As filed with the Securities and Exchange Commission on January 5, 2016

Registration No. 333-208081

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Endologix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	68-0328265
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2 Musick,

Irvine, CA 92618

(949) 595-7200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John McDermott

Chief Executive Officer

Endologix, Inc.

2 Musick,

Irvine, CA 92618

(949) 595-7200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Lawrence B. Cohn Michael L. Lawhead Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 (949) 725-4000	Kimberley Elting General Counsel TriVascular Technologies, Inc. 3910 Brickway Blvd. Santa Rosa, CA 95403 (707) 543-8800	Julia Vax Edward Deibert Arnold & Porter LLP Three Embarcadero Center, Tenth Floor San Francisco, CA 94111 (415) 471-3100

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of the conditions to the transactions described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may change. The registrant may not complete the transaction and issue these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and the registrant is not soliciting an offer to buy these securities in any state or jurisdiction in which such offer is not permitted.

PRELIMINARY AND SUBJECT TO CHANGE, DATED JANUARY 5, 2016

Dear Stockholder:	January [ ], 2016

As previously announced on October 26, 2015, TriVascular Technologies, Inc. (“TriVascular”) entered into an Agreement and Plan of Merger (as it may be amended or otherwise modified from time to time, the “Merger Agreement”), with Endologix, Inc. (“Endologix”), and Endologix’s direct wholly owned subsidiary, Teton Merger Sub Inc. (“Merger Sub”). Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into TriVascular (the “Merger”), with TriVascular surviving the Merger as a direct wholly owned subsidiary of Endologix.

Under the terms and conditions of the Merger Agreement, at the effective time of the Merger, each outstanding share of capital stock of TriVascular (other than shares for which appraisal rights under Delaware law are properly exercised and other than shares held in treasury by TriVascular or shares held by Endologix, any subsidiary of Endologix, TriVascular or any subsidiary of TriVascular) will be cancelled and converted into the right to receive per share merger consideration, consisting of:

•	shares of Endologix common stock, par value $0.001 per share, equal to: (i) 19.999% of the then outstanding shares of Endologix common stock; divided by (ii) the fully diluted number of shares of TriVascular common stock then outstanding (including shares of TriVascular common stock issued upon the exercise of TriVascular stock options and warrants immediately prior to the effective time of the Merger, shares of TriVascular common stock issuable upon the exercise of certain warrants to be assumed by Endologix at the effective time of the Merger, shares of TriVascular common stock issued upon settlement of outstanding restricted stock unit awards (“RSUs”) immediately prior to the effective time of the Merger, and shares of TriVascular common stock issued upon the conversion of certain convertible debt immediately prior to the effective time of the Merger, if such conversion takes place) (the “stock consideration”); and

•	an amount in cash determined immediately prior to the effective time of the Merger equal to: (i) the sum of the intrinsic value of outstanding stock options and warrants, the intrinsic value of outstanding RSUs, the cash proceeds, if any, from the exercise of stock options and warrants after September 11, 2015, the date of the letter of intent entered into by TriVascular and Endologix, and prior to the effective time of the Merger, and the value of the shares of TriVascular common stock issued upon the conversion of certain convertible debt, if applicable; divided by (ii) the fully diluted number of shares of TriVascular common stock then outstanding (as described above, but excluding shares of TriVascular common stock issuable upon the exercise of certain warrants to be assumed by Endologix at the effective time of the Merger) (the “cash consideration”).

Based on the closing price per share of Endologix common stock on October 23, 2015, the last full trading day before the public announcement of the Merger Agreement, the overall value of the Merger was approximately $211 million, of which approximately $187 million represented stock consideration based on the closing price per share of Endologix common stock as of that date. As described above, in accordance with the terms and conditions of the Merger Agreement, the overall value of the Merger, including the stock consideration and the cash consideration, will continue to fluctuate until the effective time of the Merger when final adjustments and calculations of the exact per share amounts of stock consideration and cash consideration payable at closing will be made.

TriVascular common stock is listed on the NASDAQ Global Select Market (“Nasdaq”) under the symbol “TRIV.” Endologix common stock is listed on Nasdaq under the symbol “ELGX.” On January 4, 2016, the last practicable trading day prior to the date of this proxy statement/prospectus, the last reported sale price per share of Endologix common stock on Nasdaq was $9.83.

The Merger cannot be completed unless TriVascular stockholders holding a majority of the outstanding shares of TriVascular common stock as of the close of business on December 28, 2015 vote in favor of the adoption of the Merger Agreement at the special meeting of TriVascular stockholders to be held on February 3, 2016 (the “special meeting”). Your vote is very important, regardless of the number of shares of TriVascular common stock you own. Whether or not you expect to attend the special meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the special meeting. In addition, at the special meeting you also may be asked to approve the adjournment of the special meeting and any adjournments or postponements thereof under certain circumstances.

THE TRIVASCULAR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, TRIVASCULAR AND ITS STOCKHOLDERS, DETERMINED THAT IT IS THE BEST INTERESTS OF TRIVASCULAR AND ITS STOCKHOLDERS TO ENTER INTO, AND DECLARED ADVISABLE, THE MERGER AGREEMENT, AND APPROVED THE EXECUTION AND DELIVERY BY TRIVASCULAR OF THE MERGER AGREEMENT. THE TRIVASCULAR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT AND “FOR” THE ADJOURNMENT PROPOSAL.

The obligations of TriVascular and Endologix to complete the Merger are subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. See “Merger Agreement — Conditions to the Merger” in the accompanying proxy statement/prospectus.

The Merger will entitle TriVascular stockholders to appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”). To exercise appraisal rights, a TriVascular stockholder must comply with all of the procedures under Section 262 of the DGCL. These procedures are described more fully in the section entitled “The Merger — TriVascular Stockholder Appraisal Rights” in the accompanying proxy statement/prospectus.

Additional information about TriVascular, Endologix and the Merger is contained in the accompanying proxy statement/prospectus. For a discussion of risk factors that you should consider in evaluating the Merger, see “Risk Factors” beginning on page 23 of the accompanying proxy statement/prospectus. The market price of Endologix and TriVascular common stock will continue to fluctuate following the date of the special meeting. Consequently, at the time of the special meeting, the market value of the stock consideration will not yet be determined. We urge you to read the accompanying proxy statement/prospectus carefully and in its entirety.

Sincerely,

Christopher G. Chavez

Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated January [    ], 2016, and is first being mailed to stockholders of TriVascular on or about January [    ], 2016.

Santa Rosa, California

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On February 3, 2016

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

Dear Stockholder,

You are cordially invited to attend a special meeting of stockholders of TriVascular Technologies, Inc., a Delaware corporation (“TriVascular”), to be held on February 3, 2016, at 9:00 a.m., local time, at the offices of Arnold & Porter LLP, Three Embarcadero Center, San Francisco, CA 94111. The purpose of the meeting will be to consider and vote upon the following matters:

(1)	to adopt the Agreement and Plan of Merger, dated as of October 26, 2015, among TriVascular, Endologix, Inc. (“Endologix”) and Teton Merger Sub Inc. (“Merger Sub”), a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice (as it may be amended or otherwise modified from time to time, the “Merger Agreement”), and approve the transactions contemplated by the Merger Agreement, including the merger of Merger Sub with and into TriVascular, with TriVascular surviving the merger as a direct wholly owned subsidiary of Endologix; and

(2)	to approve any motion to adjourn the special meeting, or any adjournments or postponements thereof, to another time or place if necessary or appropriate as determined by TriVascular to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement.

THE TRIVASCULAR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TRIVASCULAR STOCKHOLDERS VOTE “FOR” EACH OF THE PROPOSALS.

The above matters, the Merger Agreement and the proposed merger are described in more detail in the accompanying proxy statement/prospectus. Please read the accompanying proxy statement/prospectus carefully and in its entirety in deciding how to vote.

The record date for the TriVascular special meeting is December 28, 2015. Only holders of record of shares of TriVascular common stock at the close of business on the record date are entitled to notice of, and to vote at, the TriVascular special meeting, or any adjournment or postponement thereof. A list of stockholders entitled to vote at the special meeting will be available at 3910 Brickway Blvd., Santa Rosa, CA 95403, during regular business hours for a period not less than 10 days before the special meeting, as well as during the special meeting.

Adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement by TriVascular stockholders is a condition to completion of the merger and requires the affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of TriVascular common stock entitled to vote thereon. Therefore, your vote is very important. Your failure to vote your shares will have the same effect as a vote “against” the adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement. Approval of the adjournment proposal requires the affirmative vote of a majority of the voting power of the shares present in person or by proxy (whether or not a quorum is present) and entitled to vote on the proposal. An abstention will have the same effect as a vote “against” the adjournment proposal, but a failure to vote will have no effect on the outcome of the vote on this proposal. Whether or not you plan to attend the special meeting, please promptly submit a proxy to vote your shares of TriVascular common stock by calling the toll-free number found on your proxy card, by accessing the internet site found on your proxy card or by marking, dating, signing and returning all proxy cards you receive. By providing your proxy, you do not restrict your right to vote in person at the TriVascular special meeting. If your TriVascular shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee, please follow the instructions on the voting instruction form(s) furnished by such nominee that is the record holder.

Do not send any TriVascular stock certificates at this time. If the merger is completed, you will be notified of the procedures for exchanging your stock certificates for the merger consideration.

By Order of the Board of Directors,

Christopher G. Chavez

Chief Executive Officer

Santa Rosa, California

January [    ], 2016

i

ADDITIONAL INFORMATION

As permitted by the United States Securities and Exchange Commission (the “SEC”), this proxy statement/prospectus incorporates by reference important business and financial information about Endologix, Inc., a Delaware corporation (“Endologix”), TriVascular Technologies, Inc., a Delaware corporation (“TriVascular”), and their respective subsidiaries from documents filed with the SEC that have not been included in or delivered with this proxy statement/prospectus.

This information is available without charge at the SEC’s website at www.sec.gov, as well as from other sources.

You can obtain copies of the documents incorporated by reference in this proxy statement/prospectus, without charge, by requesting them in writing or by telephone at the following address and telephone number.

Investor Relations

Endologix, Inc.

2 Musick

Irvine, CA 92618

(949) 595-7200

http://www.endologix.com

If you would like to request copies, in order to receive timely delivery prior to the date of the TriVascular special meeting, please make your request at least five business days prior to the date of the TriVascular special meeting. Unless the special meeting is adjourned or postponed, this means that the latest you should request documents is January 27, 2016. See “Where To Obtain Additional Information” elsewhere in this proxy statement/prospectus.

TriVascular has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to TriVascular, and Endologix has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Endologix. Both TriVascular and Endologix have both contributed information related to the merger.

v

QUESTIONS AND ANSWERS ABOUT THE TRIVASCULAR SPECIAL MEETING

Below are some of the questions that you as a holder of shares of TriVascular common stock may have regarding the special meeting of TriVascular stockholders and answers to those questions. You are urged to carefully read the remainder of this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the other information referred to or incorporated by reference in this proxy statement/prospectus because the information contained in this section and in the “Summary” section is not complete. See “Where To Obtain Additional Information” elsewhere in this proxy statement/prospectus.

As used in this proxy statement/prospectus, unless otherwise indicated or the context requires: “Endologix” (or “we,” “us” and “our”) refers to Endologix, Inc., a Delaware corporation, and its consolidated subsidiaries; “Merger Sub” refers to Teton Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Endologix; and “TriVascular” refers to TriVascular Technologies, Inc., a Delaware corporation, and its consolidated subsidiaries.

Why have I received these materials?

You are receiving this proxy statement/prospectus as a stockholder of TriVascular. TriVascular has agreed to merge with Merger Sub pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger (as it may be amended or otherwise modified from time to time, the “merger agreement”), dated as of October 26, 2015, among TriVascular, Endologix and the Merger Sub, which is attached to this proxy statement/prospectus as Annex A.

Pursuant to the merger agreement and subject to the satisfaction or waiver of the conditions to the merger, Merger Sub will be merged with and into TriVascular (the “merger”), with TriVascular surviving the merger as a direct wholly owned subsidiary of Endologix (the “surviving corporation”). At the effective time of the merger, each outstanding share of TriVascular common stock, par value $0.01 per share (other than certain cancelled and dissenting shares, as described elsewhere in this proxy statement/prospectus), will be automatically converted into the right to receive merger consideration consisting of shares of Endologix common stock and an amount in cash, in each case to be calculated immediately prior to the effective time of the merger, with cash in lieu of any fractional shares of Endologix common stock and, in each case, without interest and subject to any applicable withholding taxes. While the exact merger consideration per share each outstanding share of TriVascular common stock (other than certain cancelled and dissenting shares, as described elsewhere in this proxy statement/prospectus) will be entitled to receive will fluctuate until the effective time of the merger, the aggregate number of shares that Endologix will be issuing in the merger will equal 19.999% of the then outstanding shares of Endologix common stock and the amount in cash will be calculated in accordance with the formula set forth in the merger agreement, as described in more detail elsewhere in this proxy statement/prospectus.

This proxy statement/prospectus serves as the proxy statement through which TriVascular is soliciting proxies to obtain the approval of TriVascular stockholders to adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger. This proxy statement/prospectus also serves as the prospectus by which Endologix is registering shares of its common stock for issuance as part of the merger consideration in the merger. This proxy statement/prospectus contains important information, and you should read it carefully and in its entirety.

Who is Endologix?

As a result of the merger, TriVascular will be a direct wholly owned subsidiary of Endologix. Endologix is a medical device company that develops, manufactures, markets and sells innovative medical devices for the treatment of aortic disorders. Endologix’s products are intended for the minimally invasive endovascular treatment of abdominal aortic aneurysms (“AAA”). Endologix’s AAA products are built on one of two platforms: (i) traditional minimally invasive endovascular repair (“EVAR”) or (ii) endovascular sealing (“EVAS”), Endologix’s innovative solution for sealing the aneurysm sac while maintaining blood flow through two blood flow lumens. Endologix’s current EVAR products include the Endologix AFX Endovascular AAA System (“AFX”), the VELA Proximal Endograft (“VELA”) and the Endologix IntuiTrak Endovascular AAA System (“IntuiTrak”). Endologix’s current EVAS product is the Nellix Endovascular Aneurysm Sealing System (“Nellix EVAS System”), which has regulatory approval in Europe, and is pending regulatory approval in the United States, Endologix sells its product platforms (including extensions and accessories) to hospitals in the United States and Europe, and to third-party international distributors.

What matters are being voted on at the TriVascular special meeting?

At the TriVascular special meeting, TriVascular stockholders will be asked to vote upon the following proposals:

•	Proposal No. 1 — Adoption of the Merger Agreement and Approval of the Transactions Contemplated by the Merger Agreement. Adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger;

•	Proposal No. 2 — Approval of Possible Adjournment of the TriVascular Special Meeting. Approve any motion to adjourn the special meeting, or any adjournments or postponements thereof, to another time or place if necessary or appropriate as determined by TriVascular to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

Does the TriVascular board of directors support the merger and recommend a vote in favor of the proposals?

Yes. The TriVascular board of directors unanimously determined that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, and in the best interests of, TriVascular and its stockholders, determined that it is in the best interests of TriVascular and its stockholders to enter into, and declared advisable, the merger agreement and approved the execution and delivery by TriVascular of the merger agreement, the performance by TriVascular of its covenants and agreements contained in the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement on the terms and subject to the conditions contained in the merger agreement. The TriVascular board of directors unanimously recommends that TriVascular stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate as determined by TriVascular, to solicit additional proxies if there are not sufficient votes in favor of the first proposal. See “The Merger — TriVascular’s Reasons for the Merger; Recommendation of TriVascular’s Board of Directors.”

Additionally, certain members of TriVascular’s board of directors, or certain of their affiliates, who collectively own approximately 32.5% of the outstanding shares of TriVascular common stock have entered into voting agreements with Endologix, pursuant to which, among other things and subject to the terms and conditions of such voting agreements, such stockholders agreed to vote all shares of TriVascular common stock beneficially owned by them in favor of the adoption of the merger agreement and the approval of the transactions contemplated by the merger agreement, including the merger, and any other matter necessary to consummate such transactions. The form of voting agreement is attached to this proxy statement/prospectus as Annex B. See “Voting Agreements.”

What will I receive for my shares of TriVascular common stock if the merger is completed?

If the merger is completed, at the effective time of the merger, each share of TriVascular common stock that is outstanding immediately prior to the effective time of the merger, unless appraisal rights under Delaware law for such shares are properly exercised and other than shares held in treasury by TriVascular or shares held by Endologix, any subsidiary of Endologix, TriVascular or any subsidiary of TriVascular, will be converted into the right to receive per share merger consideration, consisting of:

•	shares of Endologix common stock, par value $0.001 per share, equal to: (i) 19.999% of the then outstanding shares of Endologix common stock; divided by (ii) the fully diluted number of shares of TriVascular common stock then outstanding (including shares of TriVascular common stock issued upon the exercise of TriVascular stock options and warrants immediately prior to the effective time of the merger, shares of TriVascular common stock issuable upon the exercise of certain warrants to be assumed by Endologix at the effective time of the merger, shares of TriVascular common stock issued upon settlement of outstanding restricted stock unit awards (“RSUs”) immediately prior to the effective time of the merger, and shares of TriVascular common stock issued upon the conversion of certain convertible debt immediately prior to the effective time of the merger, if such conversion takes place) (the “stock consideration”); and

•	an amount in cash determined immediately prior to the effective time of the merger equal to (i) the sum of the intrinsic value of outstanding stock options and warrants (calculated as the aggregate sum of the difference between a volume weighted average price for TriVascular stock for the 10 days prior to closing of the merger and the exercise price for all in-the money stock options and warrants), the intrinsic value of outstanding RSUs (calculated as the aggregate volume weighted average price for TriVascular stock for all RSUs which vest or settle between the date of the merger agreement and closing of the merger), the cash proceeds, if any, from the exercise of options and warrants after September 11, 2015, the date of the letter of intent entered into by TriVascular and Endologix, and prior to the effective time of the merger, and the value of the shares of TriVascular common stock issued upon the conversion of certain convertible debt, if applicable; divided by (ii) the fully diluted number of shares of TriVascular common stock then outstanding (as described above, but excluding shares of TriVascular common stock issuable upon the exercise of certain warrants to be assumed by Endologix at the effective time of the merger) (the “cash consideration”).

The following table sets forth, for example purposes only, a range of potential per share consideration amounts to be received by TriVascular stockholders, depending upon the various trading prices of Endologix common stock, and subject to several qualifications and assumptions specified below. Due to the complexity of the formulas in the merger agreement and the number of variables that will continue to fluctuate until the effective time of the merger, including with respect to deviations from the qualifications and assumptions set forth below, the exact amounts of per share consideration are expected to vary from those in the table and may only be determined at the effective time of the merger.

4 Scenarios Endologix Stock Price	Implied Merger Consideration Per Share of TriVascular Stock
	Endologix Stock	Cash	Aggregate
$ 8.00	$4.97	$0.30	$5.28
$ 9.00	$5.59	$0.35	$5.94
$ 10.00	$6.20	$0.40	$6.60
$ 11.00	$6.81	$0.45	$7.26

The above calculations are based on the following qualifications and assumptions:

(1)	The number of shares of Endologix common stock outstanding as of November 13, 2015.
(2)	The number of shares of TriVascular common stock outstanding as of November 13, 2015, as adjusted for an assumed number of additional shares of common stock issued following (i) settlement of restricted stock units outstanding as of the date of execution of the merger agreement and without giving effect to any adjustments for tax withholdings and (ii) exercise, on a net issue basis, with no cash proceeds to TriVascular, of in-the-money stock options and warrants, in each case outstanding as of the date of execution of the merger agreement, and in each case utilizing the estimated “Aggregate” merger consideration as a deemed fair value per share for the purposes of calculating the number of shares issuable as a result of the net exercise, without giving effect to any adjustments for tax withholdings.
(3)	Certain outstanding convertible debt being repaid in cash, rather than converted into shares of common stock.

We refer to the stock consideration and cash consideration above, collectively, as the “merger consideration.” In each case, the stock consideration and cash consideration do not reflect interest or any applicable withholding taxes. Additional cash may be issued in lieu of any fractional shares of Endologix common stock.

Based on the closing price per share of Endologix common stock on October 23, 2015, the last full trading day before the public announcement of the merger agreement, the overall value of the merger was equal to up to approximately $211 million, of which approximately $187 million represented stock consideration based on the closing price per share of Endologix common stock as of that date. As described above, in accordance with the terms and conditions of the merger agreement, the overall value of the merger, including the stock consideration and the cash consideration, will continue to fluctuate until the effective time of the merger when final adjustments and calculations of the exact per share amounts of stock consideration and cash consideration payable at closing will be made.

When and how will I receive the merger consideration in exchange for my shares of TriVascular common stock?

TriVascular stockholders of record will receive a letter of transmittal shortly after the effective time of the merger from the exchange agent, which Endologix will engage for that purpose, with instructions on how to effect the transfer and cancellation of the stock certificates representing shares of TriVascular common stock and shares of TriVascular common stock held in book-entry form in exchange for the merger consideration. See “Merger Agreement — Merger Consideration — Exchange of TriVascular Stock Certificates for the Merger Consideration.” TriVascular stockholders should not send in their common stock certificates with their proxy cards.

What vote is required to approve the proposals?

The following votes are required to approve the proposals at the TriVascular special meeting:

•	Proposal No. 1 — Adoption of the Merger Agreement and Approval of the Transactions Contemplated by the Merger Agreement. Provided a quorum of stockholders is present in person or by proxy at the special meeting, in order to adopt the merger agreement and approve the transactions contemplated by the merger agreement, holders of a majority of the outstanding shares of TriVascular common stock entitled to vote thereon must vote in favor of the proposal.

Approval of this proposal is a condition to the completion of the merger. See “Merger Agreement — Conditions to the Merger.” A failure to submit a proxy or to vote in person at the special meeting or an abstention from voting, or a failure to instruct your broker, dealer, commercial bank, trust company or other nominee on how to vote your shares with respect to this proposal, will have the same effect as a vote “AGAINST” this proposal.

•	Proposal No. 2 — Approval of Possible Adjournment of the TriVascular Special Meeting. If there are not sufficient votes to adopt the merger agreement at the time of the special meeting or any adjournments or postponements thereof, the affirmative vote of a majority of the voting power of the shares present in person or by proxy (whether or not a quorum is present) and entitled to vote on the adjournment proposal may adjourn the special meeting to another time and place in order to solicit additional proxies. An abstention with respect to this proposal will have the same effect as a vote “AGAINST” this proposal, but a failure to submit a proxy or to vote in person at the special meeting or a failure to instruct your broker, dealer, commercial bank, trust company or other nominee on how to vote your shares with respect to this proposal will have no effect on the outcome of the vote on this proposal.

What are the conditions to completion of the merger?

The merger is conditioned upon, among other things, the following:

•	TriVascular Stockholder Approval — the merger agreement having been adopted (and the transactions contemplated by the merger agreement having been approved) by holders of a majority of the outstanding shares of TriVascular common stock entitled to vote thereon;

•	Regulatory Approval — any waiting period (and extensions thereof) applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated;

•	Effectiveness of Form S-4 — the registration statement on Form S-4 of which this proxy statement/prospectus is a part having been declared effective by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order having been issued or proceeding seeking a stop order having been initiated or threatened by the SEC;

•	Listing of Endologix Common Stock — the shares of Endologix common stock to be issued in the merger having been approved for listing on the NASDAQ Global Select Market (“Nasdaq”), subject to official notice of issuance;

•	No Legal Prohibition — no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect, and no law has been adopted or is effective, in each case, that restrains, enjoins, prohibits or makes illegal the consummation of the merger;

•	Accuracy of Representations — the representations and warranties of each party contained in the merger agreement being true and correct as of October 26, 2015 and the closing date, subject to specified materiality standards;

•	Compliance with Covenants — each party having complied in all material respects with its covenants under the merger agreement; and

•	Tax Opinions — the receipt of written opinions by Endologix and TriVascular from legal counsel, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

The merger is subject to certain other conditions set forth in the section entitled “Merger Agreement — Conditions to the Merger.”

Endologix’s obligation to consummate the merger is not conditioned upon any financing arrangements or contingencies. See “The Merger — Source and Amount of Funds.”

How long will it take to complete the proposed merger?

The merger is currently expected to be completed in the first quarter of 2016, subject to the satisfaction or waiver of the conditions described in “Merger Agreement — Conditions to the Merger.”

If the merger is completed, will TriVascular continue as a public company?

No. If the merger is completed, TriVascular will no longer be publicly traded, and TriVascular will be a direct, wholly owned subsidiary of Endologix.

When and where is the TriVascular special meeting being held?

The TriVascular special meeting is being held on February 3, 2016, at 9:00 a.m. local time, at the offices of Arnold & Porter LLP, Three Embarcadero Center, San Francisco, CA 94111.

Who can vote at the TriVascular special meeting?

Only stockholders listed on TriVascular’s records at the close of business on December 28, 2015, the record date for the special meeting, are entitled to receive notice of and to vote at the special meeting, or any adjournments or postponements of the special meeting.

If your shares are registered directly in your name with TriVascular’s transfer agent, you are considered, with respect to those shares, the “stockholder of record.” You are entitled to vote any such shares you held of record as of the close of business on the record date.

If you own your shares of TriVascular common stock through a broker, dealer, commercial bank, trust company or other nominee, you are considered the beneficial owner of shares held in “street name,” and your broker, dealer, commercial bank, trust company or other nominee is considered, with respect to those shares, the stockholder of record. As the beneficial owner of shares held in street name, you have the right to instruct your broker, dealer, commercial bank, trust company or other nominee how to vote any shares that it held of record as of the close of business on the record date on your behalf.

How many shares of TriVascular common stock were outstanding as of the close of business on the record date?

As of the close of business on the record date, there were 20,579,526 shares of TriVascular common stock outstanding and entitled to vote at the special meeting.

What constitutes a quorum for the TriVascular special meeting?

In order for business to be conducted at the TriVascular special meeting, a quorum must be present. The stockholders present, in person or by proxy, holding a majority of the issued and outstanding shares of TriVascular common stock entitled to vote as of the close of business on the record date will constitute a quorum for the transaction of business at the TriVascular special meeting.

How do I vote my shares of TriVascular common stock if I am a stockholder of record?

If you are a TriVascular stockholder of record, you may submit a proxy to instruct the persons named as proxy holders how to vote your shares. If you properly complete, sign, date and return the proxy card enclosed with this proxy statement/prospectus, your shares will be voted in accordance with your instructions. TriVascular stockholders may also submit a proxy over the internet at www.proxypush.com/triv or by telephone toll free at (866) 883-3382 by close of business on the day immediately preceding the TriVascular special meeting. More detailed voting instructions are printed on the proxy card you received. Any such method of submitting a proxy will enable your shares to be represented and voted at the special meeting.

If you submit a proxy, the named proxy holders will vote all shares at the special meeting for which your proxy has been properly submitted and not revoked. If you sign, date and return your proxy card but do not mark your card to instruct the proxy holders how to vote with respect to any particular proposal, your shares will be voted “FOR” such proposal.

TriVascular stockholders may also vote in person by ballot at the TriVascular special meeting, although attending the special meeting will not in and of itself constitute a vote or serve to revoke a properly submitted proxy. TriVascular recommends that you submit your proxy even if you plan to attend the TriVascular special meeting. If you vote by proxy, you may change your vote, among other ways, if you attend and vote at the TriVascular special meeting.

How do I vote my shares of TriVascular common stock if I hold my shares in street name?

If your shares of TriVascular common stock are held in an account through a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee how to vote your shares by following the instructions that broker, dealer, commercial bank, trust company or other nominee provides you along with this proxy statement/prospectus. Your broker, dealer, commercial bank, trust company or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares, so you should read carefully the materials provided to you by your broker, dealer, commercial bank, trust company or other nominee. If you do not receive materials from your broker, dealer, commercial bank, trust company or other nominee, you should contact your broker, dealer, commercial bank, trust company or other nominee to seek such materials to ensure that your TriVascular shares are represented and voted at the special meeting.

If you do not provide voting instructions to your broker, dealer, commercial bank, trust company or other nominee, it will nevertheless be entitled to vote your shares on “discretionary” items but will not be permitted to do so on “non-discretionary” items. None of the proposals at the TriVascular special meeting are discretionary matters. As such, without your instructions, nominees do not have discretionary authority to vote on any of the proposals to be voted on at the TriVascular special meeting.

TriVascular stockholders who hold their shares in street name may also vote in person by ballot at the TriVascular special meeting, provided that they bring a copy of a brokerage or bank statement to the TriVascular special meeting reflecting their stock ownership as of the close of business on the record date, although attending the special meeting will not in and of itself constitute a vote or serve to revoke a properly submitted proxy provided on a TriVascular stockholder’s behalf. TriVascular recommends that you instruct your broker, dealer, commercial bank, trust company or other nominee how to vote your shares even if you plan to attend the TriVascular special meeting.

If I plan on attending the special meeting in person, should I still submit a proxy?

Yes. Whether or not you plan to attend the special meeting, you should submit a proxy. Even if you submit a proxy, you may change your vote by voting in person by ballot at the special meeting. Attendance at the special meeting will not, in and of itself, serve to revoke your proxy.

What if I receive more than one set of proxy cards or more than one email asking me to vote?

If you receive more than one set of proxy cards or more than one e-mail with instructions on how to vote, it means your shares are registered in more than one name or are registered in different accounts. Please complete, sign, date and return each proxy card (or otherwise submit a proxy by internet or telephone) or respond to each e-mail, to ensure that all your shares are represented and voted at the special meeting.

Can I change my vote after I have submitted a proxy?

Yes. You may revoke your proxy at any time before your shares are voted at the special meeting.

If you are a stockholder of record, you may revoke your proxy by:

•	Submitting a proxy again by telephone or on the internet, because only your latest telephone or internet proxy will be counted;

•	properly completing, signing, dating and returning another proxy card with a later date;

•	voting in person by ballot at the special meeting; or

•	giving written notice of such revocation to TriVascular’s Secretary prior to or at the special meeting.

If you hold your shares beneficially in “street name,” you may revoke your proxy by:

•	following the instructions of your broker, dealer, commercial bank, trust company or other nominee regarding the revocation of proxies (note that your broker, dealer, commercial bank, trust company or other nominee may have an earlier deadline with respect to instructing it with respect to the revocation of proxies); or

•	voting in person by ballot at the special meeting, provided that you bring a copy of a brokerage or bank statement to the TriVascular special meeting reflecting your stock ownership as of the close of business on the record date.

Will I have the right to have my shares of TriVascular common stock appraised?

If the merger is completed, holders of shares of TriVascular common stock will be entitled to exercise appraisal rights in connection with the merger if they did not vote in favor of the merger at the TriVascular special meeting, deliver a written demand for appraisal of their shares before the taking of the vote on the proposal to adopt the merger agreement at the special meeting, continuously hold their shares from the date of making the demand through the effective time of the merger, and satisfy the other requirements prescribed by Delaware law.

TriVascular stockholders who comply with the applicable statutory procedures under the General Corporation Law of the State of Delaware (the “DGCL”) will be entitled to receive a judicial determination of the fair value of their shares of TriVascular common stock (exclusive of any element of value arising from the accomplishment or expectation of the merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of shares of TriVascular common stock could be based upon considerations other than, or in addition to, the merger consideration and the market value of shares of TriVascular common stock. The value so determined could be higher or lower than the value of the merger consideration. You should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the merger, are not opinions as to fair value under applicable Delaware law.

Under Section 262 of the DGCL, where a proposed merger is submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, is required to notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available that appraisal rights are available for any or all of the shares of the corporation, and is required to include in such notice a copy of Section 262 of the DGCL. This proxy statement/prospectus will constitute TriVascular’s formal notice of appraisal rights under Section 262 of the DGCL.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by TriVascular stockholders desiring to exercise appraisal rights under Section 262 of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this proxy statement/prospectus as Annex E. See “The Merger — TriVascular Stockholder Appraisal Rights.”

Who can help answer my questions about the TriVascular special meeting?

You may contact Kimberley A. Elting, TriVascular’s Corporate Secretary, with any questions about the TriVascular special meeting or the proposals, including questions about how to vote, or to request additional copies of the proxy materials, at: (707) 543-8800.

SUMMARY

This section summarizes material information presented in greater detail elsewhere in this proxy statement/prospectus. However, this summary does not contain all of the information that may be important to TriVascular stockholders. You are urged to carefully read the remainder of this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the other information referred to or incorporated by reference in this proxy statement/prospectus because the information contained in this section and in the “Questions and Answers About the TriVascular Special Meeting” section is not complete. See “Where To Obtain Additional Information.”

The Companies (Page 62)

Endologix

Endologix, Inc.

2 Musick

Irvine, CA 92618

(949) 595-7200

Endologix is a Delaware corporation with corporate headquarters and production facilities located in Irvine, California. Endologix develops, manufactures, markets and sells innovative medical devices for the treatment of aortic disorders. Endologix products are intended for the treatment of AAA. The Endologix AAA products are built on one of two platforms: (i) traditional minimally invasive EVAR or (ii) EVAS, its innovative solution for sealing the aneurysm sac while maintaining blood flow through two blood flow lumens. Endologix’s current EVAR products include AFX, VELA and IntuiTrak. Endologix’s current EVAS product is the Nellix EVAS System. Sales of Endologix’s EVAR and EVAS platforms (including extensions and accessories) to hospitals in the United States and Europe, and to third-party international distributors in certain European countries and elsewhere, provide the sole source of Endologix’s reported revenue.

Endologix’s EVAR products consist of (i) a cobalt chromium alloy stent covered by expanded polytetrafluoroethylene (commonly referred to as “ePTFE”) graft material, or stent graft, and (ii) an accompanying delivery system. Once fixed in its proper position within the abdominal aorta, Endologix’s EVAR device provides a conduit for blood flow, thereby relieving pressure within the weakened or “aneurysmal” section of the vessel wall, which greatly reduces the potential for aneurysm rupture.

Endologix’s EVAS product consists of (i) bilateral covered stents with endobags, (ii) a biocompatible polymer injected into the endobags to seal the aneurysm and (iii) a delivery system and polymer dispenser. Endologix’s EVAS product seals the entire aneurysm sac, effectively excluding the aneurysm sac and reducing the likelihood of future aneurysm rupture. Additionally, it has the potential to reduce the need for post procedural re-interventions.

Within Endologix’s EVAR platform, AFX is marketed in the United States, Europe, New Zealand and Latin America, and IntuiTrak sales are currently limited to Japan. In February 2013, Endologix commenced limited market introduction in Europe of the Nellix EVAS System, and a controlled commercial introduction is currently underway. In December 2013, Endologix received Investigational Device Exemption (“IDE”), approval in the United States to begin a clinical trial for the Nellix EVAS System which commenced in January 2014. In October 2015, Endologix received United States Food and Drug Administration (the “FDA”), approval for the AFX2 Bifurcated Endograft System for the treatment of AAA.

Endologix was incorporated in California in March 1992 under the name Cardiovascular Dynamics, Inc. and reincorporated in Delaware in June 1993. In January 1999, Endologix merged with privately held Radiance

Medical Systems, Inc. and changed our name to Radiance Medical Systems, Inc. and, in May 2002, Endologix merged with privately held Endologix, Inc. and changed its name to Endologix, Inc. Endologix’s shares are traded on Nasdaq under the ticker symbol “ELGX.”

Endologix maintains a website at www.endologix.com where general information about it and its products is available. The contents of the website are not incorporated by reference into this proxy statement/prospectus.

Merger Sub

TriVascular Merger Sub Inc.

c/o Endologix

2 Musick

Irvine, CA 92618

(949) 595-7200

Merger Sub is a Delaware corporation and direct, wholly owned subsidiary of Endologix. Merger Sub was formed on October 23, 2015 for the purpose of consummating the merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the merger.

TriVascular

TriVascular Technologies, Inc.

3910 Brickway Blvd.

Santa Rosa, CA 95403

(707) 573-8800

TriVascular is a medical device company developing and commercializing innovative technologies to significantly advance minimally invasive treatment of AAA. TriVascular’s mission is to help physicians improve the lives of patients suffering from aortic disease through excellence in research, product development, manufacturing, sales and service. TriVascular developed its technology platform leveraging engineering principles utilized in many industries, including aerospace, aircraft and automotive, and applied these concepts with the goal of designing an optimal solution for AAA therapy to address unmet clinical needs. The “Ovation System,” TriVascular’s solution for the treatment of AAA through minimally invasive EVAR, is a new Stent Graft platform, providing an innovative and effective alternative to conventional devices. It is designed to specifically address many of the limitations associated with conventional EVAR devices and expand the pool of patients eligible for EVAR.

TriVascular is a Delaware corporation that was established in 2007 and became a publicly traded company in 2014. Its shares trade on Nasdaq under the ticker symbol “TRIV.”

Purpose of the Merger (Page 64)

The purpose of the merger that has been agreed to between Endologix and TriVascular is for Endologix to acquire control of and the entire equity interest in TriVascular.

The Merger (Page 64)

On the terms and subject to the conditions set forth in the merger agreement, which is attached to this proxy statement/prospectus as Annex A, Merger Sub will merge with and into TriVascular, with TriVascular surviving the merger. At the effective time of the merger, all outstanding shares of capital stock of TriVascular (other than shares for which appraisal rights under Delaware law are properly exercised and other than shares held in treasury by TriVascular or shares held by Endologix, any subsidiary of Endologix, TriVascular or any subsidiary of TriVascular) will be cancelled and converted into the right to receive the merger consideration. After the merger, TriVascular will be a direct, wholly owned subsidiary of Endologix, and the former stockholders of TriVascular will no longer have any direct ownership interest in the surviving corporation.

The merger will be completed as soon as practicable following adoption of the merger agreement by TriVascular stockholders, assuming the satisfaction or waiver of the other closing conditions at such time. The merger will be subject to Section 251(c) of the DGCL, which means that a vote of TriVascular stockholders will be required to complete the merger. Accordingly, Endologix anticipates that the merger will be completed on the same day as the special meeting of TriVascular stockholders if TriVascular stockholders adopt the merger agreement at the special meeting, assuming the satisfaction or waiver of the other closing conditions set forth in the merger agreement as of such date.

Merger Consideration (Page 119)

The per share merger consideration payable upon closing consists of:

•	stock consideration, comprised of shares of Endologix common stock, par value $0.001 per share, equal to: (i) 19.999% of the then outstanding shares of Endologix common stock; divided by (ii) the fully diluted number of shares of TriVascular common stock then outstanding (including shares of TriVascular common stock issued upon the exercise of TriVascular’s stock options and warrants immediately prior to the effective time of the merger, shares of TriVascular common stock issuable upon the exercise of certain warrants to be assumed by Endologix at the effective time of the merger, shares of TriVascular common stock issued upon settlement of outstanding RSUs immediately prior to the effective time of the merger, and shares of TriVascular common stock issued upon the conversion of certain convertible debt prior to the effective time of the merger, if such conversion takes place); and

•	cash consideration, comprised of an amount in cash determined immediately prior to the effective time of the merger equal to: (i) the sum of the intrinsic value of outstanding options and warrants, the intrinsic value of outstanding RSUs, the cash proceeds, if any, from the exercise of stock options and warrants after September 11, 2015, the date of the letter of intent entered into by TriVascular and Endologix, and prior to the effective time of the merger, and the value of the shares of TriVascular common stock issued upon the conversion of certain convertible debt, if applicable; divided by (ii) the fully diluted number of shares of TriVascular common stock then outstanding (as described above, but excluding shares of TriVascular common stock issuable upon the exercise of certain warrants to be assumed by Endologix at the effective time of the merger).

TriVascular stockholders will not receive any fractional shares of Endologix common stock in the merger, and each TriVascular stockholder who otherwise would be entitled to receive a fraction of a share of Endologix common stock pursuant to the merger will be paid an amount in cash (without interest) in lieu thereof, obtained by multiplying (i) the closing price per share of Endologix common stock as reported on Nasdaq on the closing date by (ii) the fraction of a share of Endologix common stock to which the TriVascular stockholder would otherwise be entitled.

Treatment of TriVascular Equity Awards; Employee Stock Purchase Plan (Page 120)

Consideration for Options and RSUs

As agreed by Endologix under the terms of the merger agreement, if the merger is consummated, neither Endologix nor the surviving corporation will assume or continue any stock options or RSUs, or substitute any other options or securities for such stock options or RSUs. On the day that is five days immediately prior to the effective time of the merger, the vesting schedules of all outstanding stock options and RSUs will be accelerated in full (contingent upon the consummation of the merger). In the case of stock options, the holders of such vested stock options who exercise them in accordance with their terms prior to the effective time of the merger will be deemed to hold the underlying shares of TriVascular common stock, and such shares will be converted into the right to receive the merger consideration. At the effective time of the merger, by virtue of the merger and without any action on the part of the holders thereof, any unexercised stock options outstanding immediately prior to the effective time of the merger will terminate and cease to be outstanding, and will be cancelled, and no consideration will be delivered in exchange therefor. In the case of RSUs, the number of shares of TriVascular common stock subject to each such RSU will be issued to the holder of the RSUs as of such date, and such shares of TriVascular common stock will be automatically converted into the right to receive the merger consideration at the effective time of the merger.

TriVascular Employee Stock Purchase Plan

Each outstanding offering period under TriVascular’s employee stock purchase plan (the “ESPP”) that is in progress as of the effective time of the merger will terminate on the business day immediately prior to the effective time of the merger, and be the final offering period under the ESPP. The accumulated contributions of each participant under the ESPP will be used to purchase TriVascular common stock on the business day immediately prior to the effective time of the merger (with any participant payroll deductions not applied to the purchase of shares returned to the participant). The ESPP will terminate as of the effective time of the merger.

Consideration for Warrants

As agreed by Endologix under the terms of the merger agreement, prior to the effective time, TriVascular will effect the exercise of any warrants that, in accordance with their terms, will be deemed automatically exercised as a result of the merger. Holders of any such warrants will be deemed to hold the underlying shares of TriVascular common stock as of the effective time of the merger, and such shares of TriVascular common stock will be converted, by virtue of the merger and without any action on the part of the holders thereof, into the right to receive the merger consideration. Any in-the-money warrants that are not exercised, whether automatically or otherwise, prior to the effective time of the merger in accordance with their terms will be cancelled and terminated as of the effective time of the merger and no consideration will be issued to the holders of such warrants with respect thereto. Any out-of-the-money warrants that are not exercised, whether automatically or otherwise, prior to the effective time of the merger in accordance with their terms will be assumed by Endologix at the effective time of the merger.

Conditions to the Merger (Page 121)

Completion of the merger is subject to certain conditions, including, among others:

•	receipt of TriVascular stockholder approval;

•	receipt of required regulatory clearance under the HSR Act;

•	the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part;

•	the listing on Nasdaq of the shares of Endologix common stock to be issued in the merger;

•	absence of legal prohibitions;

•	the truth and accuracy of the other party’s representations and warranties made in the merger agreement, subject to specified materiality standards;

•	the other party’s material compliance with its covenants under the merger agreement; and

•	the receipt of a legal opinion by each party from each other’s legal counsel regarding the tax treatment of the merger.

Regulatory Approvals (Page 105)

Completion of the merger is subject to the expiration or termination of the waiting period, or extension thereof, applicable to the merger under the HSR Act. The parties to the merger agreement are required to use their respective reasonable best efforts to consummate the merger, including by taking all reasonable actions necessary to obtain any antitrust or other regulatory approvals. On November 17, 2015, Endologix and TriVascular received notice that the waiting period applicable to the merger under the HSR Act had been terminated early.

Source and Amount of Funds (Page 110)

Endologix estimates the aggregate amount of cash consideration required to consummate the merger will be approximately $8 million to $24 million, plus related fees and expenses. Endologix anticipates that the funds needed to complete the merger will be derived from available cash on hand.

Endologix’s obligation to consummate the merger is not conditioned upon any financing arrangements or contingencies.

Listing of Endologix Common Stock (Page 111)

Endologix will submit the necessary applications to cause the shares of its common stock to be issued in the merger to be approved for listing on Nasdaq. Approval of this listing is a condition to completion of the merger.

Comparative Market Price and Dividend Matters (Page 140)

Endologix common stock is listed on Nasdaq under the symbol “ELGX,” and TriVascular common stock is listed on Nasdaq under the symbol “TRIV.” The following table sets forth the closing prices per share of Endologix common stock and TriVascular common stock on Nasdaq as reported on October 23, 2015, the last full trading day prior to public announcement of the merger agreement, and on November 13, 2015, the most recent practicable trading date prior to the filing of this proxy statement/prospectus. The table also shows the implied value of one share of TriVascular common stock on such dates, which was calculated by adding the estimated per-share cash consideration and the estimated market value of the per-share stock consideration.

	Per-Share TriVascular Closing Price	Per-Share Endologix Closing Price	Implied Transaction Value of TriVascular Share
October 23, 2015	$5.13	$13.81	$9.10
November 13, 2015	$7.45	$9.04	$5.96

The market value of the stock portion of the merger consideration will change as the market value of Endologix common stock fluctuates until the date of the TriVascular special meeting and thereafter. TriVascular stockholders should obtain current market quotations for shares of TriVascular common stock and Endologix common stock before deciding how to vote their TriVascular shares.

Ownership of Endologix After the Merger (Page 97)

Endologix estimates that former stockholders of TriVascular will own, in the aggregate, approximately 16% of the shares of Endologix common stock outstanding immediately following completion of the merger.

Comparison of Stockholders’ Rights (Page 163)

The rights of Endologix stockholders are different in some respects from the rights of TriVascular stockholders. Therefore, TriVascular stockholders will have different rights as stockholders once they become Endologix stockholders.

TriVascular Stockholder Appraisal Rights (Page 101)

Holders of TriVascular common stock who object to the merger may elect to pursue appraisal rights to receive the judicially determined “fair value” of their shares, but only if they comply with the procedures required under Delaware law. In order to qualify for these rights, TriVascular stockholders must (i) not vote in favor of adoption of the merger agreement, (ii) make a written demand for appraisal prior to the taking of the vote on the adoption of the merger agreement at the special meeting and (iii) otherwise comply with the Delaware law procedures for exercising appraisal rights. A properly executed proxy that is not marked “AGAINST” or “ABSTAIN” will be voted for the adoption of the merger agreement and will disqualify the stockholder submitting that proxy from demanding appraisal rights.

A copy of Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex E. Failure to follow the procedures set forth in Section 262 of the DGCL will result in the loss of appraisal rights.

For additional information on the appraisal rights of TriVascular stockholders, see “The Merger — TriVascular Stockholder Appraisal Rights.”

Risk Factors (Page 23)

For a discussion of significant factors you should consider carefully before deciding to participate in the merger, see “Risk Factors” beginning on page 23 of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences (Page 157)

It is intended that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to each of Endologix’s and TriVascular’s obligation to complete the merger that it receive a written opinion from each other’s legal counsel, Arnold & Porter LLP (“Arnold & Porter”), in the case of TriVascular, and Stradling Yocca Carlson & Rauth P.C. (“SYCR”), in the case of Endologix, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, assuming the receipt and accuracy of such opinions, U.S. holders (as defined under “Material U.S. Federal Income Tax Consequences”) of shares of TriVascular common stock that receive a combination of shares of Endologix common stock and cash (other than cash received in lieu of fractional shares of Endologix common stock) as merger consideration for shares of TriVascular common stock pursuant to the merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of Endologix common stock and cash received by the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of TriVascular common stock surrendered and (ii) the amount of cash received by such U.S. holder. Non-U.S. holders (as defined under “Material U.S. Federal Income Tax Consequences”) of shares of TriVascular common stock that receive the merger consideration pursuant to the merger may be subject to U.S. withholding tax with respect to cash received.

Holders of TriVascular common stock should read the section entitled “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the merger. Tax matters can be complicated, and the tax consequences of the merger to a particular holder will depend on such holder’s particular facts and circumstances. TriVascular stockholders should consult their tax advisors to determine the specific consequences to them of receiving the merger consideration pursuant to the merger.

Accounting Treatment (Page 110)

The merger will be accounted for as a business combination, pursuant to which Endologix will acquire TriVascular, using the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”), and, accordingly, will generally result in the recognition of TriVascular assets acquired and liabilities assumed at fair value. However, as of the date of this proxy statement/prospectus, the valuation studies necessary to estimate the fair values of the assets acquired (including intangible assets, such as completed technology and trade names) and liabilities assumed have been performed based on publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions, as there are limitations on the type of information that can be exchanged between TriVascular and Endologix at this time. Until the merger is complete, Endologix will not have complete access to all the relevant information. Differences between these preliminary estimates and the final acquisition accounting will occur and there can be no assurances that the final valuations will not result in material changes to the preliminary allocation of the merger consideration. The excess of the merger consideration transferred over the identifiable net assets acquired reflected in the unaudited pro forma condensed combined financial statements included elsewhere in this proxy statement/prospectus will be allocated to goodwill. The final valuations will reflect appraisals prepared by independent third-parties and will be based on the actual tangible and intangible assets and liabilities that exist as of the acquisition date. The actual allocation of the merger consideration transferred may differ from the allocation assumed in the unaudited pro forma condensed combined financial statements and may result in adjustments to the unaudited pro forma condensed combined financial information.

Voting Agreements (Page 138)

Concurrently with the execution of the merger agreement, certain directors and executive officers of TriVascular, including investment entities affiliated with the applicable directors of TriVascular, entered into voting agreements with Endologix and Merger Sub, pursuant to which, among other things and subject to the terms and conditions of such voting agreements, such stockholders agreed to vote all shares of TriVascular common stock beneficially owned by them in favor of (i) the adoption of the merger agreement and the approval of the transactions contemplated thereby, (ii) any proposal to adjourn or postpone the stockholder meeting at which TriVascular stockholders are voting on the adoption of the merger agreement to a later date if there are not sufficient votes to adopt the merger agreement, and (iii) any other matter necessary to consummate the merger; and to vote against (1) any action or agreement that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation or agreement of TriVascular or the stockholder contained in the merger agreement or (b) result in certain conditions of the merger agreement not being satisfied, as further described in the merger agreement and voting agreements, and (2) any competing offer or acquisition proposal or any other action, agreement or transaction involving TriVascular that is intended, or would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the merger. The stockholders who entered into voting agreements own approximately 32.5% of the outstanding shares of TriVascular common stock. The form of voting agreement entered into among Endologix, Merger Sub and certain stockholders is attached to this proxy statement/prospectus as Annex B.

Litigation Related to the Merger (Page 111)

For a discussion of litigation related to the merger initiated since the initial filing of this proxy statement/prospectus, see “Litigation Related to the Merger” beginning on page 111 of this proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ENDOLOGIX

The following table sets forth certain selected financial information for Endologix as of and for the periods indicated. The selected consolidated statements of operations data for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 and the selected consolidated balance sheet data as of December 31, 2014 and December 31, 2013 are derived from, and qualified by reference to, the audited consolidated financial statements included in Endologix’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this proxy statement/prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 2015 and September 30, 2014 and the selected consolidated balance sheet data as of September 30, 2015 are derived from, and qualified by reference to, Endologix’s unaudited condensed consolidated financial statements included in Endologix’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which is incorporated by reference into this proxy statement/prospectus. The selected consolidated statements of operations data for the years ended December 31, 2011 and December 31, 2010 and the selected consolidated balance sheet data as of December 31, 2012, December 31, 2011 and December 31, 2010 are derived from Endologix’s audited consolidated financial statements, which are not incorporated by reference into this proxy statement/prospectus, and the selected consolidated balance sheet data as of September 30, 2014 are derived from Endologix’s unaudited condensed consolidated financial statements, which are not incorporated by reference into this proxy statement/prospectus. You should read this selected financial data together with Endologix’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Endologix’s historical consolidated financial statements and the notes thereto. The historical results are not necessarily indicative of results to be expected in the future. See “Where To Obtain Additional Information.”

Selected Consolidated Statements of Operations Data

	Nine Months Ended		Year Ended December 31,
	September 30, 2015	September 30, 2014	2014	2013	2012	2011	2010
	(in thousands, except per share data)

Revenue	$114,380	$108,741	$147,588	$132,257	$105,946	$83,417	$67,251

Cost of goods sold(1)	$36,306	$32,362	41,801	32,750	25,282	18,746	15,030

Gross profit	$78,074	$76,379	105,787	99,507	80,664	64,671	52,221

Operating expenses:
Research and development	17,683	13,876	21,616	16,199	16,571	16,738	8,997
Clinical and regulatory affairs	11,003	7,404	13,243	8,679	6,343	4,439	2,169
Marketing and sales	59,103	53,748	73,411	63,588	53,953	44,655	31,869
General and administrative(2)	21,432	19,366	26,663	21,409	20,266	15,525	13,410
Contract termination and business acquisition expenses(3)(4)	—	—	—	—	422	1,730	—
Settlement costs(5)	—	—	—	—	5,000	—	—

Total operating expenses	109,221	94,394	134,933	109,875	102,555	83,087	56,445

Loss from operations	(31,147)	(18,015)	(29,146)	(10,368)	(21,891)	(18,416)	(4,224)

Total other income (expense)(6)	(3,809)	169	(3,334)	(5,710)	(13,352)	(10,400)	(160)

Net loss before income tax benefit (expense)	(34,956)	(17,846)	(32,480)	(16,078)	(35,243)	(28,816)	(4,384)

Income tax benefit (expense)	(175)	210	62	10	(531)	86	15,037

Net income (loss)	$(35,131)	$(17,636)	$(32,418)	$(16,068)	$(35,774)	$(28,730)	$10,653

Basic net income (loss) per share	$(0.52)	$(0.28)	$(0.50)	$(0.26)	$(0.60)	$(0.51)	$0.22

Diluted net income (loss) per share	$(0.52)	$(0.28)	$(0.50)	$(0.26)	$(0.60)	$(0.51)	$0.21

Shares used in computing basic income (loss) per share	67,568	63,444	65,225	62,607	59,811	56,592	48,902

Shares used in computing diluted income (loss) per share	67,568	63,444	65,225	62,607	59,811	56,592	50,544

(1)	Cost of goods sold includes $1.2 million and $0.3 million in the nine months ended September 30, 2015 and 2014, respectively, and $0.7 million, $0.3 million, $0.7 million, $1.4 million, and $1.4 million in 2014, 2013, 2012, 2011, and 2010, respectively, for the amortization of purchased intangibles related to Endologix’s acquisition of Nellix Inc. and several other acquisitions in prior years.
(2)	General and administrative expenses in 2010 contain $3.0 million of acquisition related costs associated with Endologix’s acquisition of Nellix Inc.
(3)	Business acquisition expenses of $422 thousand in 2012 relate to Endologix’s acquisition of its Italian distributor’s business.
(4)	Contract termination expenses of $1.7 million in 2011 relate to the termination of distribution agreements with two European distributors.
(5)	Settlement costs in 2012 relate to the settlement of a patent infringement claim.
(6)	Total other income (expense) includes Nellix contingent consideration mark to market changes of $(0.2) million and $8.2 million in the nine months ended September 30, 2015 and 2014, respectively, and $7.9 million, $(8.5) million, $(13.7) million, and $(10.5) million in 2014, 2013, 2012, and 2011, respectively.

Selected Consolidated Balance Sheet Data

	Nine Months Ended		Year Ended December 31,
	September 30, 2015	September 30, 2014	2014	2013	2012	2011	2010
	(in thousands)

Cash and cash equivalents and marketable securities	$68,295	$100,499	$86,669	$126,465	$45,118	$20,035	$38,191
Accounts receivable, net	$27,158	$25,702	$26,113	$24,972	$22,600	$15,542	$12,212
Total assets	$229,151	$256,302	$248,209	$256,197	$165,103	$130,255	$134,375
Convertible Notes (1)	$73,052	$69,554	$70,407	$67,101	$—	$—	$—
Total liabilities	$130,042	$121,908	$124,059	$151,556	$70,629	$53,686	$40,472
Accumulated (deficit)	$(283,631)	$(233,718)	$(248,500)	$(216,082)	$(200,014)	$(164,240)	$(135,510)
Total stockholders’ equity	$99,109	$134,394	$124,150	$104,641	$94,474	$76,569	$93,903

(1)	On November 2, 2015, Endologix closed the offering and sale of $125 million aggregate principal amount of 3.25% Convertible Senior Notes due 2020 (the “3.25% Convertible Senior Notes”) pursuant to an underwriting agreement dated October 27, 2015.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TRIVASCULAR

The following table sets forth certain selected financial information for TriVascular as of and for the periods indicated. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 and the selected consolidated balance sheet data as of December 31, 2014 and December 31, 2013 are derived from, and qualified by reference to, the audited consolidated financial statements included in TriVascular’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this proxy statement/prospectus. The selected consolidated balance sheet data as of December 31, 2012 is derived from TriVascular’s unaudited consolidated financial statements; which are not incorporated by reference into this document. The selected consolidated statements of comprehensive loss data for the nine months ended September 30, 2015 and September 30, 2014 and the selected consolidated balance sheet data as of September 30, 2015 are derived from, and qualified by reference to, TriVascular’s unaudited consolidated financial statements included in TriVascular’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which is incorporated by reference into this proxy statement/prospectus. You should read this selected financial data together with TriVascular’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and TriVascular’s historical consolidated financial statements and the notes thereto. The historical results are not necessarily indicative of results to be expected in the future. See “Where To Obtain Additional Information.”

Selected Consolidated Statements of Comprehensive Loss Data

	Nine Months Ended		Year Ended December 31,
	September 30, 2015	September 30, 2014	2014	2013	2012
	(in thousands, except per share data)
Revenue	$27,213	$22,710	$31,798	$19,508	$5,398
Cost of goods sold	10,571	10,500	13,820	11,708	8,948

Gross profit	16,642	12,210	17,978	7,800	(3,550)
Operating expenses:
Sales, general and administrative	42,101	37,766	52,435	38,401	18,720
Research and development	12,317	11,919	15,544	13,294	12,156

Total operating expenses	54,418	49,685	67,979	51,695	30,876

Loss from operations	(37,776)	(37,475)	(50,001)	(43,895)	(34,426)
Loss on extinguishment of senior notes	—	—	—	—	(3,081)
Total other income (expense), net	(6,295)	(5,407)	(7,372)	(6,413)	(5,805)

Net loss	(44,071)	(42,882)	(57,373)	(50,308)	(43,312)

Other comprehensive (loss) income	57	(258)	(346)	103	129

Comprehensive loss	$(44,004)	$(43,140)	$(57,719)	$(50,205)	$(43,183)

Net loss per share, basic and diluted	$(2.17)	$(3.41)	$(3.95)	$(87.42)	$(101.97)

Weighted average shares used to compute net loss per share, basic and diluted	20,347	12,592	14,519	575	425

Selected Consolidated Balance Sheet Data

	Nine Months Ended		Year Ended December 31,
	September 30, 2015	September 30, 2014	2014	2013	2012
	(in thousands)
Cash and Cash equivalents	$34,894	$83,045	$32,896	$38,108	$45,393
Short-term investments	$15,135	$—	$46,084	$—	$—
Working capital	$58,822	$89,403	$86,720	$44,519	$51,978
Property and equipment, net	$1,093	$1,325	$1,248	$1,505	$2,286
Total assets	$79,794	$109,666	$108,533	$64,700	$68,994
Notes payable	$65,325	$44,642	$55,004	$44,288	$42,765
Total liabilities	$78,266	$57,197	$68,960	$53,508	$48,718
Convertible preferred stock	$—	$—	$—	$239,990	$200,100
Total stockholders’ equity (deficit)	$1,528	$52,469	$39,573	$(228,798)	$(179,824)

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following selected unaudited pro forma combined financial information has been prepared to give effect to the merger.

The unaudited pro forma combined statements of operations give effect to the merger as if it had occurred on January 1, 2014. The unaudited pro forma combined balance sheet gives effect to the merger as if it had occurred on September 30, 2015. The unaudited pro forma combined financial information was prepared using the acquisition method of accounting. See “The Merger — Accounting Treatment.”

The summary selected unaudited pro forma combined financial information has been prepared for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Endologix would have been had the merger occurred on the dates assumed, nor is this information necessarily indicative of future consolidated results of operations or financial position. The unaudited pro forma combined financial information includes adjustments and assumptions that are factually supportable and that Endologix believes are reasonable. These assumptions, however, are only preliminary and may vary significantly from the fair values that will be recorded upon completion of the merger. The unaudited pro forma combined statements of operations are based upon the historical financial statements of Endologix and TriVascular and include all adjustments that give effect to the events directly attributable to the merger, and are expected to have a continuing impact. See “Risk Factors.” The following information has been derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and the related notes included in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Statements of Endologix, Inc.”

Selected Unaudited Pro Forma Combined Statements of Operations Data

	Nine Months Ended September 30, 2015				Year Ended December 31, 2014
	Endologix Historical	TriVascular Historical	Pro Forma Adjustments	Pro Forma Combined	Endologix Historical	TriVascular Historical	Pro Forma Adjustments	Pro Forma Combined
	(in thousands, except per share data)
Net loss	$(35,131)	$(44,071)	$(7,060)	$(86,262)	$(32,418)	$(57,373)	$(10,087)	$(99,878)
Net loss per common share:
Basic	$(0.52)	$(2.17)		$(1.06)	$(0.50)	$(3.95)		$(1.27)
Diluted	$(0.52)	$(2.17)		$(1.06)	$(0.50)	$(3.95)		$(1.27)

Selected Unaudited Pro Forma Combined Balance Sheet Data

	As of September 30, 2015
	Endologix Historical	TriVascular Historical	Pro Forma Adjustments	Pro Forma Combined
	(in thousands)
Total assets	$229,151	$79,794	$143,972	$452,917
Total liabilities	$130,042	$78,266	$44,269	$252,577
Total stockholders’ equity	$99,109	$1,528	$99,703	$200,340

Computation of Combined Pro Forma Ratios of Earnings to Fixed Charges

	Nine-Months Ended September 30, 2015			Year Ended December 31, 2014

(in thousands)	Actual	Pro Forma Adjustments (2)	Pro Forma	Actual	Pro Forma Adjustments (2)	Pro Forma
Earnings:
Loss before income taxes	$(78,848)	$(7,060)	$(85,908)	$(89,541)	$(10,087)	$(99,628)
Plus: Fixed charges (see below)	$11,221	$1,215	$12,436	$14,649	$1,819	$16,468

Total earnings/(loss) to cover fixed charges	$(67,627)	$(5,845)	$(73,472)	$(74,892)	$(8,268)	$(83,160)

Fixed charges:
Interest expense	$10,348	$1,215	$11,563	$13,361	$1,819	$15,180
Interest portion of rental expense (1)	$873	$—	$873	$1,288	$—	$1,288

Total Fixed charges	$11,221	$1,215	$12,436	$14,649	$1,819	$16,468
Preferred stock dividends	$—	$—	$—	$—	$—	$—

Combined fixed charges and preferred stock dividends	$11,221	$1,215	$12,436	$14,649	$1,819	$16,468

Ratio of earnings to fixed charges	—	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—
Deficiency of earnings to cover fixed charges	$(78,848)	$(7,060)	$(85,908)	$(89,541)	$(10,087)	$(99,628)

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$(78,848)	$(7,060)	$(85,908)	$(89,541)	$(10,087)	$(99,628)

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.
(2)	Displays the pro forma effect of the merger with Trivascular, assuming only acquisition accounting and merger related adjustments. See “Unaudited Pro Forma Condensed Combined Financial Statements of Endologix, Inc.” and the accompanying notes.

UNAUDITED COMPARATIVE PER SHARE DATA

The following table reflects historical information about basic and diluted earnings per share, cash dividends per share for the nine months ended September 30, 2015 and for the year ended December 31, 2014 and the book value per share as of September 30, 2015, in each case, on a historical basis, and for Endologix and TriVascular on an unaudited pro forma combined basis after giving effect to the merger. The pro forma data of the combined company assume the acquisition of 100% of the shares of TriVascular common stock by Endologix and were derived by combining the historical consolidated financial information of Endologix and TriVascular as described elsewhere in this proxy statement/prospectus. For a discussion of the assumptions and adjustments made in preparing the unaudited pro forma combined financial information presented in this proxy statement/prospectus, see “Unaudited Pro Forma Combined Financial Statements.”

TriVascular stockholders should read the information presented in the following table together with the historical financial statements of Endologix and TriVascular and the related notes, which are incorporated herein by reference, and the “Unaudited Pro Forma Condensed Combined Financial Statements of Endologix, Inc.” appearing elsewhere in this proxy statement/prospectus. The pro forma data are unaudited and for illustrative purposes only. TriVascular stockholders should not rely on this information as being indicative of the historical results that would have been achieved during the periods presented had the companies always been combined or the future results that the combined company will achieve after the consummation of the merger. This pro forma information is subject to risks and uncertainties, including those discussed in “Risk Factors.”

	TriVascular Common Stock		Endologix Common Stock
	Historical	Pro Forma Equivalent (2)	Historical	Pro Forma Combined
Net Loss Per Share
Basic and Diluted
Nine Months Ended September 30, 2015	$(2.17)	$(0.66)	$(0.52)	$(1.06)
Year Ended December 31, 2014	$(3.95)	$(0.79)	$(0.50)	$(1.27)
Book Value Per Share (1)
September 30, 2015	$0.07	$1.53	$1.46	$2.46

(1)	Historical book value per share was computed using book value attributable to TriVascular or Endologix, as applicable, divided by the number of shares of TriVascular and Endologix common stock, as applicable, outstanding at the end of the period. Combined company pro forma book value per share was computed using pro forma book value divided by the number of pro forma shares outstanding as of the end of the period.
(2)	TriVascular pro forma equivalent amounts are calculated by multiplying the combined company unaudited pro forma data per share amounts by the exchange ratio of 0.62.

RISK FACTORS

TriVascular stockholders should carefully read this proxy statement/prospectus and the other documents referred to or incorporated by reference into this proxy statement/prospectus, including in particular the following risk factors, in deciding how to vote their shares of TriVascular common stock at the TriVascular special meeting.

Risks Relating to the Merger and to the Combined Company

The stock portion of the merger consideration is fixed and will not be adjusted. Because the market price of Endologix common stock may fluctuate, TriVascular stockholders cannot be sure of the market value of the stock consideration they will receive for their TriVascular shares in connection with the merger.

In connection with the merger, TriVascular stockholders will receive cash and a number of Endologix shares of common stock for each of their shares of TriVascular common stock equal to 19.999% of the shares of Endologix common stock, in the aggregate, outstanding immediately prior to the effective time of the merger. Because the aggregate percentage of shares of Endologix common stock comprising the stock portion of the merger consideration is fixed, the market value of the stock consideration that TriVascular stockholders will receive in the merger will fluctuate based on the market price of the Endologix common stock at the time the stock consideration is received. The market price of Endologix common stock has declined since the signing of the merger agreement, and may decline further after the date of this proxy statement/prospectus, after you vote your shares and/or after the merger is completed.

A decline in the market price of Endologix common stock could result from a variety of factors beyond Endologix’s control, including, among other things, the possibility that Endologix may not achieve the expected benefits and synergies of the acquisition of TriVascular as rapidly or to the extent anticipated, or at all, including as a result of adverse legal or regulatory developments; Endologix’s business may not perform as anticipated following the merger; the effect of Endologix’s acquisition of TriVascular on Endologix’s financial results may not meet the expectations of Endologix, financial analysts or investors; or the addition and integration of TriVascular’s business may be unsuccessful, take longer or be more disruptive than anticipated.

Because the merger will not be completed until certain conditions have been satisfied or waived, a significant period of time may pass between the time you vote your shares and the time that the merger is completed. Therefore, at the time you vote your shares of TriVascular common stock, you will not know the exact market value of the stock portion of the merger consideration that will be issued if the merger is completed.

See “Comparative Market Price and Dividend Matters.” You are urged to obtain current market quotations for shares of TriVascular common stock and for shares of Endologix common stock.

The cash portion of the merger consideration will not be determined until the effective time of the merger and TriVascular stockholders cannot be sure of the amount of the cash consideration they will receive for their TriVascular shares in connection with the merger.

In connection with the merger, TriVascular stockholders will receive an amount per share in cash determined immediately prior to the effective time of the merger equal to the: (i) sum of the intrinsic value of outstanding options and warrants, the intrinsic value of outstanding RSUs, the cash proceeds, if any, from the exercise of options and warrants after the date of the letter of intent entered into by TriVascular and Endologix, and prior to the effective time of the merger, and the value of the shares of TriVascular common stock issuable upon the conversion of certain convertible debt, if applicable; divided by (ii) the fully diluted number of shares of TriVascular common stock then outstanding.

Because the merger will not be completed until certain conditions have been satisfied or waived, a significant period of time may pass between the time you vote your shares and the time that the merger is completed. Therefore, at the time you vote your shares of TriVascular common stock, you will not know the exact amount of the cash portion of the merger consideration that will be paid if the merger is completed.

The merger remains subject to conditions that Endologix cannot control.

The merger is subject to a number of conditions, including receipt of TriVascular stockholder approval, absence of legal prohibitions, the listing on Nasdaq of the shares of Endologix common stock to be issued in the merger, the receipt of opinions of TriVascular’s and Endologix’s respective legal counsel regarding the tax treatment of the merger, the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, the truth and accuracy of each party’s representations and warranties made in the merger agreement, subject to specified materiality standards, and each party’s material compliance with its covenants under the merger agreement. There are no assurances that all of the conditions to the merger will be satisfied or that the conditions will be satisfied in the time frame expected. If the conditions to the merger are not met, then the parties, subject to the terms and conditions of the merger agreement, will not be required to complete the merger. See “Merger Agreement — Conditions to the Merger.”

If the merger is completed, TriVascular stockholders will receive Endologix common stock as part of the merger consideration and will accordingly become Endologix stockholders. Endologix common stock may be affected by different factors than TriVascular common stock, and Endologix stockholders will have different rights than TriVascular stockholders.

Upon consummation of the merger, TriVascular stockholders will receive shares of Endologix common stock as part of the merger consideration and will accordingly become Endologix stockholders. Endologix’s business differs from that of TriVascular, and Endologix’s results of operations and the market price of Endologix common stock may be adversely affected by factors different from those that would affect TriVascular’s results of operations and stock price.

In addition, holders of shares of Endologix common stock will have rights as Endologix stockholders that differ from the rights they had as TriVascular stockholders before the merger. For a comparison of the rights of Endologix stockholders to the rights of TriVascular stockholders, see “Comparison of Stockholders’ Rights.”

TriVascular stockholders will have a reduced ownership and voting interest in the combined company.

Immediately following consummation of the merger, TriVascular stockholders will collectively own approximately 16% of the outstanding shares of Endologix common stock. Consequently, TriVascular stockholders will not be able to exercise as much influence over the management and policies of the combined company as they currently exercise over TriVascular.

The receipt of shares of Endologix common stock and cash in the merger may be taxable to TriVascular stockholders.

The merger is contingent upon the receipt of an opinion by each of Endologix and TriVascular from each other’s legal counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, if the merger otherwise fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the receipt of cash and shares of Endologix common stock in the merger will be taxable to such TriVascular stockholders for U.S. federal income tax purposes.

Endologix’s and TriVascular’s actual financial positions and results of operations may differ materially from the unaudited pro forma combined financial data included in this proxy statement/prospectus.

The unaudited pro forma combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and may differ materially from what Endologix’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined financial information has been derived from the audited and unaudited historical financial statements of Endologix and TriVascular, and certain adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The assets and liabilities of TriVascular have been measured at fair value based on various preliminary estimates using assumptions that Endologix’s management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may vary significantly as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the unaudited pro forma combined financial information and the final acquisition accounting may occur and are not necessarily indicative of financial position or results of operations in future periods or that would have been realized in historical periods presented.

In addition, the assumptions used in preparing the unaudited pro forma combined financial information may not prove to be accurate, and other factors may affect Endologix’s financial condition or results of operations following the closing. Any potential decline in Endologix’s financial condition or results of operations may cause significant variations in the market price of Endologix common stock. See “Unaudited Pro Forma Condensed Combined Financial Statements of Endologix, Inc.”

The merger agreement limits TriVascular’s ability to pursue alternative transactions, and in certain instances requires payment of a termination fee by TriVascular, which could deter a third party from proposing an alternative transaction.

The merger agreement contains provisions that, subject to certain exceptions, limit TriVascular’s ability to solicit, initiate or knowingly encourage or knowingly facilitate any inquiries regarding or the making of any proposal or offer that constitutes or could reasonably be expected to lead to an alternative takeover proposal. See “Merger Agreement — No Solicitation of Other Offers by TriVascular.” In addition, under specified circumstances, TriVascular is required to pay a termination fee of $6,330,000 if the merger agreement is terminated. See “Merger Agreement — Termination Fees.” It is possible that the termination fee or other provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of TriVascular from considering or proposing an acquisition or might result in a potential competing acquiror proposing to pay a lower per share price to acquire TriVascular than it might otherwise have proposed to pay.

The opinion of TriVascular’s financial advisor will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

Although the TriVascular board of directors has continued to consult with TriVascular’s financial and legal advisors regarding the fairness of the merger, the TriVascular board of directors has not obtained an updated opinion from its financial advisor as of the date of this proxy statement/prospectus and does not expect to receive an updated opinion prior to the special meeting. Changes in the operations and prospects of TriVascular or Endologix, general market and economic conditions and other factors that may be beyond the control of TriVascular or Endologix, and on which TriVascular’s financial advisor’s opinion was based, may significantly alter the value of TriVascular or Endologix or the prices of TriVascular or Endologix common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because TriVascular’s financial advisor may not and is not expected to update its opinion, the opinion may not address the fairness of the merger consideration from a financial point of view as of the time the merger is expected to be completed.

If the value of TriVascular’s business, together with any synergies to be achieved from Endologix’s acquisition of TriVascular, is less than the value of the merger consideration, the market price of shares of Endologix common stock could decrease.

If investors believe that the value of the cash consideration and stock consideration to be received for TriVascular shares in connection with the merger, together with transaction costs, is greater than the value of TriVascular’s business, together with any synergies expected to be achieved from Endologix’s acquisition of TriVascular, the market price of Endologix common stock could decrease and the merger could have a dilutive effect on the value of common stock held by Endologix stockholders (including former TriVascular stockholders).

Endologix may fail to realize the anticipated benefits and synergies of the merger or those benefits and synergies may take longer to realize than expected, if at all.

The full benefits and synergies of the merger may not be realized as expected or may not be achieved within the anticipated time frame, or at all. Failure to achieve or a delay in achieving the anticipated benefits and synergies of the merger could adversely affect Endologix’s results of operations or cash flows, cause dilution to the earnings per share of Endologix, and negatively affect the market price of Endologix common stock.

In addition, Endologix and TriVascular will be required to devote significant attention and resources prior to closing to prepare for the post-closing operation of the combined company, and Endologix will be required post-closing to devote significant attention and resources to successfully align the business practices and integrate the operations of Endologix and TriVascular. This process may disrupt the businesses and, if ineffective, would limit the anticipated benefits of the merger.

Endologix and TriVascular will incur direct and indirect costs as a result of the merger.

Endologix and TriVascular will incur substantial expenses in connection with and as a result of completing the merger and, following the completion of the merger, Endologix expects to incur additional expenses in connection with combining the businesses, operations, policies and procedures of Endologix and TriVascular. Factors beyond Endologix’s control could affect the total amount or timing of those expenses, many of which, by their nature, are difficult to estimate accurately. Moreover, diversion of management focus and resources from the day-to-day operation of the business to matters relating to the merger could adversely affect each company’s business, regardless of whether the merger is completed.

Uncertainty during pendency of the merger may cause suppliers, customers or other business partners to delay or defer decisions concerning Endologix and/or TriVascular or re-negotiate agreements with Endologix and/or TriVascular, and completion of the merger could cause suppliers, customers and other business partners to terminate or re-negotiate their relationships with the combined company.

The merger will be completed only if specified conditions are met, many of which are outside the control of Endologix and TriVascular. In addition, both parties have rights to terminate the merger agreement under specified circumstances. Accordingly, there may be uncertainty regarding the consummation of the merger, both as to whether it will be consummated and when. This uncertainty may cause suppliers, customers or other business partners of Endologix and/or TriVascular to delay or defer decisions concerning such company’s products or businesses, or to seek to change existing agreements with Endologix and/or TriVascular, which could negatively affect their respective businesses, results of operations and financial condition.

Additionally, if the merger is completed, certain suppliers, customers or other business partners may attempt to terminate or change their relationships with the combined company, for example, if such counterparties had prior experiences with either Endologix or TriVascular that caused them to be dissatisfied with Endologix or TriVascular. These decisions could have an adverse effect on the business, results of operations or financial condition of the combined company.

Endologix’s acquisition of TriVascular could trigger certain change-of-control or similar provisions contained in TriVascular’s agreements with third parties that could permit such parties to terminate or re-negotiate those agreements.

TriVascular may be a party to agreements that permit the counterparty to terminate the agreement or receive payments because the merger would cause a default or violate an anti-assignment, change-of-control or similar clause in such agreement. If this happens, Endologix may have to seek to replace that agreement with a new agreement or make additional payments under such agreement. However, Endologix may be unable to replace a terminated agreement on comparable terms or at all. Depending on the importance of such agreement to TriVascular’s business, the failure to replace a terminated agreement on similar terms or at all, and requirements to pay additional amounts, may increase the costs to Endologix of operating TriVascular’s business or decrease the expected benefits of the merger to the combined company.

The market prices of Endologix and TriVascular common stock may be adversely affected if the merger is not completed.

If the merger is not completed, the prices of Endologix common stock and TriVascular common stock may decline to the extent that the current market prices of such common stock reflect a market assumption that the merger will be completed and have value.

Failure to effectively retain, attract and motivate key employees could diminish the anticipated benefits of the merger.

The success of the acquisition of TriVascular will depend in part on the attraction, retention and motivation of personnel critical to the business and operations of the combined company due to, for example, their technical skills or industry and management expertise. Employees and consultants may experience uncertainty about their future roles with Endologix and TriVascular during the pendency of the merger or after its completion. Endologix and TriVascular, while similar and sharing a number of core values, do not have identical corporate cultures, and some employees or consultants may not want to work for the combined company. In addition, competitors may recruit employees during pendency of the merger and during Endologix’s integration of TriVascular. If the companies are unable to attract, retain and motivate personnel that are critical to the successful integration and future operation of the companies, the combined company could face disruptions in its operations, loss of existing customers, key information, expertise or know-how and unanticipated additional recruiting and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the acquisition of TriVascular.

Risks Related to Endologix’s Business

All of Endologix’s revenue is generated from a limited number of products, and any decline in the sales of these products will negatively impact Endologix’s business.

Endologix has focused heavily on the development and commercialization of a limited number of products for the treatment of AAA. If Endologix is unable to continue to achieve and maintain market acceptance of these products and does not achieve sustained positive cash flow from operations, it will be constrained in its ability to fund development and commercialization of improvements and other product lines. In addition, if Endologix is unable to market its products as a result of a quality problem or failure to maintain regulatory approvals, it would lose its only source of revenue and its business would be negatively affected.

Endologix is in a highly competitive market segment, which is subject to rapid technological change. If Endologix’s competitors are better able to develop and market products that are safer, more effective, less costly, easier to use, or otherwise more attractive than any products that Endologix may develop, Endologix’s business will be adversely impacted.

Endologix’s industry is highly competitive and subject to rapid and profound technological change. Endologix’s success depends, in part, upon its ability to maintain a competitive position in the development of technologies and products for use in the treatment of AAA and other aortic disorders. Endologix faces competition from both established and development stage companies. Many of the companies developing or marketing competing products enjoy several advantages to Endologix, including:

•	greater financial and human resources for product development, sales and marketing and patent litigation;

•	greater name recognition;

•	long established relationships with physicians, customers, and third-party payors;

•	additional lines of products, and the ability to offer rebates or bundle products to offer greater discounts or incentives;

•	more established sales and marketing programs, and distribution networks;

•	greater experience in conducting research and development, manufacturing, clinical trials, preparing regulatory submissions, and obtaining regulatory clearance or approval for products and marketing approved products; and

•	greater buying power and influence with suppliers.

Endologix’s competitors may develop and patent processes or products earlier than Endologix, obtain regulatory clearance or approvals for competing products more rapidly than Endologix, and develop more effective or less expensive products or technologies that render Endologix’s technology or products obsolete or less competitive. Endologix also faces fierce competition in recruiting and retaining qualified scientific, sales, and management personnel, establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies and technology licenses complementary to Endologix’s products or advantageous to Endologix’s business. If Endologix’s competitors are more successful than it in these matters, Endologix’s business may be harmed.

If third-party payors do not provide reimbursement for the use of Endologix’s products, Endologix’s revenues may be negatively impacted.

Endologix’s success in marketing its products depends in large part on whether domestic and international government health administrative authorities, private health insurers and other organizations will reimburse customers for the cost of Endologix’s products. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Further, many international markets have government managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient reimbursement is not available for Endologix’s current or future products, in either the United States or internationally, the demand for Endologix’s products will be adversely affected.

Endologix may not realize all of the anticipated benefits of its investment in Nellix.

The success of Endologix’s investment in Nellix, Inc. (“Nellix”) will largely depend on its ability to realize the anticipated growth opportunities of the Nellix EVAS System. Endologix’s ability to realize these benefits, and the timing of this realization, depend upon a number of factors and future events, many of which Endologix cannot control. These factors and events include, without limitation:

•	the results of clinical trials of the Nellix EVAS System;

•	the receipt of further CE Mark approvals of enhanced versions of the Nellix EVAS System from Endologix’s European Union (the “E.U.”) notified body;

•	the receipt of approval from the FDA to sell the Nellix EVAS System in the United States;

•	the receipt of approvals from regulatory agencies outside of Europe and the U.S. to sell the Nellix EVAS System;

•	obtaining and maintaining patent rights relating to the Nellix technology; and

•	further developing an effective direct sales and marketing organization in Europe and other international markets.

Endologix’s success depends on the growth in the number of AAA patients treated with endovascular devices.

Endologix estimates that over 200,000 people are diagnosed with AAA in the United States annually, and approximately 58,000 people underwent aneurysm repair, either via EVAR or open surgical repair. Endologix’s growth will depend upon an increasing percentage of patients with AAA being diagnosed, and an increasing percentage of those diagnosed receiving EVAR, as opposed to an open surgical procedure. Initiatives to increase screening for AAA include SAAAVE, which was signed into law on February 8, 2006 in the United States. SAAAVE will provide one-time AAA screening for men who have smoked some time in their life, and men or women who have a family history of the disease. Screening is provided as part of the “Welcome to Medicare” physical and such coverage began on January 1, 2007. Such general screening programs may never gain wide acceptance. The failure to diagnose more patients with AAA could negatively impact Endologix’s revenue growth.

Endologix’s success depends on convincing physicians to use, and continue to use, Endologix’s products in more endovascular AAA procedures.

Endologix’s AAA products utilize a different fixation approach within the patient’s anatomy than competitive products. Due to Endologix’s favorable clinical results, and product improvements, and an increase in the size of Endologix’s sales force, Endologix has been able to increase sales at a rate higher than the general growth within Endologix’s market segment. However, if Endologix is unable to continue convincing physicians to use its products, Endologix’s business could be negatively impacted. Additionally, if Endologix fails to maintain its working relationships with health care professionals, many of Endologix’s products may not be developed and marketed in line with the needs and expectations of the professionals who use and support Endologix’s products, which could cause a decline in Endologix’s earnings and profitability. The research, development, marketing, and sales of many of Endologix’s new and improved products is dependent upon Endologix maintaining working relationships with health care professionals. Endologix relies on these professionals to provide it with considerable knowledge and experience regarding the development, marketing, and sale of Endologix’s products. Physicians assist Endologix as researchers, marketing and product consultants, inventors, and public speakers. If Endologix is unable to maintain its strong relationships with these professionals and continue to receive their advice and input, the development and marketing of Endologix’s products could suffer, which could have a material adverse effect on Endologix’s consolidated earnings, financial condition, and/or cash flows.

Quality problems with Endologix’s products could harm Endologix’s reputation and erode Endologix’s competitive advantage, sales, and market share.

The design and manufacture of many of Endologix’s products is highly complex and subject to strict quality controls, due in part to rigorous regulatory requirements. In addition, quality in design and manufacturing is extremely important due to the serious and costly consequences of a product failure. Problems can arise during the design and manufacturing process for a number of reasons, including equipment malfunction, failure to follow protocols and procedures, raw material problems or human error. If these problems arise or if Endologix otherwise fails to meet its internal quality standards or those of the FDA or other applicable regulatory body, which include detailed record-keeping requirements, Endologix’s reputation could be damaged, it could become subject to a safety alert or a recall, it could incur product liability and other costs, product approvals could be delayed and its business could otherwise be adversely affected.

Endologix’s international operations involve operating risks, which could adversely impact Endologix’s net sales, results of operations, and financial condition.

Sales of Endologix’s products outside the United States represented approximately 28% of its revenue in 2014. As of December 31, 2014, Endologix sold its products through 14 distributors located in the following countries outside of the United States: Argentina, Brazil, Chile, Czech Republic, Israel, Japan, Mexico, Latvia, Romania, Puerto Rico, Poland, Sweden, Portugal, and Turkey. The sales territories authorized within these various distribution agreements cover a total of 25 countries. As of September 1, 2011, Endologix began selling its product in Europe through its own sales force. The sale and shipment of Endologix’s products across international borders, as well as the purchase of components and products from international sources, subjects Endologix to extensive United States and foreign governmental trade, import and export, and custom regulations and laws.

Recently, the SEC promulgated final rules regarding required disclosure of the use of certain minerals in Endologix’s products, known as “conflict minerals,” which are mined from the Democratic Republic of the Congo and adjoining countries. Under the rules, Endologix is now required to disclose the procedures it employs to determine the sourcing of such minerals and metals produced from those minerals. The implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in Endologix’s products. Although Endologix disclosed that it utilized two of the four conflict minerals (tin and tungsten) in its products in Endologix’s conflict minerals report for the 2014 calendar year, Endologix was unable to determine that its sources of these minerals have been certified as “conflict free.” Endologix may continue to face difficulties in gathering this information in the future.

Compliance with these regulations is costly and exposes Endologix to penalties for non-compliance. Other laws and regulations that can significantly impact Endologix include various anti-bribery laws, including the United States Foreign Corrupt Practices Act (“FCPA”) and anti-boycott laws and similar laws in foreign jurisdictions. Any failure to comply with applicable legal and regulatory obligations could impact Endologix in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of Endologix’s shipping and sales activities.

Substantially all of Endologix’s sales outside of the United States are denominated in local currencies. Measured in local currency, a substantial portion of Endologix’s international sales was generated in Europe (and primarily denominated in the Euro) and in Japan. The United States dollar value of Endologix’s international sales varies with currency exchange rate fluctuations. Decreases in the value of the United States dollar to the Euro or the British Pound Sterling have the effect of increasing Endologix’s reported revenues even when the volume of international sales has remained constant. Increases in the value of the United States dollar relative to the Euro or the British Pound Sterling, as well as other currencies, have the opposite effect and, if significant, could have a material adverse effect on Endologix’s reported revenues and results of operations.

In addition, many of the countries in which Endologix sells its products are, to some degree, subject to political, economic or social instability. Endologix’s international operations expose Endologix and its distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•	difficulties in enforcing or defending intellectual property rights;

•	pricing pressure that we may experience internationally;

•	a shortage of high-quality sales people and distributors;

•	changes in third-party reimbursement policies that may require some of the patients who receive Endologix’s products to directly absorb medical costs or that may necessitate the reduction of the selling prices of Endologix’s products;

•	the imposition of additional United States and foreign governmental controls or regulations;

•	economic instability;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on Endologix;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in maintaining consistency with Endologix’s internal guidelines;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	the imposition of costly and lengthy new export licensing requirements;

•	the imposition of United States or international sanctions against a country, company, person or entity with whom Endologix does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity; and

•	the imposition of new trade restrictions.

If Endologix experiences any of these risks, its sales in international countries may be harmed and its results of operations would suffer.

If Endologix fails to properly manage its anticipated growth, its business could suffer.

Endologix may experience periods of rapid growth and expansion, which could place a significant strain on its limited personnel, information technology systems, and other resources. In particular, the increase in Endologix’s direct sales force requires significant management and other supporting resources. Any failure by Endologix to manage its growth effectively could have an adverse effect on its ability to achieve its development and commercialization goals.

To achieve its revenue goals, Endologix must successfully increase production output as required by customer demand. In the future, Endologix may experience difficulties in increasing production, including problems with production yields and quality control, component supply, and shortages of qualified personnel. These problems could result in delays in product availability and increases in expenses. Any such delay or increased expense could adversely affect Endologix’s ability to generate revenues.

Future growth will also impose significant added responsibilities on management, including the need to identify, recruit, train, and integrate additional employees. In addition, rapid and significant growth will place a strain on Endologix’s administrative and operational infrastructure.

In order to manage its operations and growth, Endologix will need to continue to improve its operational and management controls, reporting and information technology systems, and financial internal control procedures. If Endologix is unable to manage its growth effectively, it may be difficult for Endologix to execute its business strategy and its operating results and business could suffer.

If Endologix fails to develop and retain its direct sales force, Endologix’s business could suffer.

Endologix has a direct sales force in the United States and in certain European countries. Endologix also utilizes a network of third-party distributors for sales outside of the United States. As Endologix launches new products and increases its marketing efforts with respect to existing products, Endologix will need to retain and develop its direct sales personnel to build upon their experience, tenure with Endologix’s products, and their relationships with customers. There is significant competition for sales personnel experienced in relevant medical device sales. If Endologix is unable to attract, motivate, develop, and retain qualified sales personnel and thereby grow its sales force, Endologix may not be able to maintain or increase its revenues.

Endologix’s third-party distributors may not effectively distribute Endologix’s products.

Endologix depends in part on medical device distributors and strategic relationships for the marketing and selling of its products outside of the United States and outside of certain countries in Europe. Endologix depends on these distributors’ efforts to market its products, yet Endologix is unable to control their efforts completely. In addition, Endologix is unable to ensure that its distributors comply with all applicable laws regarding the sale of its products. If Endologix’s distributors fail to effectively market and sell its products, and in full compliance with applicable laws, Endologix’s operating results and business may suffer.

If clinical trials of Endologix’s current or future products do not produce results necessary to support regulatory clearance or approval in the United States or elsewhere, Endologix will be unable to commercialize these products.

Endologix is currently conducting clinical trials. Endologix will likely need to conduct additional clinical trials in the future to support new product approvals, for the approval for new indications for the use of Endologix’s products, or support the use of existing products. Clinical testing is expensive, and typically takes many years, which carries an uncertain outcome. The initiation and completion of any of these studies may be prevented, delayed, or halted for numerous reasons, including, but not limited to, the following:

•	the FDA, institutional review boards or other regulatory authorities do not approve a clinical study protocol, force Endologix to modify a previously approved protocol, or place a clinical study on hold;

•	patients do not enroll in, or enroll at the expected rate, or complete a clinical study;

•	patients or investigators do not comply with study protocols;

•	patients do not return for post-treatment follow-up at the expected rate;

•	patients experience serious or unexpected adverse side effects for a variety of reasons that may or may not be related to Endologix’s products such as the advanced stage of co-morbidities that may exist at the time of treatment, causing a clinical study to be put on hold;

•	sites participating in an ongoing clinical study may withdraw, requiring Endologix to engage new sites;

•	difficulties or delays associated with establishing additional clinical sites;

•	third-party clinical investigators decline to participate in Endologix’s clinical studies, do not perform the clinical studies on the anticipated schedule, or are inconsistent with the investigator agreement, clinical study protocol, good clinical practices, and other FDA and Institutional Review Board requirements;

•	data collection analysis in a timely or accurate manner;

•	regulatory inspections of Endologix’s clinical studies require it to undertake corrective action or suspend or terminate its clinical studies;

•	changes in federal, state, or foreign governmental statutes, regulations or policies;

•	interim results are inconclusive or unfavorable as to immediate and long-term safety or efficacy;

•	the study design is inadequate to demonstrate safety and efficacy; or

•	do not meet the study endpoints.

Clinical failure can occur at any stage of the testing. Endologix’s clinical trials may produce negative or inconclusive results, and Endologix may decide, or regulators may require Endologix, to conduct additional clinical and/or non-clinical testing in addition to those Endologix had planned. Endologix’s failure to adequately demonstrate the efficacy and safety of any of its devices would prevent receipt of regulatory clearance or approval and, ultimately, the commercialization of that device or indication for use.

Endologix relies on single vendors to supply several components for its product lines, and any disruption in the supply of such materials could impair Endologix’s ability to manufacture its products or meet customer demand for its products in a timely and cost effective manner.

Endologix’s reliance on single source suppliers exposes its operations to disruptions in supply caused by:

•	failure of Endologix’s suppliers to comply with regulatory requirements;

•	any strike or work stoppage;

•	disruptions in shipping;

•	a natural disaster caused by fire, flood or earthquakes; or

•	a supply shortage experienced by a single source supplier.

Although the graft material supplier is a well-established vendor to the medical device industry, and Endologix retains a significant stock of the graft membrane material, the occurrence of any of the above disruptions in supply or other unforeseen events that could cause a disruption in the supply from this single source supplier may cause Endologix to halt, or experience a disruption in, manufacturing of AFX, Nellix, and VELA, which would adversely affect Endologix’s business, financial condition, and results of operations. In addition, although Endologix takes reasonable efforts to mitigate risk, a significant extending interruption from other key suppliers could impact Endologix’s ability to manufacture and adversely affect its business, financial condition, and results of operations.

If Endologix is unable to protect its intellectual property, Endologix’s business may be negatively affected.

Endologix’s success depends significantly on its ability to protect its intellectual property and proprietary technologies. Endologix’s policy is to obtain and protect its intellectual property rights. Endologix relies on patent protection, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect its proprietary technology. However, these legal means afford only limited protection and may not adequately protect Endologix’s rights or permit it to gain or keep any competitive advantage. Endologix’s pending U.S. and foreign patent applications may not issue as patents or may not issue in a form that will be advantageous to it. Any patents Endologix has obtained or will obtain may be challenged by re-examination, inter partes review, opposition or other administrative proceeding, or in litigation. Such challenges could result in a determination that the patent is invalid. In addition, competitors may be able to design alternative methods or devices that avoid infringement of Endologix’s patents. To the extent Endologix’s intellectual property protection offers inadequate protection, or is found to be invalid,

Endologix is exposed to a greater risk of direct competition. If Endologix’s intellectual property does not provide adequate protection against its competitors’ products, Endologix’s competitive position could be adversely affected, as could its business. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Furthermore, the laws of some foreign countries may not protect Endologix’s intellectual property rights to the same extent as do the laws of the United States. In addition, changes in United States patent laws could prevent or limit Endologix from filing patent applications or patent claims to protect its products and/or technologies or limit the exclusivity periods that are available to patent holders.

Endologix also owns trade secrets and confidential information that it tries to protect by entering into confidentiality agreements and intellectual property assignment agreements with its employees, consultants and other parties. However, such agreements may not be honored or, if breached, Endologix may not have sufficient remedies to protect its confidential information. Further, Endologix’s competitors may independently learn Endologix’s trade secrets or develop similar or superior technologies. To the extent that Endologix’s employees, consultants or others apply technological information to Endologix’s projects that they develop independently or others develop, disputes may arise regarding the ownership of proprietary rights to such information, and such disputes may not be resolved in Endologix’s favor. If Endologix is unable to protect its intellectual property adequately, Endologix’s business and commercial prospects will likely suffer.

The medical device industry is subject to extensive patent litigation, and if Endologix’s products or processes infringe upon the intellectual property of third parties, the sale of Endologix’s products may be challenged and it may have to defend costly and time-consuming infringement claims.

Endologix may need to engage in expensive and prolonged litigation to assert or defend any of Endologix’s intellectual property rights or to determine the scope and validity of rights claimed by other parties. With no certainty as to the outcome, litigation could be too expensive for Endologix to pursue. Endologix’s failure to prevail in such litigation or its failure to pursue litigation could result in the loss of Endologix’s rights that could substantially hurt its business. In addition, the laws of some foreign countries do not protect Endologix’s intellectual property rights to the same extent as the laws of the United States, if at all.

Endologix’s failure to obtain rights to intellectual property of third parties, or the potential for intellectual property litigation, could force Endologix to do one or more of the following:

•	stop selling, making, or using products that use the disputed intellectual property;

•	obtain a license from the intellectual property owner to continue selling, making, licensing, or using products, which license may not be available on reasonable terms, or at all;

•	redesign its products, processes or services; or

•	subject it to significant liabilities to third parties.

If any of the foregoing occurs, Endologix may be unable to manufacture and sell its products and may suffer severe financial harm. Whether or not an intellectual property claim is valid, the cost of responding to it, in terms of legal fees and expenses and the diversion of management resources, could harm Endologix’s business.

Endologix may face product liability claims that could result in costly litigation and significant liabilities.

Manufacturing and marketing of Endologix’s commercial products, and clinical testing of Endologix’s products under development, may expose it to product liability claims. Although Endologix has, and intends to maintain, product liability insurance, the coverage limits of its insurance policies may not be adequate and one or more successful claims brought against Endologix may have a material adverse effect on its business and results of operations. Additionally, adverse product liability actions could negatively affect Endologix’s reputation, continued product sales, and Endologix’s ability to obtain and maintain regulatory approval for its products.

Endologix’s ability to maintain its competitive position depends on its ability to attract and retain highly qualified personnel.

Endologix believes that its continued success depends to a significant extent upon the efforts and abilities of Endologix’s executive officers, particularly:

•	John McDermott, Endologix’s Chief Executive Officer and Chairman of its Board of Directors; and

•	Robert D. Mitchell, Endologix’s President.

The loss of any of the foregoing individuals would harm Endologix’s business. Endologix’s ability to retain its executive officers and other key employees, and Endologix’s success in attracting and hiring additional skilled employees, will be critical to its future success.

If Endologix’s facilities or systems are damaged or destroyed, Endologix may experience delays that could negatively impact its revenues or have other adverse effects.

Endologix’s facilities and systems may be affected by natural or man-made disasters. Endologix currently conducts all of its manufacturing, development and management activities at a single location in Irvine, California, near known earthquake fault zones. Endologix’s finished goods inventory is split between its Irvine location and its distribution centers in Memphis, Tennessee and Tilburg, The Netherlands. Endologix has taken precautions to safeguard its facilities and systems, including insurance, health and safety protocols, and off-site storage of computer data. However, Endologix’s facilities and systems may be vulnerable to earthquakes, fire, storm, power loss, telecommunications failures, physical and software break-ins, software viruses and similar events which could cause substantial delays in Endologix’s operations, damage or destroy its equipment or inventory, and cause Endologix to incur additional expenses. In addition, the insurance coverage Endologix maintains may not be adequate to cover its losses in any particular case and may not continue to be available to use on acceptable terms, or at all.

Endologix’s failure to protect its information technology infrastructure against cyber-based attacks, network security breaches, service interruptions, or data corruption could significantly disrupt its operations and adversely affect its business and operating results.

Endologix relies on information technology and telephone networks and systems, including the Internet, to process and transmit sensitive electronic information and to manage or support a variety of business processes and activities, including sales, billing, customer service, procurement and supply chain, manufacturing, and distribution. Endologix uses enterprise information technology systems to record, process, and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal, and tax requirements. Endologix’s information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to computer viruses, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, user errors or catastrophic events. Endologix is not aware of any breaches of its information technology infrastructure. Despite the precautionary measures Endologix has taken to prevent breakdowns in its information technology and telephone systems, if Endologix’s systems suffer severe damage, disruption or shutdown and it is unable to effectively resolve the issues in a timely manner, its business and operating results may suffer.

Endologix is subject to credit risk from its accounts receivable related to its product sales, which include sales within European countries that are currently experiencing economic turmoil.

The majority of Endologix’s accounts receivable arise from product sales in the United States. However, Endologix also has significant receivable balances from customers within the E.U., Japan, Brazil, and Argentina. Endologix’s accounts receivable in the United States are primarily due from for profit and not-for-profit hospitals. Endologix’s accounts receivable outside of the United States are primarily due from government-owned and private hospitals and, to a lesser extent, independent distributors. Endologix’s historical write-offs of accounts receivable have not been significant.

Endologix monitors the financial performance and credit worthiness of its customers so that it can properly assess and respond to changes in their credit profile. Endologix’s independent distributors and sub-dealers operate in certain countries such as Greece and Italy, where economic conditions continue to present challenges to their businesses, and thus, could place in risk the amounts due to Endologix from them. These distributors are owed amounts from public hospitals that are funded by their governments. Adverse financial conditions in these countries may continue, thus negatively affecting the length of time that it will take Endologix to collect associated accounts receivable, or impact the likelihood of ultimate collection.

Consolidation in the health care industry could have an adverse effect on Endologix’s revenues and results of operations.

The health care industry has been consolidating, and organizations such as group purchasing organizations, independent delivery networks, and large single accounts continue to consolidate purchasing decisions for many of Endologix’s health care provider customers. As a result, transactions with customers are larger, more complex, and tend to involve more long-term contracts. The purchasing power of these larger customers has increased, and may continue to increase, causing downward pressure on product pricing. If Endologix is not one of the providers selected by one of these organizations, it may be precluded from making sales to its members or participants. Even if Endologix is one of the selected providers, it may be at a disadvantage relative to other selected providers that are able to offer volume discounts based on purchases of a broader range of medical equipment and supplies. Further, Endologix may be required to commit to pricing that has a material adverse effect on its revenues and profit margins, business, financial condition and results of operations. Endologix expects that market demand, governmental regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide health care industry, resulting in further business consolidations and alliances, which may exert further downward pressure on the prices of Endologix’s products and could adversely impact its business, financial condition, and results of operations.

If any future acquisitions or business development efforts are unsuccessful, Endologix’s business may be harmed.

As part of its business strategy to be an innovative leader in the treatment of aortic disorders, Endologix may need to acquire other companies, technologies, and product lines in the future. Acquisitions involve numerous risks, including the following:

•	the possibility that Endologix will pay more than the value it derives from the acquisition, which could result in future non-cash impairment charges;

•	difficulties in integration of the operations, technologies, and products of the acquired companies, which may require significant attention of Endologix’s management that otherwise would be available for the ongoing development of its business;

•	the assumption of certain known and unknown liabilities of the acquired companies; and

•	difficulties in retaining key relationships with employees, customers, partners, and suppliers of the acquired company.

In addition, Endologix may invest in new technologies that may not succeed in the marketplace. If they are not successful, Endologix may be unable to recover its initial investment, which could include the cost of acquiring the license, funding development efforts, acquiring products, or purchasing inventory. Any of these would negatively impact Endologix’s future growth and cash reserves.

Risks Related to Endologix’s Financial Condition

Endologix has a history of operating losses and may be required to obtain additional funds to pursue its business strategy.

Endologix has a history of operating losses and may need to seek additional capital in the future. Endologix believes that its existing cash and cash equivalents will be sufficient to meet its anticipated cash needs for at least the next 24 months. However, Endologix may need to obtain additional financing to pursue its business strategy, to respond to new competitive pressures or to act on opportunities to acquire or invest in complementary businesses, products or technologies. Endologix’s cash requirements in the future may be significantly different from its current estimates and depend on many factors, including:

•	the results of its commercialization efforts for its existing and future products;

•	the revenues generated by its existing and future products;

•	the need for additional capital to fund future development programs;

•	the need to adapt to changing technologies and technical requirements, and the costs related thereto;

•	the costs involved in obtaining and enforcing patents or any litigation by third parties regarding intellectual property;

•	the establishment of high volume manufacturing and increased sales and marketing capabilities; and

•	whether it is successful if it enters into collaborative relationships with other parties.

In addition, Endologix is required to make periodic interest payments to the holders of its senior convertible notes and to make payments of principal upon conversion or maturity. Endologix may also be required to purchase its senior convertible notes from the holders thereof upon the occurrence of a fundamental change involving Endologix. To finance the foregoing, Endologix may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings and collaborative arrangements with corporate partners. Endologix may be unable to raise funds on favorable terms, or at all.

The sale of additional equity or convertible debt securities could result in additional dilution to Endologix’s stockholders. If Endologix borrows additional funds or issues debt securities, these securities could have rights superior to holders of Endologix common stock, and could contain covenants that will restrict Endologix’s operations. Endologix might have to obtain funds through arrangements with collaborative partners or others that may require it to relinquish rights to its technologies, product candidates, or products that Endologix otherwise would not relinquish. If Endologix does not obtain additional resources, its ability to capitalize on business opportunities will be limited, and the growth of its business will be harmed.

Changes in the credit environment may adversely affect Endologix’s business and financial condition.

Endologix’s ability to enter into or maintain existing financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for its products, or its customers become insolvent. Any deterioration in Endologix’s key financial ratios, or non-compliance with financial covenants in existing credit agreements could also adversely affect its business and financial condition. While these conditions and the current economic instability have not meaningfully impaired Endologix’s ability to access credit markets or its operations to date, continuing volatility in the global financial markets could increase borrowing costs or affect Endologix’s ability to access the capital markets. Current or worsening economic conditions may also adversely affect the business of Endologix’s customers, including their ability to pay for Endologix’s products. This could result in a decrease in the demand for Endologix’s products, longer sales cycles, slower adoption of new technologies, and increased price competition.

Endologix has limited resources to invest in research and development and to grow its business and may need to raise additional funds in the future for these activities.

Endologix believes that its growth will depend, in significant part, on Endologix’s ability to develop new technologies for the treatment of AAA and other aortic disorders, and technology complementary to Endologix’s current products. Endologix’s existing resources may not allow it to conduct all of the research and development activities that Endologix believes would be beneficial for its future growth. As a result, Endologix may need to seek funds in the future to finance these activities. If Endologix is unable to raise funds on favorable terms, or at all, it may not be able to increase its research and development activities and the growth of its business may be negatively impacted.

The accounting method for convertible debt securities that may be settled in cash, such as Endologix’s senior convertible notes, is the subject of recent changes that could have a material effect on our reported financial results.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement), which has subsequently been codified as Accounting Standards Codification 470-20, Debt with Conversion and Other Options (“ASC 470-20”). Under ASC 470-20, an entity must separately account for the liability and equity components of the convertible debt instruments (such as Endologix’s senior convertible notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. The effect of ASC 470-20 on the accounting for Endologix’s senior convertible notes is that the equity component is required to be included in the additional paid-in capital section of stockholders’ equity on Endologix’s consolidated balance sheet and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the notes. As a result, Endologix will be required to record a greater amount of non-cash interest expense in current periods presented as a result of the accretion of the discounted carrying value of Endologix’s senior convertible notes to their face amount over the term of the notes. Endologix will report lower net income in its financial results because ASC 470-20 will require interest to include both the current period’s accretion of the debt discount and the instrument’s coupon interest, which could adversely affect Endologix’s reported or future financial results and the market price of Endologix common stock.

In addition, under certain circumstances, convertible debt instruments (such as Endologix’s senior convertible notes) that may be settled entirely or partly in cash are currently accounted for utilizing the treasury stock method, the effect of which is that the shares issuable upon conversion of the notes are not included in the calculation of diluted earnings per share except to the extent that the conversion value of the notes exceeds their principal amount. Under the treasury stock method, for diluted earnings per share purposes, the transaction is accounted for as if the number of shares of common stock that would be necessary to settle such excess, if Endologix elected to settle such excess in shares, are issued. Endologix cannot be sure that the accounting standards in the future will continue to permit the use of the treasury stock method. If Endologix is unable to use the treasury stock method in accounting for the shares issuable upon conversion of the notes, then Endologix’s diluted earnings per share would be adversely affected.

The expense and potential unavailability of insurance coverage for Endologix may have an adverse effect on its financial position and results of operations.

While Endologix currently has insurance for its business, property, directors and officers, and product liability, insurance is increasingly costly and the scope of coverage is narrower, and Endologix may be required to assume more risk in the future. If Endologix is subject to claims or suffers a loss or damage in excess of its insurance coverage, Endologix will be required to cover the amounts outside of or in excess of its insurance limits. If Endologix is subject to claims or suffers a loss or damage that is outside of its insurance coverage, Endologix may incur significant costs associated with loss or damage that could have an adverse effect on its financial position and results of operations. Furthermore, any claims made on Endologix’s insurance policies may impact its ability to obtain or maintain insurance coverage at reasonable costs or at all. Endologix does not have the financial resources to self-insure, and it is unlikely that Endologix will have these financial resources in the foreseeable future. Endologix’s product liability insurance covers its products and business operations, but Endologix may need to increase and expand this coverage commensurate with its expanding business.

Risks Related to Regulation of Endologix’s Industry

Healthcare policy changes, including recent federal legislation to reform the United States healthcare system, may have a material adverse effect on Endologix.

In response to perceived increases in health care costs in recent years, there have been and continue to be proposals by the federal government, state governments, regulators and third-party payors to control these costs and, more generally, to reform the United States healthcare system. Certain of these proposals could limit the prices Endologix is able to charge for its products or the amounts of reimbursement available for its products and could limit the acceptance and availability of its products. Moreover, as discussed below, recent federal legislation would impose significant new taxes on medical device makers such as Endologix. The adoption of some or all of these proposals, including the recent federal legislation, could have a material adverse effect on Endologix’s financial position and results of operations.

On March 23, 2010, President Obama signed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (the “PPACA”). The total cost imposed on the medical device industry by the PPACA may be up to approximately $20 billion over ten years. The PPACA includes, among other things, a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions, effective January 1, 2013. This excise tax will result in a significant increase in the tax burden on Endologix’s industry, and if any efforts Endologix undertakes to offset the excise tax are unsuccessful, the increased tax burden could have an adverse affect on its results of operations and cash flows. Other elements of the PPACA, including comparative effectiveness research, an independent payment advisory board, payment system reforms including shared savings pilots and other provisions, may significantly affect the payment for, and the availability of, healthcare services and result in fundamental changes to federal healthcare reimbursement programs, any of which may materially affect numerous aspects of Endologix’s business.

Endologix’s future success depends on its ability to develop, receive regulatory clearance or approval for, and introduce new products or product enhancements that will be accepted by the market in a timely manner.

It is important to Endologix’s business that it continues to build a more complete product offering for treatment of AAA and other aortic disorders. As such, Endologix’s success will depend in part on its ability to develop and introduce new products. However, Endologix may not be able to successfully develop and obtain regulatory clearance or approval for product enhancements, or new products, or these products may not be accepted by physicians or the payors who financially support many of the procedures performed with Endologix’s products.

The success of any new product offering or enhancement to an existing product will depend on several factors, including Endologix’s ability to:

•	properly identify and anticipate physicians and patient needs;

•	develop and introduce new products or product enhancements in a timely manner;

•	avoid infringing upon the intellectual property rights of third parties;

•	demonstrate, if required, the safety and efficacy of new products with data from preclinical studies and clinical trials;

•	obtain the necessary regulatory clearances or approvals for new products or product enhancements;

•	be fully FDA-compliant with marketing of new devices or modified products;

•	provide adequate training to potential users of its products;

•	receive adequate coverage and reimbursement for procedures performed with its products; and

•	develop an effective and FDA-compliant, dedicated marketing and distribution network.

If Endologix does not develop new products or product enhancements in time to meet market demand or if there is insufficient demand for these products or enhancements, its results of operations will suffer.

Endologix’s business is subject to extensive governmental regulation that could make it more expensive and time consuming for it to introduce new or improved products.

Endologix’s products must comply with regulatory requirements imposed by the FDA in the United States, and similar agencies in foreign jurisdictions. These requirements involve lengthy and detailed laboratory and clinical testing procedures, sampling activities, an extensive agency review process, and other costly and time-consuming procedures. It often takes several years to satisfy these requirements, depending on the complexity and novelty of the product. Endologix also is subject to numerous additional licensing and regulatory requirements relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. Some of the most important requirements Endologix faces include:

•	FDA Regulations (Title 21 CFR);

•	E.U. CE mark requirements;

•	Other international regulatory approval requirements;

•	Medical Device Quality Management System Requirements (21 CFR 820, ISO 13485:2003, IOS 13485:2012, and other similar international regulations);

•	Occupational Safety and Health Administration requirements; and

•	California Department of Health Services requirements.

Government regulation may impede Endologix’s ability to conduct continuing clinical trials and to manufacture its existing and future products. Government regulation also could delay Endologix’s marketing of new products for a considerable period of time and impose costly procedures on Endologix’s activities. The FDA and other regulatory agencies may not approve any of Endologix’s future products on a timely basis, if at all. Any delay in obtaining, or failure to obtain, such approvals could negatively impact Endologix’s marketing of any proposed products and reduce its product revenues.

Endologix’s products remain subject to strict regulatory controls on manufacturing, marketing and use. Endologix may be forced to modify or recall its product after release in response to regulatory action or unanticipated difficulties encountered in general use. Any such action could have a material effect on the reputation of Endologix’s products and on its business and financial position.

Further, regulations may change, and any additional regulation could limit or restrict Endologix’s ability to use any of its technologies, which could harm its business. Endologix could also be subject to new international, federal, state or local regulations that could affect its research and development programs and harm its business in unforeseen ways. If this happens, Endologix may have to incur significant costs to comply with such laws and regulations, which will harm its results of operations.

The misuse or off-label use of Endologix’s products may harm its image in the marketplace; result in injuries that lead to product liability suits, which could be costly to its business; or result in FDA sanctions if Endologix is deemed to have engaged in promotion of such off-label uses.

The products Endologix currently markets have been cleared or approved by the FDA and international regulatory authorities for specific treatments and anatomies. Endologix cannot, however, prevent a physician from using its products outside of those cleared/approved indications for use, known as “off-label” use. There may be increased risk of injury if physicians attempt to use Endologix’s products off-label. Endologix trains its sales force to not promote Endologix’s products for off-label uses. Furthermore, the use of Endologix’s products for indications other than those cleared/approved by the FDA or international regulatory authorities may not effectively treat such conditions, which could harm Endologix’s reputation in the marketplace among physicians and patients. If Endologix is deemed by the FDA to have engaged in the promotion of its products for off-label use, Endologix could be subject to FDA prohibitions on the sale or marketing of its products or significant fines and penalties, and the imposition of these sanctions could also affect its reputation and position within the industry.

Physicians may also misuse Endologix’s products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If Endologix’s products are misused or used with improper technique, it may become subject to costly litigation by its customers or their patients. Product liability claims could divert management’s attention from Endologix’s core business, be expensive to defend, and result in sizable damage awards against Endologix that may not be covered by insurance. Any of these events could harm Endologix’s business and results of operations and cause its stock price to decline.

Endologix’s products may in the future be subject to product recalls or voluntary market withdrawals that could harm its reputation, business and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture that could affect patient safety. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious adverse health consequences or death. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found or suspected. A government-mandated recall or voluntary recall by Endologix or one of its distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other issues. Recalls, which include corrections as well as removals, of any of Endologix’s products would divert managerial and financial resources and could have an adverse effect on Endologix’s financial condition, harm its reputation with customers, and reduce its ability to achieve expected revenues.

Endologix is required to comply with medical device reporting (“MDR”) requirements and must report certain malfunctions, deaths, and serious injuries associated with its products, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA MDR regulations, medical device manufacturers are required to submit information to the FDA when they receive a report or become aware that a device has or may have caused or contributed to a death or serious injury or has or may have a malfunction that would likely cause or contribute to death or serious injury if the malfunction were to recur. All manufacturers placing medical devices on the market in the European Economic Area are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the regulatory agency, or Competent Authority, in whose jurisdiction the incident occurred. Were this to happen to Endologix, the relevant regulatory agency would file an initial report, and there would then be a further inspection or assessment if there are particular issues.

Malfunction of Endologix’s products could result in future voluntary corrective actions, such as recalls, including corrections, or customer notifications, or agency action, such as inspection or enforcement actions. If malfunctions do occur, Endologix may be unable to correct the malfunctions adequately or prevent further malfunctions, in which case Endologix may need to cease manufacture and distribution of the affected products, initiate voluntary recalls, and redesign the products. Regulatory authorities may also take actions against us, such as ordering recalls, imposing fines, or seizing the affected products. Any corrective action, whether voluntary or involuntary, will require the dedication of Endologix’s time and capital, distract management from operating Endologix’s business, and may harm Endologix’s reputation and financial results.

Endologix may be subject to federal, state and foreign healthcare fraud and abuse laws and regulations, and a finding of failure to comply with such laws and regulations could have a material adverse effect on Endologix’s business.

Endologix’s operations may be directly or indirectly affected by various broad federal, state or foreign healthcare fraud and abuse laws. In particular, the federal Anti-Kickback Statute prohibits any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in return for or to induce the referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of an item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. Endologix is also subject to the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created federal criminal laws that prohibit executing a scheme to defraud any health care benefit program or making false statements relating to health care matters, and federal “sunshine” laws that require transparency regarding financial arrangements with health care providers.

In addition, the federal False Claims Act prohibits persons from knowingly filing, or causing to be filed, a false claim to, or the knowing use of false statements to obtain payment from the federal government. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim. Various states have also enacted laws modeled after the federal False Claims Act.

Many states have also, adopted laws similar to each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers as well as laws that restrict Endologix’s marketing activities with physicians, and require Endologix to report consulting and other payments to physicians. Some states mandate implementation of commercial compliance programs to ensure compliance with these laws. Endologix also is subject to foreign fraud and abuse laws, which vary by country. For instance, in the E.U., legislation on inducements offered to physicians and other healthcare workers or hospitals differ from country to country. Breach of the laws relating to such inducements may expose Endologix to the imposition of criminal sanctions.

The risk of Endologix being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Moreover, recent health care reform legislation has strengthened these laws. Further, Endologix expects there will continue to be federal and state laws and/or regulations, proposed and implemented, that could impact its operations and business. The extent to which future legislation or regulations, if any, relating to health care fraud abuse laws and/or enforcement, may be enacted or what effect such legislation or regulation would have on Endologix’s business remains uncertain. If Endologix’s operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to Endologix now or in the future, it may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from governmental health care programs, and the curtailment or restructuring of its operations, any of which could adversely affect Endologix’s ability to operate its business and its financial results.

Endologix may be subject to federal health information privacy and security laws and regulations, and a finding of failure to comply with such laws and regulations could have a material adverse effect on its business.

The HIPAA statute, and its implementing regulations, safeguard the privacy and security of individually-identifiable health information. Certain of Endologix’s operations may be subject to these requirements. Penalties for noncompliance with these rules include both criminal and civil penalties. In addition, the Health Information Technology for Economic and Clinical Health Act (“HITECH Act”) expanded federal health information privacy and security protections. Among other things, HITECH makes certain of HIPAA’s privacy and security standards directly applicable to “business associates”-independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also set forth new notification requirements for health data security breaches, increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions.

Risks Related to Endologix Common Stock

Endologix will be obligated to issue additional shares of its common stock to the former stockholders of Nellix as a result of its satisfaction of a certain milestone set forth in the merger agreement with Nellix and the other parties thereto, resulting in stock ownership dilution.

Under the terms of the merger agreement with Nellix and the other parties thereto, Endologix agreed to issue additional shares of its common stock to the former stockholders of Nellix as contingent consideration upon Endologix’s satisfaction of one or both of two milestones related to the Nellix System and described in the merger agreement, or upon a change of control of Endologix prior to its completion of one or both milestones. On June 17, 2014, Endologix issued an additional 2.7 million shares of its common stock to the former stockholders of Nellix upon achievement of a revenue-based milestone. One additional regulatory related milestone remains, and the maximum aggregate number of shares of Endologix common stock remaining issuable to the former Nellix stockholders upon its achievement of such regulatory milestone, or upon a change of control of Endologix prior to its achievement of such milestone, assuming the average closing price per share of Endologix common stock (as determined under the terms of the Nellix merger agreement) at such time is 1.1 million shares.

Issuing additional shares of Endologix common stock to the former stockholders in satisfaction of contingent consideration dilutes the ownership interests of holders of Endologix common stock on the dates of such issuances. If Endologix is unable to realize the strategic, operational and financial benefits anticipated from its acquisition of Nellix, Endologix’s stockholders may experience dilution of their ownership interests in Endologix upon any such future issuances of shares of its common stock without receiving any commensurate benefit.

Endologix’s operating results may vary significantly from quarter to quarter, which may negatively impact Endologix’s stock price in the future.

Endologix’s quarterly revenues and results of operations may fluctuate due to, among others, the following reasons:

•	physician acceptance of its products;

•	the conduct and results of clinical trials;

•	the timing and expense of obtaining future regulatory approvals;

•	fluctuations in its expenses associated with expanding its operations;

•	the introduction of new products by its competitors;

•	the timing of product launch may lead to excess or obsolete inventory;

•	supplier, manufacturing or quality problems with its devices;

•	the timing of stocking orders from its distributors;

•	changes in its pricing policies or in the pricing policies of its competitors or suppliers; and

•	changes in third-party payors’ reimbursement policies.

Because of these and possibly other factors, it is likely that in some future period Endologix’s operating results will not meet investor expectations or those of public market analysts.

Any unanticipated change in revenues or operating results is likely to cause Endologix’s stock price to fluctuate since such changes reflect new information available to investors and analysts. New information may cause investors and analysts to revalue Endologix’s business, which could cause a decline in the market price of its stock.

The price of Endologix’s stock may fluctuate unpredictably in response to factors unrelated to its operating performance.

The stock market periodically experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may cause the market price of Endologix common stock to drop. In particular, the market price of securities of small medical device companies, like Endologix, has been very unpredictable and may vary in response to:

•	announcements by us or Endologix’s competitors concerning technological innovations;

•	introductions of new products;

•	FDA and foreign regulatory actions;

•	developments or disputes relating to patents or proprietary rights;

•	maintain the effectiveness of Endologix’s Quality System;

•	failure of Endologix’s results of operations to meet the expectations of stock market analysts and investors;

•	changes in stock market analyst recommendations regarding Endologix common stock;

•	the conversion of some or all of Endologix’s senior convertible notes and any sales in the public market of shares of Endologix common stock issued upon conversion of such notes;

•	changes in healthcare policy in the U.S. or other countries; and

•	general stock market and economic conditions and other factors unrelated to Endologix’s operating performance.

These factors may materially and adversely affect the market price of Endologix common stock.

Trading in Endologix’s stock over the last twelve months has been limited, so investors may not be able to sell as much stock as they wish at prevailing prices.

The average daily trading volume in Endologix common stock for the twelve months ended September 30, 2015 was approximately 665,107 shares. If limited trading in Endologix’s stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices. Moreover, the market price for shares of Endologix common stock may be made more volatile because of the relatively low volume of trading in Endologix common stock. When trading volume is low, significant price movement can be caused by the trading of a relatively small number of shares. Volatility in Endologix common stock could cause stockholders to incur substantial losses.

Some provisions of Endologix’s charter documents and Delaware law may make takeover attempts difficult, which could depress the price of Endologix’s stock and inhibit one’s ability to receive a premium price for their shares.

Provisions of Endologix’s amended and restated certificate of incorporation could make it more difficult for a third party to acquire control of Endologix’s business, even if such change in control would be beneficial to Endologix’s stockholders. Endologix’s amended and restated certificate of incorporation allows its board of directors to issue up to five million shares of preferred stock and to fix the rights and preferences of such shares without stockholder approval. Any such issuance could make it more difficult for a third party to acquire Endologix’s business and may adversely affect the rights of Endologix’s stockholders. In addition, the Endologix board of directors is divided into three classes for staggered terms of three years. Endologix is also subject to anti-takeover provisions under Delaware law, each of which could delay or prevent a change of control. Together these provisions may delay, deter or prevent a change in control of Endologix, adversely affecting the market price of its common stock.

Endologix does not anticipate declaring any cash dividends on its common stock.

Endologix has never declared or paid cash dividends on its common stock and does not plan to pay any cash dividends in the near future. Endologix’s current policy is to retain all funds and any earnings for use in the operation and expansion of its business. Endologix’s revolving credit facility contains restrictions prohibiting it from paying any cash dividends without the lender’s prior approval. If Endologix does not pay dividends, a return on one’s investment may only occur if Endologix’s stock price rises above the price it was purchased.

Risks Related to TriVascular’s Business

TriVascular has a history of significant losses. If TriVascular does not achieve and sustain profitability, its financial condition and stock price could suffer.

TriVascular has experienced significant net losses, and expects to continue to incur losses for the foreseeable future while it establishes and grows the sales ramp for its products. TriVascular’s net loss was $57.4 million for the year ended December 31, 2014. As of December 31, 2014, TriVascular’s accumulated deficit was $295.9 million. TriVascular’s prior losses, combined with expected future losses, have had and will continue to have, for the foreseeable future, an adverse effect on its stockholders’ deficit and working capital. TriVascular has never achieved profitability, and do not anticipate being profitable in the near future. If TriVascular’s revenue grows more slowly than it anticipates, or if its operating expenses are higher than it expects, TriVascular may not be able to achieve profitability, its financial condition will suffer and its stock price could decline. Even if TriVascular achieves profitability in the future, it may not be able to sustain profitability in subsequent periods.

All of TriVascular’s revenue is generated from a limited number of products, and any decline in the sales of these products or failure to gain market acceptance of these products will negatively impact its business.

TriVascular has focused heavily on the development and commercialization of a limited number of products for the treatment of AAA. From inception through December 31, 2014, TriVascular’s total revenue was derived entirely from sales of its Ovation System, and it expects its revenue to be derived entirely from sales of its Ovation System for the foreseeable future. If TriVascular is unable to achieve and maintain significantly greater market acceptance of these products and does not achieve sustained positive cash flow, it will be severely constrained in its ability to fund its operations and the development and commercialization of improvements and other product lines. In addition, if TriVascular is unable to market its products as a result of a quality problem, failure to maintain or obtain regulatory approvals, unexpected or serious complications or other unforeseen negative effects related to its products or the other factors discussed in these risk factors, TriVascular would lose its only source of revenue, and its business will be adversely affected.

TriVascular only recently began selling its products commercially and its products may never achieve market acceptance.

TriVascular received regulatory approval in the United States in October 2012 and at that time began hiring and training its sales force and selling its products commercially. TriVascular has limited experience engaging in commercial activities and limited established relationships with physicians and hospitals, and it may be unable to successfully expand the commercialization of its products for a number of reasons, including:

•	established competitors’ relationships with customers;

•	limitations in its ability to demonstrate differentiation and advantages of its products compared to competing products and the relative safety, efficacy and ease of use of its products;

•	the limited size of its sales force and the learning curve required to gain experience selling its products;

•	insufficient financial or other resources to support its commercialization efforts necessary to reach profitability; and

•	the introduction and market acceptance of competing products and technologies.

Moreover, physicians and hospitals may not perceive the benefits of TriVascular’s products and may be unwilling to change from the devices they are currently using. Educating these physicians and hospitals on the benefits of TriVascular’s products requires a significant commitment by its marketing team and sales organization. Physicians and hospitals may be slow to change their practices because of perceived risks arising from the use of new products. Physicians may not recommend or prescribe TriVascular’s products until there is more long-term clinical evidence to convince them to alter their existing treatment methods, or until they receive additional recommendations from prominent physicians that TriVascular’s products are effective. In addition, physicians and hospitals may initially be unwilling to use TriVascular’s products except in the most challenging anatomies untreatable by other devices. If TriVascular’s products are only used in the most challenging AAA cases, this could lead to increased rates of complications and a skewed perception of the effectiveness of its products, even if its products perform better in those challenging cases than any competing products would be able to perform. TriVascular cannot predict when, if ever, physicians and hospitals may adopt more widespread use of its products. If TriVascular is unable to educate physicians and hospitals about the advantages of its Ovation System, does not achieve significantly greater market acceptance of its products, does not gain momentum in its sales activities, or fails to significantly grow its market share, TriVascular will not be able to grow its revenue and its business and financial condition will be adversely affected.

If TriVascular is unable to educate physicians on the safe and effective use of its products, it may be unable to achieve its expected growth.

An important part of TriVascular’s sales process includes the education of physicians on the safe and effective use of its products. There is a learning process for physicians to become proficient in the use of TriVascular’s products and it typically takes several procedures for a physician to become comfortable using the Ovation System. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use the Ovation System, or to recommend it to other physicians. It is critical to the success of TriVascular’s commercialization efforts to educate physicians on the proper use of the Ovation System, and to provide them with adequate product support during clinical procedures. It is important for TriVascular’s growth that these physicians advocate for the benefits of its products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use TriVascular’s products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against TriVascular, any of which could have an adverse effect on its business.

If TriVascular fails to develop and retain its direct sales force, its business could suffer.

TriVascular has a direct sales force in the United States, Canada and in certain European countries. TriVascular also utilizes a network of independent distributors and agents for sales outside of the United States. As TriVascular launches new products and increases its current marketing efforts with respect to existing products and expands into new geographies, it will need to retain, grow and develop its direct sales personnel, distributors and agents. TriVascular has made, and intends to continue to make, a significant investment in recruiting and training sales representatives. There is significant competition for sales personnel experienced in relevant medical device sales. Once hired, the training process is lengthy because it requires significant education for new sales representatives to achieve the level of clinical competency with TriVascular’s products expected by implanting physicians. Upon completion of the training, TriVascular’s sales representatives typically require lead time in the field to grow their network of accounts and achieve the productivity levels it expects them to reach in any individual territory. If TriVascular is unable to attract, motivate, develop and retain a sufficient number of qualified sales personnel, and if its sales representatives do not achieve the productivity levels it expects them to reach, its revenue will not grow at the rate it expects and its financial performance will suffer. Also, to the extent TriVascular hires personnel from its competitors, it may have to wait until applicable non-competition provisions have expired before deploying such personnel in restricted territories or incur costs to relocate personnel outside of such territories, and it may be subject to allegations that these new hires have been improperly solicited, or that they have divulged proprietary or other confidential information of their former employers to TriVascular.

TriVascular is in a highly competitive market segment, which is subject to technological change. If TriVascular’s competitors are better able to develop and market products that are safer, more effective, less costly, easier to use or otherwise more attractive than any products that it may develop, its business will be adversely impacted.

The medical device industry is highly competitive and subject to technological change. TriVascular’s success depends, in part, upon its ability to maintain a competitive position in the development of technologies and products for use in the treatment of AAA. Any product TriVascular develops that achieves regulatory clearance or approval will have to compete for market acceptance and market share. TriVascular believes that the primary competitive factors in the AAA stent graft market segment are clinical effectiveness, product safety, reliability and durability, scope of IFU and eligible patient populations, physician experience and comfort with use of a particular EVAR device, ease of use, product support and service, sales force experience and relationships and price. TriVascular faces significant competition in the United States and internationally, and expects the intensity of competition will increase over time. For example, TriVascular’s major competitors each have approved EVAR systems in the United States and Europe. In addition to these major competitors, TriVascular also has other emerging competitors and smaller companies with recent introductions into the EVAR market in the U.S. and Europe and other competitors may emerge in the future. Many of the companies developing or marketing competing products enjoy several advantages to TriVascular, including:

•	greater financial and human resources for product development, sales and marketing;

•	greater name recognition;

•	long established relationships with physicians and hospitals;

•	longer-term clinical trial data due to earlier regulatory approval;

•	the ability to offer rebates or bundle multiple product offerings to offer greater discounts or incentives;

•	more established sales and marketing programs and distribution networks; and

•	greater experience in and resources for conducting research and development, clinical studies, manufacturing, preparing regulatory submissions, obtaining regulatory clearance or approval for products and marketing approved products.

TriVascular’s competitors may develop and patent processes or products earlier than TriVascular, obtain regulatory clearance or approvals for competing products more rapidly than it or develop more effective or less expensive products or technologies that render its technology or products obsolete or less competitive. TriVascular also faces fierce competition in recruiting and retaining qualified sales, scientific, and management personnel, establishing clinical trial sites and enrolling patients in clinical studies. If TriVascular’s competitors are more successful than it in these matters, its business may be harmed.

TriVascular’s success depends on physicians’ increased use of its products in endovascular AAA procedures.

TriVascular’s low profile AAA products utilize a different sealing technology within the patient’s anatomy and have the ability to address a wider range of difficult anatomies than some of its competitors’ products. TriVascular faces challenges convincing physicians, many of whom have extensive experience with competitors’ products and established relationships with other companies, to appreciate the benefits of the Ovation System and adopt it for treatment of their patients. If TriVascular’s products are unable to gain wider acceptance by physicians or if physicians’ use of its products declines, its revenue will be impacted, and its business would be adversely affected.

TriVascular’s success depends in part on the growth in the number of AAA patients treated with endovascular devices.

AAA disease is frequently asymptomatic prior to aneurysm rupture, and is often discovered during procedures for unrelated medical conditions, leading to a fairly low diagnosis rate. While there are currently an estimated 1.2 million people in the United States with AAA disease, it is estimated that only 200,000 people are diagnosed annually. TriVascular’s growth will depend in part upon an increasing percentage of patients with AAA being diagnosed, and an increasing percentage of those diagnosed receiving EVAR, as opposed to an open surgical procedure. Studies have shown that AAA screening reduces AAA-related mortality by up to 50%. Initiatives to increase screening for AAA include the Screening Abdominal Aortic Aneurysms Very Efficiently Act (“SAAAVE Act”), which was signed into law on February 8, 2006 in the U.S. SAAAVE provides one-time AAA screening for Medicare beneficiaries who have a family history of the disease or other risk factors recommended for screening as specified by the U.S. Department of Health and Human Services (“HHS”). Screening is provided as part of the “Welcome to Medicare” physical and such coverage began on January 1, 2007. The failure to diagnose more patients with AAA could negatively impact TriVascular’s revenue growth.

TriVascular has limited long-term clinical data to support the safety, efficacy and durability of its products, which could be a barrier to further physician adoption of its products, and unforeseen complications could harm its business and reputation.

TriVascular’s longest-term available clinical data from its Ovation Pivotal Trial is five years, and it has comprehensive four-year follow-up data for this patient population. Because TriVascular currently lacks comprehensive clinical data older than four years supporting the safety, efficacy and durability of its products and the benefits they offer, physicians may be slower to adopt or recommend its products, because it may not have comparative data that its competitors have. Further, future studies or clinical experience may indicate that treatment with TriVascular’s products is not superior to treatment with competitive products or that its products cause unexpected or serious complications or other unforeseen negative effects. Such results could slow the adoption of TriVascular’s products and significantly reduce its sales, which could prevent us from achieving its forecasted sales targets or profitability, and its business and reputation may be harmed.

If clinical studies of TriVascular’s current or future products do not produce results necessary to support regulatory clearance or approval in the United States or elsewhere, it will be unable to commercialize these products.

TriVascular is currently conducting clinical studies, including its Ovation Post Approval Study, Ovation PMR Study, the LIFE Study and the LUCY Study. TriVascular will likely need to conduct additional clinical studies in the future to support new product approvals, or for the approval for new indications for the use of its products. Clinical testing takes many years, is expensive and carries uncertain outcomes. The initiation and completion of any of these studies may be prevented, delayed, or halted for numerous reasons, including, but not limited to, the following:

•	the FDA, institutional review boards or other regulatory authorities do not approve a clinical study protocol, forces TriVascular to modify a previously approved protocol, or places a clinical study on hold;

•	patients do not enroll in, or enroll at a lower rate than TriVascular expects, or do not complete a clinical study;

•	patients or investigators do not comply with study protocols;

•	patients do not return for post-treatment follow-up at the expected rate;

•	patients experience serious or unexpected adverse side effects for a variety of reasons that may or may not be related to TriVascular’s products such as the advanced stage of co-morbidities that may exist at the time of treatment, causing a clinical study to be put on hold;

•	sites participating in an ongoing clinical study withdraw, requiring TriVascular to engage new sites;

•	difficulties or delays associated with establishing additional clinical sites;

•	third-party clinical investigators decline to participate in TriVascular’s clinical studies, do not perform the clinical studies on the anticipated schedule, or are inconsistent with the investigator agreement, clinical study protocol, good clinical practices, and other FDA and institutional review board requirements;

•	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of TriVascular’s clinical studies or manufacturing facilities require it to undertake corrective action or suspend or terminate its clinical studies;

•	changes in federal, state, or foreign governmental statutes, regulations or policies;

•	interim results are inconclusive or unfavorable as to immediate and long-term safety or efficacy;

•	the study design is inadequate to demonstrate safety and efficacy; or

•	not meeting the statistical endpoints.

Clinical failure can occur at any stage of the testing. TriVascular’s clinical studies may produce negative or inconclusive results, and it may decide, or regulators may require it, to conduct additional clinical and/or non-clinical testing in addition to those it has planned. TriVascular’s failure to adequately demonstrate the safety and efficacy of any of its devices would prevent receipt of regulatory clearance or approval and, ultimately, the commercialization of that device or indication for use. Even if TriVascular’s products are approved in the United States and Europe, comparable regulatory authorities of foreign countries must also approve the manufacturing and marketing of its products in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States or Europe, including additional preclinical studies or clinical trials. Any of these occurrences may harm TriVascular’s business, financial condition and prospects significantly.

TriVascular’s international operations subject it to certain operating risks, which could adversely impact its net sales, results of operations, and financial condition.

Sales of TriVascular’s products outside the United States represented approximately 32.3% of its revenue for the year ended December 31, 2014. In September 2010, TriVascular began selling its products in Europe through its own sales force and through distributors. As of December 31, 2014, TriVascular sells its products directly in Canada, Germany, the Netherlands and the United Kingdom and through distributors elsewhere. The sale and shipment of TriVascular’s products across international borders, as well as the purchase of components from international sources, subjects it to U.S. and foreign governmental trade, import and export, and customs regulations and laws.

Compliance with these regulations and laws is costly and exposes TriVascular to penalties for non-compliance. Other laws and regulations that can significantly impact TriVascular include various anti-bribery laws, including the FCPA and anti-boycott laws, as well as export controls laws. Any failure to comply with applicable legal and regulatory obligations could impact TriVascular in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of TriVascular’s shipping and sales activities.

In addition, several of the countries in which TriVascular sells its products are, to some degree, subject to political, economic or social instability. TriVascular’s international operations expose TriVascular and its distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•	difficulties in enforcing or defending intellectual property rights;

•	pricing pressure that TriVascular may experience internationally;

•	a shortage of high-quality sales people and distributors;

•	third-party reimbursement policies that may require some of the patients who receive TriVascular’s products to directly absorb medical costs or that may necessitate the reduction of the selling prices of its products;

•	competitive disadvantage to competition with established business and customer relationships;

•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	economic instability;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on TriVascular;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	foreign currency exchange rate fluctuations;

•	difficulties in maintaining consistency with TriVascular’s internal guidelines;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	the imposition of costly and lengthy new export licensing requirements;

•	the imposition of U.S. or international sanctions against a country, company, person or entity with whom TriVascular does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity; and

•	the imposition of new trade restrictions.

If TriVascular experiences any of these risks, its sales in international countries may be harmed and its results of operations would suffer.

TriVascular relies on a small group of third-party distributors to effectively distribute its products outside the United States.

TriVascular depends, in part, on medical device distributors for the marketing and selling of its products in most geographies outside of the United States. TriVascular depends on these distributors’ efforts to market its products, yet it is unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling TriVascular’s products. In addition, TriVascular is unable to ensure that its distributors comply with all applicable laws regarding the sale of its products. If TriVascular’s distributors fail to effectively market and sell its products, in full compliance with applicable laws, its operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in TriVascular’s technology and product offerings require significant time and resources. To develop and expand its distribution, TriVascular must continue to scale and improve its processes and procedures that support its distributors. Further, if TriVascular’s relationship with a successful distributor terminates, it may be unable to replace that distributor without disruption to its business. If TriVascular fails to maintain relationships with its distributors, fails to develop new relationships with other distributors, including in new markets, fails to manage, train or incentivize existing distributors effectively, or fails to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, TriVascular’s revenue may decrease and its operating results, reputation and business may be harmed.

If third-party payors do not provide adequate coverage and reimbursement for the use of TriVascular’s products, its revenues will be negatively impacted.

TriVascular’s success in marketing its products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of its products. In the United States, a third-party payor’s decision to provide coverage for TriVascular’s products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor’s decision to cover TriVascular’s products does not assure that other payors will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for TriVascular’s current or future products, in either the United States or internationally, the demand for its products and its revenues will be adversely affected.

If it remains a standalone company, TriVascular will be required to obtain additional funds in the future, and these funds may not be available on acceptable terms or at all.

TriVascular’s operations have consumed substantial amounts of cash since inception and, if the merger is not consummated, it anticipates that its expenses will increase as it seeks to continue to grow its business and operate as a public company. If the merger is not consummated and TriVascular remains a standalone company, it will need to seek additional capital in the future. TriVascular believes that its growth will depend, in part, on its ability to fund its commercialization efforts and its efforts to develop new technologies for the treatment of AAA and other aortic disorders, and technology complementary to its current products. TriVascular’s existing resources may not allow it to conduct all of these activities that it believes would be beneficial for its future growth. As a result, TriVascular may need to seek funds in the future. If TriVascular is unable to raise funds on favorable terms, or at all, it may not be able to support its commercialization efforts or increase its research and development activities and the growth of its business may be negatively impacted. As a result, TriVascular may be unable to compete effectively. TriVascular’s cash requirements in the future may be significantly different from its current estimates and depends on many factors, including:

•	the results of TriVascular’s commercialization efforts for its existing and future products;

•	the need for additional capital to fund future development programs;

•	the costs involved in obtaining and enforcing patents or any litigation by third parties regarding intellectual property;

•	the establishment of high volume manufacturing and increased sales and marketing capabilities; and

•	TriVascular’s success in entering into collaborative relationships with other parties.

To finance these activities, TriVascular may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings and collaborative arrangements with corporate partners. TriVascular may be unable to raise funds on favorable terms, or at all.

During the recent economic instability, it has been difficult for many companies to obtain financing in the public markets or to obtain debt financing on commercially reasonable terms, if at all. In addition, the sale of additional equity or convertible debt securities could result in additional dilution to TriVascular stockholders. If TriVascular borrows additional funds or issues debt securities, these securities could have rights superior to holders of TriVascular common stock, and could contain covenants that will restrict its operations. TriVascular might have to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to its technologies, product candidates, or products that it otherwise would not relinquish. If TriVascular does not obtain additional resources, its ability to capitalize on business opportunities will be limited, it may be unable to compete effectively and the growth of its business will be harmed.

TriVascular may not be able to generate sufficient cash to service its indebtedness, which currently consists of term loans with Capital Royalty Partners and Century Medical.

As of December 31, 2014, TriVascular owed an aggregate principal and accrued interest amount of $52.4 million to Capital Royalty Partners II L.P. and its affiliated funds (collectively, “CRG” or “Capital Royalty”), pursuant to a term loan agreement. TriVascular also owed $6.0 million of principal to Century Medical, Inc. (“Century Medical”), pursuant to a term loan. TriVascular’s ability to make scheduled payments or to refinance its debt obligations depends on numerous factors, including the amount of its cash balances and its actual and projected financial and operating performance. These amounts and TriVascular’s performance are subject to certain financial and business factors, as well as prevailing economic and competitive conditions, some of which may be beyond its control. TriVascular may be unable to maintain a level of cash balances or cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on its existing or future indebtedness. If TriVascular’s cash flows and capital resources are insufficient to fund its debt service obligations, TriVascular may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance its indebtedness. TriVascular may not be able to take any of these actions, and even if it is, these actions may be insufficient to permit TriVascular to meet its scheduled debt service obligations. In addition, in the event of TriVascular’s breach of the term loan agreements with either Capital Royalty or Century Medical, it may be required to repay any outstanding amounts earlier than anticipated.

In connection with the merger agreement, TriVascular entered into a letter agreement with Capital Royalty to clarify the expected timing of their conversion or repayment in connection with the consummation of the merger, in which Capital Royalty agreed to notify TriVascular, no later than two days prior to the consummation of the merger, whether it will elect to convert the convertible note it holds into shares of TriVascular common stock. TriVascular expects that any remaining principal and interest, as well as any prepayment fees, due to Capital Royalty pursuant to the term loan agreement will be paid in full in connection with the consummation of the merger. TriVascular similarly expects that any principal and interest due to Century Medical pursuant to the term loan will also be paid in full in connection with the consummation of the merger.

TriVascular’s existing term loan agreements contain restrictive and financial covenants that may limit its operating flexibility.

TriVascular’s existing term loan agreements with Capital Royalty and Century Medical contain certain restrictive covenants that either limit its ability to, or require a mandatory prepayment in the event it, incur additional indebtedness and liens, merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, make certain investments, pay dividends, transfer or dispose of assets, amend certain material agreements and enter into various specified transactions. TriVascular therefore may not be able to engage in any of the foregoing transactions unless it obtains the consent of its lenders or prepays the outstanding amounts under the term loan agreements, which could require TriVascular to pay additional prepayment penalties. The Capital Royalty agreement also contains certain financial covenants, including minimum revenue and cash balance requirements, and TriVascular’s obligations under the term loans are secured by all of its property, with certain exceptions. TriVascular may not be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal and interest under the agreements. Furthermore, TriVascular’s future working capital, borrowings or equity financing could be unavailable to repay or refinance the amounts outstanding under the agreements. In the event of a liquidation, Capital Royalty and Century Medical would be repaid all outstanding principal and interest prior to distribution of assets to unsecured creditors and the holders of TriVascular common stock would receive a portion of any liquidation proceeds only if all of its creditors, including Capital Royalty and Century Medical, were first repaid in full.

Challenges in the credit environment may adversely affect TriVascular’s business and financial condition.

The global financial markets continue to experience unprecedented levels of volatility. TriVascular’s ability to enter into or maintain existing financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for its products, or its customers become insolvent. Any deterioration in TriVascular’s key financial ratios, or non-compliance with financial covenants in its existing term loan agreement with Capital Royalty could also adversely affect its business and financial condition. While these conditions and the current economic instability have not meaningfully impaired TriVascular’s ability to access credit markets or its operations to date, continuing volatility in the global financial markets could increase borrowing costs or affect its ability to access the capital markets. Current or worsening economic conditions may also adversely affect the business of TriVascular’s customers, including their ability to pay for its products. This could result in a decrease in the demand for TriVascular’s products, longer sales cycles, slower adoption of new technologies and increased price competition.

If TriVascular fails to properly manage its anticipated growth, its business could suffer.

TriVascular has been growing rapidly in recent periods and has a relatively short history of operating as a commercial company. For example, TriVascular recently significantly expanded its U.S. sales force from 16 sales representatives at December 31, 2012 to 60 sales representatives at December 31, 2014, following the receipt of regulatory approval in the United States. TriVascular intends to continue to grow and may experience periods of rapid growth and expansion, which could place a significant additional strain on its limited personnel, information technology systems and other resources. In particular, the hiring of TriVascular’s direct sales force in the United States requires significant management, financial and other supporting resources. Any failure by

TriVascular to manage its growth effectively could have an adverse effect on its ability to achieve its development and commercialization goals.

To achieve its revenue goals, TriVascular must successfully increase production output to meet expected customer demand. In the future, TriVascular may experience difficulties with production yields and quality control, component supply, and shortages of qualified personnel, among other problems. These problems could result in delays in product availability and increases in expenses. Any such delay or increased expense could adversely affect TriVascular’s ability to generate revenues.

Future growth will also impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth will place a strain on TriVascular’s administrative and operational infrastructure.

In order to manage its operations and growth, TriVascular will need to continue to improve its operational and management controls, reporting and information technology systems and financial internal control procedures. If TriVascular is unable to manage its growth effectively, it may be difficult for TriVascular to execute its business strategy and its operating results and business could suffer.

If TriVascular is unable to protect its intellectual property, its business will be negatively affected.

The market for medical devices is subject to frequent litigation regarding patent and other intellectual property rights. It is possible that TriVascular’s patents or licenses may not withstand challenges made by others or protect its rights adequately.

TriVascular’s success depends in large part on its ability to secure effective patent protection for its products and processes in the United States and internationally. TriVascular has filed and intends to continue to file patent applications for various aspects of its technology. However, TriVascular’s faces the risks that:

•	it may fail to secure necessary patents prior to or after obtaining regulatory clearances, thereby permitting competitors to market competing products; and

•	its already-granted patents may be re-examined, invalidated or not extended.

TriVascular also owns trade secrets and confidential information that it tries to protect by entering into confidentiality agreements with its employees and other parties. However, the confidentiality agreements may not be honored or, if breached, TriVascular may not have sufficient remedies to protect its confidential information. Further, TriVascular’s competitors may independently learn its trade secrets or develop similar or superior technologies. To the extent that TriVascular’s consultants, key employees or others apply technological information to its projects that they develop independently or others develop, disputes may arise regarding the ownership of proprietary rights to such information, and such disputes may not be resolved in TriVascular’s favor. If TriVascular is unable to protect its intellectual property adequately, its business and commercial prospects will suffer.

The medical device industry, including the EVAR space, is characterized by extensive patent litigation, and TriVascular could become subject to litigation that could be costly, result in the diversion of management’s attention, require it to pay significant damages or royalty payments or prevent it from marketing and selling its existing or future products.

TriVascular’s success depends in part on not infringing the patents or violating the other proprietary rights of others. Significant litigation regarding patent rights occurs in the medical industry, including among companies focused on EVAR. It is possible that U.S. and foreign patents and pending patent applications controlled by third parties may be alleged to cover TriVascular’s Ovation System. TriVascular’s competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with TriVascular’s ability to make, use and sell its products. TriVascular has received in the past, and may receive in the future, communications from patent holders, including non-practicing entities, alleging infringement of patents or other intellectual property rights or misappropriation of trade secrets, or offering licenses to such intellectual property. At any given time, TriVascular may be involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. For example, TriVascular is currently involved in a patent dispute with an individual alleging that its products infringe a patent he owns. TriVascular is defending this case vigorously and believes the allegations to be without merit.

The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technologies involved and the uncertainty of litigation significantly increase the risks related to any patent litigation. Any potential intellectual property litigation also could force TriVascular to do one or more of the following:

•	stop selling, making, or using products that use the disputed intellectual property;

•	obtain a license from the intellectual property owner to continue selling, making, licensing, or using products, which license may require substantial royalty payments and may not be available on reasonable terms, or at all;

•	incur significant legal expenses;

•	pay substantial damages or royalties to the party whose intellectual property rights it may be found to be infringing;

•	pay the attorney fees and costs of litigation to the party whose intellectual property rights it may be found to be infringing; or

•	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and/or infeasible.

If any of the foregoing occurs, TriVascular may have to withdraw existing products from the market or may be unable to commercialize one or more of its products, all of which could have a material adverse effect on its business, results of operations and financial condition. Any litigation or claim against TriVascular, even those without merit, may cause it to incur substantial costs, and could place a significant strain on its financial resources, divert the attention of management from its core business and harm its reputation. Further, as the number of participants in the EVAR industry grows, the possibility of intellectual property infringement claims against TriVascular increases.

In addition, TriVascular may indemnify its customers and international distributors with respect to infringement by its products of the proprietary rights of third parties. Third parties may assert infringement claims against TriVascular’s customers or distributors. These claims may require TriVascular to initiate or defend protracted and costly litigation on behalf of its customers or distributors, regardless of the merits of these claims. If any of these claims succeed, TriVascular may be forced to pay damages on behalf of its customers or distributors or may be required to obtain licenses for the products they use. If TriVascular cannot obtain all necessary licenses on commercially reasonable terms, its customers may be forced to stop using its products.

TriVascular may face product liability claims that could result in costly litigation and significant liabilities.

Manufacturing and marketing of TriVascular’s commercial products, and clinical testing of its products under development, may expose it to product liability and other tort claims. Although TriVascular has, and intends to maintain, liability insurance, the coverage limits of its insurance policies may not be adequate and one or more successful claims brought against it may have a material adverse effect on its business and results of operations. Additionally, product liability claims could negatively affect TriVascular’s reputation, continued product sales, and its ability to obtain and maintain regulatory approval for its products.

TriVascular’s manufacturing operations, research and development activities, and corporate headquarters, are currently based at a single location that may subject it to a variety of risks.

TriVascular currently conducts all of its manufacturing, development and management activities at a single location in Santa Rosa, California, near known earthquake fault zones. TriVascular’s finished goods inventory is split between its Santa Rosa location and its third-party European distribution center in Belgium. TriVascular has taken precautions to safeguard its facilities, including insurance, health and safety protocols, and off-site storage of computer data. However, vandalism, terrorism or a natural or other disaster such as an earthquake or fire could cause substantial delays in TriVascular’s operations, damage or destroy its equipment or inventory, and cause us to incur additional expenses. An earthquake in particular could seriously harm its business and results of operations. The insurance coverage TriVascular maintains may not be adequate to cover its losses in any particular case.

TriVascular’s manufacturing operations are dependent upon third-party suppliers, making it vulnerable to supply problems and price fluctuations, which could harm its business.

TriVascular relies on a number of suppliers who manufacture certain components of its products. TriVascular does not have long-term supply agreements with most of its suppliers, and, in many cases, it makes purchases on a purchase order basis. TriVascular’s suppliers may encounter problems during manufacturing for a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet TriVascular’s demand. TriVascular’s reliance on these third-party suppliers also subjects it to other risks that could harm its business, including:

•	TriVascular is not a major customer of many of its suppliers, and these suppliers may therefore give other customers’ needs higher priority than TriVascular’s;

•	TriVascular may not be able to obtain an adequate supply in a timely manner or on commercially reasonable terms;

•	TriVascular’s suppliers, especially new suppliers, may make errors in manufacturing that could negatively affect the efficacy or safety of its Ovation System or cause delays in shipment;

•	TriVascular may have difficulty locating and qualifying alternative suppliers;

•	switching components or suppliers may require product redesign and possibly submission to FDA;

•	the occurrence of a fire, natural disaster or other catastrophe, impacting one or more of TriVascular’s suppliers, may affect their ability to deliver products to TriVascular in a timely manner; and

•	TriVascular’s suppliers may encounter financial hardships unrelated to its demand, which could inhibit their ability to fulfill its orders and meet its requirements.

TriVascular may not be able to quickly establish additional or alternative suppliers in part because of the FDA approval process. Any interruption or delay in obtaining products from TriVascular’s third-party suppliers, or its inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair its ability to meet the demand of its customers and cause them to switch to competing products.

TriVascular’s ability to achieve profitability will depend, in part, on its ability to reduce the per unit manufacturing cost of the Ovation System.

Currently, the gross profit generated from the sale of TriVascular’s Ovation System is not sufficient to cover its operating expenses. To achieve profitability, TriVascular needs to, among other things, reduce the per unit manufacturing cost of its Ovation System. This cannot be achieved without TriVascular improving manufacturing efficiency and increasing manufacturing volume to leverage manufacturing overhead costs. If TriVascular is unable to improve manufacturing efficiency and reduce manufacturing overhead costs per unit, its ability to achieve profitability will be severely constrained. Any increase in manufacturing volumes is dependent upon a corresponding increase in sales. The occurrence of one or more factors that negatively impact the manufacturing or sales of TriVascular’s Ovation System or delay the introduction of its next generation product or reduce its manufacturing efficiency may prevent TriVascular from achieving its desired decrease in manufacturing costs, which would prevent it from attaining profitability.

TriVascular is subject to credit risk from its accounts receivable related to its product sales, which include sales within European countries that have recently experienced economic turmoil.

TriVascular has receivable balances from customers in Europe. TriVascular’s accounts receivable in the United States are primarily due from for-profit and not-for-profit private hospitals. TriVascular’s accounts receivable outside of the United States are primarily due from third-party distributors, and to a lesser extent, public government-owned and private hospitals. TriVascular’s historical write-offs of accounts receivable have not been significant.

TriVascular monitors the financial performance and credit worthiness of its customers so that it can properly assess and respond to changes in their credit profile. TriVascular’s third-party distributors operate in certain countries such as Greece, Italy, Spain and Turkey where economic conditions continue to present challenges to their businesses, and thus, could place in risk the amounts due to TriVascular from them. These distributors are owed certain amounts from public hospitals that are funded by their governments. Adverse financial conditions in these countries may continue, thus negatively affecting the length of time that it will take TriVascular to collect associated accounts receivable, or impact the likelihood of ultimate collection.

TriVascular’s operating results may vary significantly from quarter to quarter, which may negatively impact its stock price in the future.

TriVascular’s quarterly revenues and results of operations may fluctuate due to, among others, the following reasons:

•	physician and hospital acceptance of its products;

•	the timing, expense and results of research and development activities, preclinical studies and clinical trials, and obtaining future regulatory approvals;

•	fluctuations in its expenses associated with expanding its operations and operating as a public company;

•	the introduction of new products and technologies by its competitors;

•	sales representatives productivity;

•	supplier, manufacturing or quality problems with its products;

•	the timing of stocking orders from its distributors;

•	changes in its pricing policies or in the pricing policies of its competitors or suppliers; and

•	changes in third-party payors’ reimbursement policies.

Because of these and possibly other factors, it is likely that in some future period TriVascular’s operating results will not meet the investor expectations or those of public market analysts.

Any unanticipated change in TriVascular’s revenues or operating results is likely to cause TriVascular’s stock price to fluctuate since such changes reflect new information available to investors and analysts. New information may cause investors and analysts to revalue TriVascular’s business, which could cause a decline in the market price of its stock.

The seasonality of TriVascular’s business creates variance in its quarterly revenue, which makes it difficult to compare or forecast its financial results.

TriVascular’s revenue fluctuates on a seasonal basis, which affects the comparability of its results between periods. For example, TriVascular has historically experienced lower sales in the summer months and around the holidays, primarily due to the buying patterns and implant volumes of its distributors and hospitals. These seasonal variations are difficult to predict accurately and at times may be entirely unpredictable, which introduce additional risk into its business as we rely upon forecasts of customer demand to build inventory in advance of anticipated sales. In addition, we believe TriVascular’s limited history commercializing its products has, in part, made its seasonal patterns more difficult to discern, making it more difficult to predict future seasonal patterns.

TriVascular is subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact its results of operations.

A significant portion of TriVascular’s business is located outside the United States and, as a result, it generates revenue and incurs expenses denominated in currencies other than the U.S. dollar, a majority of which is denominated in Euros. For example, in 2014, approximately 21% of TriVascular’s total revenue was denominated in foreign currencies. As a result, changes in the exchange rates between such foreign currencies and the U.S. dollar could materially impact TriVascular’s reported results of operations and distort period to period comparisons. Fluctuations in foreign currency exchange rates also impact the reporting of TriVascular’s receivables and payables in non-U.S. currencies. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in TriVascular’s business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause TriVascular’s results of operations to differ from its expectations or the expectations of its investors, the market price of Endologix common stock could be adversely affected.

Failure to protect TriVascular’s information technology infrastructure against cyber-based attacks, network security breaches, service interruptions, or data corruption could significantly disrupt its operations and adversely affect its business and operating results.

TriVascular relies on information technology and telephone networks and systems, including the Internet, to process and transmit sensitive electronic information and to manage or support a variety of business processes and activities, including sales, billing, customer service, procurement and supply chain, manufacturing, and distribution. TriVascular uses enterprise information technology systems to record, process, and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal, and tax requirements. TriVascular’s information technology systems, some of which are managed by third-parties, may be susceptible to damage, disruptions or shutdowns due to computer viruses, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, user errors or catastrophic events. TriVascular is not aware of any breaches of its information technology infrastructure. Despite the precautionary measures TriVascular has taken to prevent breakdowns in its information technology and telephone systems, if its systems suffer severe damage, disruption or shutdown and it is unable to effectively resolve the issues in a timely manner, its business and operating results may suffer.

TriVascular’s ability to use its net operating losses to offset future taxable income may be subject to certain limitations; in addition, TriVascular may be unable to use a substantial part of its net operating losses if it does not attain profitability in an amount necessary to offset such losses.

As of December 31, 2014, TriVascular had federal net operating loss (“NOL”), carryforwards of approximately $263.4 million. In general, under Section 382 of the Code, a corporation that undergoes an

“ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. TriVascular’s existing NOLs may be subject to limitations arising from previous ownership changes, and if it undergoes an ownership change in connection with or after the merger, TriVascular’s ability to utilize NOLs could be further limited by Section 382. Future changes in TriVascular’s stock ownership, could result in additional ownership changes under Section 382. Furthermore, TriVascular may be unable to use a substantial part of its NOLs if it does not attain profitability in an amount sufficient to offset such losses.

TriVascular operates in the same highly competitive and regulated industry as Endologix and is subject to the same industry-related risks as disclosed above with respect to Endologix or the proposed combined company. See “Risks Related to Regulation of Endologix’s Industry.”

FORWARD-LOOKING STATEMENTS

Information both included and incorporated by reference in this proxy statement/prospectus may contain forward-looking statements, which may be identified by their use of terms such as “intend,” “plan,” “may,” “could,” “should,” “will,” “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “continue,” “potential,” “opportunity,” “project” and similar terms. These statements are based on certain assumptions and analyses that Endologix’s management or TriVascular’s management believe are appropriate under the circumstances. However, these statements are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and neither Endologix nor TriVascular undertakes any obligation to publicly update or revise any of them in light of new information, future events or otherwise.

All subsequent written and oral forward-looking statements attributable to Endologix, TriVascular or any person acting on Endologix’s or TriVascular’s behalf are qualified by the cautionary statements in this section.

Factors that could have a material adverse effect on Endologix’s or TriVascular’s operations and future prospects or the consummation of the merger, many of which are difficult to predict and beyond the control of Endologix or TriVascular, include, but are not limited to:

•	failure to satisfy the conditions to the consummation of the merger;

•	the occurrence of any event, change or other circumstances that could give rise to termination of the merger agreement;

•	the failure of the merger to close in a timely manner or at all for any other reason;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	effects of the pendency of the merger on relationships with employees, suppliers, customers and other business partners;

•	if the acquisition of TriVascular is consummated, Endologix’s ability to successfully integrate TriVascular with its operations and capitalize on perceived synergies or other expected benefits of the merger in a timely manner or at all;

•	continued market acceptance of Endologix’s products;

•	quality problems with Endologix’s products;

•	consolidation in the health care industry;

•	the success of clinical trials relating to products under development;

•	Endologix’s ability to maintain strong relationships with certain key physicians;

•	continued growth in the number of patients qualifying for treatment of AAA through Endologix’s products;

•	Endologix’s ability to effectively compete with the products offered by its competitors;

•	the level and availability of third party payor reimbursement for Endologix’s products;

•	Endologix’s ability to successfully commercialize products which incorporate the technology obtained in its acquisition of Nellix;

•	Endologix’s ability to effectively develop new or complementary technologies;

•	Endologix’s ability to manufacture its endovascular systems to meet demand;

•	changes to Endologix’s international operations, including currency exchange rate fluctuations;

•	Endologix’s ability to effectively manage its business and keep pace with its anticipated growth;

•	Endologix’s ability to develop and retain a direct sales force in the United States and select European countries;

•	the nature of and any changes to legislative, regulatory and other legal requirements that apply to Endologix, its products, its suppliers and its competitors;

•	the timing of and Endologix’s ability to obtain and maintain any required regulatory clearances and approvals;

•	Endologix’s ability to protect its intellectual property rights and proprietary technologies;

•	Endologix’s ability to operate its business without infringing the intellectual property rights and proprietary technology of third parties;

•	product liability claims and litigation expenses;

•	reputational damage to Endologix’s products caused by mis-use or off-label use or government or voluntary product recalls;

•	Endologix’s utilization of a single source supplier for specialized components of its product lines;

•	Endologix’s ability to attract, retain, and motivate qualified personnel;

•	Endologix’s ability to make future acquisitions and successfully integrate any such future-acquired businesses;

•	Endologix’s ability to maintain adequate liquidity to fund its operational needs and research and developments expenses;

•	general macroeconomic and world-wide business conditions; and

•	the results of TriVascular’s business operations during the pendency of the merger and thereafter.

These risks and uncertainties, along with the risk factors discussed under “Risk Factors” in this proxy statement/prospectus, should be considered in evaluating any forward-looking statements contained in this proxy statement/prospectus.

THE COMPANIES

Endologix

Endologix is a Delaware corporation with corporate headquarters and production facilities located in Irvine, California. Endologix develops, manufactures, markets and sells innovative medical devices for the treatment of aortic disorders. Endologix products are intended for the treatment of AAA. The Endologix AAA products are built on one of two platforms: (i) traditional minimally invasive EVAR or (ii) EVAS, its innovative solution for sealing the aneurysm sac while maintaining blood flow through two blood flow lumens. Endologix’s current EVAR products include AFX, VELA and IntuiTrak. Endologix’s current EVAS product is the Nellix EVAS System. Sales of Endologix’s EVAR and EVAS platforms (including extensions and accessories) to hospitals in the United States and Europe, and to third-party international distributors in certain European countries and elsewhere, provide the sole source of Endologix’s reported revenue.

Endologix’s EVAR products consist of (i) a cobalt chromium alloy stent covered by ePTFE graft material, or a stent graft, and (ii) an accompanying delivery system. Once fixed in its proper position within the abdominal aorta, Endologix’s EVAR device provides a conduit for blood flow, thereby relieving pressure within the weakened or “aneurysmal” section of the vessel wall, which greatly reduces the potential for aneurysm rupture.

Endologix’s EVAS product consists of (i) bilateral covered stents with endobags, (ii) a biocompatible polymer injected into the endobags to seal the aneurysm and (iii) a delivery system and polymer dispenser. Endologix’s EVAS product seals the entire aneurysm sac, effectively, excluding the aneurysm sac and reducing the likelihood of future aneurysm rupture. Additionally, it has the potential to reduce the need for post procedural re-interventions.

Within Endologix’s EVAR platform, AFX is marketed in the United States, Europe, New Zealand and Latin America, and IntuiTrak sales are currently limited to Japan. In February 2013, Endologix commenced limited market introduction in Europe of the Nellix EVAS System, and a controlled commercial introduction is currently underway. In December 2013, Endologix received IDE approval in the United States to begin a clinical trial for the Nellix EVAS System which commenced in January 2014. In October 2015, Endologix received FDA approval for the AFX2 Bifurcated Endograft System for the treatment of AAA.

Endologix was incorporated in California in March 1992 under the name Cardiovascular Dynamics, Inc. and reincorporated in Delaware in June 1993. In January 1999, Endologix merged with privately held Radiance Medical Systems, Inc. and changed our name to Radiance Medical Systems, Inc. and in May 2002, Endologix merged with privately held Endologix, Inc. and changed its name to Endologix, Inc. Endologix’s shares are traded on Nasdaq under the ticker symbol “ELGX.”

Endologix’s main offices are located at 2 Musick, Irvine, California 92618, and its telephone number is (949) 595-7200. Endologix maintains a website at www.endologix.com where general information about it and its products is available. The contents of the website are not incorporated by reference into this proxy statement/prospectus.

Recent Developments

On November 2, 2015, Endologix closed the offering and sale of $125 million aggregate principal amount of 3.25% Convertible Senior Notes due 2020 (the “3.25% Convertible Senior Notes”) pursuant to an underwriting agreement dated October 27, 2015. The 3.25% Convertible Senior Notes bear interest at a rate of 3.25% per year, payable semi-annually on May 1 and November 1 of each year, commencing May 1, 2016. The 3.25% Convertible Senior Notes will mature on November 1, 2020, unless earlier purchased, redeemed or converted in accordance with the terms of the 3.25% Convertible Senior Notes. The indenture governing the 3.25% Convertible Senior Notes contains customary terms and covenants and events of default. The initial conversion rate of the 3.25% Convertible Senior Notes is 89.4314 shares of Endologix common stock per $1,000 principal amount of 3.25% Convertible Senior Notes (which is equivalent to an initial conversion price of approximately $11.18 per share). The conversion rate is subject to adjustment upon the occurrence of certain specified events. Prior to August 1, 2020, the 3.25% Convertible Senior Notes will be convertible only upon the occurrence of certain events and during certain periods and, thereafter, at any time until the second scheduled trading day immediately preceding the maturity date. On or after November 1, 2018, Endologix may redeem for cash all or any portion of the 3.25% Convertible Senior Notes, at Endologix’s option, but only if the closing price per share of Endologix common stock for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the second trading day immediately preceding the date on which Endologix provides notice of redemption, exceeds 130% of the conversion price on each applicable trading day. The redemption price will equal 100% of the principal amount of the 3.25% Convertible Senior Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Endologix expects to use approximately $70 million of the net proceeds from the sale of the 3.25% Convertible Senior Notes to repay certain indebtedness of TriVascular contemporaneously with the closing of the merger and to use the remaining net proceeds for general corporate purposes.

Merger Sub

Merger Sub is a Delaware corporation and direct, wholly owned subsidiary of Endologix. Merger Sub was formed on October 23, 2015 for the purpose of consummating the merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the merger.

The address and telephone number of Merger Sub’s principal executive offices is c/o Endologix, 2 Musick, Irvine, CA, 92618, (949) 595-7200.

TriVascular

TriVascular is a medical device company developing and commercializing innovative technologies to significantly advance minimally invasive treatment of AAA. TriVascular’s mission is to help physicians improve the lives of patients suffering from aortic disease through excellence in research, product development, manufacturing, sales and service. TriVascular developed its technology platform leveraging engineering principles utilized in many industries, including aerospace, aircraft and automotive, and applied these concepts with the goal of designing an optimal solution for AAA therapy to address unmet clinical needs. The Ovation System, TriVascular’s solution for the treatment of AAA through minimally invasive EVAR, a new stent graft platform, providing an innovative and effective alternative to conventional devices. It is designed to specifically address many of the limitations associated with conventional EVAR devices and expand the pool of patients eligible for EVAR.

TriVascular is a Delaware corporation that was established in 2007 and became a publicly traded company in 2014. Its shares trade on Nasdaq under the ticker symbol “TRIV.”

The address and telephone number of TriVascular’s principal executive offices is 3910 Brickway Blvd., Santa Rosa, CA 95403, (707) 573-8800. TriVascular maintains an Internet site at www.TriVascular.com. TriVascular’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

THE MERGER

General

In the merger, Merger Sub will merge with and into TriVascular with TriVascular surviving the merger, and all outstanding shares of capital stock of TriVascular (other than shares for which appraisal rights under Delaware law are properly exercised and other than shares held in treasury by TriVascular or shares held by Endologix, any subsidiary of Endologix, TriVascular or any subsidiary of TriVascular) will be cancelled and converted into the right to receive per share merger consideration, consisting of:

•	stock consideration, comprised of shares of Endologix common stock, par value $0.001 per share, equal to: (i) 19.999% of the then outstanding shares of Endologix common stock; divided by (ii) the fully diluted number of shares of TriVascular common stock then outstanding (including shares of TriVascular common stock issued upon the exercise of TriVascular’s stock options and warrants immediately prior to the effective time of the merger, shares of TriVascular common stock issuable upon the exercise of certain warrants to be assumed by Endologix at the effective time of the merger, shares of TriVascular common stock issued upon settlement of outstanding RSUs immediately prior to the effective time of the merger, and shares of TriVascular common stock issued upon the conversion of certain convertible debt prior to the effective time of the merger, if such conversion takes place); and

•	cash consideration, comprised of an amount in cash determined immediately prior to the effective time of the merger equal to: (i) the sum of the intrinsic value of outstanding stock options and warrants, the intrinsic value of outstanding RSUs, the cash proceeds, if any, from the exercise of options and warrants after September 11, 2015, the date of the letter of intent entered into by TriVascular and Endologix, and prior to the effective time of the merger, and the value of the shares of TriVascular common stock issued upon the conversion of certain convertible debt, if applicable; divided by (ii) the fully diluted number of shares of TriVascular common stock then outstanding (as described above, but excluding shares of TriVascular common stock issuable upon the exercise of certain warrants to be assumed by Endologix at the effective time of the merger).

In each case, the stock consideration and cash consideration do not reflect interest or any applicable withholding taxes. Additional cash may be issued in lieu of any fractional shares of Endologix common stock. TriVascular, Endologix and Merger Sub intend, for U.S. federal income tax purposes, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. See “Merger Agreement — Merger Consideration.”

Purpose of the Merger

The purpose of the merger, as agreed between Endologix and TriVascular, is for Endologix to acquire control of and own all of the outstanding equity in TriVascular.

Background of the Merger

The TriVascular board of directors, with the assistance of TriVascular’s senior management and outside financial advisors, has regularly reviewed TriVascular’s market opportunity and growth, operating results, and research and development activities, capital needs and availability, and the strategic alternatives available to TriVascular to maximize stockholder value. As part of this review, the TriVascular board of directors has periodically considered whether the continued execution of TriVascular’s business strategy as a standalone company or through a business combination with a third party would provide the best avenue to enhance stockholder value. TriVascular raised approximately $81.1 million in its initial public offering of its common stock in April 2014 and entered into term loan agreements with CRG, formerly known as Capital Royalty, and Century Medical as lenders to help fund its operations as an independent entity.

The Endologix board of directors, with the assistance of Endologix’s senior management, has regularly reviewed opportunities to expand Endologix’s product offerings and product and technology pipeline and to maximize value for Endologix’s stockholders, including by the acquisition of complementary products, technologies and companies. For the reasons described under “— Endologix’s Reasons for the Merger,” during these reviews Endologix had identified TriVascular as a potential strategic combination opportunity.

The TriVascular board of directors had strategic planning meetings in February and March 2015 regarding TriVascular’s financial position, operating results, capital needs and future status as a stand-alone entity. Given the financial results and anticipated additional capital needs, the TriVascular board of directors directed management in March to contact J.P. Morgan Securities LLC (“J.P. Morgan”) to review potential strategic alternatives available to TriVascular. J.P. Morgan was contacted because of TriVascular’s prior relationship with the bank in connection with TriVascular’s initial public offering in which J.P. Morgan acted as joint bookrunner, as well as J.P. Morgan’s knowledge of TriVascular’s business, the competitive landscape and potential partners for a strategic transaction. Representatives of J.P. Morgan conducted an analysis of financing alternatives and strategic combinations available for TriVascular.

On April 8, 2015, TriVascular released preliminary first quarter 2015 financial results and revised downward its forward looking guidance for the full year 2015 from the guidance given previously.

Representatives of J.P. Morgan attended a meeting of the TriVascular board of directors held on April 23, 2015. J.P. Morgan and the TriVascular board of directors discussed a preliminary stand-alone valuation analysis of TriVascular, TriVascular’s liquidity needs, potential financing structures, including the inability to meet all of TriVascular’s financing needs through debt financing on acceptable terms, the dilutive effects of equity financings at the then market value of TriVascular common stock, as well as potential business combination alternatives and candidates for such a transaction. The analysis of potential candidates included companies in the EVAR business as well as other cardiovascular companies potentially interested in entering the EVAR business. The TriVascular board of directors determined that, at that time, an equity financing would be likely highly dilutive to TriVascular’s existing stockholders and not provide funding sufficient for TriVascular to achieve profitability. The TriVascular board of directors authorized J.P. Morgan to proceed with the exploration of possible interest in a strategic transaction with a limited set of companies believed to be most likely interested and able to engage in a strategic transaction. The TriVascular board of directors decided to conduct a focused search in order to minimize the risks to TriVascular’s business, including the risks to retention of TriVascular’s customers and sales force, which could be caused by a breach of confidentiality with respect to discussions of a strategic transaction. The TriVascular board of directors authorized the board’s financing committee to assist management in exploring strategic transactions and in negotiating an engagement letter with J.P. Morgan. Following the meeting, management and representatives of TriVascular’s counsel, Arnold & Porter, with input from the financing committee, began negotiation of an engagement letter with J.P. Morgan and, through those discussions, J.P. Morgan confirmed that they had no prior or existing relationships with the identified potential candidates which would present a conflict of interest in representing TriVascular in connection with a strategic transaction involving any of such potential candidates.

In late April and early May 2015, representatives of J.P. Morgan contacted several of the parties reviewed in the April 23, 2015 board meeting as the most likely to engage in a strategic transaction with TriVascular to solicit their interest in such a transaction. J.P. Morgan initially sent publicly available information about TriVascular and inquired whether any of the companies were interested in engaging in any confidential discussions. Of the five parties initially contacted, four declined exploring a strategic transaction. The fifth company, Party A, indicated an interest in further discussing a potential transaction and executed a mutual non-disclosure agreement with TriVascular on May 21, 2015.

On May 26, 2015, members of TriVascular’s management made a presentation to members of Party A’s management, with representatives of J.P. Morgan present, about TriVascular, its technology, clinical results and product pipeline. On June 2, 2015, representatives of Party A indicated to representatives of J.P. Morgan that they were not interested in further exploring a strategic transaction with TriVascular.

Commencing in June 2015, the Endologix board of directors and members of Endologix’s senior management, together with representatives of Piper Jaffray & Co. (“Piper Jaffray”), Endologix’s financial advisor, and SYCR, Endologix’s external corporate counsel, considered the potential benefits of a combination of Endologix and TriVascular. On June 8, 2015, members of Endologix’s senior management presented the opportunity of a combination transaction with TriVascular to the Endologix board of directors at a telephonic meeting. John McDermott, Endologix’s Chief Executive Officer, described the strategic rationale for the combination and, together with David Jennings, Endologix’s Vice President, Human Resources, potential approaches for the integration of the two companies following a combination transaction. Representatives of Piper Jaffray presented to the Endologix board of directors an analysis of the combination of the two companies, including a summary of TriVascular’s background and its financial and trading history, the strategic rationale for a combination transaction, valuation summaries, financial and other projections, synergies and other financial analyses. At the meeting, the Endologix board of directors authorized Mr. McDermott to proceed with discussions regarding a potential combination transaction with members of TriVascular’s senior management, including a target transaction price in the range of a 30% premium over TriVascular’s then-current market price, or approximately $8.16 per share. Following that meeting, Mr. McDermott reached out to Christopher Chavez, TriVascular’s President, Chief Executive Officer and Chairman of the Board, to schedule a call.

On June 10, 2015, the TriVascular board of directors held a telephonic board meeting. Members of TriVascular’s senior management were in attendance. The TriVascular board of directors was informed that none of the five parties originally contacted expressed interest in exploring further discussions with TriVascular and the board discussed whether there were other qualified candidates to approach. Mr. Chavez informed the TriVascular board of directors that Mr. McDermott had reached out to have a conversation, but that he did not know the proposed subject matter of the discussion. The TriVascular board of directors also discussed anticipated results for the second quarter and for the remainder of the year, cost reduction initiatives and planned needs for future financing. The TriVascular board of directors also approved approaching CRG with respect to renegotiating and expanding the availability of borrowing under the current loan agreements with CRG. Following that meeting, TriVascular implemented its cost reduction initiatives, including the termination of certain officers of TriVascular effective July 1, 2015.

Later in the day on June 10, 2015, Mr. McDermott and Mr. Chavez spoke by telephone. On that call, Mr. McDermott explained that Endologix was interested in further discussing a potential combination transaction on the terms approved by the Endologix board of directors.

On June 12, 2015, members of TriVascular’s senior management held a call with the financing committee to discuss alternative operating scenarios for TriVascular and potential cost reductions to implement if additional financing was not available to TriVascular following the release of second quarter results.

On June 16, 2015, Endologix and TriVascular executed a mutual non-disclosure agreement with respect to discussions concerning a proposed combination transaction.

On June 19, 2015, Mr. McDermott and Mr. Chavez met at the John Wayne Airport, Orange County, to discuss interest in a potential combination transaction. Mr. McDermott presented Mr. Chavez with Endologix’s analysis of the benefits of a combination transaction structured as a 100% stock-for-stock merger, which would give TriVascular stockholders an approximately 13% pro forma ownership of the combined companies. Mr. McDermott and Mr. Chavez further discussed the strategic rationale for the combination transaction, valuation summaries, projections, synergies and other financial analyses.

On June 20, 2015, members of TriVascular’s senior management held a telephonic meeting with representatives of J.P. Morgan to discuss Mr. Chavez’s meeting with Mr. McDermott and evaluate the offer

Mr. McDermott made. J.P. Morgan confirmed that it had no existing or prior relationship with Endologix which could constitute a conflict of interest in J.P. Morgan advising TriVascular in negotiations with Endologix with respect to a strategic transaction. Following that meeting, Mr. Chavez spoke with members of the financing committee to discuss their initial reactions to a potential business combination with Endologix.

On June 26, 2015, the Endologix board of directors held a telephonic meeting at which Mr. McDermott described the current status of discussions with TriVascular and provided additional information regarding the potential combination transaction to determine whether to present to TriVascular a non-binding proposal for a potential combination transaction. Mr. McDermott described the strategic drivers for the combination transaction and Piper Jaffray reviewed the potential structure for a combination transaction and summarized the financial analysis of the opportunity. Mr. McDermott described for the Endologix board of directors approaches to the due diligence process and integration of the businesses of the two companies. The Endologix board of directors authorized Endologix’s senior management to present a non-binding proposal to TriVascular based on the information provided to the Endologix board of directors at such meeting.

On June 30, 2015, Mr. Chavez and Michael Kramer, TriVascular’s Chief Financial Officer, held a telephonic meeting with representatives of J.P. Morgan to prepare for a meeting between Mr. Chavez and Mr. McDermott scheduled for July 2, 2015.

On July 2, 2015, Mr. McDermott and Mr. Chavez met at the Dallas-Fort Worth International Airport. At this meeting, Mr. McDermott presented Mr. Chavez with a proposal whereby Endologix and TriVascular would combine in a 100% stock-for-stock transaction, accomplished by way of an exchange offer, with TriVascular stockholders holding 13.8% of the pro forma ownership of the combined companies following the consummation of the proposed transactions. This proposal represented a price per TriVascular share of $8.00 based on Endologix’s then most recent market price. Mr. McDermott also presented to Mr. Chavez a draft non-binding letter of intent describing the proposal along with other customary terms. The letter of intent specified that the definitive agreement would include a provision whereby TriVascular would be required to pay a 3% termination fee if the TriVascular board of directors withdraws its support for the transaction. Each officer, director and holder of 10% or more of TriVascular’s stock would be required to execute voting agreements in favor of the transaction. The letter of intent also specified that closing of the acquisition was to be conditioned on the absence of pending litigation regarding the transaction, employment agreements with key employees and noncompetition agreements with key individuals. Finally, TriVascular was to agree to a 60-day exclusivity period with Endologix to negotiate the terms of a definitive agreement.

Later in the day, on July 2, 2015, the financing committee met by telephone with members of TriVascular’s senior management and representatives of J.P. Morgan to discuss the letter of intent, preliminary financial results for the second quarter 2015 and the status of the efforts to renegotiate the CRG loan.

Between July 2 and 8, 2015, Mr. Chavez sought further input individually from TriVascular’s financing committee members on the material terms of the letter of intent presented by Mr. McDermott to Mr. Chavez, including valuation, structure, closing conditions and the exclusivity request.

On July 7, 2015, members of TriVascular’s senior management reached out to the TriVascular board of directors to schedule a board meeting to discuss the letter of intent. The meeting was ultimately scheduled for July 20, 2015.

On July 8, 2015, Mr. McDermott and Mr. Chavez spoke by telephone, and Mr. Chavez communicated initial informal feedback on the letter of intent based on his discussions with individual members of the TriVascular board of directors that TriVascular’s relative contribution to the combined company should be more significant, which would support a higher valuation of TriVascular and that the anticipated improvement in its second quarter 2015 financial results over the previous quarter’s financial results would support that higher valuation.

On July 15, 2015, TriVascular’s financing committee held a telephonic meeting with members of TriVascular’s senior management to discuss the status of the conversations with Endologix and the status of negotiations with CRG.

On July 20, 2015, the TriVascular board of directors met telephonically to discuss the letter of intent presented by Mr. McDermott. Members of TriVascular’s senior management were also in attendance and representatives of J.P. Morgan attended telephonically. The TriVascular board of directors discussed an updated preliminary stand-alone valuation analysis of TriVascular. The TriVascular board of directors discussed Endologix’s offer and concluded that Endologix’s proposed valuation was too low, that TriVascular would represent a more significant contribution to the combined company and that a higher valuation could be supported once TriVascular’s anticipated improved second quarter 2015 financial results were announced. As a result, the TriVascular board of directors authorized Mr. Chavez to reject the current offer, but to continue discussions with Endologix and to discuss valuation after the second quarter 2015 financial results were announced.

On July 22, 2015, Mr. Chavez notified Mr. McDermott by telephone that the TriVascular board of directors rejected the offer presented by Mr. McDermott on July 2, 2015. Mr. Chavez informed Mr. McDermott that the TriVascular board of directors wanted the market to respond to the second quarter 2015 financial results and that it would be interested in re-engaging about a potential strategic transaction following the announcement.

Between July 24 and 25, 2015, Mr. Chavez and Mr. McDermott continued to exchange emails regarding a process for negotiating a potential transaction. On July 27, 2015, Mr. McDermott emailed Mr. Chavez to indicate that Endologix would await a counterproposal to its letter of intent from TriVascular. On July 29, 2015, Mr. McDermott emailed Mr. Chavez an initial list of the information Endologix would be focusing on in connection with conducting due diligence of TriVascular if the business combination were going to be considered and due diligence were to begin.

On July 30, 2015, the TriVascular board of directors held its regularly scheduled quarterly board meeting with members of TriVascular’s senior management in attendance and representatives of J.P. Morgan attended telephonically. The TriVascular board of directors discussed the second quarter 2015 financial results and the status of negotiations with CRG regarding the existing loan. The TriVascular board of directors received from J.P. Morgan a brief update on a potential process for and timing of a proposed deal and the board further discussed the strategy of letting the market absorb the second quarter 2015 financial results. The TriVascular board of directors approved Mr. Chavez scheduling meetings with Mr. McDermott after August 6, 2015, once the second quarter 2015 financial results were announced.

On July 31, 2015, Mr. Chavez emailed Mr. McDermott a list of the information TriVascular would be interested in reviewing in connection with conducting due diligence of Endologix if the business combination were going to be considered and due diligence were to begin.

On August 1, 2015, the TriVascular board of directors approved the refinancing of the CRG loan by written consent.

On August 4, 2015, TriVascular released its financial results for the quarter ended June 30, 2015, showing an improvement over the first quarter of 2015 and exceeding analysts’ expectations for the second quarter. TriVascular also announced the restructuring of its term loan agreement with CRG providing additional funding availability. These announcements did not result in any material changes to the market price of TriVascular common stock.

On August 5, 2015, Mr. McDermott and Mr. Chavez spoke by telephone to plan in-person meetings over the succeeding few days and to discuss the agenda for those meetings. Mr. McDermott and Mr. Chavez met for dinner on August 6, 2015, and again in person on August 7, 2015, to discuss the proposed transaction. The parties raised some questions with respect to regulatory and intellectual property issues during these meetings in an effort to better assess the valuation of TriVascular and a proposed transaction.

On August 8, 2015, Mr. Chavez emailed Mr. McDermott to propose a conference call with Mr. McDermott and certain members of TriVascular’s senior management to respond to the regulatory and intellectual property questions. That call was held on August 10, 2015.

On August 11, 2015, the TriVascular board of directors held a telephonic meeting. Members of TriVascular’s senior management were in attendance. The TriVascular board of directors received an update on discussions with Endologix, including the August 6 and 7, 2015, meetings, and the initial, bilateral, exploratory discussions. The TriVascular board of directors directed TriVascular’s senior management to work with J.P. Morgan to develop a counter-proposal to Endologix’s offer to be reviewed by the board on August 19, 2015.

On August 19, 2015, the TriVascular board of directors met by telephone to discuss a counterproposal to Endologix’s proposed letter of intent. J.P. Morgan provided preliminary valuation materials for the call. Following a discussion among representatives of J.P. Morgan and the board members, the board then authorized proposing that, on a pro forma basis after giving effect to the proposed combination, TriVascular stockholders should own 19.9% of the outstanding shares of the combined company.

On August 20, 2015, Mr. McDermott, Mr. Chavez and Mr. Kramer spoke by telephone to discuss valuation with respect to the proposed business combination and the anticipated value of the synergies and broad strategic benefits of a combination of the two companies. At the same time, TriVascular made the counterproposal to Endologix’s initial offer approved by the TriVascular board of directors.

On August 21, 2015, the Endologix board of directors held a telephonic meeting at which Mr. McDermott and representatives of Piper Jaffray updated the board members on the status of negotiations with TriVascular, including transaction pricing and other material terms. Piper Jaffray reviewed the results of various valuation methodologies used, including the evaluation of comparative premiums, dilution, accretion, synergies and other metrics. The Endologix board of directors discussed the opportunity and valuation thereof, and the past proposals of Endologix and TriVascular, and authorized Mr. McDermott to further negotiate with TriVascular.

On August 22, 2015, representatives of J.P. Morgan and representatives of Piper Jaffray spoke by telephone to discuss the parties’ understanding of the 19.9% ownership element of TriVascular’s August 20 proposal and, in particular, that Endologix would not issue as consideration in the transaction more than approximately 19.9% of the pre-transaction number of shares of Endologix common stock outstanding.

On August 25, 2015, Mr. McDermott, Mr. Chavez, Mr. Kramer and representatives of each of J.P. Morgan and Piper Jaffray spoke by telephone to discuss valuation and projected pro forma combined financial information for the proposed combined company. At the end of that call, Mr. McDermott and Mr. Chavez each advised the other that they would need to speak to the boards of directors of their respective companies with respect to proceeding with the transaction.

On August 26, 2015, Mr. McDermott called Mr. Chavez to offer, with the approval of the Endologix board of directors, that Endologix would issue up to 19.9% of the pre-transaction number of shares of Endologix common stock outstanding in exchange for all outstanding shares of TriVascular.

On August 27, 2015, the TriVascular board of directors held a telephonic meeting. Members of TriVascular’s senior management and representatives of J.P. Morgan gave an update on the discussions with Endologix. The TriVascular board of directors discussed Endologix’s position of not issuing in the transaction more than approximately 19.9% of the pre-transaction number of shares of Endologix common stock outstanding. The TriVascular board of directors discussed the risks and benefits of negotiating for some sort of price protection for the transaction based on a collar on Endologix’s stock price given Endologix’s position of fixing the number of shares and the limited options to provide for price protection through a cash payment given a desire to conserve cash for the combined companies’ operations following the acquisition. The TriVascular board of directors authorized TriVascular’s senior management to continue to negotiate with Endologix.

Between August 27, 2015, and September 3, 2015, Mr. Chavez and Mr. McDermott spoke by telephone several times in order to clarify their respective positions with respect to the proposed terms of the transaction and in an effort to identify opportunities to address the differences in valuation.

On September 3, 2015, the Endologix board of directors met with representatives of Piper Jaffray and SYCR and reviewed the history of negotiations over the proposed combination transaction, and Endologix’s proposals and TriVascular’s counterproposals. Mr. McDermott reviewed his discussions with Mr. Chavez. Representatives of Piper Jaffray outlined a proposal to use a combination of shares and cash to partially bridge the gap between Endologix’s and TriVascular’s positions, and presented various financial analyses to support such a proposal. Mr. McDermott and other members of Endologix’s senior management provided views on the opportunity and the Endologix board of directors considered the strategic implications of the proposed transaction. Mr. McDermott then reviewed the financial implications of the combination and the anticipated cash needs of the combined company. Members of Endologix’s senior management and the Endologix board of directors discussed allocation of resources to the transaction and integration, in light of Endologix’s overall goals and other planned activities. Members of Endologix’s senior management indicated their support for the transaction. The Endologix board of directors continued to discuss the opportunities and risks of the transaction at length, and considered the appropriate number of TriVascular designees to serve on the Endologix board of directors. Mr. McDermott recommended that he be given authority to propose a transaction involving 19.999% of Endologix’s pre-transaction outstanding common stock, plus an amount of cash to reach near or at the mid-point between Endologix’s and TriVascular’s positions. Following additional discussion, the Endologix board of directors unanimously authorized Mr. McDermott to make such a proposal.

On September 4, Mr. McDermott spoke with Mr. Chavez and communicated the updated proposal representing 19.999% of Endologix’s pre-transaction outstanding common stock and certain cash adjustments for in-the-money equity awards and outstanding convertible debt.

On September 7, 2015, the TriVascular board of directors met by telephone to further discuss Endologix’s proposal and to develop a counterproposal. Members of TriVascular’s senior management and representatives of Arnold & Porter and J.P. Morgan also attended the meeting. The TriVascular board of directors discussed the issuance of 19.999% of Endologix’s pre-transaction outstanding common stock and that this would represent, on a pro forma basis, ownership by TriVascular stockholders of approximately 16% of the combined company. The TriVascular board of directors discussed Endologix’s position that in no event would Endologix issue more than a fixed number of shares in the transaction and, therefore, that the value of the transaction would fluctuate up to and through consummation of a transaction, based on the underlying price of Endologix common stock. The TriVascular board of directors also discussed ways to maximize the number of shares issuable in the transaction by limiting the ability of Endologix to conduct repurchases prior to consummation of a transaction and calculating the number of shares issuable at the consummation of the transaction in order to gain the benefit of any interim share issuances. The TriVascular board of directors then discussed means to provide TriVascular stockholders with additional value in light of the maximum number of shares issuable, including potential means to calculate cash consideration. The TriVascular board of directors discussed proposing that a cash payment could include the intrinsic, or in-the-money, value of TriVascular’s outstanding options, warrants and RSUs, to compensate TriVascular stockholders for the dilution resulting from the exercise of options and warrants and issuance of stock with respect to RSUs in connection with the merger. The TriVascular board of directors also discussed that a cash payment should include an amount to compensate TriVascular stockholders for dilution caused if CRG converted its outstanding convertible debt prior to the merger. The TriVascular board of directors considered these amounts in light of the maximum cash component possible given Endologix’s financial position and the anticipated financing needs for the combined companies. Following the TriVascular board meeting, the TriVascular board of directors approved a revised letter of intent providing for a combination of the companies, by way of merger, for an aggregate consideration equal to 19.999% of Endologix’s pre-transaction outstanding common stock (representing an exchange ratio of 0.6590x), plus cash equal to the in-the-money value of all TriVascular options and warrants outstanding as of the consummation of the merger, plus the value of RSUs, and plus the amount of any cash payment payable to CRG in lieu of CRG exercising the convertible feature of its loan. TriVascular’s letter of intent also contained a 3% termination fee payable by TriVascular in the event that the TriVascular board of directors withdraws support for the transaction and a 6% reverse termination fee payable by Endologix in the event the transaction cannot close because the necessary antitrust approvals or clearances cannot be obtained. In addition, TriVascular’s letter of intent proposed that two designees of TriVascular be appointed to the Endologix board of directors, that Endologix’s exclusivity period be limited to 30 days and that the people required to execute voting agreements be limited.

Between September 7 and 11, 2015, representatives of each of TriVascular and Endologix, including Mr. Chavez and Mr. McDermott and their respective financial and legal advisors, negotiated the terms of a letter of intent, including with respect to the number of designees of TriVascular to be appointed to the Endologix board of directors, the length and conditions of Endologix’s proposed exclusivity period, whether there would be voting agreements and the parties required to sign them, whether there would be noncompetition and employment agreements and the parties required to sign them, whether Endologix could repurchase any of its outstanding shares of common stock pending closing of the transaction, the amount of the break-up fee if TriVascular terminated the transaction and the amount of the termination fee if the TriVascular board of directors withdrew its support for the transaction, and the amount of a reverse termination fee if antitrust approval for the transaction could not be obtained. Multiple drafts of the letter of intent were exchanged over this period of time.

On September 11, 2015, the TriVascular board of directors met by telephone. Members of TriVascular’s senior management and representatives of Arnold & Porter were also in attendance. The TriVascular board of directors discussed the final proposed letter of intent, reflecting the negotiations between the parties. The final version included the financial terms as proposed by TriVascular on September 7. The letter of intent also included an exclusivity period of 30 days, subject to extension for an additional seven days under certain limited circumstances, a termination fee of 3% of the transaction value payable by TriVascular, a reverse termination fee of 4.5% of the transaction value payable by Endologix and the nomination of one TriVascular designee to the Endologix board of directors. The TriVascular board of directors authorized TriVascular’s senior management to enter into the letter of intent on behalf of TriVascular.

Also on September 11, 2015, Mr. McDermott circulated a final version of the letter of intent to the Endologix board of directors for review and approval, noting that the economics of the transaction were within the parameters approved by the Endologix board of directors on September 3, 2015.

On September 11, 2015, Mr. McDermott and Mr. Chavez executed and exchanged the letter of intent.

Between September 14 and 21, 2015, the parties prepared for the due diligence process and negotiated the terms and conditions of the information exchange process, including the terms and restrictions of an agreement with respect to the sharing of sensitive business and competitive information between the parties.

On September 22, 2015, representatives from TriVascular and Endologix met in person to launch each party’s due diligence process, subject to the agreed-upon conditions with respect to the sharing of sensitive business and competitive information of the parties, which due diligence process continued through approximately October 20, 2015.

On September 30, 2015, representatives of SYCR provided to representatives of Arnold & Porter a draft merger agreement. Later, on October 7, 2015, representatives of SYCR also sent to representatives of Arnold & Porter an initial draft voting agreement to be entered into by certain stockholders of TriVascular.

On October 9, 2015, following several discussions of the draft merger agreement with members of TriVascular’s management, representatives of Arnold & Porter sent initial comments on the draft merger agreement to representatives of SYCR. The material issues addressed in the comments sent by representatives of Arnold & Porter included, among others: issues relating to certainty of consummation of the merger; the definition of “Material Adverse Effect” to be used in the merger agreement; issues relating to the regulatory approval under the HSR Act and conditions for payment of a reverse termination fee by Endologix; the conditions under which the TriVascular board of directors could consider alternative transaction proposals from third parties; the TriVascular board of directors’ flexibility to change its recommendation of the merger, including for intervening events; the ability of the TriVascular board of directors to terminate the merger agreement in order to accept a superior proposal from a third party; and the scope of the parties’ representations and warranties.

From October 14 through 25, 2015, representatives of Arnold & Porter and SYCR continued to negotiate the merger agreement and the significant transaction terms. The significant open issues included, among others: the scope of the parties’ representations and warranties; conditions to consummation of the merger and related risks and obligations, including obligations of the parties with respect to obtaining regulatory approvals and the payment of a reverse termination fee; the timing of the closing; the calculation of the cash portion of the merger consideration relating to the intrinsic value of outstanding options and warrants; the parties’ termination rights; the TriVascular board of directors’ flexibility to change its recommendation of the merger; the ability of the TriVascular board of directors to terminate the merger agreement in order to accept a superior proposal from a third party; and obligations in connection with a termination of the merger agreement in connection with a competing offer or following a change in recommendation.

On October 16, 2015, the Endologix board of directors and members of the Endologix senior management team held an all-hands meeting to discuss Endologix’s due diligence investigations of TriVascular. Representatives of Ernst & Young, Piper Jaffray and SYCR also attended the meeting. At the meeting, members of the Endologix senior management team, along with representatives of Ernst & Young and SYCR, discussed the results of their respective due diligence investigations of TriVascular. Following these discussions, Mr. McDermott discussed with the Endologix board of directors and senior management team the status of negotiations regarding the merger transaction and the merger agreement and related matters.

On October 18, 2015, TriVascular agreed to provide Endologix with an extension of the exclusivity period until October 26, 2015.

On October 20, 2015, the TriVascular board of directors met by telephone to review a presentation by TriVascular’s senior management of the results of TriVascular’s due diligence review of Endologix, and received an update on the progress of Endologix’s due diligence of TriVascular. Representatives of Arnold & Porter were also in attendance at the meeting. The TriVascular board of directors asked management to gather additional diligence information with respect to certain matters about Endologix and its products. During that meeting, the TriVascular board of directors also reviewed the progress of the negotiations on the merger agreement and the terms of the transactions contemplated by the draft merger agreement.

On October 20, 2015, the Endologix board of directors held a meeting to discuss the merger transaction, the draft merger agreement, results of supplemental due diligence investigations and related matters. Representatives of Piper Jaffray, SYCR, K&L Gates LLP (“K&L Gates”), Endologix’s external intellectual property counsel, and Meunier Carlin & Curfman LLC (“MCC”), Endologix’s external intellectual property counsel, also attended the meeting. Mr. McDermott provided the Endologix board of directors with an update regarding the status of the merger agreement negotiations and related matters. Representatives of K&L Gates and MCC summarized the results of their due diligence investigations of TriVascular’s intellectual property. Members of Endologix’s senior management summarized the results of their supplemental due diligence investigations of TriVascular’s financial condition and related matters. Representatives of Piper Jaffray summarized the economic terms of the transaction. Representatives of SYCR summarized the material terms of the draft merger agreement and related transactions, including the merger. They additionally summarized the likely terms of the underwritten public offering of convertible notes. Following such presentations, the Endologix board of directors continued to discuss and evaluate the proposed transaction.

Between October 22 and 24, 2015, based on input from their respective clients, representatives of Arnold & Porter and representatives of SYCR also exchanged drafts of the voting agreement and negotiated the principal terms raised by the drafts, including which TriVascular stockholders would be parties to such agreements.

On October 23, 2015, the TriVascular board of directors met by telephone to review the follow-up due diligence items, the progress of the negotiations on the draft merger agreement and the terms of the transactions contemplated by the draft merger agreement. The meeting was also attended by representatives of TriVascular’s senior management, J.P. Morgan and Arnold & Porter. At that meeting, representatives of J.P. Morgan presented a preliminary financial analysis of the proposed transaction, including an updated preliminary stand-alone valuation of TriVascular and a preliminary stand-alone valuation of Endologix, as well as a preliminary pro forma analysis of the combined company. Representatives of Arnold & Porter then presented a detailed review of the terms and conditions of the merger agreement in its then current form and highlighted the remaining issues to be negotiated and resolved. The TriVascular board of directors also received the results of the follow-up diligence questions on Endologix that had been asked. Members of TriVascular’s senior management confirmed that they were satisfied with the results of their diligence investigation of Endologix. The TriVascular board of directors also considered the anticipated capital needs for the combined companies and reviewed with management and the representatives of J.P. Morgan the prospects and the anticipated size, terms and conditions of Endologix’s anticipated convertible debt financing. The TriVascular board of directors also discussed the proposed parties to the voting agreements, Endologix’s condition of a minimum percentage of stock to be covered by the voting agreements, and the terms thereof. Following negotiations, stockholders beneficially owning approximately 32.5% of the outstanding shares of TriVascular common stock agreed to execute voting agreements, subject to TriVascular board approval.

On October 23, 2015, the Endologix board of directors also held a meeting to discuss the draft merger agreement, the merger transaction and related matters. Representatives of Piper Jaffray and SYCR also attended the meeting. Mr. McDermott summarized for the Endologix board of directors the status of negotiations regarding the transaction and related matters. Representatives of Piper Jaffray summarized the economic terms of the transaction, including the estimated stock and cash consideration to be offered to the TriVascular stockholders, and presented their fairness opinion with respect to the proposed merger consideration. Representatives of SYCR provided an update on the status of the draft merger agreement, including a summary of material changes to the draft merger agreement following the October 20 meeting, and discussed related legal matters. In addition, the representatives of Piper Jaffray summarized the terms of the underwritten public offering of convertible notes. Following such presentations and further consideration of the transaction, the Endologix board of directors unanimously approved the merger agreement in its then current form, the merger and the other transactions contemplated by the merger agreement. The Endologix board of directors also unanimously approved the underwritten public offering of convertible notes.

From October 23 through 25, 2015, representatives of Arnold & Porter and SYCR continued to negotiate the merger agreement, including the calculation of the cash portion of the merger consideration relating to the intrinsic value of outstanding options and warrants. During this period, Mr. McDermott and Mr. Chavez spoke by telephone to discuss the remaining open negotiation points.

On October 24, 2015, the parties agreed, subject to TriVascular board approval, upon the final form of the voting agreement and which TriVascular stockholders would be parties to such agreements.

On the morning of October 26, 2015, the Endologix board of directors held a meeting to review the final merger agreement. The meeting was also attended by representatives of Piper Jaffray and SYCR. Mr. McDermott and representatives of SYCR confirmed that the parties had not made any material changes to the draft of the merger agreement approved by the Endologix board of directors on October 23, 2015. The Endologix board of directors affirmed the approvals given on October 23, 2015 with respect to the final merger agreement. The Endologix board of directors reviewed the status of the underwritten public offering of convertible notes and affirmed the authorization of management to move forward with the offering, subject to final approval by the Endologix pricing committee.

On the morning of October 26, 2015, the TriVascular board of directors met by telephone as well. The meeting was attended by representatives of J.P. Morgan and Arnold & Porter. Representatives of J.P. Morgan presented J.P. Morgan’s financial analysis of the proposed transaction and of the merger consideration to be received by TriVascular stockholders. Representatives of J.P. Morgan confirmed that their financial analysis remained unchanged from the preliminary analysis they previously provided on October 23. The J.P. Morgan representatives then rendered to the TriVascular board of directors J.P. Morgan’s oral opinion, which was subsequently confirmed in writing, that, as of October 26, 2015 and based upon and subject to the factors and assumptions set forth in such written opinion, the consideration to be paid to the holders of the TriVascular common stock in the proposed merger was fair, from a financial point of view, to such holders, as described in more detail under “— Opinion of TriVascular’s Financial Advisor.” A copy of such opinion is attached as Annex C to this proxy statement/prospectus. Representatives of Arnold & Porter reviewed the terms of the final merger agreement with the members of the TriVascular board of directors, highlighting the differences from the last draft the board of directors reviewed and also reviewed the final voting agreements. Following consideration of the merger agreement and the transactions contemplated by the merger agreement, the TriVascular board of directors unanimously: (i) approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the voting agreement; (ii) determined that the terms of the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the voting agreement, are fair to and in the best interests of TriVascular and to holders of TriVascular common stock; (iii) authorized and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the voting agreement; and (iv) recommended that the holders of TriVascular common stock adopt the merger agreement at a special meeting of holders of TriVascular common stock to be duly called and held for such purpose.

After the closing of trading on Nasdaq on October 26, 2015, TriVascular, Endologix and Merger Sub executed the merger agreement, Endologix and certain stockholders of TriVascular executed the voting agreements, and TriVascular and Endologix issued a joint press release announcing the execution of the merger agreement and the material terms of the merger.

Endologix’s Reasons for the Merger

The Endologix board of directors unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Endologix common stock as part of the merger consideration, are fair to, and in the best interests of, Endologix and its stockholders.

In reaching its determination, the Endologix board of directors consulted with members of Endologix senior management, as well as with Endologix’s legal and financial advisors, and considered a variety of factors, including the factors described below.

The Endologix board of directors believes that the merger will allow Endologix to realize a number of significant benefits, including the following:

•	Expanded Technology Offerings. The acquisition of TriVascular is expected to expand Endologix’s offering of products intended for the treatment of AAA with the addition of TriVascular’s Ovation System, a new stent graft platform and TriVascular’s solution for the treatment of AAA through EVAR. Endologix believes that the Ovation System will complement its existing portfolio, which includes AFX, IntuiTrak and the Nellix EVAS System, allowing it to serve patients with tortuous anatomy. The combination increases the intellectual property portfolio to 370 issued and pending patents.

•

Strategic and Operational Fit. Because both companies share an exclusive focus on developing innovative medical devices for the treatment of AAA, Endologix believes that the acquisition will strengthen its position as a global industry leader by taking advantage of what Endologix already knows and does well. Endologix anticipates that it will be able to apply its medical, regulatory, clinical and commercial know-how to maximize the opportunities to serve patients using the Ovation System. Additionally, Endologix believes that the combination expands the sales and marketing presence along with a larger active account base that will position Endologix more effectively for the United States Nellix launch upon FDA approval. The combined manufacturing capabilities position Endologix for gross margin expansion. Finally, redundant operating resources will be eliminated creating meaningful expense savings. Endologix also expects opportunities to arise post-merger for more efficient and innovative research and development efforts as well as for significant growth and cross-selling.

•	Robust Aortic Disorder Pipeline. The Endologix board of directors expects that the combination will create the most robust aortic disorder pipeline in the medical device industry, notably adding the Ovation System to Endologix’s clinical development programs and growing portfolio of highly innovative product candidates.

•	Financial Benefits. Endologix expects to achieve synergies beginning in 2016 in connection with the merger, and expects to achieve annual synergies of at least $30 million by 2017. In addition, the merger is anticipated to accelerate and diversify Endologix’s revenues and to be accretive to non-GAAP earnings per share in 2018.

•	Market Conditions and Diligence. The Endologix board of directors also took into account current financial market conditions and the current and historical market prices and volatility of, and trading information with respect to, shares of TriVascular and Endologix common stock. The Endologix board of directors further considered the business operations, strategy, earnings and prospects of each of Endologix and TriVascular and the scope and results of the due diligence investigation conducted by Endologix’s management and advisors with respect to TriVascular.

•	Financial Terms of the Merger. The Endologix board of directors reviewed the amount and form of consideration to be paid in the merger, the expected pro forma ownership of the combined company and other financial terms of the merger.

•	Provisions of the Merger Agreement. The Endologix board of directors considered the structure of the merger and terms and conditions of the merger agreement, the conditions to completion, the termination rights of the parties, and the obligation of both TriVascular and Endologix to pay a termination fee to the other party in certain circumstances.

•	Likelihood of Completion. The Endologix board of directors expects that the conditions to consummation of the merger will be satisfied on a timely basis.

•	Voting Agreements. The Endologix board of directors viewed favorably the willingness of certain directors and executive officers of TriVascular, who together hold approximately 32.5% of the outstanding shares of TriVascular common stock, to commit to vote in favor of the merger. See “Voting Agreements.”

The Endologix board of directors also identified and considered certain potentially negative factors in its deliberations to be balanced against the positive factors, including:

•	the risk that the anticipated benefits of the merger will not be realized in full or in part, including the risks that expected synergies will not be achieved or not achieved on the expected timeframe;

•	the risk that the merger may not be consummated despite the parties’ efforts or that the consummation of the merger may be unduly delayed;

•	costs associated with the merger;

•	potential challenges in integrating the two companies;

•	the provisions of the merger agreement that place restrictions on the interim operations of Endologix and its subsidiaries pending the closing (see “Merger Agreement — Conduct of Business During Pendency of the Merger”);

•	the risk that Endologix may have to pay a reverse termination fee to TriVascular if the merger agreement is terminated under certain circumstances; and

•	the risks associated with the merger, the combined company following the merger, Endologix’s business and TriVascular’s business described under the sections entitled “Forward-Looking Statements” and “Risk Factors.”

After consideration of these factors, Endologix’s board of directors determined that, overall, the potential benefits of the merger outweighed the potential risks.

This discussion of the information and factors considered by Endologix’s board of directors includes the material positive and negative factors considered by Endologix’s board of directors, but it is not intended to be exhaustive and may not include all the factors considered by Endologix’s board of directors. Endologix’s board of directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement and the merger. Rather, Endologix’s board of directors viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it. In addition, individual members of Endologix’s board of directors may have given differing weights to different factors. It should be noted that this explanation of the reasoning of Endologix’s board of directors and certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Forward-Looking Statements.”

Opinion of Endologix’s Financial Advisor

Pursuant to an engagement letter dated August 5, 2015, Endologix retained Piper Jaffray to act as its exclusive financial advisor. At the meeting of the Endologix board of directors on October 23, 2015, Piper Jaffray rendered its oral opinion to the Endologix board of directors (which was subsequently confirmed in writing by delivery of Piper Jaffray’s written opinion dated the same date) that, based upon and subject to the various factors, assumptions, procedures, considerations and limitations set forth in such opinion, Piper Jaffray representatives’ experience as investment bankers, Piper Jaffray’s work as described in such opinion and such other factors as Piper Jaffray considered relevant, the merger consideration to be paid by Endologix for the outstanding shares of common stock of TriVascular, as set forth in the merger agreement, is fair, from a financial point of view, to Endologix, as of the date of the opinion. The Piper Jaffray written opinion dated October 23, 2015, is sometimes referred to herein as the “Piper Jaffray Opinion.”

The full text of the Piper Jaffray Opinion, confirming its oral opinion issued to the Endologix board of directors on October 23, 2015, sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference. The summary of the Piper Jaffray Opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. You are urged to, and should carefully, read the Piper Jaffray Opinion in its entirety, and this summary is qualified by reference to the written opinion. The Piper Jaffray Opinion addresses only the fairness, from a financial point of view, as of the date of the opinion, of the merger consideration to be paid by Endologix for the outstanding shares of common stock of TriVascular. The Piper Jaffray Opinion is addressed solely to the board of directors of Endologix in connection with its consideration of the merger, and was not intended to be, and does not constitute, a recommendation to any stockholder as to how any stockholder should act or vote with respect to the merger or on any other matter. The Piper Jaffray Opinion was reviewed and approved for issuance by Piper Jaffray’s Opinion Committee.

In arriving at Piper Jaffray’s opinion, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms of a draft of the merger agreement;

•	reviewed and analyzed certain financial and other data with respect to Endologix and TriVascular which was publicly available;

•	reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Endologix and TriVascular, on a stand-alone basis, that were publicly available, as well as those that were furnished to Piper Jaffray by Endologix, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects, strategic benefits and other synergies expected by management of Endologix to result from the merger, which we refer to as synergies;

•	conducted discussions with members of senior management and representatives of Endologix and TriVascular concerning the matters described above, as well as their respective businesses and prospects before and after giving effect to the merger and the synergies;

•	reviewed the current and historical reported prices and trading activity of Endologix common stock and TriVascular common stock and similar information for certain other companies deemed by Piper Jaffray to be comparable to TriVascular;

•	compared the financial performance of TriVascular with that of certain other publicly traded companies that Piper Jaffray deemed relevant; and

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.

In addition, Piper Jaffray conducted such other analyses, examinations and inquiries, including a selected publicly traded companies analysis, a selected M&A transaction analysis, a premiums paid analysis and a discounted cash flows analysis, and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the Endologix board of directors at a meeting held on October 23, 2015. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the Endologix board of directors on October 23, 2015.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Endologix board of directors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 22, 2015, and is not necessarily indicative of current market conditions.

For purposes of its analyses, and unless the context indicates otherwise, Piper Jaffray calculated (i) enterprise value, which we refer to as EV, for TriVascular to be (I) implied equity value, plus (II) debt, less cash (such amount referred to in this clause (II) we refer to as net cash or net debt, as the case may be), as of September 30, 2015 and (ii) TriVascular’s implied per share equity value based on diluted shares of their respective common stock and common stock equivalents outstanding, including options, restricted stock units and warrants, using the treasury stock method as of October 13, 2015.

Financial Analyses

Selected Publicly Traded Companies Analysis

Piper Jaffray reviewed selected historical financial data of Endologix and TriVascular, as well as estimated financial data of Endologix and TriVascular based on projections provided by Endologix’s management and compared them to corresponding financial data, where applicable, for (1) Endologix, (2) publicly traded, vascular-focused, medical technology companies, which Piper Jaffray believed were comparable to TriVascular’s financial profile, and (3) publicly traded medical technology companies with high growth, which Piper Jaffray believed were comparable to TriVascular’s financial profile.

Selected Publicly Traded Companies Analysis - Vascular

Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criterion:

•	companies with last twelve months (LTM) revenue between $15 million and $500 million.

Based on this criterion, Piper Jaffray identified and analyzed the following eight selected companies:

•	Abiomed, Inc.

•	AngioDynamics, Inc.

•	AtriCure, Inc.

•	Cardiovascular Systems, Inc.

•	Endologix, Inc.

•	Penumbra, Inc.

•	The Spectranetics Corporation

•	Vascular Solutions, Inc.

For this selected publicly traded companies analysis, Piper Jaffray compared 2015 and 2016 valuation multiples of implied EV to revenue for TriVascular, derived from the merger consideration adjusted for cash and debt outstanding and corresponding revenue, to valuation multiples for the selected publicly traded companies, derived from their market capitalization and closing prices per share on October 21, 2015 adjusted for their cash and debt outstanding as indicated in public filings as of such date and corresponding revenue.

Selected Public Companies
	TriVascular (1)	Endologix (1)	Maximum	Mean	Median	Minimum
EV to 2015 revenue (2)	3.5x	6.2x	14.0x	5.2x	3.9x	1.6x
EV to 2016 revenue (2)	2.7x	5.5x	11.1x	4.3x	3.3x	1.5x

(1)	Based on data as of October 21, 2015 and excludes synergies.
(2)	Projected calendar year 2015 and 2016 revenue for TriVascular and Endologix were based on the estimates of Endologix’s management. Projected calendar year 2015 and 2016 revenue for the selected public companies were based on Wall Street consensus estimates or Wall Street research.

The selected public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of TriVascular based on the merger consideration were below or within the range of valuation multiples of the selected public companies when comparing the ratio of EV to projected 2015 and 2016 revenue.

No company utilized in the selected publicly traded companies analysis is identical to TriVascular. In evaluating the selected publicly traded companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected Publicly Traded Companies Analysis - High Growth

Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	companies with LTM revenue between $15 million and $500 million;

•	companies with projected revenue growth greater than 15% for 2015 and 2016; and

•	companies with LTM gross margin greater than 55%.

Based on these criteria, Piper Jaffray identified and analyzed the following twelve selected companies:

•	Abiomed, Inc.

•	AtriCure, Inc.

•	DexCom, Inc.

•	Entellus Medical, Inc.

•	Glaukos Corporation

•	Intersect ENT, Inc.

•	Invuity, Inc.

•	LDR Holding Corporation

•	Penumbra, Inc.

•	Nevro Corp.

•	Novadaq Technologies, Inc.

•	ZELTIQ Aesthetics, Inc.

For this selected publicly traded companies analysis, Piper Jaffray compared 2015 and 2016 valuation multiples of implied EV to revenue for TriVascular, derived from the merger consideration adjusted for cash and debt outstanding and corresponding revenue, to valuation multiples for the selected publicly traded companies, derived from their market capitalization and closing prices per share on October 21, 2015 adjusted for their cash and debt outstanding amounts as indicated in public filings as of such date and corresponding revenue.

	TriVascular (1)	Maximum	Mean	Median	Minimum
EV to 2015 revenue (2)	3.5x	19.8x	8.8x	6.5x	3.5x
EV to 2016 revenue (2)	2.7x	12.9x	6.0x	4.9x	2.9x

(1)	Based on data as of October 21, 2015 and excludes synergies.
(2)	Projected calendar year 2015 and 2016 revenue for TriVascular were based on the estimates of Endologix’s management. Projected calendar year 2015 and 2016 revenue for the selected public companies were based on Wall Street consensus estimates or Wall Street research.

The selected public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of TriVascular based on the merger consideration were below or within the range of valuation multiples of the selected public companies when comparing the ratio of EV to projected 2015 and 2016 revenue.

No company utilized in the selected publicly traded companies analysis is identical to TriVascular. In evaluating the selected publicly traded companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected Precedent M&A Transactions Analysis

Piper Jaffray selected public and private medical technology companies acquired in a disclosed merger or acquisition transaction and analyzed the transaction valuation multiples at the announcement date. Piper Jaffray reviewed merger and acquisition transactions involving (1) public or private vascular-focused medical technology companies, and (2) target companies classified as medical technology companies and which Piper Jaffray believed were comparable to TriVascular’s financial profile.

Selected Precedent M&A Transactions - Vascular

Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions that were announced after January 1, 2010;

•	targets with LTM revenue between $15 million and $500 million; and

•	targets with forward twelve month (FTM) revenue growth of greater than 0%.

Based on these criteria, the following transactions had target companies that were medical device companies that were deemed comparable to TriVascular:

Target	Acquiror
AngioScore, Inc.	The Spectranetics Corporation
Bayer Interventional Division	Boston Scientific
AccessClosure, Inc.	Cardinal Health, Inc.
IDEV Technologies, Inc.	Abbott Laboratories
EKOS Corporation	BTG PLC
Angiotech’s Interventional Products Business	Argon Medical Devices, Inc.
Atrium Medical Corp.	Getinge Group
Biocompatibles International PLC	BTG PLC
AGA Medical Holdings, Inc.	St. Jude Medical, Inc.
Micrus Endovascular Corp.	Johnson & Johnson
ev3	Covidien PLC
BioSphere Medical, Inc.	Merit Medical Systems, Inc.
ATS Medical, Inc.	Medtronic, Inc.
Invatec S.p.a.	Medtronic, Inc.

Piper Jaffray calculated the ratio of EV to historical revenue for the LTM preceding each transaction and the ratio of EV to projected revenue for the FTM following each transaction. Piper Jaffray also calculated the ratio of EV to the LTM revenue preceding each transaction with comparable data. Piper Jaffray then compared the results of these calculations with similar calculations for TriVascular based on the merger consideration. The analysis indicated the following multiples:

Selected M&A Transactions
	TriVascular (1)	Maximum	Mean	Median	Minimum
EV to LTM revenue	3.7x	9.4x	4.9x	4.2x	2.5x
EV to LTM revenue comparable data (2)	3.7x	9.4x	5.5x	4.9x	2.5x
EV to FTM revenue	2.9x	6.2x	4.5x	4.5x	2.3x

(1)	Based on the merger consideration, data as of October 21, 2015 and excludes synergies.
(2)	LTM comparable data only includes LTM data points that have corresponding FTM metrics.

This selected M&A transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of TriVascular based on the merger consideration were below or within the range of valuation multiples of the selected M&A transactions when comparing the ratio of EV to (i) historical revenue for the LTM, (ii) the LTM revenue comparable data, and (iii) projected revenue for the FTM.

A selected M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the selected M&A transaction analysis is identical to TriVascular or the merger, respectively.

Selected Precedent M&A Transactions - High Growth

Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions that were announced after January 1, 2010;

•	targets with LTM revenue between $15 million and $500 million; and

•	targets with FTM revenue growth of greater than 15%.

Based on these criteria, the following transactions had target companies that were medical device companies that were deemed comparable to TriVascular:

Target	Acquiror
Patient Safety Technologies, Inc.	Stryker Corp.
MAKO Surgical Corp.	Stryker Corp.
IDEV Technologies, Inc.	Abbott Laboratories
EKOS Corporation	BTG PLC
Conceptus, Inc.	Bayer AG
Healthpoint Biotherapeutics	Smith & Nephew PLC
Kensey Nash Corporation	Royal DSM NA
Oridion Systems Ltd.	Covidien PLC
BARRX Medical, Inc.	Covidien PLC
Synovis Life Technologies, Inc.	Baxter International, Inc.
ev3	Covidien PLC
Advanced Biohealing, Inc.	Shire PLC
AGA Medical Holdings, Inc.	St. Jude Medical, Inc.
SenoRx, Inc.	C.R. Bard, Inc.
Medegen, Inc.	CareFusion Corp.
Invatec S.p.a.	Medtronic, Inc.

Piper Jaffray calculated the ratio of EV to historical revenue for the LTM preceding each transaction and the ratio of EV to projected revenue for the FTM following each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for TriVascular based on the merger consideration. The analysis indicated the following multiples:

Selected M&A Transactions
	TriVascular (1)	Maximum	Mean	Median	Minimum
EV to LTM revenue	3.7x	15.2x	6.4x	5.0x	3.1x
EV to FTM revenue	2.9x	10.6x	5.0x	4.2x	2.4x

(1)	Based on the merger consideration, data as of October 21, 2015 and excludes synergies.

The selected M&A transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of TriVascular based on the merger consideration were below or within the range of valuation multiples of the selected M&A transactions when comparing the ratio of EV to historical revenue for the LTM and projected revenue for the FTM.

A selected M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the selected M&A transaction analysis is identical to TriVascular or the merger, respectively.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected completed or pending M&A transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions from the Securities Data Corporation database where the target was a publicly traded medical device company and applied, among others, the following criteria:

•	merger and acquisition transactions between a public company target and an acquirer seeking to purchase more than 85% of shares;

•	transactions announced since January 1, 2010;

•	EV greater than $50 million;

•	for transactions involving multiple bids, the premium was calculated using the final bid as compared to the target’s 1-day, 1-week and 4-week stock price at the time of the initial offer;

•	1-day, 1-week, and 4-week premiums;

•	no negative premiums; and

•	no merger-of-equal transactions.

Piper Jaffray performed its analysis on forty five transactions that satisfied the criteria, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to TriVascular’s stockholders based on the merger consideration.

	Selected Premiums Paid
	TriVascular (1)	Maximum	Mean	Median	Minimum
Premium 1 day prior (2)	62%	173%	41%	33%	5%
Premium 1 week prior (3)	59%	173%	45%	37%	3%
Premium 4 weeks prior (4)	77%	231%	52%	36%	11%

(1)	Based on the merger consideration, data as of October 21, 2015 and excludes synergies.
(2)	TriVascular premium based on closing price per share of $5.60 on October 20, 2015.
(3)	TriVascular premium based on closing price per share of $5.70 on October 14, 2015.
(4)	TriVascular premium based on closing price per share of $5.14 on September 23, 2015.

This premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the premiums over the market prices at the selected dates for the shares implied by the merger consideration were within the range of premiums paid in the selected M&A transactions.

Discounted Cash Flow Analysis

Using a stand-alone discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical EVs for TriVascular based on the net present value of (1) free cash flows from January 1, 2016 to

December 31, 2020, and (2) a terminal value at December 31, 2020 calculated using revenue exit multiples, discounted back to December 31, 2015. Using a synergized discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical EVs for TriVascular based on the net present value of (1) free cash flows from January 1, 2016 to December 31, 2020, and (2) a terminal value at December 31, 2020 calculated using revenue exit multiples, discounted back to December 31, 2015.

On a stand-alone basis, Piper Jaffray calculated the range of net present values based on discount rates ranging from 9.3% to 11.3% based on a weighted average cost of capital analysis and terminal revenue multiples ranging from 3.5x to 4.5x applied to the projected calendar year 2020 revenue. This analysis resulted in implied per share values of TriVascular’s common stock ranging from a low of $11.07 per share to a high of $16.60 per share. Piper Jaffray observed that the merger consideration was below the range of values derived from this analysis.

On a synergized basis, Piper Jaffray calculated the range of net present values based on discount rates ranging from 9.3% to 11.3% based on a weighted average cost of capital analysis and terminal revenue multiples ranging from 3.5x to 4.5x applied to the projected calendar year 2020 revenue. This analysis resulted in implied per share values of TriVascular’s common stock ranging from a low of $16.11 per share to a high of $21.82 per share. Piper Jaffray observed that the merger consideration was below the range of values derived from this analysis.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray Opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of TriVascular common stock.

No company or transaction used in the above analyses as a comparison is directly comparable to TriVascular or the merger and the other transactions contemplated by the merger agreement. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which TriVascular and the merger were compared, and other factors that could affect the public trading value or transaction value of the companies involved.

Piper Jaffray performed its analyses solely for purposes of providing its opinion to the Endologix board of directors. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by Endologix’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

The Piper Jaffray Opinion was one of many factors taken into consideration by the Endologix board of directors in making the determination to approve the merger agreement. While Piper Jaffray provided advice to the Endologix board of directors during Endologix’s negotiations with TriVascular, Piper Jaffray did not recommend any specific consideration.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the management of Endologix and TriVascular that the financial information provided to Piper Jaffray was prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Piper Jaffray’s opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information, including the synergies, reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Endologix as to the expected future results of operations and financial condition of Endologix and TriVascular. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray relied, with Endologix’s consent, on advice of the outside counsel and the independent registered public accounting firm to Endologix and TriVascular, and on the assumptions of the management of Endologix, as to all accounting, legal, tax and financial reporting matters with respect to Endologix, TriVascular and the merger agreement.

In arriving at its opinion, Piper Jaffray assumed that the executed merger agreement was in all material respects identical to the last draft reviewed by Piper Jaffray. Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements would fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the merger would be consummated pursuant to the terms of the merger agreement without amendments thereto, and (iv) all conditions to the consummation of the merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the merger would be obtained in a manner that would not adversely affect Endologix, TriVascular or the contemplated benefits of the merger.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Endologix or TriVascular, and was not furnished or provided with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of Endologix or TriVascular under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses. Piper Jaffray expressed no opinion regarding the liquidation value of Endologix, TriVascular or any other entity. Without limiting the generality of the foregoing, Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Endologix, TriVascular, or any of their respective affiliates was a party or may be subject, and at the direction of Endologix and with its consent, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither Endologix nor TriVascular or any of their respective affiliates is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the merger.

The Piper Jaffray Opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray did not express any opinion as to the price at which shares of Endologix common stock or TriVascular common stock may trade following announcement of the merger or at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

The Piper Jaffray Opinion addressed solely the fairness, from a financial point of view, to Endologix of the merger consideration to be paid to the holders of TriVascular common stock in the merger, as set forth in the merger agreement, and did not address any other terms or agreement relating to the merger or any other terms of the merger agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address (i) the basic business decision to proceed with or effect and the merger, (ii) the merits of the merger relative to any alternative transaction or business strategy that may be available to Endologix, (iii) any other terms contemplated by the merger agreement or the fairness of the merger to, or any consideration received in connection therewith by, any creditor or other constituency of Endologix, or (iv) the solvency or financial viability of Endologix or TriVascular as of the date of the Piper Jaffray Opinion, upon consummation of the merger, or at any future time. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of the compensation to any of officer, director or employee, or any class of such persons, relative to the merger consideration to be paid by Endologix in the merger or with respect to the fairness of any such compensation. Except with respect to the use of its opinion in connection with this proxy statement/prospectus in accordance with Piper Jaffray’s engagement letter with Endologix, Piper Jaffray’s opinion may not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to Piper Jaffray be made, without the prior written approval of Piper Jaffray.

Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged as a financial advisor in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements, and valuations for corporate and other purposes. Endologix’s board of directors selected Piper Jaffray to render its fairness opinion in connection with the transactions contemplated by the merger agreement on the basis of its experience and reputation in acting as a financial advisor in connection with mergers and acquisitions.

Piper Jaffray acted as Endologix’s exclusive financial advisor in connection with the merger and will receive an estimated fee of approximately $1,500,000 from Endologix, all of which is contingent upon the consummation of the merger. Piper Jaffray also received a fee of $500,000 for providing its opinion. The opinion fee was not contingent upon the consummation of the merger or the conclusions reached in Piper Jaffray’s opinion. Endologix has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of Endologix and TriVascular for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to Endologix, TriVascular or entities that are affiliated with Endologix or TriVascular, for which Piper Jaffray would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s research department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the merger and other participants in the merger that differ from the opinions of Piper Jaffray’s investment banking personnel.

TriVascular’s Reasons for the Merger; Recommendation of TriVascular’s Board of Directors

In evaluating the merger agreement and the transactions contemplated by the merger agreement, including the merger, the TriVascular board of directors consulted with the senior management of TriVascular, as well as J.P. Morgan and Arnold & Porter. In the course of making the determination that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to and in the best interests of

TriVascular and its stockholders and to recommend that TriVascular’s stockholders vote in favor of the adoption of the merger agreement, the TriVascular board of directors considered numerous factors, including the following non-exhaustive list of factors and benefits of the merger, each of which the TriVascular board of directors believed supported its unanimous determination and recommendation:

•	Business and Financial Condition of TriVascular. The TriVascular board of directors considered TriVascular’s business, financial condition, results of operations, competitive position, properties, assets and prospects as well as its long-term plan. The TriVascular board of directors considered, among other factors that the holders of the shares of TriVascular common stock would continue to be subject to the risks and uncertainties of TriVascular executing on its long-term plan if it remained independent. These risks and uncertainties included risks relating to TriVascular’s ability to identify sources and obtain additional debt or equity financing, its ability to develop and retain its sales force, its ability to educate physicians in order to increase acceptance of its products in endovascular AAA procedures, its ability to continue to develop new product candidates, and other risks inherent in its long-term plan. The TriVascular board of directors considered TriVascular’s need for, and availability on acceptable terms or at all, of additional funding and assessed potential cost-cutting measures that would be necessary to continue operating as a standalone company. The TriVascular board of directors weighed the substantial risk and uncertainty associated with remaining a stand-alone entity (including the risk factors set forth in TriVascular’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and subsequent filings with the SEC), as compared to the benefit of combining with Endologix and the greater resources, commercial and research and development capabilities and financial stability offered from such a combination.

•	Strength of Combined Companies. The TriVascular board of directors considered benefits from the expected strength of the combined companies and the ownership percentage by TriVascular stockholders following the completion of the merger, including the potential ability to accelerate commercial growth and research and development efforts, access to capital at lower costs and with lesser dilution to TriVascular stockholders, than if TriVascular remained independent.

•	Strategic Alternatives. The TriVascular board of directors considered its belief, especially in view of the results of the solicitation of interest from other strategic partners, that the value offered by Endologix to holders of shares of TriVascular common stock in the merger was more favorable to holders of shares of TriVascular common stock than the potential value of remaining an independent public company.

•	Merger Consideration. The TriVascular board of directors considered the fact that the stock portion of the merger consideration represented, on a pro forma basis, ownership by TriVascular stockholders of approximately 16% of the combined company following the consummation of the merger. The TriVascular board also considered that, at the time of approving the transaction, the total consideration implied a total value per share of TriVascular common stock of $9.21, in stock and cash, based on the closing price per share of Endologix common stock on October 19, 2015. The TriVascular board of directors also considered that Endologix was unwilling to issue more than 19.999% of its outstanding common stock and that TriVascular negotiated for the cash component of the merger consideration in order to maximize stockholder value. The TriVascular board of directors also concluded that, in its view, it had obtained Endologix’s best and final offer, and that, as of the date of the merger agreement, the merger consideration represented the highest consideration reasonably obtainable.

•	J.P. Morgan’s Fairness Opinion and Related Analyses. The TriVascular board of directors considered the opinion of J.P. Morgan delivered orally to the TriVascular board of directors on October 26, 2015, which was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in such written opinion, the consideration to be paid to the holders of the TriVascular common stock in the proposed merger was fair, from a financial point of view, to such holders, as more fully described under “— Opinion of TriVascular’s Financial Advisor.”

•	Limited Potentially Interested Counterparties. After discussions with J.P. Morgan and senior management of TriVascular, which discussions included the results of the contact J.P. Morgan had with other potential strategic partners, the TriVascular board of directors considered the limited potentially interested and capable counterparties based on the criteria of whether such parties both had the capacity to compete with the terms proposed by Endologix and the demonstrated interest in TriVascular’s area of interest. The TriVascular board of directors, however, considered that the merger agreement allows TriVascular to respond to unsolicited takeover proposals if other, unknown parties decide to approach TriVascular and make an offer prior to the stockholder vote.

•	Expected Operating Synergies with Endologix. TriVascular expects that the combined company’s strong technology and commercial capabilities will realize more than $30 million of annual synergies by 2017, resulting from, among other things, anticipated reductions in general and administrative expenses and sales and marketing expenses and manufacturing economics of scale, and that the merger will be EBITDA accretive in 2018. TriVascular also expects that the combined company will utilize its enhanced competitive offering to retain existing customers in 44 countries across five continents and expand its customer base.

•	Strategic Competitive Advantage of Combined Company. The combined company will have a world-class team of trained sales representatives and clinical specialists, with customers in 44 countries across five continents. TriVascular also expects opportunities to arise post-merger for more efficient and innovative research and development efforts as well as for significant growth and cross-selling.

•	Negotiation Process and Procedural Fairness. The TriVascular board of directors considered the fact that the terms of the merger were the result of robust arm’s-length negotiations conducted by TriVascular, with the knowledge and at the direction of the TriVascular board of directors, and with the assistance of independent financial and legal advisors.

•	Type of Consideration. The TriVascular board of directors considered that the stock portion of the merger consideration to be paid to TriVascular stockholders provides holders of shares of TriVascular common stock with the ability to participate in the future growth of Endologix’s and TriVascular’s respective businesses while limiting TriVascular’s significant business risks if it were to remain a stand-alone entity. In addition, the Endologix’s shares to be received will be freely tradeable in the public market following closing.

•	Likelihood of Completion; Certainty of Closing. The TriVascular board of directors considered its belief that the merger will likely be consummated, based on, among other factors:

•	the fact that the conditions to the merger are specific and limited in scope;

•	the absence of any financing or Endologix stockholder vote conditions to consummation of the merger;

•	the reputation of Endologix; and

•	TriVascular’s ability to request the Delaware Court of Chancery to specifically enforce the merger agreement, including the consummation of the merger.

•	Speed of Completion. The TriVascular board of directors considered the anticipated timing of the consummation of the transactions contemplated by the merger agreement, and the structure of the merger, which, subject to the satisfaction or waiver of the applicable conditions set forth in the merger agreement, should allow stockholders to receive the consideration for their shares of TriVascular common stock in a relatively short time frame. The TriVascular board of directors considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which TriVascular’s business would be subject to the potential disruption and uncertainty pending closing.

•

Certain TriVascular Management Projections. The TriVascular board of directors considered certain limited prospective forecasts for TriVascular prepared by TriVascular’s management, which reflect an application of various commercial assumptions of TriVascular’s senior management to the latest available long-term plans of TriVascular. In addition, the TriVascular board of directors considered certain limited prospective forecasts for Endologix prepared by Endologix’s management and the estimated amount and timing of costs savings and related expenses and synergies expected to result from the transaction. For further discussion, see “— Certain Financial Forecasts of TriVascular Used in Connection with the Merger.”

•	Reverse Termination Fee. If the merger agreement is terminated by either party as a result of the inability to obtain antitrust approval of the transaction, then Endologix will have an obligation to pay TriVascular a termination fee of $9,495,000, calculated as 4.50% of the aggregate merger consideration based on values as of the date of signing the merger agreement (see “Merger Agreement — Termination Fees”).

•	Other Terms of the Merger Agreement. The TriVascular board of directors considered other terms of the merger agreement, which are more fully described under “The Merger — TriVascular’s Reasons for the Merger; Recommendations of TriVascular’s Board of Directors.” Certain provisions of the merger agreement that the TriVascular board of directors considered important included:

•	Ability to Respond to Unsolicited Takeover Proposals. Prior to the receipt of TriVascular stockholder approval or termination of the merger agreement, the TriVascular board of directors may provide confidential information and/or engage in discussions or negotiations in connection with an unsolicited bona fide written takeover proposal (see “Merger Agreement — No Solicitation of Other Offers by TriVascular”) that did not result from TriVascular’s knowing or intentional breach of its non-solicitation obligations if the TriVascular board of directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that such takeover proposal constitutes or is reasonably likely to lead to a superior proposal (See “Merger Agreement — No Solicitation of Other Offers by TriVascular”) and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to certain notice requirements in favor of Endologix and the entry into an acceptable confidentiality agreement.

•	TriVascular Adverse Recommendation Change in Response to a Superior Proposal; Ability to Accept a Superior Proposal. The TriVascular board of directors may, in connection with a superior proposal, effect a change in recommendation (see “Merger Agreement — No Solicitation of Other Offers by TriVascular”) if the TriVascular board of directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, and/or cause TriVascular to terminate the merger agreement to enter into a definitive agreement with respect to a superior proposal, subject, in each case, to a four-business day “match right” that would allow Endologix to match a superior proposal, and which will renew for two additional business days with any revisions to the financial terms or any material revisions to the other terms of the superior proposal.

•	General TriVascular Adverse Recommendation Change. Upon the occurrence of certain intervening events, the TriVascular board of directors may also effect a change in recommendation other than in response to a superior proposal if the TriVascular board of directors determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to a four-business day match right that would allow Endologix to make such adjustments to the terms and conditions of the merger agreement such that the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable law.

•

Appraisal Rights. The TriVascular board of directors considered the availability of statutory appraisal rights under Delaware law in connection with the merger to stockholders of TriVascular who do not vote to adopt the merger agreement, and who believe that exercising such rights would yield them a greater per-share amount than the merger consideration, which appraisal rights avoid delays in the transaction so that other stockholders of TriVascular will be able to receive the merger consideration for their shares of TriVascular common stock.

In reaching its determinations and recommendations described above, the TriVascular board of directors also considered the following potentially negative factors:

•	Non-Solicitation Covenant. The TriVascular board of directors considered that the merger agreement prohibits TriVascular from soliciting takeover proposals from third parties. See “Merger Agreement — No Solicitation of Other offers by TriVascular.”

•	Termination Fee. The TriVascular board of directors considered the fact that TriVascular must pay Endologix a termination fee of $6,330,000, calculated as 3.0% of the aggregate merger consideration based on values as of the date of signing the merger agreement, if the merger agreement is terminated under certain circumstances, including to accept a superior proposal, and that the amount of the termination fee is comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless TriVascular entered into a more favorable transaction. The TriVascular board of directors also recognized that the provisions in the merger agreement relating to these fees were insisted upon by Endologix as a condition to entering into the merger agreement. See “Merger Agreement — Termination Fees.”

•	Interim Operating Covenants. The TriVascular board of directors considered that the merger agreement requires TriVascular, prior to the consummation of the merger, to conduct its business in the ordinary course of business in all material respects and use reasonable best efforts to maintain and preserve intact its business organization, maintain satisfactory relationships with governmental entities, customers and suppliers and keep available the services of its key employees, and may limit TriVascular from taking specified actions, subject to specific limitations, which may delay or prevent TriVascular from undertaking strategic opportunities outside the ordinary course of business that may arise pending completion of the merger. See “Merger Agreement — Conduct of Business During Pendency of the Merger.”

•	Risks the Merger May Not Be Completed. The TriVascular board of directors considered the risk that the conditions to the merger, including regulatory approval under the HSR Act and failure to obtain stockholder approval, may not be satisfied and that, therefore, the merger may not be consummated. The TriVascular board of directors also considered the risks and costs to TriVascular if the merger is not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on vendors, distributors, customers, suppliers and others that do business with TriVascular and the potential effect on the market price of the shares of TriVascular common stock.

•	Risks Associated with the Lack of Price Protection. The TriVascular board of directors considered the risk of entering into a transaction with the stock consideration being a fixed percentage of the outstanding shares of Endologix common stock without a collar associated with the market price of Endologix’s shares. The TriVascular board of directors recognized that Endologix insisted on issuing a fixed number of shares not exceeding approximately 19.999% of its outstanding common stock and the limited options to provide for price protection through a cash payment given a desire to conserve cash for the combined companies’ operations following the transaction, and recognized that the absence of a collar could significantly benefit TriVascular stockholders in the event the market price of Endologix’s shares increases, but could also limit the value to be received by TriVascular stockholders in the event the market price of Endologix’s shares decreased. See “Merger Agreement — Merger Consideration”

•	Potential Conflicts of Interest. The TriVascular board of directors considered the fact that TriVascular’s executive officers and directors have financial interests in the transactions contemplated by the merger agreement, including the merger, that may be different from or in addition to those of other stockholders, as more fully described under “— Interests of Certain Persons in the Merger.”

•	Risk of Exclusivity Period. The TriVascular board of directors considered the fact that the letter of intent that was executed in September 2015 included a provision related to exclusivity and prevented TriVascular from seeking out other potential acquirers during the period between signing the letter of intent and signing the merger agreement, recognized that such provision was insisted upon by Endologix as a condition to entering into a due diligence period, and recognized that the period was of a limited duration and required Endologix to meet certain deadlines for any extensions of such period to be agreed to.

•	Other Risk Associated with the Merger. The TriVascular board of directors also considered the risks associated with the integration of the two companies and the fact that the anticipated synergies of the combined entity may not be realized to the extent expected during the negotiations, or at all, the risk that regulatory approvals for Endologix products, including Nellix, may be delayed, limited or conditioned, as well as the overall business and industry-related risks involving Endologix’s business.

The foregoing discussion of the factors considered by the TriVascular board of directors is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the TriVascular board of directors. After considering these factors, the TriVascular board of directors concluded that the positive factors relating to the merger agreement and the merger substantially outweighed the potential negative factors. The TriVascular board of directors collectively reached the conclusion to approve the merger agreement and the merger, in light of the various factors described above and other factors that the members of the TriVascular board of directors believed were appropriate to consider. In view of the wide variety of factors considered by the TriVascular board of directors in connection with its evaluation of the merger agreement and the merger, and the complexity of these matters, the TriVascular board of directors did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the TriVascular board of directors made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors. It should be noted that this explanation of the reasoning of the TriVascular board of directors and certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Forward-Looking Statements.”

Opinion of TriVascular’s Financial Advisor

Pursuant to an engagement letter dated August 21, 2015, TriVascular retained J.P. Morgan as its financial advisor in connection with the proposed merger.

At the meeting of the TriVascular board of directors on October 26, 2015, J.P. Morgan rendered its oral opinion to the TriVascular board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to TriVascular common stockholders in the proposed merger was fair, from a financial point of view, to such stockholders. J.P. Morgan confirmed its October 26, 2015 oral opinion by delivering its written opinion to the TriVascular board of directors, dated October 26, 2015, that, as of such date, the consideration to be paid to TriVascular common stockholders in the proposed merger was fair, from a financial point of view, to such stockholders. No limitations were imposed by the TriVascular board of directors upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

The full text of the written opinion of J.P. Morgan dated October 26, 2015, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached to this proxy statement/prospectus as Annex C and is incorporated herein by reference. TriVascular stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the TriVascular board of directors, is directed only to the consideration to be paid in the merger and does not constitute a recommendation to any stockholder of TriVascular as to how such stockholder should vote at the TriVascular special meeting. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated October 25, 2015 of the merger agreement;

•	reviewed certain publicly available business and financial information concerning TriVascular and Endologix and the industries in which they operate;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of TriVascular and Endologix with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of TriVascular common stock and Endologix common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the managements of each of TriVascular and Endologix relating to their respective businesses, as well as the estimated amount and timing of cost savings and related expenses and synergies expected to result from the merger; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of TriVascular and Endologix with respect to certain aspects of the merger, and the past and current business operations of TriVascular and Endologix, the financial condition and future prospects and operations of TriVascular and Endologix, the effects of the merger on the financial condition and future prospects of TriVascular and Endologix, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by TriVascular and Endologix or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of TriVascular or Endologix under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, including the synergies referred to above, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of TriVascular and Endologix to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes, that the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement and this proxy statement/prospectus, and that the definitive merger agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan relied as to all legal matters relevant to the rendering of its opinion upon the advice of counsel. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on TriVascular or Endologix or on the contemplated benefits of the merger.

J.P. Morgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be received by TriVascular common stockholders in the proposed merger, and J.P. Morgan has expressed no opinion as to the fairness of the merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of TriVascular or the underlying decision by TriVascular to engage in the merger. J.P. Morgan expressed no opinion as to the price at which TriVascular common stock or Endologix common stock will trade at any future time, whether before or after the consummation of the merger.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of TriVascular and Endologix, respectively, with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to TriVascular and Endologix, respectively. The companies selected by J.P. Morgan were:

TriVascular Firm Value (“FV”)/Revenue Multiples Comparable Companies:

•	AtriCure, Inc.

•	Vascular Solutions, Inc.

•	Cardiovascular Systems, Inc.

•	The Spectranetics Corporation

•	LeMaitre Vascular, Inc.

•	Tandem Diabetes Care, Inc.

•	Hansen Medical, Inc.

•	Lombard Medical, Inc.

Endologix FV/Revenue Multiples Comparable Companies:

•	Insulet Corporation

•	Inogen, Inc.

•	LDR Holding Corporation

•	Cardiovascular Systems, Inc.

•	The Spectranetics Corporation

•	Entellus Medical, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of TriVascular and Endologix based on operational characteristics and financial characteristics. However, none of the companies selected is identical or directly comparable to TriVascular or Endologix, and certain of the companies may have characteristics that are materially different from those of TriVascular and Endologix. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the selected companies compared to TriVascular and Endologix and other factors that could affect the public trading value of the selected companies and TriVascular and Endologix. For each comparable company, publicly available estimates of financial performance through the twelve months ended December 31, 2015 and December 31, 2016, respectively, were measured. J.P. Morgan calculated for each of TriVascular and Endologix (i) the firm value as of October 19, 2015 as a multiple of estimated revenue for fiscal year 2015 based on a street case (based on published equity research analyst estimates), (ii) the firm value as of October 19, 2015 as a multiple of estimated revenue for fiscal year 2016 based on a street case (based on published equity research analyst estimates) and (iii) the firm value as of October 19, 2015 as a multiple of estimated revenue for fiscal year 2016 based on TriVascular and Endologix, respectively, management estimates. The analysis indicated the following:

TriVascular Comparable Companies	FV / 2015 Revenue	FV / 2016 Revenue
AtriCure, Inc.	4.8x	4.0x
Vascular Solutions, Inc.	4.2x	3.7x
Cardiovascular Systems, Inc.	2.3x	2.1x
The Spectranetics Corporation	2.9x	2.6x
LeMaitre Vascular, Inc.	3.0x	2.8x
Tandem Diabetes Care, Inc.	2.4x	1.7x
Hansen Medical, Inc.	2.8x	2.3x
Lombard Medical, Inc.	2.8x	2.0x

Endologix Comparable Companies	FV / 2015 Revenue	FV / 2016 Revenue
Insulet Corporation•	6.0x	5.1x
Inogen, Inc.	6.1x	5.2x
LDR Holding Corporation	3.8x	3.2x
Cardiovascular Systems, Inc.	2.3x	2.1x
The Spectranetics Corporation	2.9x	2.6x
Entellus Medical, Inc.	4.7x	3.8x

J.P. Morgan selected the following values for each company’s multiple, specifically: (i) TriVascular common stock: 2.3-4.5x estimated 2015 revenue and 1.75x-3.75x estimated 2016 revenue and (ii) Endologix common stock: 2.5-6.5x estimated 2015 revenue and 2.0-6.0x estimated 2016 revenue. J.P. Morgan did not rely solely on the quantitative results of the selected multiples analysis in developing reference ranges or otherwise applying its analysis. Based on various judgments concerning relative comparability of each of the selected companies to TriVascular, as well its experience with the industry in which TriVascular participates, J.P. Morgan selected a range of revenue multiples that it believed reflected an appropriate range of multiples applicable to TriVascular. J.P. Morgan employed the same aforementioned methods in selecting a range of revenue multiples that it believed reflected an appropriate range of multiples applicable to Endologix.

The revenue multiples were then applied to TriVascular’s revenue estimates for fiscal year 2015 (street), fiscal year 2016 (street) and fiscal year 2016 (management), yielding implied equity values per share for TriVascular common stock of approximately $3.25 to $7.00, $3.00 to $7.25, and $3.25 to $7.75 per share, respectively, in each case rounded to the nearest $0.25 per share. The revenue multiples were then applied to Endologix’s revenue estimates for fiscal year 2015 (street), fiscal year 2016 (street) and fiscal year 2016 (management), yielding implied equity values per share for Endologix common stock of approximately $5.50 to $14.25, $5.00 to $14.75 and $5.00 to $15.00 per share, respectively, in each case rounded to the nearest $0.25 per share.

J.P. Morgan compared the results of the implied equity values per share for TriVascular and Endologix, both in the event that the Capital Royalty convertible note does not convert to TriVascular common stock and in the event that the Capital Royalty convertible note does convert to TriVascular common stock. For each comparison, J.P. Morgan compared (i) the ratio of the highest implied equity value per share for TriVascular shown above to the lowest implied equity value per share for Endologix shown above and (ii) the ratio of the lowest implied equity value per share for TriVascular shown above to the highest implied equity value per share for Endologix shown above, in order to derive a range of implied exchange ratios. The implied exchange ratios are summarized in the table below.

	FV/Revenue 2015 (street)	FV/Revenue 2016 (street)	FV/Revenue 2016 (management)
Assuming Capital Royalty convertible note does not convert	0.1888x-1.1830x	0.1680x-1.3761x	0.1808x-1.4520x

Assuming Capital Royalty convertible note does convert	0.1560x-1.0971x	0.1367x-1.2812x	0.1499x-1.3587x

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity values per share for both TriVascular common stock and Endologix common stock. J.P. Morgan calculated the unlevered free cash flows that TriVascular is expected to generate during the fourth quarter of 2015 and fiscal years 2016 through 2029 based upon the financial projections prepared by the management of TriVascular. J.P. Morgan calculated the unlevered free cash flows that Endologix is expected to generate during the fourth quarter of 2015 and fiscal years 2016 through 2029 based upon (i) for the fourth quarter of 2015 and fiscal years ended 2016 through 2020, financial projections prepared by the management of Endologix and (ii) for fiscal years ended 2021 through 2029, extrapolations beyond the periods provided by Endologix prepared by management of TriVascular based on Endologix’s financial projections. J.P. Morgan also calculated a range of terminal values of TriVascular and Endologix, respectively, at the end of the fiscal year ending December 31, 2029 by applying a perpetual growth rate ranging from 2.5% to 3.5% of the revenue of TriVascular and Endologix, respectively, during the final year of the period. The unlevered free cash flows and the range of terminal values were then discounted to present values using the following ranges of discount rates:

Discount Rate Range
TriVascular	13.0% - 16.0%
Endologix	9.5% - 11.5%

These values were then added together in order to derive the implied firm value for each of TriVascular and Endologix. The range of discount rates were chosen based upon an analysis of the weighted average cost of capital of TriVascular and Endologix, respectively, conducted by J.P. Morgan.

The analysis indicated the following ranges of implied equity values per share (rounded to the nearest $0.25 per share):

	TriVascular	Endologix
Low	$6.25	$11.50
High	$12.00	$18.75

J.P. Morgan compared the results for TriVascular to Endologix. For each comparison, J.P. Morgan compared (i) the highest implied equity value per share for TriVascular to the lowest implied equity value per share for Endologix and (ii) the lowest implied equity value per share for TriVascular to the highest implied equity value per share for Endologix, in order to derive a range of the implied exchange ratios for each set of estimates. The implied exchange ratios were 0.2942x-0.9984x, assuming the Capital Royalty convertible note does not convert, and 0.2696x-0.9582x, assuming the Capital Royalty convertible note does convert.

Selected Transaction Analysis

Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be analogous to TriVascular’s business. J.P. Morgan calculated, for each selected transaction, the target company’s implied firm value both as a multiple of revenue for the 12-month period prior to the announcement date of the applicable transaction (“LTM Revenue”) and as a multiple of estimated revenue for the 12-month period following the announcement date of the applicable transaction (“NTM Revenue”). The transactions considered, the date each transaction was announced and the revenue multiples are as follows:

Date Announced	Target	Acquiror	FV/LTM Revenue	FV/NTM Revenue

May 27, 2014	AngioScore Inc.	The Spectranetics Corporation	4.20x	3.69x

March 18, 2013	Palomar Medical Technologies, LLC	Cynosure, Inc.	3.65x	Data not meaningful

August 24, 2012	OrthoHelix Surgical Design Inc.	Tornier N.V.	6.05x	4.66x

May 3, 2012	Kensey Nash Corporation	Koninklijke DSM N.V.	4.36x	3.58x

April 4, 2012	Oridion Systems Ltd.	Covidien Plc	5.31x	4.43x

July 12, 2010	Micrus Endovascular Corporation	Johnson & Johnson	4.20x	3.63x

April 29, 2010	ATS Medical, Inc.	Medtronic, Inc.	4.88x	4.52x

February 3, 2010	Home Diagnostics, Inc.	Nipro Corporation	1.57x	1.34x

January 25, 2010	Invatec	Medtronic, Inc.	2.92x	Data not available

January 4, 2010	BioForm Medical, Inc.	Merz Pharma Group	3.64x	3.19x

December 21, 2008	Radi Medical AB	St. Jude Medical, Inc.	3.13x	2.63x

February 11, 2008	Possis Medical, Inc.	Bayer HealthCare	4.43x	3.81x

J.P. Morgan applied a range of revenue multiples derived from such analysis to TriVascular’s revenue for the last 12 months (as of September 30, 2015) and estimates of TriVascular’s revenue for the next 12 months (as of October 1, 2015), respectively, and arrived at an estimated range of equity values for TriVascular common stock of between $4.25 and $9.25 per share and $4.50 and $9.75 per share, respectively, in each case rounded to the nearest $0.25 per share.

Other Information

•

Implied Value. Based on the exchange ratio of 0.6590x (calculated from the number of shares of TriVascular common stock outstanding as of October 19, 2015 and the number of shares of Endologix common stock issuable in the merger) and the closing price per share of Endologix common stock of $13.98 on October 19, 2015, J.P. Morgan calculated that the implied value of the merger consideration to be paid to TriVascular stockholders would be $9.21 per share. After giving effect to the potential dilution associated with the exercise of options, warrants and RSUs and, as applicable, the conversion of the Capital Royalty convertible note, J.P. Morgan calculated that the implied exchange ratio as of October 19, 2015 (i) assuming the Capital Royalty convertible note does not convert, would be 0.6161x and (ii) assuming the Capital Royalty convertible note does convert, would be 0.5830x, reflecting additional dilution from such conversion. J.P. Morgan also calculated that in the foregoing scenario where the Capital Royalty convertible note does not convert, the cash payment per share would be $0.60, and if the Capital Royalty convertible note does convert, the cash payment per share would be $1.06.

•	Historical Trading Range. J.P. Morgan reviewed the 52-week trading range, ending on October 19, 2015, of TriVascular common stock, which was $4.24 to $15.61 per share, and the 52-week trading range, ending October 19, 2015, of Endologix common stock, which was $11.14 to $17.92 per share. J.P. Morgan noted that any historical stock trading analysis was presented for reference only.

•	Equity Research Analyst Price Targets. J.P. Morgan reviewed and discussed the most recent publicly available research analyst price targets for TriVascular common stock and Endologix common stock that were prepared and published by selected equity research analysts. J.P. Morgan noted that the range of price targets for TriVascular common stock was $8.00 to $13.00 per share, and that the range of price targets for Endologix common stock was $14.00 to $20.00 per share. J.P. Morgan noted that analyst price targets analyses were presented for reference only.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to TriVascular or Endologix, and none of the selected transactions reviewed was identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of TriVascular and Endologix, respectively. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to TriVascular and Endologix and the transactions compared to the merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise TriVascular with respect to the merger on the basis of such experience and its familiarity with TriVascular.

For services rendered in connection with the merger, TriVascular has agreed to pay J.P. Morgan a transaction fee of 1.35% of the total amount of cash and fair market value of other consideration (calculated, with respect to stock consideration, by reference to the 10 trading days ending on the last business day preceding the closing of the merger) to be paid to TriVascular stockholders in the merger (provided that such transaction fee will not be less than $4.5 million), $1.0 million of which was payable upon the delivery by J.P. Morgan of its opinion and the remainder of which is payable upon and is contingent upon the consummation of the merger. In addition, TriVascular has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.

During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with TriVascular, for which they and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on TriVascular’s initial public offering in April 2014. In addition, J.P. Morgan and its affiliates maintain banking and other business relationships with TriVascular and its affiliates, for which it receives customary fees. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of TriVascular or Endologix for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities. During the two-year period preceding delivery of its opinion ending on October 26, 2015, the aggregate fees received by J.P. Morgan from TriVascular were approximately $2 million and no fees were received by J.P. Morgan from Endologix. During the two-year period preceding delivery of its opinion ending on October 26, 2015, neither J.P. Morgan nor its affiliates has had any material financial advisory or other material commercial or investment banking relationships with Endologix.

Ownership of Endologix After the Merger

Former stockholders of TriVascular will own in the aggregate approximately 16% of the outstanding shares of Endologix common stock immediately following consummation of the merger.

Certain Financial Forecasts of TriVascular Used in Connection with the Merger

TriVascular does not publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. Although the unaudited prospective financial information included in this proxy statement/prospectus was prepared in good faith, it may not be a reliable indication of future results. TriVascular is including the limited unaudited prospective financial information in this proxy statement/prospectus solely because it was among the financial information made available to the TriVascular board of directors, J.P. Morgan, Endologix and Piper Jaffray in connection with their evaluation of the merger. The unaudited prospective financial information presented below includes projections prepared by TriVascular’s management for internal planning purposes in the third quarter of 2015. Moreover, TriVascular’s internally prepared unaudited prospective financial information was based on estimates and assumptions made by TriVascular’s management in the third quarter of 2015 and speaks only as of that time. TriVascular reviews and updates its internal projections regularly. Except to the extent required by applicable law, TriVascular has no obligation to update prospective financial data included in this proxy statement/prospectus and, except as provided below, has not done so and does not intend to do so.

The inclusion of this information should not be regarded as an indication that any of TriVascular, J.P. Morgan, Endologix and Piper Jaffray or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Endologix and TriVascular stockholders are urged to review the SEC filings of TriVascular for a description of risk factors with respect to the business of TriVascular. See “Forward-Looking Statements” and “Where to Obtain Additional Information” elsewhere in this proxy statement/prospectus. The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. The independent registered public accounting firm of TriVascular has not audited, reviewed, compiled or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein and, accordingly, the independent registered public accounting firm of TriVascular does not express an opinion or provide any form of assurance with respect thereto for the purpose of this proxy statement/prospectus. The report of TriVascular’s independent registered public accounting firm contained in TriVascular’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this proxy statement/prospectus, relates to the historical financial information of TriVascular. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. The unaudited prospective financial information does not give effect to the merger.

The following table presents selected unaudited prospective financial data of TriVascular prepared by TriVascular management and provided to the TriVascular board of directors, J.P. Morgan, Endologix and Piper Jaffray.

	Fiscal year ending
	December 31, 2015E	December 31, 2016E	December 31, 2017E	December 31, 2018E	December 31, 2019E	December 31, 2020E
	(in millions)
Total revenue	$37.8	$49.8	$63.5	$86.6	$118.1	$157.0
Operating (loss) income	(51.7)	(41.5)	(31.8)	(20.0)	2.0	31.1
Adjusted EBITDA (1)	(46.7)	(36.3)	(25.7)	(13.3)	9.3	39.0

(1)	Non-GAAP measure. For this purpose, non-GAAP Adjusted EBITDA represents GAAP net (loss) income before interest income and expense, income tax expense and benefit, depreciation and amortization and equity compensation.

In addition, in connection with J.P. Morgan’s preparation of its fairness opinion described above in “Opinion of TriVascular’s Financial Advisor,” TriVascular’s management provided extrapolated financial data for TriVascular’s fiscal years 2021 through 2029, calculated based on extrapolations from TriVascular’s projections for TriVascular’s fiscal years 2016 through 2020.

Although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of TriVascular. At the time the unaudited prospective financial information was prepared, TriVascular’s management believed such assumptions and estimates were reasonable. In preparing the foregoing unaudited projected financial information, TriVascular’s management made assumptions regarding, among other things, pricing and volume of products sold, production costs, interest rates, corporate financing activities, including amount and timing of the issuance of debt, the timing and amount of ordinary share issuances, the effective tax rate and the amount of general and administrative costs.

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Forward-Looking Statements” elsewhere in this proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of Endologix and/or TriVascular and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is completed.

Endologix and TriVascular stockholders are urged to review TriVascular’s most recent SEC filings for a description of TriVascular’s reported and anticipated results of operations and financial condition and capital resources during 2015, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in TriVascular’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this proxy statement/prospectus.

Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by Endologix, TriVascular or any other person to any Endologix or TriVascular stockholder regarding the ultimate performance of TriVascular compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this proxy statement/prospectus should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

TriVascular does not intend to update or otherwise revise the above unaudited prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate, except as may be required by law.

Certain Financial Forecasts of Endologix Used in Connection with the Merger

Endologix does not publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. As a result, Endologix does not endorse the unaudited prospective financial information as a reliable indication of future results. Endologix is including the limited unaudited prospective financial information in this proxy statement/prospectus solely because it was among the financial information made available to the TriVascular board of directors, the Endologix board of directors, J.P. Morgan and Piper Jaffray in connection with their evaluation of the Merger. The unaudited prospective financial data presented below includes projections prepared by Endologix management for internal planning purposes in the third quarter of 2015. Moreover, Endologix’s internally prepared unaudited prospective financial information was based on estimates and assumptions made by Endologix management in the third quarter of 2015 and speak only as of that time. Endologix reviews and updates its internal projections regularly. Except to the extent required by applicable law, Endologix has no obligation to update prospective financial data included in this proxy statement/prospectus and, except as provided below, has not done so and does not intend to do so.

The inclusion of this information should not be regarded as an indication that any of Endologix, TriVascular, J.P. Morgan and Piper Jaffray or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Endologix and TriVascular stockholders are urged to review the SEC filings of Endologix for a description of risk factors with respect to the business of Endologix. See “Forward-Looking Statements” and “Where to Obtain Additional Information” of this proxy statement/prospectus. The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC or GAAP. The independent registered public accounting firm of Endologix has not audited, reviewed, compiled or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, the independent registered public accounting firm of Endologix does not express an opinion or provide any form of assurance with respect thereto for the purpose of this proxy statement/prospectus. The report of the independent registered public accounting firm of Endologix contained in the Annual Report of Endologix on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this proxy statement/prospectus, relates to the historical financial information of Endologix. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. The unaudited prospective financial information does not give effect to the Merger.

The following table presents selected unaudited prospective financial data of Endologix.

	Fiscal year ending
	December 31, 2015E	December 31, 2016E	December 31, 2017E	December 31, 2018E	December 31 2019E	December 31, 2020E
	(in millions)
Total revenue	$157.3	$179.6	$229.2	$289.4	$348.6$	408.5
Operating (loss) income	(40.8)	(41.1)	(28.3)	(14.4)	4.2	32.2

Endologix and TriVascular calculate certain financial metrics using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the section of this proxy statement/prospectus with respect to the opinion of the financial advisor to TriVascular may not be directly comparable to one another.

Although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of Endologix. At the time the unaudited prospective financial information was prepared, Endologix’s management believed such assumptions and estimates were reasonable. In preparing the foregoing unaudited projected financial information, Endologix management made certain assumptions. Endologix cannot give any assurance that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Forward-Looking Statements” elsewhere in this proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of Endologix and/or TriVascular and will be beyond the control of the combined company. Endologix cannot give any assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the Merger is completed.

Endologix and TriVascular stockholders are urged to review Endologix’s most recent SEC filings for a description of Endologix’s reported and anticipated results of operations and financial condition and capital resources, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Endologix’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this proxy statement/prospectus.

Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information of Endologix set forth above. No representation is made by Endologix, TriVascular or any other person to any Endologix or TriVascular stockholder regarding the ultimate performance of Endologix compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this proxy statement/prospectus should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

Endologix does not intend to update or otherwise revise the above unaudited prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate, except as may be required by law.

TriVascular Stockholder Appraisal Rights

General

If you hold one or more shares of TriVascular common stock, you are entitled to appraisal rights under Delaware law and have the right to dissent from the merger, have your shares appraised by the Court of Chancery of the State of Delaware (the “Delaware Court of Chancery”) and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) as of completion of the merger in place of the merger consideration, as determined by the court, if you comply with the procedures specified in Section 262 of the DGCL. Any such TriVascular stockholder awarded “fair value” for their shares by the court would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the merger consideration.

The following discussion is not a full summary of the law pertaining to appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this proxy statement/prospectus as Annex E. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of TriVascular common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders as in the case of the adoption of the merger agreement, TriVascular, not less than 20 days prior to the meeting, must notify each stockholder who was a TriVascular stockholder on the record date for notice of such meeting and who is entitled to exercise appraisal rights, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice, and the copy of applicable statutory provisions is attached to this proxy statement/prospectus as Annex E. A holder of TriVascular common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex E carefully. Failure to comply with the procedures set forth in Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who loses his, her or its appraisal rights will be entitled to receive the per share merger consideration.

How to Exercise and Perfect Your Appraisal Rights

TriVascular stockholders wishing to exercise their rights to seek an appraisal of their shares must do ALL of the following:

•	You must not vote in favor of the adoption of the merger agreement. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, if you vote by proxy and wish to exercise your appraisal rights, you must vote against the adoption of the merger agreement or abstain from voting your shares;

•	You must deliver to TriVascular a written demand for appraisal before the taking of the vote on the adoption of the merger agreement at the special meeting. All demands for appraisal must be executed by or on behalf of the record holder of the shares and must reasonably inform TriVascular of the identity of the stockholder of record and that the stockholder of record intends thereby to demand appraisal of his, her or its shares of common stock;

•	You must continuously hold your shares from the date of making the demand through the effective time of the merger. You will lose your appraisal rights if you transfer the shares before the effective time; and

•	You or the surviving corporation must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time. The surviving corporation is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the TriVascular stockholders to initiate all necessary action to perfect their appraisal rights in respect of shares of TriVascular common stock within the time prescribed in Section 262 of the DGCL.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the merger agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Who May Exercise Appraisal Rights

Only a record holder of shares of TriVascular common stock outstanding immediately prior to the effective time may assert appraisal rights for the shares of common stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand must reasonably inform TriVascular of the identity of the stockholder of record and that the stockholder of record intends to demand appraisal of his, her or its common stock. Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to TriVascular. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of TriVascular common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of TriVascular common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of TriVascular common stock as to which appraisal is sought. Where no number of shares of TriVascular common stock is expressly mentioned, the demand will be presumed to cover all shares of TriVascular common stock held in the name of the record owner.

IF YOU ARE A BENEFICIAL OWNER AND HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR CAUSING THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of TriVascular common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If you hold shares of TriVascular common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

TriVascular Technologies, Inc.

3910 Brickway Blvd.

Santa Rosa, California 95403

Attention: Corporate Secretary

Actions After Completion of the Merger

If the merger is completed, the surviving corporation will give written notice of the effective time within 10 days after the effective time to each stockholder of record who did not vote in favor of the merger agreement and made a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within 60 days after the effective time, stockholders who have not commenced an appraisal proceeding or joined that proceeding as a named party have the right to withdraw the demand and to accept the merger consideration in accordance with the merger agreement for their shares of TriVascular common stock. Within 120 days after the effective time, but not later, either you, provided you have complied with the requirements of Section 262 of the DGCL, or the surviving corporation may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by you, demanding a determination of the fair value of the shares of TriVascular common stock held by all dissenting stockholders. The surviving corporation is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time, provided you have complied with the provisions of Section 262 of the DGCL, you will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which TriVascular has received demands for appraisal, and the aggregate number of holders of those shares. The surviving corporation must mail this statement to you within the later of 10 days after receipt of the request and 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of common stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the surviving corporation the statement described in this paragraph.

If a petition for appraisal is duly filed in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is served on the surviving corporation, the surviving corporation will then be obligated, within 20 days after service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares. The Delaware Court of Chancery will then determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and the Delaware Court of Chancery may dismiss the appraisal proceedings as to any stockholder who fails to comply with this direction. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of TriVascular common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of TriVascular common stock at the effective time held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment. When the fair value is determined, the Delaware Court of Chancery will direct the payment of such fair value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates and book-entry shares.

In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of the shares as determined by the Delaware Court of Chancery under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration. We do not anticipate offering more than the per share merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of TriVascular common stock is less than the per share merger consideration.

If no party files a petition for appraisal within 120 days after the effective time, then you will lose the right to an appraisal, and will instead receive the merger consideration described in the merger agreement, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each dissenting stockholder is responsible for its own attorneys and expert witnesses expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

If you have duly demanded an appraisal in compliance with Section 262 of the DGCL you may not, after the effective time, vote the shares subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of TriVascular common stock as of a record date prior to the effective time.

If you have not commenced an appraisal proceeding or joined such a proceeding as a named party you may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal to the surviving corporation, except that any attempt to withdraw made more than 60 days after the effective time will require written approval of the surviving corporation, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery. Such approval may be conditioned on the terms the Delaware Court of Chancery deems just; provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the merger within 60 days. If you fail to perfect, successfully withdraw or lose your appraisal rights, your shares will be converted into the right to receive the merger consideration described in the merger agreement, without interest thereon, less any withholding taxes.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of appraisal rights. In that event, you will be entitled to receive the merger consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a holder of TriVascular common stock, either of record or beneficially, and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES COMPLIANCE WITH SECTION 262 OF THE DGCL. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

Plans for TriVascular

In connection with the merger, Endologix has reviewed and will continue to review various possible business strategies that it might consider in the event that Endologix acquires control of TriVascular, whether pursuant to the merger or otherwise. Following consummation of the merger and a review of additional information regarding TriVascular, these changes could include, among other things, changes in TriVascular’s business, operations, personnel, employee benefit plans, corporate structure, capitalization and management. See also “The Merger — Endologix’s Reasons for the Merger.”

Delisting and Termination of Registration

Following consummation of the merger, shares of TriVascular common stock will no longer be eligible for inclusion on Nasdaq and will be withdrawn from listing. Assuming that TriVascular qualifies for termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the merger is consummated, Endologix also intends to seek to terminate the registration of shares of TriVascular common stock under the Exchange Act.

Board of Directors, Management and Organizational Documents

Upon consummation of the merger, subject to applicable law, the directors of Merger Sub immediately prior to the effective time of the merger will become the initial directors of the surviving corporation, and the officers of Merger Sub immediately prior to the effective time of the merger will continue as the officers of the surviving corporation. At the effective time of the merger, the certificate of incorporation and bylaws of TriVascular will become the certificate of incorporation and bylaws of the surviving corporation.

After Endologix’s review of TriVascular and its corporate structure, management and personnel, Endologix will determine what additional changes, if any, are desirable.

Regulatory Approvals

Endologix and TriVascular have agreed to use their reasonable best efforts to consummate the merger, including taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any third party, including any governmental entity (including furnishing all information and documentary material required under the HSR Act). Each party has also agreed to use reasonable best efforts to fulfill all conditions precedent to the merger and not to take any action that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any governmental entity necessary to be obtained to consummate the merger. In that regard, Endologix and TriVascular have agreed to keep the other apprised of the status of matters relating to the completion of the merger and to work cooperatively in connection with obtaining all required consents, authorizations, orders or approvals of, or any exemptions by, any governmental entity. There can be no assurance that the requisite regulatory approvals and/or clearances will be obtained on a timely basis or at all.

It is a condition to completion of the merger that the waiting period under the HSR Act has expired or been terminated. Accordingly, and in accordance with their obligations under the merger agreement, Endologix and TriVascular each filed a Notification and Report Form with respect to the merger with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) on November 9, 2015. On November 17, 2015, Endologix and TriVascular received notice from the FTC that early termination of the waiting period under the HSR Act had been granted.

At any time before or after consummation of the merger, notwithstanding the termination or expiration of the waiting period under the HSR Act, the Antitrust Division or FTC (or any state or other governmental entity) could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the merger, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

Interests of Certain Persons in the Merger

TriVascular’s directors and executive officers may have interests in the merger and the other transactions contemplated by the merger agreement that are different from, or in addition to, the interests of the TriVascular stockholders generally. These interests may give rise to potential conflicts of interest. The TriVascular board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

Indemnification of Executive Officers and Directors

The merger agreement provides that, from and after the effective time of the merger, the surviving corporation will indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director and officer of TriVascular, when acting in their capacity as such (collectively, the “TriVascular Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such individual’s service as a director or officer of TriVascular and pertaining to matters existing or occurring or actions taken prior to the effective time of the merger. The surviving corporation will also advance expenses of each TriVascular Indemnified Party as incurred and to the fullest extent permitted by applicable law; provided that such TriVascular Indemnified Party undertakes to repay such advances if it is finally determined by a final and nonappealable judicial determination that such person was not entitled to indemnification.

The merger agreement also provides that, from and after the effective time of the merger until the sixth anniversary thereof, the organizational documents of the surviving corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were, prior to the effective time of the merger, directors, officers or employees of TriVascular than those set forth in the organizational documents of TriVascular as of the date of the merger agreement, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals.

In addition, the merger agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the merger and rights to advancement of expenses relating thereto in favor of each TriVascular Indemnified Party existing on the date of the merger agreement or at such time as is provided in TriVascular’s certificate of incorporation or bylaws or any indemnification agreements between TriVascular and such TriVascular Indemnified Party existing as of the date of the merger agreement, will survive and continue in full force and effect for a period of six years after the effective time of the merger.

Prior to the effective time of the merger, TriVascular will obtain and fully pay the premium for the extension of the coverage of TriVascular’s existing directors and officers liability insurance and fiduciary liability insurance policies for a claims reporting or discovery period of at least six years after the effective time of the merger from an insurance carrier with the same or better credit rating as TriVascular’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance, with terms, conditions, retentions and limits of liability that are at least as favorable as TriVascular’s existing policies. If

TriVascular or the surviving corporation fails to obtain such “tail” policies as of the effective time of the merger, then, for six years after the effective time of the merger, the surviving corporation must either maintain in effect the insurance policies of TriVascular in effect as of the date of the merger agreement or obtain an alternative insurance policy, in each case with terms and conditions at least as favorable as TriVascular’s existing policies; provided that the surviving corporation will not be obligated to pay annual premiums in excess of 300% of the premiums paid by TriVascular as of the date of the merger agreement.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and incorporated into this proxy statement/prospectus by reference.

Executive Officer and Director Arrangements Following the Merger

As of the date of this proxy statement/prospectus, none of TriVascular’s current executive officers has entered into any agreement with Endologix, TriVascular or their respective affiliates regarding employment with Endologix, TriVascular or their respective affiliates after the effective time of the merger, although offers of employment have been made by Endologix to certain officers of TriVascular and it is possible that Endologix, TriVascular or their respective affiliates may enter into employment or other arrangements with additional TriVascular officers in the future.

In connection with the merger, Endologix will appoint Christopher G. Chavez, TriVascular’s President and Chief Executive Officer to Class II of the Endologix board of directors. A brief description of the business experience of Mr. Chavez is set forth below.

•	Christopher G. Chavez has over 30 years of leadership experience in the medical device industry. His tenure at TriVascular, which began in 2012, included him serving as President, Chief Executive Officer and Chairman. From 2005 through August 2011, Mr. Chavez served as President of the Neuromodulation Division of St. Jude Medical, Inc. (“St. Jude Medical”) and Mr. Chavez served as CEO, President and Director of Advanced Neuromodulation Systems (“ANS”) from 1998 until its acquisition by St. Jude Medical in 2005. Prior to ANS, Mr. Chavez spent 17 years at Johnson & Johnson, most recently as Vice President and General Manager of the Infection Control Business Unit. Mr. Chavez served on the board of directors of Advanced Medical Optics Inc. from 2002 until it was acquired by Abbott Laboratories Inc. in 2009. Mr. Chavez has previously served as Chairman of the Medical Device Manufacturers Association and Chairman of the Dallas/Fort Worth Health Industry Council. Mr. Chavez received his M.B.A. from Harvard Business School and his Bachelors of Accountancy from New Mexico State University, Las Cruces. Endologix believes that Mr. Chavez’s detailed knowledge of Endologix and TriVascular and his more than 30 years of experience in the medical device industry qualify him to serve on the Endologix board of directors.

Information on all other directors and officers of Endologix can be found in its Proxy Statement on Schedule 14A, filed with the SEC on April 17, 2015, incorporated by reference herein.

Effect of the Merger on Employee Benefits

The merger agreement provides that, for the period from the effective time of the merger until the first anniversary of the effective time of the merger, Endologix will provide, or will cause the surviving corporation to provide, to each employee of TriVascular or its subsidiaries who continues to be employed by Endologix, the surviving corporation or any of their respective subsidiaries following the effective time of the merger (“Continuing TriVascular Employees”) with (i) annual cash compensation (in the form of base salary and cash-based incentive compensation opportunity) which is no less than that provided to such Continuing TriVascular Employee immediately prior to the effective time of the merger, (ii) employee benefits that are no less favorable in the aggregate than employee benefits provided to similarly situated employees of Endologix and its subsidiaries, but in no event less than those received by such Continuing TriVascular Employee immediately prior to the effective time of the merger, and (iii) an equity-based incentive compensation opportunity that is no less favorable than that provided to similarly situated employees of Endologix or its subsidiaries.

Following the effective time of the merger, Endologix will, or will cause the surviving corporation to, cause any employee benefit plans sponsored or maintained by Endologix, the surviving corporation or their respective subsidiaries in which the Continuing TriVascular Employees are eligible to participate following the closing date of the merger (collectively, the “Post-Closing Plans”) to recognize the service of each Continuing TriVascular Employee with TriVascular and its subsidiaries prior to the effective time of the merger for purposes of eligibility, vesting and benefit accrual (including vacation and other paid time off credit) under such Post-Closing Plans, to the same extent such service was recognized immediately prior to the effective time of the merger under a comparable TriVascular benefit plan in which such Continuing TriVascular Employee was eligible to participate immediately prior to the effective time of the merger; provided that such recognition of service will not (i) apply for purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Continuing TriVascular Employee with respect to the same period of service, (iii) apply for purposes of any plan, program or arrangement of Endologix or its subsidiaries that is grandfathered or frozen, either with respect to level of benefits or participation.

In addition, with respect to any Post-Closing Plan, for the plan year in which such Continuing TriVascular Employee is first eligible to participate, Endologix will (i) cause any pre-existing condition limitations or eligibility waiting periods or actively-at-work requirements under such plan to be waived with respect to such Continuing TriVascular Employee and (ii) with respect to any Post-Closing Plan that provides medical, dental, pharmaceutical or vision insurance, credit each Continuing TriVascular Employee for an amount equal to any medical, dental, pharmaceutical or vision expenses incurred by such Continuing TriVascular Employee in the year that includes the closing date of the merger (or, if later, the year in which such Continuing TriVascular Employee is first eligible to participate in such Post-Closing Plan, if applicable) for purposes of any applicable deductible, coinsurance and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the comparable TriVascular benefit plan in which such Continuing TriVascular Employee participated immediately prior to the effective time of the merger. Such credited expenses will also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

Unless otherwise directed in writing by Endologix at least five business days prior to the effective time of the merger, TriVascular will terminate its 401(k) plan(s) as of the business day immediately preceding the effective time of the merger. Following the effective time of the merger, as soon as practicable following the receipt of a favorable determination letter from the Internal Revenue Service (the “IRS”), the assets of the 401(k) plan(s) will be distributed to the participants.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of TriVascular’s named executive officers that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section TriVascular uses such term to describe the merger-related compensation payable to TriVascular’s named executive officers. For 2014, the named executive officers of TriVascular were Christopher G. Chavez, President and Chief Executive Officer; Michael R. Kramer, Chief Financial Officer; and Michael V. Chobotov, Chief Technology Officer.

Christopher G. Chavez — Mr. Chavez is the President and Chief Executive Officer of TriVascular pursuant to an employment agreement, providing that he is an “at will” employee. Under his employment agreement, in the event of a change in control, following the earlier of (i) the first anniversary of a change in control of TriVascular, or (ii) termination of the employment agreement due to death or disability, by TriVascular without cause, or Mr. Chavez’s election to terminate his employment for “good reason” following a change of control, in each case, subject to his execution of a release of claims, Mr. Chavez would be entitled to receive a lump sum severance payment in the amount of two times annual base salary and two times the “target cash bonus.” Certain terms used herein, including but not limited to, “cause”, “good reason” and “change of control,” are more specifically defined in Mr. Chavez’s employment agreement. In addition, upon a change in control, any unvested equity incentive awards would immediately vest in full. Pursuant to the employment agreement, Mr. Chavez agrees to remain employed by any successor entity for a period of at least 12 months following a change in control, on comparable employment terms, and to assist with transition issues.

In addition, if any payments or benefits received in the event of a change in control termination or otherwise would constitute a “parachute payment” within the meaning of Section 280G of the Code and such payments would be subject to the excise tax imposed by Section 4999 of the Code, then Mr. Chavez will be entitled to such additional gross-up payments as would result in the net amount retained by Mr. Chavez, after deduction of any federal, state and local income tax and any excise taxes upon these additional payments, equal to the amount of the originally intended payments and benefits.

Michael R. Kramer — Mr. Kramer is the Chief Financial Officer of TriVascular pursuant to an offer letter, providing that he is an “at will” employee. Mr. Kramer is a party to TriVascular’s Key Employee Change of Control and Severance Payment Plan, adopted by TriVascular in July 2013. Pursuant to that plan, in the event of a termination by TriVascular without cause or in the case of a constructive termination, either within three months prior to or 12 months after a change of control, Mr. Kramer would be entitled to receive a lump sum payment equal to 100% of his annual base salary, subject to the execution and non-revocation of a release of all claims. Certain terms used herein, including but not limited to, “cause”, “constructive termination” and “change of control,” are more specifically defined in the plan.

Alternatively, if Mr. Kramer remains employed by TriVascular’s successor, on the 12-month anniversary of a change of control, instead of a severance payment, he would be entitled to receive a retention bonus equal to 100% of his annual base salary. The retention bonus would be payable within 60 days following the 12-month anniversary of the change of control.

In addition, in the event of a change of control, any unvested equity incentive awards held by Mr. Kramer would become fully vested either (i) immediately prior to the closing of a change of control or (ii) upon the termination date, if he is terminated by TriVascular without cause or incurs a constructive termination within three months prior to a change of control.

In addition, if any payments or benefits received in the event of a change of control termination or otherwise would constitute a “parachute payment” within the meaning of Section 280G of the Code and such payments would be subject to the excise tax imposed by Section 4999 of the Code, then such payments will either be (i) provided to Mr. Kramer in full or (ii) reduced to such lesser amount that would result in no portion of such payments being subject to the excise tax, whichever amount, after taking into account all applicable taxes, including the excise tax, would result in Mr. Kramer’s receipt, on an after-tax basis, of the greatest amount of such payments.

Michael V. Chobotov — Dr. Chobotov is the Chief Technology Officer of TriVascular pursuant to an offer letter, providing that he is an “at will” employee. Dr. Chobotov is a party to TriVascular’s Key Employee Change of Control and Severance Payment Plan and, upon a change of control, is eligible to receive the same benefits under that plan as those described for Mr. Kramer above.

For purposes of the employment and equity arrangements above, the consummation of the merger will constitute a “change of control” under each arrangement.

Aggregate Amounts of Potential Compensation

The table below summarizes potential golden parachute compensation that each named executive officer would be entitled to receive from TriVascular if the merger is consummated and if the named executive officer’s employment with TriVascular thereafter terminates. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by each named executive officer may differ in material respects from the amounts set forth below.

Solely for purposes of calculating such potential golden parachute compensation, TriVascular has assumed that the merger occurs on January 15, 2016, including with respect to calculating the portion of equity incentive awards subject to accelerated vesting. In the event that any of the named executive officers incurs a termination of employment, such officer would be entitled to the benefits set forth in the table below.

	Golden Parachute Compensation
	Cash (1)	Equity (2)	Perquisites / Benefits	Tax Reimbursement	Total
Christopher G. Chavez President and Chief Executive Officer	$2,070,000	$498,274	$—	$1,065,347	$3,633,621
Michael R. Kramer Chief Financial Officer	$315,000	$115,734	$—	$—	$430,734
Michael V. Chobotov Chief Technology Officer	$264,000	$92,031	$—	$—	$356,031

(1)	Amounts in this column represent the lump sum cash severance payment to be made to Mr. Chavez, Mr. Kramer and Dr. Chobotov upon a termination of employment pursuant to Mr. Chavez’s employment agreement or, in the cases of Mr. Kramer and Dr. Chobotov, pursuant to TriVascular’s Key Employee Change of Control and Severance Payment Plan, and calculated as described above. These amounts assume that base salaries remain unchanged from their levels in effect on the date of this proxy statement/prospectus.
(2)	Equity value calculated based on per share consideration paid for TriVascular common stock of $5.96 determined using (i) the closing price per share of Endologix common stock of $9.04 on November 13, 2015, (ii) Endologix shares outstanding as of November 13, 2015 and (iii) TriVascular shares, options and RSUs outstanding as of November 13, 2015.

Source and Amount of Funds

Endologix estimates the aggregate amount of cash consideration required to consummate the merger will be approximately $8 million to $24 million, plus related fees and expenses. Endologix anticipates that the funds needed to complete the merger will be derived from available cash on hand.

Accounting Treatment

The merger will be accounted for as a business combination, pursuant to which Endologix will acquire TriVascular, using the acquisition method of accounting in accordance with ASC 805 and, accordingly, will generally result in the recognition of TriVascular assets acquired and liabilities assumed at fair value. However, as of the date of this proxy statement/prospectus, the valuation studies necessary to estimate the fair values of the assets acquired (including intangible assets, such as completed technology and trade names) and liabilities assumed have been performed based on publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions, as there are limitations on the type of information that can be exchanged between TriVascular and Endologix at this time. Until the merger is complete, Endologix will not have complete access to all the relevant information. Differences between these preliminary estimates and the final acquisition accounting will occur and there can be no assurances that the final valuations will not result in material changes to the preliminary allocation of the merger consideration. The excess of the merger consideration transferred over the identifiable net assets acquired reflected in the unaudited pro forma condensed combined financial statements included elsewhere in this proxy statement/prospectus will be allocated to goodwill. The final valuations will reflect appraisals prepared by independent third-parties and will be based on the actual tangible and intangible assets and liabilities that exist as of the acquisition date. The actual allocation of the merger consideration transferred may differ from the allocation assumed in the unaudited pro forma condensed combined financial statements and may result in adjustments to the unaudited pro forma condensed combined financial information.

Listing of Endologix Common Stock

Shares of Endologix common stock are listed on Nasdaq under the symbol “ELGX.” Endologix intends to submit a supplemental listing application to list on Nasdaq the shares of Endologix common stock that Endologix will issue in the merger as part of the merger consideration. Such listing is a condition to completion of the merger.

Resale of Endologix Common Stock

All Endologix common stock received by TriVascular stockholders as consideration in the merger will be freely tradable under the Securities Act, except for Endologix common stock received by any person who is deemed an “affiliate” of Endologix at the effective time of the merger. Endologix common stock held by an affiliate of Endologix may be resold or otherwise transferred without registration in compliance with the volume limitations, manner of sale requirements, notice requirements and other requirements under Rule 144 or as otherwise permitted under the Securities Act. This proxy statement/prospectus does not cover resales of Endologix common stock received upon completion of the merger by any person, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Litigation Related to the Merger

On December 7, 2015, Barry Lucido, individually and on behalf of TriVascular stockholders, filed a putative stockholder class action lawsuit in the Sonoma County Superior Court of the State of California against TriVascular, members of TriVascular’s Board of Directors, Endologix and the Merger Sub. The complaint alleges breaches of fiduciary duties by TriVascular’s directors in negotiating and approving the merger agreement as well as failure to make material disclosures in connection with the merger. The complaint alleges that Endologix and the Merger Sub aided and abetted the purported breaches of fiduciary duties. The complaint seeks injunctive relief in the form of enjoining the merger, rescissory and compensatory damages, and attorneys’ fees and expenses.

The defendants believe that the claims in the complaint are without merit and intend to defend the lawsuit vigorously.

INFORMATION ABOUT THE SPECIAL MEETING OF TRIVASCULAR STOCKHOLDERS

Overview

This proxy statement/prospectus is being provided to TriVascular stockholders as part of a solicitation of proxies by the TriVascular board of directors for use at the special meeting of TriVascular stockholders and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to TriVascular stockholders on or about January [    ], 2016. This proxy statement/prospectus provides TriVascular stockholders with information they need to be able to vote or instruct their nominee how to vote at the TriVascular special meeting.

Date, Time and Place of the TriVascular Special Meeting

TriVascular will hold a special meeting of stockholders on February 3, 2016, at 9:00 a.m. local time, at the offices Arnold & Porter LLP, Three Embarcadero Center, San Francisco, CA 94111.

The mailing address of TriVascular’s principal executive offices is 3910 Brickway Blvd., Santa Rosa, California 95403.

Attendance

Only stockholders listed on TriVascular’s records at the close of business on December 28, 2015, the record date for the special meeting, are entitled to receive notice of and to vote at the special meeting, or any adjournments or postponements of the special meeting. As of the close of business on the record date, there were 20,579,526 shares of TriVascular common stock outstanding and entitled to vote at the special meeting. For each proposal being presented at the special meeting, each holder of TriVascular common stock is entitled to one vote for each share of TriVascular common stock held as of the close of business on the record date.

If your shares are registered directly in your name with TriVascular’s transfer agent, Wells Fargo Bank, N.A., you are considered, with respect to those shares, the “stockholder of record.” If you are a stockholder of record, this proxy statement/prospectus and the enclosed proxy card have been sent directly to you by TriVascular. If you are a stockholder of record and you wish to attend the TriVascular special meeting in person, you should bring valid picture identification to the special meeting.

If you own your shares of TriVascular common stock through a broker, dealer, commercial bank, trust company or other nominee, you are considered the beneficial owner of shares held in “street name.” This proxy statement/prospectus has been forwarded to you by your broker, dealer, commercial bank, trust company or other nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner of shares held in street name, you have the right to instruct your broker, dealer, commercial bank, trust company or other nominee how to vote your shares by using the voting instruction card provided by your broker, dealer, commercial bank, trust company or other nominee included in the mailing. If your shares are held in street name and you wish to attend the TriVascular special meeting in person, you need to bring a copy of a brokerage or bank statement to the TriVascular special meeting reflecting your stock ownership as of the close of business on the record date. You should also bring valid picture identification.

Quorum

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if the holders of a majority of the shares of TriVascular common stock outstanding and entitled to vote are present in person or represented by proxy at the special meeting. On the record date, there were 20,579,526 shares outstanding and entitled to vote. Accordingly, 10,289,764 shares must be represented by stockholders present at the special meeting or by proxy to have a quorum. Abstentions and broker non-votes will be counted as present at the meeting for the purpose of determining whether there is a quorum. See “— Voting Your Shares — Shares Held in Street Name” for an explanation of broker non-votes.

Proposals

At the TriVascular special meeting, TriVascular stockholders will be asked to vote upon the following proposals:

Proposal No. 1 — Adoption of the Merger Agreement and Approval of the Transactions Contemplated by the Merger Agreement. Adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger;

Proposal No. 2 — Approval of Possible Adjournment of the TriVascular Special Meeting. Approve any motion to adjourn the special meeting, or any adjournments or postponements thereof, to another time or place if necessary or appropriate as determined by TriVascular to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

Other Business

Under the TriVascular bylaws, only such business as is brought before a special meeting by or at the direction of a majority of the members of the TriVascular board of directors, the Chairperson of the board of directors, or the Chief Executive Officer may be conducted at a special meeting of the stockholders. The TriVascular board of directors is not aware of any business other than the proposals described above to be acted upon at the TriVascular special meeting.

Vote Required

The following votes are required to approve the proposals at the TriVascular special meeting:

Proposal No. 1 — Adoption of the Merger Agreement and Approval of the Transactions Contemplated by the Merger Agreement. Provided a quorum of stockholders is present in person or by proxy at the special meeting, in order to adopt the merger agreement and approve the transactions contemplated by the merger agreement, holders of a majority of the outstanding shares of TriVascular common stock entitled to vote thereon must vote in favor of the proposal. Because approval is based on the affirmative vote of a majority of the outstanding shares of TriVascular common stock, a TriVascular stockholder’s failure to submit a proxy or to vote in person at the special meeting or an abstention from voting, or the failure of a TriVascular stockholder who holds his or her shares in “street name” through a broker, dealer, commercial bank, trust company or other nominee to give voting instructions to such broker, dealer, commercial bank, trust company or other nominee, will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

Proposal No. 2 — Approval of Possible Adjournment of the TriVascular Special Meeting. If there are not sufficient votes to adopt the merger agreement and approve the transactions contemplated by the merger agreement at the time of the special meeting or any adjournments or postponements thereof, the affirmative vote of a majority of the voting power of the shares present in person or by proxy (whether or not a quorum is present) and entitled to vote on the adjournment proposal may adjourn the special meeting to another time and place in order to solicit additional proxies. An abstention with respect to this proposal will have the same effect as a vote “AGAINST” the proposal, but a failure to submit a proxy or to vote in person at the special meeting or a failure to instruct your broker, dealer, commercial bank, trust company or other nominee on how to vote your shares with respect to this proposal will have no effect on the outcome of the vote on the proposal.

Recommendation of TriVascular Board of Directors

The TriVascular board of directors unanimously determined that the terms of the merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, TriVascular and its stockholders, determined that it is in the best interests of TriVascular and its stockholders to enter into, and declared advisable, the merger agreement and approved the execution and delivery by TriVascular of the merger agreement, the performance by TriVascular of its covenants and agreements contained in the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement on the terms and subject to the conditions contained in the merger agreement. The TriVascular board of directors unanimously recommends that TriVascular stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate as determined by TriVascular, to solicit additional proxies if there are not sufficient votes in favor of the first proposal. See “The Merger — TriVascular’s Reasons for the Merger; Recommendation of the TriVascular Board of Directors.”

TriVascular stockholders should carefully read this proxy statement/prospectus in its entirety for more information concerning the merger agreement and the transactions contemplated by the merger agreement, including the merger. In addition, TriVascular stockholders are directed to the merger agreement, which is attached to this proxy statement/prospectus as Annex A.

Share Ownership and Voting by TriVascular Officers and Directors

As of the record date for the special meeting, TriVascular’s directors, individually, and executive officers will have the right to vote approximately 1.03 million shares of TriVascular common stock, representing approximately 5.0% of the shares of TriVascular common stock then outstanding and entitled to vote at the meeting, and investment entities affiliated with the directors will have the right to vote approximately 9.3 million shares of TriVascular common stock, representing approximately 45.0% of the shares of TriVascular common stock then outstanding and entitled to vote at the meeting. It is expected that TriVascular’s directors, their affiliated investment entities, and executive officers who are stockholders of TriVascular will vote “FOR” the proposal to adopt the merger agreement, and “FOR” adjournment of the special meeting, if necessary or appropriate as determined by TriVascular, to solicit additional proxies if there are not sufficient votes in favor of the first proposal, although none of them has entered into any agreement requiring them to do so, except as set forth below.

Endologix entered into voting agreements with stockholders that are executive officers and directors of TriVascular and, in the case of the directors, investment entities affiliated with those directors, representing approximately 32.5% of the shares of TriVascular common stock, agreeing to vote in favor of the adoption of the merger agreement and the transactions contemplated by the merger agreement.

Voting Your Shares

Shares Held of Record

If you are a TriVascular stockholder of record, you may submit a proxy to instruct the persons named as proxy holders how to vote your shares. If you properly complete, sign, date and return the proxy card enclosed with this proxy statement/prospectus, your shares will be voted in accordance with your instructions. TriVascular stockholders may also submit a proxy over the internet at www.proxypush.com/triv or by telephone toll free at (866) 883-3382 by close of business on the day immediately preceding the TriVascular special meeting. More detailed voting instructions are printed on the proxy card you received. Any such method of submitting a proxy will enable your shares to be represented and voted at the special meeting.

If you submit a proxy, the named proxy holders will vote all shares at the special meeting for which your proxy has been properly submitted and not revoked. If you sign, date and return your proxy card but do not mark your card to instruct the proxy holders how to vote with respect to any particular proposal, your shares will be voted “FOR” such proposal.

TriVascular stockholders may also vote in person by ballot at the TriVascular special meeting, although attending the special meeting will not in and of itself constitute a vote or serve to revoke a properly submitted proxy. TriVascular recommends that you submit your proxy even if you plan to attend the TriVascular special meeting. If you vote by proxy, you may change your vote, among other ways, if you attend and vote at the TriVascular special meeting.

Shares Held in Street Name

If your shares of TriVascular common stock are held in an account through a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee how to vote your shares by following the instructions that broker, dealer, commercial bank, trust company or other nominee provides you along with this proxy statement/prospectus. Your broker, dealer, commercial bank, trust company or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares, so you should read carefully the materials provided to you by your broker, dealer, commercial bank, trust company or other nominee. If you do not receive materials from your broker, dealer, commercial bank, trust company or other nominee, you should contact your broker, dealer, commercial bank, trust company or other nominee to seek such materials to ensure that your TriVascular shares are represented and voted at the special meeting.

If you do not provide voting instructions to your broker, dealer, commercial bank, trust company or other nominee, it will nevertheless be entitled to vote your shares on “discretionary” items but will not be permitted to do so on “non-discretionary” items. None of the proposals at the TriVascular special meeting are discretionary matters. As such, without your instructions, nominees do not have discretionary authority to vote on any of the proposals to be voted on at the TriVascular special meeting.

A “broker non-vote” occurs when a broker, dealer, commercial bank, trust company or other nominee does not vote shares that it holds in “street name” on behalf of a beneficial owner with respect to a particular proposal, because the beneficial owner has not provided voting instructions to the nominee with respect to such proposal and that proposal is a non-discretionary item, but the broker, dealer, commercial bank, trust company or other nominee votes shares that it holds in “street name” on behalf of a beneficial owner with respect to at least one other proposal, because either the beneficial owner has provided voting instructions to the nominee with respect to such proposal or the proposal is discretionary, such that the nominee may vote on behalf of the beneficial owner even without receiving voting instructions. Because brokers, dealers, commercial banks, trust companies and other nominees do not have discretionary voting with respect to any of the proposals to be voted on at the TriVascular special meeting, if a beneficial owner of shares of TriVascular common stock held in “street name” does not give voting instructions to the broker, dealer, commercial bank, trust company or other nominee for any proposal, then those shares will not be voted with respect to such proposal.

TriVascular stockholders who hold their shares in street name may also vote in person by ballot at the TriVascular special meeting; provided that they bring a copy of a brokerage or bank statement to the TriVascular special meeting reflecting their stock ownership as of the close of business on the record date, although attending the special meeting will not in and of itself constitute a vote or serve to revoke a properly submitted proxy provided on a TriVascular stockholder’s behalf. TriVascular recommends that you instruct your broker, dealer, commercial bank, trust company or other nominee how to vote your shares even if you plan to attend the TriVascular special meeting.

Do Not Send Stock Certificates

TriVascular stockholders should not send in their common stock certificates with their proxy cards.

TriVascular stockholders of record will be sent materials for exchanging shares of TriVascular common stock shortly after the effective time of the merger.

Revoking Your Proxy

Shares Held of Record

If you are a TriVascular stockholder of record, you may revoke your proxy and change your vote at any time before it is voted at the special meeting by:

•	submitting a proxy again by telephone or on the internet, because only your latest telephone or internet proxy vote will be counted;

•	properly completing, signing, dating and returning another proxy card with a later date;

•	voting in person by ballot at the special meeting; or

•	giving written notice of such revocation to TriVascular’s Secretary prior to or at the special meeting.

Shares Held in Street Name

If your shares of TriVascular common stock are held in “street name” by a broker, dealer, commercial bank, trust company or other nominee, you may change your vote at any time before it is voted at the special meeting by:

•	following the instructions of your broker, dealer, commercial bank, trust company or other nominee regarding the revocation of proxies (note that your broker, dealer, commercial bank, trust company or other nominee may have an earlier deadline with respect to instructing it with respect to the revocation of proxies); or

•	voting in person by ballot at the special meeting; provided that you bring a copy of a brokerage or bank statement to the TriVascular special meeting reflecting your stock ownership as of the close of business on the record date.

Costs of Solicitation

Except as provided in the merger agreement and described under “Merger Agreement — Expenses,” TriVascular will bear the cost of soliciting proxies from its stockholders as well as the costs associated with the filing, printing, publication and mailing of this proxy statement/prospectus to TriVascular stockholders.

TriVascular will solicit proxies on behalf of its board of directors by mail, telephone, facsimile or other electronic means or in person. TriVascular will make arrangements with brokers, dealers, commercial banks, trust companies or other nominees for forwarding proxy solicitation material to the beneficial owners of shares of TriVascular common stock held of record by those persons and will reimburse them for their reasonable expenses incurred in forwarding such proxy solicitation materials.

Inspector of Election

The TriVascular board of directors has appointed Kimberley A. Elting, TriVascular’s Corporate Secretary, to act as inspector of election at the TriVascular special meeting.

Results of TriVascular Special Meeting

TriVascular expects to announce the preliminary voting results at the special meeting. In addition, within four business days following certification of the final voting results, TriVascular intends to file a Current Report on Form 8-K with the SEC reporting such voting results.

“Householding” of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. TriVascular and some brokers “household” proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or TriVascular that they or TriVascular will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account, or TriVascular if you hold shares directly in your name. You can notify TriVascular by sending a written request to Corporate Secretary, TriVascular Technologies, Inc., 3910 Brickway Blvd., Santa Rosa, California 95403 or by calling 707-573-8800.

Assistance

If you need assistance in completing your proxy card or have questions regarding the TriVascular special meeting, please contact Kimberley A. Elting, TriVascular’s Corporate Secretary at (707) 543-8800.

MERGER AGREEMENT

The following summary describes certain material provisions of the merger agreement entered into by Endologix, Merger Sub and TriVascular, a copy of which is attached to this proxy statement/prospectus as Annex A and incorporated into this proxy statement/prospectus by reference. This summary may not contain all of the information about the merger agreement that is important to TriVascular stockholders, and TriVascular stockholders are encouraged to read the merger agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the merger agreement and not this summary.

The summary of the merger agreement is intended to provide information regarding the terms of the merger agreement and is not intended to modify or supplement any factual disclosures about Endologix or TriVascular in its public reports filed with the SEC. In particular, the merger agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to any party to the merger agreement. The merger agreement includes representations, warranties and covenants of the parties thereto made solely for the benefit of such parties. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the parties to the merger agreement and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to Endologix’s or TriVascular’s SEC filings or may have been used for purposes of allocating risk among the parties rather than establishing matters as facts. TriVascular stockholders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the parties to the merger agreement.

The Merger

The merger refers to the merger of Merger Sub with and into TriVascular, with TriVascular surviving the merger. After the merger, TriVascular will be a direct wholly owned subsidiary of Endologix, and the former stockholders of TriVascular will no longer have any direct ownership interest in the surviving corporation.

Effect of the Merger

At the effective time of the merger, by virtue of the merger and without any action on the part of the parties to the merger agreement or the holder of any securities of TriVascular or Merger Sub:

•	Each share of TriVascular common stock outstanding immediately prior to the effective time of the merger that is owned or held in treasury by TriVascular and each share of TriVascular common stock outstanding immediately prior to the effective time of the merger that is owned by Endologix, any subsidiary of Endologix (including Merger Sub), TriVascular or any subsidiary of TriVascular, will no longer be outstanding and will automatically be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

•	Each share of TriVascular common stock outstanding immediately prior to the effective time of the merger, other than the cancelled shares and any shares of TriVascular common stock held by TriVascular stockholders demanding appraisal of such shares and who have complied with all applicable appraisal procedures and requirements in accordance with Delaware law, will be automatically converted into the right to receive the merger consideration. From and after the effective time of the merger, all such shares of TriVascular common stock will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder of such shares will cease to have any rights with respect to such shares, except the right to receive the merger consideration (including cash in lieu of any fractional shares), and the payment of any dividends or other distributions, without interest, which prior to proper exchange of such shares had become payable with respect to the Endologix common stock issuable as stock consideration in respect of such shares, all upon proper surrender of such shares.

The effects of the merger will be as provided in the merger agreement and in the applicable provisions of the DGCL. Without limiting the foregoing, and subject thereto, at the effective time of the merger, all of the property, rights, privileges, powers and franchises of TriVascular and Merger Sub will vest in the surviving corporation, and all debts, liabilities and duties of TriVascular and Merger Sub will become the debts, liabilities and duties of the surviving corporation, all as provided under the DGCL.

See also “The Merger — Plans for TriVascular — Board of Directors, Management and Organizational Documents.”

Effectiveness of the Merger

The merger will be completed as soon as practicable following adoption of the merger agreement by TriVascular stockholders, assuming the satisfaction or waiver of the other closing conditions at such time.

The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware unless a later date is specified therein.

Merger Consideration

The merger consideration payable at closing consists of, for each share of TriVascular common stock:

•	stock consideration, comprised of shares of Endologix common stock, par value $0.001 per share, equal to: (i) 19.999% of the then outstanding shares of Endologix common stock; divided by (ii) the fully diluted number of shares of TriVascular common stock then outstanding (including shares of TriVascular common stock issued upon the exercise of TriVascular’s stock options and warrants immediately prior to the effective time of the merger, shares of TriVascular common stock issuable upon the exercise of certain warrants to be assumed by Endologix at the effective time of the merger, shares of TriVascular common stock issued upon settlement of outstanding RSUs immediately prior to the effective time of the merger, and shares of TriVascular common stock issued upon the conversion of certain convertible debt prior to the effective time of the merger, if such conversion takes place); and

•	cash consideration, comprised of an amount in cash determined immediately prior to the effective time of the merger equal to: (i) the sum of the intrinsic value of outstanding stock options and warrants, the intrinsic value of outstanding RSUs, the cash proceeds, if any, from the exercise of options and warrants after September 11, 2015, the date of the letter of intent entered into by TriVascular and Endologix, and prior to the effective time of the merger, and the value of the shares of TriVascular common stock issued upon the conversion of certain convertible debt, if applicable; divided by (ii) the fully diluted number of shares of TriVascular common stock then outstanding (as described above, but excluding shares of TriVascular common stock issuable upon the exercise of certain warrants to be assumed by Endologix at the effective time of the merger).

Fractional Shares

Endologix will not issue fractional shares of Endologix common stock in the merger.

Each holder of shares of TriVascular common stock that are converted into the right to receive the merger consideration in the merger, who otherwise would be entitled to receive a fraction of a share of Endologix common stock (after aggregating all shares represented by certificates and held in electronic book-entry form delivered by such holder), will be entitled to receive, in lieu thereof and upon surrender thereof, cash rounded up to the nearest cent in an amount determined by multiplying (i) the closing price per share of Endologix common stock on Nasdaq on the closing date of the merger by (ii) the fraction of a share of Endologix common stock (after aggregating all shares represented by certificates and held in electronic book-entry form delivered by such holder rounded up to the nearest one thousandth when expressed in decimal form) to which such holder would otherwise be entitled.

No holder will be entitled to voting rights, dividends or any other rights in respect of any fractional share of Endologix common stock.

Exchange of TriVascular Stock Certificates for the Merger Consideration

Endologix has retained American Stock Transfer and Trust Company as the depositary and exchange agent for the merger to handle the exchange of shares of TriVascular common stock for the merger consideration.

To effect the exchange of shares of TriVascular common stock that were converted into the right to receive the merger consideration upon the consummation of the merger, promptly after the effective time of the merger, the exchange agent will mail to each record holder of TriVascular common stock a letter of transmittal and instructions for surrendering the stock certificates that formerly represented shares of TriVascular common stock and instructions for use in effecting surrender of book-entry shares for the merger consideration. After surrender to the exchange agent of the stock certificates or book-entry shares, together with a duly completed and validly executed letter of transmittal and/or any other documents as may customarily be required by the exchange agent, the record holder of the surrendered shares will be entitled to receive the merger consideration (including cash in lieu of any fractional shares), and the payment of any dividends or other distributions, without interest, which prior to proper exchange of such shares had become payable with respect to the Endologix common stock issuable as stock consideration in respect of such shares.

After the effective time of the merger, the stock certificates or book-entry shares that have not been surrendered will represent only the right to receive, upon such surrender, the merger consideration to which such holder is entitled by virtue of the merger and any dividends or other distributions payable to such holder upon such surrender.

Treatment of TriVascular Equity Awards; Employee Stock Purchase Plan

Consideration for Options

As agreed by Endologix under the terms of the merger agreement, if the merger is consummated, neither Endologix nor the surviving corporation will assume or continue any stock options, or substitute any other options or securities for such stock options. On the day that is five days immediately prior to the effective time of the merger, the vesting schedules of all outstanding stock options will be accelerated in full (contingent upon the consummation of the merger). Holders of such vested stock options who exercise them in accordance with their terms prior to the effective time of the merger will be deemed to hold the underlying shares of TriVascular common stock, and such shares will be converted into the right to receive the merger consideration. At the effective time of the merger, by virtue of the merger and without any action on the part of the holders thereof, any unexercised stock options outstanding immediately prior to the effective time of the merger will terminate and cease to be outstanding, and will be cancelled, and no consideration will be delivered in exchange therefor.

Consideration for RSUs

As agreed by Endologix under the terms of the merger agreement, if the merger is consummated, neither Endologix nor the surviving corporation will assume or continue any RSUs, or substitute any other stock options or securities for such RSUs. On the day that is five days immediately prior to the effective time of the merger, the vesting and settlement schedules of all outstanding RSUs will be accelerated in full (contingent upon the consummation of the merger). The number of shares of TriVascular common stock subject to each such RSUs will be issued to the holder of the RSUs as of such date, and such shares of TriVascular common stock will be automatically converted into the right to receive the merger consideration at the effective time of the merger.

TriVascular Employee Stock Purchase Plan

Each outstanding offering period under the ESPP that is in progress as of the effective time of the merger will terminate on the business day immediately prior to the effective time of the merger, and be the final offering period under the ESPP. The accumulated contributions of each participant under the ESPP will be used to purchase TriVascular common stock on the business day immediately prior to the effective time of the merger (with any participant payroll deductions not applied to the purchase of shares returned to the participant). The ESPP will terminate as of the effective time of the merger.

Consideration for Warrants

As agreed by Endologix under the terms of the merger agreement, prior to the effective time, TriVascular will effect the exercise of any warrants that, in accordance with their terms, will be deemed automatically exercised as a result of the merger. Holders of any such warrants will be deemed to hold the underlying shares of TriVascular common stock as of the effective time of the merger, and such shares of TriVascular common stock will be converted, by virtue of the merger and without any action on the part of the holders thereof, into the right to receive the merger consideration. Any in-the-money warrants that are not exercised, whether automatically or otherwise, prior to the effective time of the merger in accordance with their terms will be cancelled and terminated as of the effective time of the merger and no consideration will be issued to the holders of such warrants with respect thereto. Any out-of-the-money warrants that are not exercised, whether automatically or otherwise, prior to the effective time of the merger in accordance with their terms will be assumed by Endologix at the effective time of the merger.

Conditions to the Merger

Completion of the merger is subject to a number of conditions.

The respective obligations of each party to effect the merger are subject to the satisfaction or waiver of the following conditions on or prior to the closing date of the merger:

•	TriVascular Stockholder Approval — the merger agreement has been adopted (and the transactions contemplated by the merger agreement have been approved) by holders of at least a majority of the outstanding shares of TriVascular common stock entitled to vote thereon;

•	Regulatory Approval — any waiting period (and extensions thereof) applicable to the merger under the HSR Act has expired or been terminated;

•	Effectiveness of Form S-4 — the registration statement on Form S-4 of which this proxy statement/prospectus is a part has been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the Form S-4 has been issued by the SEC and no proceedings for that purpose have been initiated or threatened by the SEC;

•	Listing of Endologix Common Stock — the shares of Endologix common stock to be issued as merger consideration in the merger have been approved for listing on Nasdaq, subject to official notice of issuance (provided that Endologix will not be entitled to invoke this condition to avoid completing the merger if it has not complied in all material respects with its obligations under the merger agreement with respect to submitting the requisite listing application to Nasdaq); and

•	No Legal Prohibition — no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect, and no law has been adopted or is effective, in each case, that restrains, enjoins, prohibits or makes illegal the consummation of the merger.

The obligations of Endologix and Merger Sub to effect the merger are subject to the satisfaction (or waiver by Endologix and Merger Sub, to the extent permissible under applicable law) of the following conditions on or prior to the closing date of the merger:

•	Accuracy of TriVascular’s Representations — (i) the representations and warranties of TriVascular in Article III of the merger agreement (other than the representations and warranties regarding organization of TriVascular, capitalization of TriVascular, outstanding TriVascular stock options, warrants, RSUs and other equity awards, corporate authority to execute, deliver and perform the merger agreement and valid execution, delivery and enforceability of the merger agreement) are true and correct in all material respects both at and as of the date of the merger agreement and as of the closing date of the merger as though made at and as of the closing date of the merger, other than for failures to be true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) the representations and warranties regarding organization of TriVascular, capitalization of TriVascular, outstanding TriVascular stock options, warrants, RSUs and other stock awards, corporate authority to execute, deliver and perform the merger agreement and valid execution, delivery and enforceability of the merger agreement will be true and correct in all material respects as of the date of the merger agreement and at and as of the closing date, as though made at and as of the closing date; provided, in each case, that representations and warranties that are made as of a particular date or period need be true and correct only as of such date or period;

•	TriVascular’s Performance of Obligations — TriVascular has performed and complied in all material respects with all covenants required by the merger agreement to be performed or complied with by it prior to the closing date of the merger;

•	TriVascular Approvals — TriVascular has obtained certain third-party, governmental or other approvals as set forth in the merger agreement.

•	No Company Material Adverse Effect — During the period from the date of the merger agreement until the effective time of the merger, there has not occurred a Company Material Adverse Effect, and no event has occurred or circumstance exists that, in combination with any other events or circumstances, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	TriVascular Closing Certificate — TriVascular has delivered to Endologix a certificate, dated as of the closing date of the merger and signed by TriVascular’s Chief Executive Officer or another senior executive officer, certifying that the conditions regarding the accuracy of its representations and warranties, compliance with its covenants and the absence of a Company Material Adverse Effect have been satisfied; and

•	Endologix Tax Opinion — Endologix has received a written opinion from Arnold & Porter, TriVascular’s legal counsel, in form and substance reasonably satisfactory to Endologix, dated as of the closing date of the merger, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligations of TriVascular to effect the merger are subject to the satisfaction (or waiver by TriVascular, to the extent permissible under applicable law) of the following conditions on or prior to the closing date of the merger:

•

Accuracy of Endologix’s Representations — (i) the representations of Endologix set forth in Article IV of the merger agreement (other than the representations and warranties regarding organization of Endologix and Merger Sub, capitalization of Endologix, corporate authority to execute, deliver and perform the merger agreement and capitalization of Merger Sub) are true and correct in all material respects both at and as of the date of the merger agreement and at and as of the closing date of the merger as though made at and as of the closing date of the merger, other than for failures to be so true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and do not prevent or materially delay Endologix from consummating the merger in accordance with the terms of the merger agreement and (ii) the representations and warranties of Endologix regarding organization of Endologix and Merger Sub, capitalization of Endologix, corporate authority to execute, deliver and perform the merger agreement and capitalization of Merger Sub are true and correct in all material respects at and as of the date of the merger agreement and at and as of the closing date of the merger as though made at and as of the closing date of the merger; provided, in each case, that representations and warranties that are made as of a particular date or period need to be true and correct only as of such date or period;

•	Performance of Obligations of Endologix and Merger Sub — Endologix and Merger Sub have performed and complied in all material respects with all covenants required by the merger agreement to be performed or complied with by them prior to the closing date of the merger;

•	Parent Approvals — Endologix has obtained certain third-party, governmental or other approvals as set forth in the merger agreement.

•	No Endologix Material Adverse Effect — During the period from the date of the merger agreement until the effective time of the merger, there has not occurred a Parent Material Adverse Effect, and no event has occurred or circumstance exists that, in combination with any other events or circumstances, has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

•	Endologix Closing Certificate — Endologix has delivered to TriVascular a certificate, dated the closing date of the merger and signed by Endologix’s Chief Executive Officer or another senior executive officer, certifying that the conditions regarding the accuracy of its representations and warranties, compliance with its covenants and the absence of a Parent Material Adverse Effect have been satisfied; and

•	TriVascular Tax Opinion — TriVascular has received a written opinion from SYCR, Endologix’s counsel, in form and substance reasonably satisfactory to TriVascular, dated as of the closing date of the merger, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Material Adverse Effect

A “Company Material Adverse Effect” is defined by the merger agreement to mean any fact, change, circumstance, event, occurrence or development that has a material adverse effect on the financial condition, business or results of operations of TriVascular and its subsidiaries, taken as a whole; provided that none of the following will be taken into account in determining whether there has been, is or would be a Company Material Adverse Effect:

(i) any changes in global or national economic conditions, including securities, credit, financial or other capital markets conditions;

(ii) any changes in conditions generally affecting the medical device industry;

(iii) any decline in the market price or trading volume of TriVascular common stock on Nasdaq; provided that such a decline will not prevent or otherwise affect a determination that any change, effect or development underlying such decline has resulted in or contributed to a Company Material Adverse Effect;

(iv) any failure, in and of itself, by TriVascular or any of its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; provided that such failure will not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in or contributed to a Company Material Adverse Effect;

(v) the execution and delivery of the merger agreement, the performance by any party of its obligations under the merger agreement or the public announcement or pendency of the merger or any of the other transactions contemplated by the merger agreement, including the impact thereof on the relationships, contractual or otherwise, of TriVascular or its subsidiaries with its employees or with any other third party;

(vi) changes or proposed changes in GAAP or in laws applicable to TriVascular or its subsidiaries or the enforcement or interpretation thereof;

(vii) any geopolitical conditions, the outbreak or escalation of hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening thereof if threatened or underway as of the date of the merger agreement; or

(viii) any action expressly required to be taken pursuant to or in accordance with the merger agreement or taken with the consent of Endologix or Merger Sub;

except to the extent that the developments in (i), (ii), (vi) or (vii) have a disproportionate adverse effect on TriVascular and its subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other medical device companies (in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect).

A “Parent Material Adverse Effect” is defined by the merger agreement to mean any fact, change, circumstance, event, occurrence or development that has a material adverse effect on the financial condition, business or results of operations of Endologix and its subsidiaries, taken as a whole; provided that none of the following will be taken into account in determining whether there has been, is or would be a Parent Material Adverse Effect:

(i) any changes in global or national economic conditions, including securities, credit, financial or other capital markets conditions;

(ii) any changes in conditions generally affecting the medical device industry;

(iii) any decline in the market price or trading volume of Endologix common stock on Nasdaq; provided that such decline will not prevent or otherwise affect a determination that any change, effect or development underlying such decline has resulted in or contributed to a Parent Material Adverse Effect;

(iv) any failure, in and of itself, by Endologix or its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; provided that such failure will not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in or contributed to a Parent Material Adverse Effect;

(v) the execution and delivery of the merger agreement, the performance by any party of its obligations under the merger agreement, the consummation of the transactions contemplated by the merger agreement or the public announcement or pendency of the merger or any of the other transactions contemplated by the merger agreement, including the impact thereof on the relationships, contractual or otherwise, of Endologix or its subsidiaries with its employees or with any other third party;

(vi) changes or proposed changes in GAAP or in laws applicable to Endologix or its subsidiaries or the enforcement or interpretation thereof;

(vii) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of the merger agreement; or

(viii) any action expressly required to be taken pursuant to or in accordance with the merger agreement or taken with the consent of TriVascular;

except to the extent that the developments in (i), (ii), (vi) or (vii) have a disproportionate adverse effect on Endologix and its subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other medical device companies (in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect).

Representations and Warranties

The merger agreement contains customary representations and warranties of TriVascular, including with respect to:

•	organization and qualification;

•	capitalization;

•	corporate authority relative to the merger agreement;

•	financial statements;

•	internal controls and procedures;

•	the absence of undisclosed liabilities;

•	compliance with applicable laws;

•	regulatory matters;

•	environmental matters;

•	employee benefit plans;

•	absence of certain changes or events;

•	investigations and litigation;

•	information supplied;

•	tax matters;

•	employment and labor matters;

•	intellectual property;

•	real property;

•	insurance;

•	fairness opinion of a financial advisor;

•	material contracts;

•	finders or brokers; and

•	state takeover statutes.

The merger agreement also contains customary representations and warranties of Endologix and Merger Sub, including with respect to:

•	organization and qualification;

•	capitalization;

•	corporate authority relative to the merger agreement;

•	financial statements;

•	internal controls and procedures;

•	the absence of undisclosed liabilities;

•	compliance with applicable laws;

•	regulatory matters;

•	environmental matters;

•	absence of certain changes or events;

•	investigations and litigation;

•	information supplied;

•	employment and labor matters;

•	intellectual property;

•	finders or brokers;

•	ownership of Endologix common stock; and

•	tax matters.

The representations and warranties contained in the merger agreement do not survive completion of the merger. The representations, warranties and covenants made by TriVascular in the merger agreement are qualified by information contained in the disclosure schedules delivered to Endologix and Merger Sub in connection with the execution of the merger agreement. The representations, warranties and covenants made by Endologix and Merger Sub in the merger agreement are qualified by information contained in the disclosure schedules delivered to TriVascular in connection with the execution of the merger agreement. Stockholders are not third-party beneficiaries of these representations and warranties under the merger agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of TriVascular or any of its affiliates or of Endologix or any of its affiliates.

No Solicitation of Other Offers by TriVascular

Under the terms of the merger agreement, subject to certain exceptions described below, TriVascular has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, financial advisors, investment bankers, attorneys and accountants (“representatives”) not to, directly or indirectly through intermediaries:

•	solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a takeover proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, a takeover proposal; or

•	approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle (whether written, oral, binding or non-binding) with respect to a takeover proposal.

Notwithstanding the prohibitions described above, TriVascular may (i) furnish information (including non-public information) with respect to TriVascular and its subsidiaries to a person making a takeover proposal if TriVascular receives from such person an executed confidentiality agreement containing terms that are not less restrictive to the other party than those contained in the confidentiality agreement between TriVascular and Endologix (provided that TriVascular concurrently provides Endologix with any non-public information concerning TriVascular or its subsidiaries that it provides the other party that Endologix has not previously received); and (ii) engage in discussions and negotiations with the person making the takeover proposal, if at any time after the date of the merger agreement and prior to the earlier of the receipt of TriVascular stockholder approval or the termination of the merger agreement:

•	TriVascular or any of its representatives receives a bona fide, unsolicited written takeover proposal from any person that did not result from a knowing or intentional breach of TriVascular’s non-solicitation obligations under the merger agreement; and

•	the TriVascular board of directors determines in good faith after consultation with its independent financial advisor and outside legal counsel that such takeover proposal constitutes or is reasonably likely to lead to a superior proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

A “takeover proposal” for purposes of the merger agreement means any inquiry, proposal or offer from any person (other than Endologix or its subsidiaries) relating to:

•	a merger, consolidation, business combination, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving TriVascular or any of its subsidiaries;

•	an acquisition of 25% or more of the outstanding shares of TriVascular common stock or securities of TriVascular representing more than 25% of the total voting power of TriVascular;

•	an acquisition (including the acquisition of stock in a subsidiary of TriVascular) of assets or businesses of TriVascular or its subsidiaries, including pursuant to a joint venture, representing 25% or more of the fair market value of the total consolidated assets, the consolidated net revenues or consolidated net income of TriVascular and its subsidiaries (other than sales of inventory in the ordinary course of business, leases in the ordinary course of business and nonexclusive licenses in the ordinary course of business); or

•	any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 25% or more of the outstanding shares of TriVascular common stock or securities of TriVascular representing more than 25% of the voting power of TriVascular.

A “superior proposal” for purposes of the merger agreement means any written takeover proposal (substituting “50%” for all references to “25%” in the definition of such term) that the TriVascular board of directors determines in good faith, after consultation with its outside financial advisor and outside legal counsel, taking into account the timing, likelihood of consummation, legal, financial, regulatory and other aspects of such takeover proposal, including the financing terms thereof, and such other factors as the TriVascular board of directors considers to be appropriate, and taking into account any revisions to the terms of the merger agreement proposed by Endologix in response to such takeover proposal, is more favorable to the stockholders of TriVascular than the merger with Endologix pursuant to the merger agreement.

Under the merger agreement, TriVascular is obligated to notify Endologix in writing promptly (and in no event later than 48 hours) after receiving a takeover proposal or a request for information relating to TriVascular or its subsidiaries that contemplates a takeover proposal. Such notice to Endologix must include the identity of the person making the takeover proposal and the material terms and conditions of the takeover proposal (including an unredacted copy of the takeover proposal if it is in writing or, where such takeover proposal is not in writing, a description of the terms of the takeover proposal). TriVascular must also keep Endologix reasonably informed, on a reasonably current basis, as to the status of discussions or negotiations relating to such takeover proposal, including by promptly (and in no event later than 48 hours after receipt) providing Endologix with copies of any correspondence, proposals, indications of interest and/or draft agreements relating to such takeover proposal.

Notwithstanding the prohibitions described above, if at any time after the date of the merger agreement and prior to the earlier of the receipt of TriVascular stockholder approval or the termination of the merger agreement, TriVascular receives a bona fide written takeover proposal from any person that did not result from a knowing or intentional breach of its non-solicitation obligations under the merger agreement and the TriVascular board of directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, (i) constitutes a superior proposal and (ii) that the failure to terminate the merger agreement in order to enter into a definitive alternative acquisition agreement with respect to such superior proposal would be inconsistent with the directors’ fiduciary duties under applicable law, then the TriVascular board of directors may terminate the merger agreement, but only if:

•	prior to the termination, TriVascular provides Endologix with no fewer than four business day’s prior written notice of its intention to take such action, attaching a copy of the superior proposal or any proposed agreement for a superior proposal and a copy of any related financing commitments in TriVascular’s possession (or, where no written copy is available, a description of such superior proposal or proposed agreement for a superior proposal), and during the four business day period, TriVascular has negotiated in good faith with Endologix during such notice period, to the extent Endologix wishes to negotiate, concerning any revisions to the terms of the merger agreement proposed by Endologix and either (i) Endologix has not irrevocably proposed revisions to the merger agreement prior to the end of such period or (ii) if Endologix within such period has proposed irrevocable revisions to the terms of the merger agreement, the TriVascular board of directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that the takeover proposal remains a superior proposal with respect to Endologix’s revised proposal and that the failure to terminate the merger agreement and accept such superior proposal would be inconsistent with the directors’ fiduciary duties under applicable law; provided that, in the event of any change to any of the financial terms of such takeover proposal, TriVascular must deliver to Endologix an additional notice consistent with the notice described above and the four business day notice period will be extended for an additional two business days after notification of such change to Endologix to the extent Endologix wishes to negotiate;

•	prior to or substantially simultaneously with such termination, TriVascular must enter into a definitive agreement with respect to such superior proposal; and

•	immediately prior to or concurrently with such termination, TriVascular must pay Endologix the termination fee (See “— Termination of the Merger Agreement”).

Change of Recommendation

The merger agreement requires the TriVascular board of directors to recommend that TriVascular stockholders vote in favor of adopting the merger agreement at any meeting of TriVascular stockholders held for such purpose. In general, the TriVascular board of directors may not change such recommendation unless it has determined that the failure to so change its recommendation would be inconsistent with directors’ fiduciary duties, including as a result of a superior proposal or the occurrence of an intervening event, as more particularly described below.

More specifically, other than as described below (any of the following being a “change of recommendation”), the TriVascular board of directors may not:

•	fail to include the recommendation in favor of the merger in the TriVascular proxy statement when it is distributed to TriVascular stockholders;

•	change, qualify, withhold, withdraw or modify (or authorize or publicly propose to change, qualify, withhold, withdraw or modify) the recommendation in favor of the merger in a manner adverse to Endologix;

•	publicly make any recommendation in connection with any tender or exchange offer by any person other than Endologix, other than a recommendation against such offer or a temporary “stop, look and listen” communication;

•	adopt, approve or recommend, or publicly propose to adopt, approve or recommend a takeover proposal to TriVascular stockholders; or

•	if a takeover proposal has been publicly announced or disclosed, fail to recommend against such takeover proposal or fail to affirm the recommendation in favor of the merger with Endologix, in either case on or prior to the later of the second business day prior to the date of the TriVascular stockholder meeting and the tenth business day after public announcement of any takeover proposal (and in any event at least one business day prior to the date of the TriVascular stockholder meeting, as applicable).

The merger agreement also prohibits the TriVascular board of directors from authorizing, causing or permitting TriVascular or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement or agreement in principle with respect to any takeover proposal.

Notwithstanding the above, if either (i) the TriVascular board of directors receives a bona fide written takeover proposal that did not result from a knowing or intentional breach of its non-solicitation obligations under the merger agreement or (ii) an intervening event has occurred, in each case, prior to the earlier of the receipt of TriVascular stockholder approval or the termination of the merger agreement, the TriVascular board of directors may make a change of recommendation, in either case if and only if:

•	prior to taking such action, the TriVascular board of directors has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law;

•	prior to taking such action, TriVascular has given Endologix at least four business days’ prior written notice of its intention to take such action and, in the case of termination of the merger agreement to enter into a superior proposal, TriVascular has provided to Endologix the information specified below with respect to any superior proposal (with new notice required and a new notice period commencing (equal to the longer of two business days and the period remaining under any ongoing notice period) for any change to the financial terms or other material terms of a superior proposal) or, in the case of a change of recommendation other than in connection with a takeover proposal, TriVascular has specified to Endologix in reasonable detail the potential reasons for the change of recommendation;

•	if applicable, TriVascular has provided Endologix with the terms and conditions of, and the identity of any person making, any such superior proposal and a copy of the superior proposal or any proposed acquisition agreements with respect to the superior proposal and a copy of any related financial commitments in TriVascular’s possession (or, in each case, if not in writing, a written summary of the terms thereof);

•	TriVascular has negotiated in good faith with Endologix during such notice period, to the extent that Endologix wishes to negotiate, concerning any revisions to the merger agreement proposed by Endologix; and

•

following such notice period, the TriVascular board of directors has determined, after consultation with its independent financial advisor and outside legal counsel, and giving due consideration to the revisions to the terms of the merger agreement to which Endologix has committed in writing that, in the case of a superior proposal, the superior proposal would nevertheless continue to constitute a superior proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law or, in the case of a change of recommendation other than in connection with a takeover proposal, the failure to make a change of recommendation would be inconsistent with the directors’ fiduciary duties under applicable law.

An “intervening event” for the purposes of the merger agreement means any event, change, effect, development, condition or occurrence that (i) does not relate to any takeover proposal and (b) is not known and was not reasonably foreseeable to the TriVascular board of directors as of the date of the merger agreement.

Conduct of Business During Pendency of the Merger

Restrictions on TriVascular’s Operations

The merger agreement provides for certain restrictions on TriVascular’s and its subsidiaries’ activities until either the effective time of the merger or the termination of the merger agreement. In general, except as may be required by applicable law, with the prior written consent of the other party, as may be required or expressly permitted by the merger agreement or as set forth in the disclosure schedule delivered by TriVascular to Endologix concurrently with the merger agreement, TriVascular is required to conduct its business in the ordinary course of business consistent with past practices in all material respects and to use reasonable best efforts to maintain and preserve intact its business organization, keep available the services of key employees and maintain satisfactory relationships with governmental entities, customers and suppliers.

In addition, neither TriVascular nor its subsidiaries may, among other things:

•	amend its organizational documents;

•	split, combine or reclassify its capital stock;

•	make, declare or pay any dividend, or make any distribution on, or redeem, purchase or otherwise acquire, shares of its capital stock or any securities convertible into or exercisable or exchangeable for any shares of its capital stock, except for (i) dividends by TriVascular subsidiaries to TriVascular or other TriVascular subsidiaries, (ii) the acceptance of shares of TriVascular common stock as payment for the exercise price or TriVascular options or withholding taxes incurred in connection with the exercise of TriVascular options or the vesting or settlement of TriVascular RSUs or (iii) in connection with TriVascular’s ESPP;

•	issue, sell or otherwise permit to become outstanding any shares of its capital stock or securities convertible into or exercisable or exchangeable for any shares of its capital stock or any options, warrants or other rights to acquire shares of its capital stock, except (i) pursuant to the exercise of TriVascular options or the settlement of TriVascular RSUs or (ii) in connection with TriVascular’s ESPP;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	incur, assume, endorse, issue, guarantee or otherwise become liable for any indebtedness except for (i) indebtedness for borrowed money in an aggregate principal amount not to exceed $250,000 outstanding at any time or (ii) indebtedness for borrowed money among TriVascular and its wholly owned subsidiaries or among its wholly owned subsidiaries;

•	make any loans or advances to any person in excess of $250,000 in the aggregate, except for loans or advances among TriVascular and its wholly owned subsidiaries;

•	sell, transfer, mortgage, encumber or otherwise dispose of any material properties or assets to any person other than in the ordinary course of business or cancel, release or assign any indebtedness of any person owned to it or any material claims held by TriVascular against any such person;

•	acquire any other person or business or any material property or assets of any other person other than the purchase of assets from suppliers or vendors in the ordinary course of business;

•	make any material investment in any other person, other than a wholly owned subsidiary of TriVascular;

•	make any capital expenditures in excess of $250,000 in the aggregate other than capital expenditures (i) itemized in TriVascular’s 2015 and 2016 capital expenditure budget, (ii) required by existing contracts, or (iii) made in response to any emergency or accident;

•	except in the ordinary course of business, terminate, materially amend or waive any material right under any TriVascular material contract in a manner which taken as a whole is adverse to TriVascular or which could prevent or materially delay the consummation of the merger or the other transactions contemplated by the merger agreement;

•	except as required by applicable law, the merger agreement or the terms of TriVascular benefit plans in effect as of the execution of the merger agreement, (i) establish, adopt, enter into, amend or terminate any collective bargaining agreement or existing TriVascular benefit plan, (ii) increase the compensation or benefits or any directors, officers, consultants, independent contractors, or, except in the ordinary course of business, employees of TriVascular or its subsidiaries, (iii) accelerate any rights or benefits or, other than in the ordinary course of business, make any determinations or interpretations with respect to any TriVascular benefit plan, (iv) establish or fund any rabbi trust or other funding arrangement in respect of any TriVascular benefit plan, or (v) grant or amend any TriVascular equity or equity-based awards other than to new employees who are not executives, in the ordinary course of business;

•	implement or adopt any change in its financial accounting principles, practices or methods, other than as required by GAAP or applicable law;

•	settle or compromise any litigation, claim, suit, action or proceeding, except for settlements or compromises that, with respect to the payment of monetary damages, involve monetary remedies with a value not in excess of $250,000 individually or in the aggregate or do not impose any material restrictions on its business;

•	make, change or revoke any material tax election, change or adopt any annual tax accounting period or adopt (other than in the ordinary course of business) or change any material method of tax accounting, file any amended tax return, enter into any “closing agreement” within the meaning of Section 7121 of the Code; request any tax ruling, settle or compromise any material tax liability or any audit, examination or other proceeding relating to a material amount of taxes or surrender any claim for a material refund of taxes;

•	other than in the ordinary course of business, materially reduce the amount of insurance coverage or fail to renew or replace any material existing insurance policies;

•	amend any material permit in a manner that adversely impacts the ability to conduct its business;

•	terminate or allow to lapse any material permits;

•	cancel or allow to lapse any material intellectual property of TriVascular other than provisional patent applications;

•	disclose to any third party, other than representatives of Endologix under a confidentiality agreement, any material trade secret in a way that results in the loss of trade secret protection; or

•	agree to take any such prohibited action.

Restrictions on Endologix’s Operations

The merger agreement provides for certain restrictions on Endologix’s and its subsidiaries’ activities until either the effective time of the merger or the termination of the merger agreement. In general, except as may be required by applicable law, with the prior written consent of the other party, as may be required or expressly permitted by the merger agreement or as set forth in the disclosure schedule delivered by Endologix to TriVascular concurrently with the merger agreement, Endologix is required to conduct its business in the ordinary course of business consistent with past practices in all material respects and to use reasonable best efforts to maintain and preserve intact its business organization, keep available the services of key employees and maintain satisfactory relationships with governmental entities, customers and suppliers.

In addition, neither Endologix, Merger Sub nor their subsidiaries may, among other things:

•	amend its organizational documents;

•	make, declare or pay any dividend, or make any distribution on, or redeem, purchase or otherwise acquire, shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except for (i) dividends by Endologix subsidiaries to Endologix or other Endologix subsidiaries or (ii) the acceptance of shares of Endologix common stock as payment for the exercise price of options to purchase Endologix common stock or for withholding taxes incurred in connection with the exercise, vesting or settlement of Endologix equity awards;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization, other than the merger and any mergers, consolidations or reclassifications solely among Endologix and its subsidiaries or among Endologix’s subsidiaries or any merger or acquisition that would not reasonably be expected to materially impede or delay the consummation of the merger; or

•	agree to take any such prohibited action.

Reasonable Best Efforts

Endologix and TriVascular agreed to use their reasonable best efforts to consummate the merger, including (i) the preparation and filing of all forms, registrations, applications and notices required to be filed under applicable law to consummate the merger (including the registration statement on Form S-4 of which this proxy statement/prospectus is a part), (ii) the satisfaction of the conditions to consummation of the merger, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any third party, including any governmental entity (including furnishing all information and documentary material required under the HSR Act) and (iv) the execution and delivery of any reasonable additional instruments necessary to consummate the merger to fully carry out the purposes of the merger agreement.

Each party also agreed to use reasonable best efforts to fulfill all conditions precedent to the merger and not to take any action that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any governmental entity necessary to be obtained to consummate the merger.

In that regard, Endologix and TriVascular further agreed to keep the other apprised of the status of matters relating to the completion of the merger and work cooperatively in connection with obtaining all required consents, authorizations, orders or approvals of, or any exemptions by, any governmental entity.

Access

The merger agreement provides that, until either the effective time of the merger or the termination of the merger agreement, TriVascular will upon reasonable advance notice afford Endologix and its employees, accountants, consultants and legal counsel, financial advisors, tax advisors, agents and other representatives reasonable access during normal business hours to TriVascular’s and its subsidiaries’ personnel, properties, assets, contracts, books and records and will make available all information concerning its business as Endologix may reasonably request.

However, TriVascular will not be required to provide access to or make available to any person any document or information that, in TriVascular’s reasonable judgment, (i) would violate any applicable law, (ii) would violate any of its confidentiality obligations or (iii) is subject to any attorney-client or work-product privilege (provided that, in the case of (ii) and (iii), TriVascular will use reasonable efforts to allow access or disclosure in a manner that does not result in a violation or loss or waiver of privilege).

All information provided in connection with the merger agreement and the merger will be subject to the confidentiality agreements between Endologix and TriVascular.

Employee Matters

The merger agreement provides that, for the period from the effective time of the merger until the first anniversary of the closing date, Endologix will provide, or will cause the surviving corporation to provide, to each Continuing TriVascular Employee with (i) annual target cash compensation (in the form of base salary and cash-based incentive compensation opportunity) which is no less than that provided to such Continuing TriVascular Employee immediately prior to the effective time of the merger, (ii) employee benefits that are no less favorable in the aggregate than employee benefits provided to similarly situated employees of Endologix and its subsidiaries, but in no event less than those received by such Continuing TriVascular Employee immediately prior to the effective time of the merger, and (iii) an equity-based incentive compensation opportunity that is no less favorable than that provided to similarly situated employees of Endologix and its subsidiaries.

Following the effective time of the merger, Endologix will, or will cause the surviving corporation to, cause any employee benefit plans sponsored or maintained by Endologix, the surviving corporation or their subsidiaries in which the Continuing TriVascular Employees are eligible to participate following the date on which the merger is consummated (collectively, the “Post-Closing Plans”) to recognize the service of each Continuing TriVascular Employee with TriVascular and its subsidiaries prior to the effective time of the merger for purposes of eligibility, vesting and benefit accrual (including vacation and other paid time off credit) under such Post-Closing Plans, in each case, to the same extent such service was recognized immediately prior to the effective time of the merger under a comparable TriVascular benefit plan in which such Continuing TriVascular Employee was eligible to participate immediately prior to the effective time of the merger; provided that such recognition of service will not (i) apply for purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Continuing TriVascular Employee with respect to the same period of service, (iii) apply for purposes of any plan, program or arrangement of Endologix or its subsidiaries that is grandfathered or frozen, either with respect to level of benefits or participation.

In addition, with respect to any Post-Closing Plan for the plan year in which such Continuing TriVascular Employee is first eligible to participate, Endologix will (A) cause any pre-existing condition limitations or eligibility waiting periods or actively-at-work requirements under such plan to be waived with respect to such Continuing TriVascular Employee, and (B) with respect to any Post-Closing Plan that provides medical, dental, pharmaceutical or vision insurance, credit each Continuing TriVascular Employee for an amount equal to any medical, dental, pharmaceutical or vision expenses incurred by such Continuing TriVascular Employee in the year that includes the closing date of the merger (or, if later, the year in which such Continuing TriVascular Employee is first eligible to participate in such Post-Closing Plan, if applicable) for purposes of any applicable deductible, coinsurance and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the TriVascular benefit plan in which such Continuing TriVascular Employee participated immediately prior to the effective time of the merger. Such credited expenses will also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

Unless otherwise directed in writing by Endologix at least five business days prior to the effective time of the merger, TriVascular will terminate its 401(k) plan(s) as of the business day immediately preceding the effective time of the merger. Following the effective time of the merger, as soon as practicable following the receipt of a favorable determination letter from the IRS, the assets of the 401(k) plan(s) will be distributed to the participants.

Directors’ and Officers’ Indemnification and Insurance

Under the merger agreement, from and after the effective time of the merger, Endologix must cause the surviving corporation (i) to indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director and officer (when acting in such capacity) of TriVascular and its subsidiaries against costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim arising out of or related to the fact that such person is or was a director or officer of TriVascular or its subsidiaries and pertaining to matters existing or occurring or actions or omissions taken prior to the effective time of the merger and (ii) to advance expenses to each current and former director and officer (when acting in such capacity) of TriVascular and its subsidiaries as incurred to the fullest extent permitted by applicable law; provided that any such director or officer to whom expenses are advanced undertakes to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such person is not entitled to indemnification. In addition, from and after the effective time of the merger until the sixth anniversary thereof, the organizational documents of the surviving corporation and its subsidiaries as of the effective time of the merger will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were, prior to the effective time of the merger, directors, officers or employees of TriVascular, its subsidiaries or any of their predecessor entities, than are presently set forth in TriVascular’s organizational documents and the organizational documents of TriVascular’s subsidiaries, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals.

Prior to the effective time of the merger, TriVascular will obtain and fully pay the premium for the extension of TriVascular’s current directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the closing date of the merger from the same or better insurer and with the same or more favorable terms as the existing policy. If TriVascular fails to obtain such “tail” policy, then, for six years after the effective time of the merger, the surviving corporation must provide current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the effective time of the merger with terms no less favorable than those of TriVascular’s existing policy; provided that the surviving corporation will not be required to pay annual premiums in excess of 300% of the premiums paid by TriVascular as of the date of the merger agreement.

Takeover Statutes

Each of TriVascular and Endologix has agreed that neither it nor its subsidiaries will take any action that would cause the merger or any voting agreement to be subject to requirements imposed by any takeover statute.

Public Announcements

Unless a change of recommendation has occurred, the parties will consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to the merger agreement or the merger, and will not issue any such public announcement or statement prior to such consultation, except as may be required by law or the rules and regulations of Nasdaq.

Merger Litigation

The terms of the merger agreement require TriVascular to give Endologix the opportunity to participate in, but not control, TriVascular’s defense or settlement of any stockholder litigation against TriVascular or its directors or executive officers relating to the merger. TriVascular may not settle or offer to settle any such litigation commenced prior to or after the date of the merger agreement against TriVascular or its directors, executive officers or similar persons by any TriVascular stockholder relating to the merger agreement, the merger or the other transactions without Endologix’s prior written consent, which may not be unreasonably withheld or delayed.

Listing of Endologix Common Stock

Endologix has agreed to file a notification of listing of additional shares with Nasdaq with respect to the listing of the shares of Endologix common stock to be issued in connection with the merger and such other shares of Endologix common stock to be reserved for issuance in connection with the merger, and to use reasonable best efforts to cause such shares to be approved for listing on Nasdaq, subject to official notice of issuance, prior to closing.

Termination of the Merger Agreement

Termination by Endologix or TriVascular

The merger agreement may be terminated at any time before the effective time of the merger by mutual written consent of Endologix and TriVascular or by either party:

•	Stockholder Approval Not Obtained — if a meeting of TriVascular stockholders has been held to vote on the adoption of the merger agreement and at least a majority of the outstanding shares of TriVascular common stock entitled to vote thereon did not approve the adoption of the merger agreement;

•	No Closing Before End Date — if the merger has not been completed by the end date of March 31, 2016, subject to extension under specified circumstances to June 29, 2016 to obtain regulatory approvals, except that such right to terminate will not be available to any party whose action or failure to fulfill any obligation under the merger agreement proximately caused the failure of the conditions to be satisfied or whose action or failure to act constitutes a material breach of the merger agreement; or

•	Legal Prohibition — if any law has been passed that makes the consummation of the merger illegal or an order by a governmental entity of competent jurisdiction has been issued permanently restraining, enjoining or otherwise prohibiting consummation of the merger and such order has become final and nonappealable, except that such right to terminate will not be available to any party if such order (or such order becoming final and nonappealable) was due to such party’s material breach of any covenant of the merger agreement.

Termination by Endologix

The merger agreement may be terminated at any time before the effective time of the merger by Endologix:

•	Change of Recommendation — if, prior to the earlier of the vote of TriVascular stockholders approving the adoption of the merger agreement and the termination of the merger agreement, the TriVascular board of directors effects a change of recommendation; or

•	TriVascular’s Breach — if TriVascular has breached its representations, warranties, covenants or other agreements in the merger agreement, such that the closing conditions relating to the truth and accuracy of its representations and warranties and its compliance with its covenants (subject, in each case, to specified materiality standards) would not be satisfied and such breach is not curable or is not cured within a specified time period.

Termination by TriVascular

The merger agreement may be terminated at any time before the effective time of the merger by TriVascular:

•	Superior Proposal — prior to the vote of TriVascular stockholders approving the adoption of the merger agreement, in order to enter into a definitive agreement providing for a superior proposal that did not result from a knowing or intentional breach of the merger agreement, except that such right to terminate will not be available to TriVascular if it has not complied in all respects with its obligations with respect to providing Endologix with an opportunity to propose amendments to the merger agreement in response to a competing takeover proposal and in all material respects with its other non-solicitation obligations; or

•	Endologix’s Breach — if Endologix has breached its representations, warranties, covenants or other agreements in the merger agreement, such that the closing conditions relating to the truth and accuracy of its representations and warranties and its compliance with its covenants (subject, in each case, to specified materiality standards) would not be satisfied and such breach is not curable or is not cured within a specified time period.

Termination Fees

The merger agreement provides that TriVascular will pay Endologix a termination fee of $6,330,000 if:

•	after the date of the merger agreement, the merger agreement is terminated in connection with a takeover proposal (with references to “25%” in the definition of takeover proposal deemed to be references to “50%”) that is publicly announced or publicly disclosed or is made known to TriVascular or its stockholders, and is not withdrawn in good faith prior to the TriVascular stockholder meeting and (ii) within 12 months after such termination, TriVascular or any of its subsidiaries enters into a definitive agreement with respect to such takeover proposal and consummates the transaction contemplated thereby;

•	Endologix terminates the merger agreement pursuant to the termination right described under the heading “— Change of Recommendation” because of a change of recommendation by the TriVascular board of directors; or

•	TriVascular terminates the merger agreement pursuant to the termination right described under the heading “— Termination of the Merger Agreement — Termination by TriVascular — Superior Proposal” in order to enter into a definitive agreement with respect to a superior proposal.

The merger agreement provides that Endologix will pay TriVascular a reverse termination fee of $9,495,000 if:

The merger agreement is terminated by mutual consent of TriVascular and Endologix or by either party pursuant to the termination right described under the headings “— Termination of the Merger Agreement —Termination by Endologix or TriVascular — Legal Prohibition” or “— Termination of the Merger Agreement —Termination by Endologix or TriVascular — End Date” as a result of a law or an order in connection with any antitrust law and all of the conditions to closing of Endologix are satisfied (other than conditions requiring Endologix to obtain regulatory approval and those other conditions that, by their nature, cannot be satisfied until the closing date).

Endologix and TriVascular have agreed that, if the merger agreement is validly terminated in accordance with any provision under which payment of the termination fees described above is required, then upon receipt of such payment by the receiving party, the payment of such termination fee will, except in the case of fraud or a willful breach, be the sole and exclusive remedy of the receiving party for any loss suffered as a result of any breach of any covenant or agreement in the merger agreement or the failure of the merger to be consummated and, upon payment of such amount, except in the case of fraud or a willful breach, neither party nor any of its subsidiaries or its or their respective former, current or future stockholders, directors, officers, employees, affiliates, agents or other representatives will have any further liability of any kind for any reason arising out of or in connection with the merger.

Endologix, TriVascular and Merger Sub also acknowledge in the merger agreement that the termination fees are an integral part of the merger, and that, without the agreement to pay such termination fees, the parties would not have entered into the merger agreement. Accordingly, if either Endologix or TriVascular fails to pay a termination fee in a timely manner, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the breaching party for the termination fee or any portion thereof, then (i) the breaching party will reimburse the non-breaching party for all costs and expenses incurred in connection with such suit and (ii) the breaching party will pay to the non-breaching party interest on such amount.

Expenses

All costs and expenses incurred in connection with the merger, the merger agreement and the other transactions will be paid by the party incurring or required to incur such expenses, except that Endologix has paid the filing fees of both parties under the HSR Act.

Effect of Termination

In the event of termination of the merger agreement, the merger agreement, other than specified provisions that survive, will become void, and there will be no liability on the part of TriVascular, on the one hand, or Endologix or Merger Sub, on the other hand, to the other except with respect to the termination fee or liability arising out of or resulting from fraud or any willful breach occurring prior to termination.

Enforcements and Remedies

Under the merger agreement, the parties have agreed that, prior to the termination of the merger agreement, each party will be entitled to:

•	an injunction or injunctions to prevent any breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement; and

•	any other rights and remedies to which such party is entitled at law or in equity.

Amendments of Merger Agreement

At any time prior to the effective time of the merger, the merger agreement may be amended by an amendment in writing and signed by Endologix, Merger Sub and TriVascular. If applicable, however, following receipt of TriVascular stockholder approval of the merger agreement, no amendment may be made that under applicable law requires further stockholder approval without obtaining such approval.

Extensions and Waivers under the Merger Agreement

At any time prior to the effective time of the merger, any provision of the merger agreement may be waived by a waiver in writing and signed by the party waiving such provision. At any time and from time to time prior to the effective time of the merger, either TriVascular, on the one hand, or Endologix and Merger Sub, on the other hand, may, to the extent permissible by applicable law:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties of the other parties; or

•	waive compliance by the other parties with any of the agreements or conditions contained in the merger agreement.

VOTING AGREEMENTS

The following summary describes certain material provisions of the voting agreements entered into by Endologix, Merger Sub and certain stockholders that are executive officers and directors of TriVascular, and, in the case of the directors, investment entities affiliated with those directors. The form of voting agreement is attached to this proxy statement/prospectus as Annex B and incorporated into this proxy statement/prospectus by reference. This summary may not contain all of the information about the voting agreements that is important to TriVascular stockholders, and TriVascular stockholders are encouraged to read the form of voting agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the voting agreements and not this summary.

The summary of the voting agreements is intended to provide information regarding the terms of the voting agreements and is not intended to modify or supplement any factual disclosures about Endologix or TriVascular in its public reports filed with the SEC. In particular, the voting agreements and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to any party to such agreements. The voting agreements include representations, warranties and covenants of the parties thereto made solely for the benefit of such parties. The assertions embodied in those representations and warranties were made solely for purposes of the contracts among the parties to the voting agreements and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to Endologix’s or TriVascular’s SEC filings or may have been used for purposes of allocating risk among the parties rather than establishing matters as facts. TriVascular stockholders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the parties to the voting agreements.

Agreement to Vote Shares

Concurrently with the execution of the merger agreement, Endologix and Merger Sub entered into voting agreements with certain stockholders that are executive officers and directors of TriVascular and, in the case of the directors, investment entities affiliated with those directors. Pursuant to the voting agreements, such stockholders agreed to vote all shares beneficially owned by such stockholders, representing approximately 32.5% of the outstanding shares of TriVascular common stock, in favor of (i) the adoption of the merger agreement and the approval of the transactions contemplated thereby, (ii) any proposal to adjourn or postpone the stockholder meeting at which TriVascular stockholders are voting on the adoption of the merger agreement to a later date if there are not sufficient votes to adopt the merger agreement, and (iii) any other matter necessary to consummate the merger; and to vote against (1) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of TriVascular or the stockholder contained in the merger agreement and (2) any competing offer or acquisition proposal or any other action, agreement or transaction involving TriVascular that is intended, or would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the merger.

Each stockholder party to the voting agreements irrevocably appointed Endologix as its attorney and proxy with full power of substitution and resubstitution to vote such stockholder’s shares of TriVascular common stock as described above.

No Transfer

Pursuant to the voting agreements, the signatory stockholders also agreed, subject to limited exceptions for transfers to family members, for charitable purposes or by will or under the laws of intestacy, not to, directly or indirectly, (i) create or permit to exist any encumbrance on their shares of TriVascular common stock, other than certain permitted encumbrances, (ii) transfer, sell, assign, gift, hedge, pledge or otherwise dispose of, or enter into any derivative arrangement with respect to, their shares of TriVascular common stock, or enter into any agreement to do so, (iii) grant or permit the grant of any proxy, power of attorney or other authorization or consent in or with respect to their shares of TriVascular common stock, (iv) deposit or permit the deposit of their shares of TriVascular common stock into a voting trust or enter into a voting agreement with respect to their shares, or (v) take or permit any other action that would in any way restrict, limit or interfere with the performance of such stockholder’s obligations under the voting agreements.

No Solicitation

Each signatory stockholder also agreed pursuant to the voting agreements not to, directly or indirectly, solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a takeover proposal.

Term

The voting agreements will terminate automatically upon the first to occur of (i) termination of the merger agreement in accordance with its terms, (ii) the effective time of the merger, (iii) any material amendment, modification or wavier of the merger agreement, including any amendment, whether or not material, that adversely affects the merger consideration, or (iv) the mutual written consent of Endologix and the signatory to the voting agreement.

COMPARATIVE MARKET PRICE AND DIVIDEND MATTERS

Market Price History

Endologix common stock is listed on Nasdaq under the symbol “ELGX,” and TriVascular common stock is listed on Nasdaq under the symbol “TRIV.” The following table sets forth, for the periods indicated, as reported by Nasdaq, the per share high and low sales prices of each company’s common stock.

	Endologix Common Stock			TriVascular Common Stock
	High	Low	Dividend	High	Low	Dividend
2013
First Calendar Quarter	$16.39	$14.20	N/A	N/A	N/A	N/A
Second Calendar Quarter	$16.34	$12.26	N/A	N/A	N/A	N/A
Third Calendar Quarter	$17.10	$13.30	N/A	N/A	N/A	N/A
Fourth Calendar Quarter	$18.85	$15.92	N/A	N/A	N/A	N/A
2014
First Calendar Quarter	$17.98	$12.29	N/A	N/A	N/A	N/A
Second Calendar Quarter	$15.39	$11.47	N/A	$17.99	$11.15	N/A
Third Calendar Quarter	$15.63	$10.29	N/A	$17.25	$12.00	N/A
Fourth Calendar Quarter	$15.93	$10.45	N/A	$16.62	$11.42	N/A
2015
First Calendar Quarter	$17.15	$13.70	N/A	$13.56	$8.00	N/A
Second Calendar Quarter	$18.07	$14.97	N/A	$10.72	$5.08	N/A
Third Calendar Quarter	$15.53	$11.40	N/A	$6.95	$3.98	N/A
Fourth Calendar Quarter	$14.08	$8.39	N/A	$8.79	$4.64	N/A
2016
First Calendar Quarter (through January 4, 2016)	$9.89	$9.59	N/A	$7.47	$6.72	N/A

On October 23, 2015, the last full trading day prior to the public announcement of the merger agreement, the closing price per share of TriVascular common stock on Nasdaq was $5.13, and the closing price per share of Endologix common stock on Nasdaq was $13.81. On November 13, 2015, the most recent practicable trading date prior to the initial filing of this proxy statement/prospectus, the closing price per share of TriVascular common stock on Nasdaq was $7.45, and the closing price per share of Endologix common stock on Nasdaq was $9.04. As of November 13, 2015, the most recent practicable date prior to the initial filing of this proxy statement/prospectus, there were approximately 124 registered holders of TriVascular common stock and approximately 210 registered holders of Endologix common stock.

The table below also shows the implied value of one share of TriVascular common stock on such dates, which was calculated by adding the estimated cash portion of the per-share merger consideration and the estimated stock portion of the per-share merger consideration.

	Per-Share TriVascular Closing Price	Per-Share Endologix Closing Price	Implied Transaction Value of TriVascular Share
October 23, 2015	$5.13	$13.81	$9.10
November 13, 2015	$7.45	$9.04	$5.96

The market value of the stock portion of the merger consideration will change as the market value of Endologix common stock fluctuates until the date of the TriVascular special meeting and thereafter. TriVascular stockholders should obtain current market quotations for shares of TriVascular common stock and Endologix common stock before deciding how to vote their TriVascular shares.

Dividends

Endologix has never paid any dividends. Endologix currently intends to retain all earnings, if any, for use in the expansion of its business and therefore does not anticipate paying any dividends in the foreseeable future. TriVascular has never paid any dividends.

Ratio of Earnings to Fixed Charges

	Years Ended December 31					Nine Months Ended September 30, 2015
	2010	2011	2012	2013	2014
Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	For the five years ended December 31, 2014 and the nine months ended September 30, 2015, Endologix’s earnings were insufficient to cover fixed charges by $4.4 million, $28.8 million, $35.2 million, $16.1 million, $32.5 million and $35.1 million, respectively. The ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges for all periods presented because no shares of preferred stock were outstanding during these periods.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF

ENDOLOGIX, INC.

On October 26, 2015, Endologix entered into the merger agreement with TriVascular. Under the terms of the merger agreement, Endologix agreed to acquire all of TriVascular’s outstanding capital stock through a merger of a direct, wholly owned subsidiary of Endologix with TriVascular. The consummation of the merger will provide the newly combined company with a strategic competitive advantage in research and development and product development expansion, retaining existing customers and expanding its customer base. The preliminary aggregate consideration payable to the stockholders of TriVascular in the merger, based on the closing price per share of Endologix common stock on November 10, 2015, consists of approximately $131.3 million of Endologix common stock and $12.4 million in cash. On November 2, 2015 Endologix issued $125 million in 3.25% Convertible Senior Notes.

The following unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2015, and the year ended December 31, 2014, are presented as if the merger had been completed on January 1, 2014. The unaudited pro forma condensed combined balance sheet as of September 30, 2015, is presented as if the merger had been completed on September 30, 2015. The unaudited pro forma condensed combined financial statements presented below are derived from the historical consolidated financial statements of Endologix and the historical consolidated financial statements of TriVascular. The historical consolidated financial statements of Endologix and TriVascular are presented in accordance with GAAP.

As described in the accompanying notes, the unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting under GAAP and the regulations of the SEC. GAAP requires that one of the companies in the merger be designated as the accounting acquirer for the purposes of applying the acquisition method of accounting under ASC 805. Endologix is the accounting acquirer.

The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to the pro forma events that are: (i) directly attributable to the merger; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined statements of operations exclude non-recurring items that are directly related to the merger, including, but not limited to: (1) merger related legal and advisory fees; and (2) the impact of inventory pro forma adjustments on cost of goods sold. Additionally, certain pro forma reclassification adjustments have been made to the historical consolidated financial statements of TriVascular in order to conform its financial statement classification policies to those applied by Endologix.

Because the acquisition method of accounting is dependent upon certain valuations and other studies that must be prepared as of the closing date of the merger and because there are limitations on the type of information that can be exchanged between Endologix and TriVascular at this time, there currently is not sufficient information for a definitive measurement; therefore, the unaudited pro forma condensed combined financial statements are preliminary. Until the merger has been consummated, Endologix will not have complete access to all relevant information. In determining the preliminary estimate of fair values of TriVascular’s assets that will be acquired and liabilities that will be assumed, Endologix used publically available benchmarking information, as well as a variety of other assumptions, including market participant assumptions. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined future results of operations and financial position.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the merger or any integration costs. The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of the newly combined company would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

ENDOLOGIX, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2015

(dollars in thousands)

	Historical		Reclassification Adjustments	Pro Forma Adjustments			Endologix Pro Forma Combined
	Endologix, Inc.	TriVascular Technologies, Inc.
	As of September 30, 2015	As of September 30, 2015					As of September 30, 2015
	Note 2
ASSETS
Current assets:
Cash and cash equivalents	$35,404	$34,894	$—	$8,839	4	(a)	$79,137
Short-term marketable securities	32,891	15,135	—	—			48,026
Trade accounts receivable, net	27,158	6,600	—	—			33,758
Other receivables	304	—		—			304
Inventory	33,422	9,534	—	(9,534)	4	(c)	41,249
				12,434	4	(c)
				(4,607)	4	(b)
Prepaid and other current assets	3,113	2,265	—	—			5,378

Total current assets	132,292	68,428	—	7,132			207,852
Property, plant and equipment, net	23,865	1,093	—	—			24,958
Goodwill	28,731	8,259	—	(8,259)	4	(c)	46,811
				18,080	4	(c)
Intangible assets, net	42,278	1,182	—	(1,182)	4	(c)	167,714
				125,436	4	(c)
Deposits and other long-term assets	1,985	832	—	2,765	4	(d)	5,582

Total assets	$229,151	$79,794	$—	$143,972			$452,917

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,788	$2,780	$—	—			$16,568
Accrued payroll	13,800	—	5,016	—			18,816
Accrued expenses and other current liabilities	5,379	6,826	(5,016)	(356)	4	(e)	6,833

Total current liabilities	32,967	9,606	—	(356)			42,217
Long-term liabilities:
Deferred income taxes	879	—		—			879
Deferred rent	8,065	—	59	(59)	4	(c)	8,065
Other liabilities	279	3,335	(59)	(3,017)	4	(c)	18,498
				(182)	4	(f)
				18,142	4	(g)
Contingently issuable common stock	14,800	—	—	—			14,800
Notes payable	73,052	65,325		(65,325)	4	(h)	168,118
				95,066	4	(g)

Total liabilities	130,042	78,266	—	44,269			252,577
Commitments and contingencies

Stockholders’ equity:
Convertible preferred stock	—
Common stock ($.001 par) 100,000,000 shares	68	204	—	(190)	4	(i)	82
Treasury stock, at cost	(2,619)	—	—	—			(2,619)
Additional paid-in capital	384,226	341,402	—	(341,402)	4	(i)	527,160
				131,303	4	(j)
				11,792	4	(g)
				(343)	4	(g)
				182	4	(f)
Accumulated deficit	(283,631)	(339,965)	—	339,965	4	(k)	(325,348)
				(41,717)	4	(k)
Accumulated other comprehensive income (loss)	1,065	(113)	—	113	4	(i)	1,065

Total stockholders’ equity	99,109	1,528	—	99,703			200,340

Total liabilities and stockholder’s equity	$229,151	$79,794	$—	$143,972			$452,917

ENDOLOGIX, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(dollars and weighted average shares outstanding in thousands, except per share amounts)

	Historical		Reclassification Adjustments	Pro Forma Adjustments
	Endologix, Inc.	TriVascular Technologies, Inc.					Endologix Pro Forma Combined
	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2015					Nine Months Ended September 30, 2015
	Note 2
Net revenue	$114,380	$27,213	$—	$—			$141,593
Cost of goods sold	36,306	10,571	—	4,275	5	(a)	51,152

Gross profit	78,074	16,642	—	(4,275)			90,441
Operating expenses
Research and development	17,683	12,317	(5,306)	—			24,694
General and administrative	11,003	42,101	(29,197)	1,926	5	(a)	25,477
				(356)	5	(b)
Clinical and regulatory affairs	59,103	—	5,306	—			64,409
Marketing and sales	21,432	—	29,197	—			50,629

Total operating expenses	109,221	54,418	—	1,570			165,209

Loss from operations	(31,147)	(37,776)	—	(5,845)			(74,768)
Other income (expense):
Interest income	116		102	—			218
Interest expense	(4,460)	(5,888)	—	(1,215)	5	(c)	(11,563)
Other income (expense), net	735	(228)	(102)	—			405
Change in fair value of contingent consideration related to acquisition	(200)	—	—	—			(200)

Total other income (expense)	(3,809)	(6,116)	—	(1,215)			(11,140)

Net loss before income tax (expense) benefit	$(34,956)	$(43,892)	—	$(7,060)			$(85,908)
Income tax (expense) benefit	(175)	(179)	—	—	5	(e)	(354)

Net loss	$(35,131)	$(44,071)	$—	$(7,060)			$(86,262)

Per share information:
Net loss per share — basic	$(0.52)	$(2.17)					$(1.06)
Net loss per share — diluted	$(0.52)	$(2.17)					$(1.06)
Weighted average shares outstanding:
Basic	67,568	20,347		13,594	5	(f)	81,162	5	(h)
				(20,347)	5	(g)
Diluted	67,568	20,347		13,594	5	(f)	81,162	5	(h)
				(20,347)	5	(g)

ENDOLOGIX, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(dollars and weighted average shares outstanding in thousands, except per share amounts)

	Historical		Reclassification Adjustments	Pro Forma Adjustments			Endologix Pro Forma Combined
	Endologix, Inc	TriVascular Technologies, Inc.
	Year Ended December 31, 2014	Year Ended December 31, 2014					Year Ended December 31, 2014
	Note 2
Net revenue	$147,588	$31,798	$—	$—			$179,386
Cost of goods sold	41,801	13,820	—	5,700	5	(a)	61,321

Gross profit	105,787	17,978	—	(5,700)			118,065
Operating expenses:
Research and development	21,616	15,544	(6,434)	—			30,726
General and administrative	26,663	52,435	(39,711)	2,568	5	(a)	41,955
				—	5	(b)
Clinical and regulatory affairs	13,243	—	6,434	—			19,677
Marketing and sales	73,411	—	39,711	—			113,122

Total operating expenses	134,933	67,979	—	2,568			205,480

Loss from operations	(29,146)	(50,001)	—	(8,268)			(87,415)
Other income (expense):
Interest income	245	—	2	—			247
Interest expense	(5,709)	(7,652)	—	(1,819)	5	(d)	(15,180)
Other income (expense), net	(5,798)	592	(2)	—			(5,208)
Change in fair value of contingent consideration related to acquisition	7,928	—	—	—			7,928

Total other income (expense)	(3,334)	(7,060)	—	(1,819)			(12,213)

Net loss before income tax (expense) benefit	$(32,480)	$(57,061)	$—	$(10,087)			$(99,628)
Income tax (expense) benefit	62	(312)	—	—	5	(e)	(250)

Net loss	$(32,418)	$(57,373)	$—	$(10,087)			$(99,878)

Per share information:
Net loss per share — basic	$(0.50)	$(3.95)					$(1.27)
Net loss per share — diluted	$(0.50)	$(3.95)					$(1.27)

Weighted average shares outstanding:
Basic	65,225	14,519		13,594	5	(f)	78,819	5	(h)
				(14,519)	5	(g)
Diluted	65,225	14,519		13,594	5	(f)	78,819	5	(h)
				(14,519)	5	(g)

ENDOLOGIX, INC.

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014 AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(in thousands except per share amounts)

1. Basis of Presentation

The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X. The historical consolidated financial information of Endologix and TriVascular has been adjusted to give effect to transactions that are (i) directly attributable to the merger, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the operating results of the combined company. The historical consolidated financial statements of Endologix and TriVascular are presented in accordance with GAAP.

The unaudited pro forma condensed combined balance sheet as of September 30, 2015 was prepared using the historical unaudited consolidated balance sheets of Endologix and TriVascular as of September 30, 2015, and presents the combined financial position of Endologix and TriVascular as if the merger occurred on September 30, 2015. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2015 and the year ended December 31, 2014 assume that the merger was consummated on January 1, 2014.

Endologix’s historical consolidated financial information for the year ended December 31, 2014 and as of and for the nine months ended September 30, 2015 is derived from Endologix’s Form 10-K and Form 10-Q filed with the SEC on March 2, 2015 and October 30, 2015, respectively. The historical consolidated financial information for TriVascular for the year ended December 31, 2014 and as of and for the nine months ended September 30, 2015 is derived from TriVascular’s Form 10-K and Form 10-Q filed with SEC on March 9, 2015 and November 9, 2015, respectively.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2015, and the year ended December 31, 2014, have not been adjusted for the following estimated amounts that are expected to have a one-time impact on the pro forma combined loss from continuing operations in the 12 months following the merger (in thousands):

Transaction costs	$30,587
Impact of inventory pro forma adjustments on cost of goods sold	(1,707)

Total	$28,880

No income tax effect has been provided for the pro forma adjustments to income (loss) before income taxes, as it is anticipated that the adjustments will be in entities with a deferred tax valuation allowance.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting in accordance with the business combination accounting guidance as provided in Accounting Standards Codification 805, Business Combinations, with Endologix treated as the accounting acquirer.

The unaudited pro forma condensed combined financial statements should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the separate historical audited consolidated financial statements of Endologix as of and for the year ended December 31, 2014, included in Endologix’s Annual Report on Form 10-K filed with the SEC on March 2, 2015 and incorporated by reference in this proxy statement/prospectus;

•	the separate historical unaudited condensed consolidated financial statements of Endologix as of and for the nine months ended September 30, 2015, included in Endologix’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2015 and incorporated by reference in this proxy statement/prospectus;

•	the separate historical audited consolidated financial statements of TriVascular as of and for the year ended December 31, 2014, included in TriVascular’s Annual Report on Form 10-K filed with the SEC on March 9, 2015 and incorporated by reference herein;

•	the separate historical unaudited condensed consolidated financial statements of TriVascular as of and for the nine months ended September 30, 2015, included in TriVascular’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2015 and incorporated by reference herein.

2. Significant Accounting Policies

The accounting policies used in the preparation of the unaudited pro forma condensed combined financial statements are those set out in Endologix’s historical audited financial statements as of and for the year ended December 31, 2014. Endologix’s management has determined that no significant adjustments are necessary to conform TriVascular’s financial statements to the accounting policies used by Endologix in the preparation of the unaudited pro forma condensed combined financial information. Certain reclassifications have been reflected in the pro forma adjustments to conform TriVascular’s presentation to that of Endologix in the pro forma balance sheet and statement of operations. Specifically, reclassifications have been made to the statement of operations to conform TriVascular’s presentation of operating expenses, including Research and Development, and Endologix’s Clinical and Regulatory Affairs, as well as TriVascular’s presentation of Sales, General, and Administrative expenses and Endologix’s General and Administrative and Marketing and Sales expenses. These reclassifications were prepared to conform to Endologix’s presentation of operating expenses in the statement of operations. These reclassifications were prepared using the account descriptions in TriVascular’s trial balance and have no effect on previously reported total assets, total liabilities and stockholders’ equity, or income from continuing operations of Endologix or TriVascular. The unaudited pro forma condensed combined financial statements may not reflect all reclassifications necessary to conform TriVascular’s presentation to that of Endologix, due to limitations on the availability of information as of the date of this proxy statement/prospectus. Accounting policy differences and additional reclassification adjustments may be identified as more information becomes available.

3. Calculation of Preliminary Merger Consideration and Preliminary Allocation

The fair value of the preliminary merger consideration expected to be transferred on the closing date includes the estimated cash consideration and the estimated fair value of the equity to be transferred in accordance with the merger agreement. The aggregate merger consideration payable to the stockholders of TriVascular in accordance with the merger agreement consists of 19.999% of Endologix common stock outstanding as of the effective time of the merger, estimated to be approximately $131.3 million in stock consideration, and approximately $12.4 million in cash consideration. For the purposes of estimating the preliminary merger consideration, Endologix estimated the cash consideration that will be paid in accordance with the merger agreement, which is based on the number of shares of TriVascular common stock estimated to be issued for TriVascular stock options, warrants, RSUs and convertible notes outstanding as of November 10, 2015, as disclosed in items (2) through (7) in the below table. The calculation of merger consideration is as follows (in thousands):

Estimated value of Endologix shares issued for outstanding TriVascular common stock (1)	$131,317
Estimated cash for notes converted to TriVascular common stock (2)	—
Estimated cash for intrinsic value of TriVascular stock options (3)	2,934
Estimated cash for intrinsic value of TriVascular warrants (4)	1,202
Estimated cash for exercise of TriVascular stock options prior to effective date (5)	2,086
Estimated cash for exercise of TriVascular warrants prior to effective date (6)	69
Estimated cash for fair value of outstanding TriVascular RSUs (7)	6,126

Total estimated preliminary merger consideration	$143,734

Total cash consideration	12,417
Total stock consideration	131,317

Total estimated merger consideration	$143,734

(1)	Represents the value of approximately 13.6 million shares of Endologix common stock estimated to be issued to TriVascular stockholders in connection with the merger, assuming that each share of TriVascular common stock outstanding as of the effective time of the merger (other than any cancelled shares or dissenting shares) will be exchanged for 0.62 shares of Endologix common stock. The foregoing exchange ratio assumes that Endologix will issue an aggregate of 13.61 million shares of Endologix common stock to the stockholders of TriVascular in exchange for an aggregate of 21.94 million shares of TriVascular common stock, consisting of 0.05 million shares subject to outstanding warrants that will be assumed by Endologix at the closing of the merger, 0.16 million net-share settled equivalent shares subject to outstanding warrants that will be exercised prior to the closing of the merger, 0.82 million shares subject to outstanding restricted stock units that will be settled prior to the closing of the merger, 0.33 million net-share settled equivalent shares subject to outstanding stock options that will be exercised prior to the closing of the merger and 20.58 million shares of TriVascular common stock outstanding on November 13, 2015. For purposes of this presentation only, the value of each share of Endologix common stock is based on its volume weighted average closing price per share for the five consecutive trading days ending on November 10, 2015, or $9.66.
(2)	Represents the portion of total cash consideration upon conversion of CRG convertible debt using the volume weighted average closing price per share of TriVascular common stock for the 10 full trading days immediately prior to the effective time of the merger. For purposes of this presentation only, the estimated volume weighted average closing price per share of TriVascular common stock for the 10 full trading days immediately prior to the effective time of the merger has been calculated based on the volume weighted average closing price per share for the five consecutive trading days ending on November 10, 2015, or $7.58. As this results in a conversion value below the principle value of the CRG convertible debt, estimated cash for conversion is zero.
(3)

Represents the portion of total cash consideration based on the estimated aggregate intrinsic value of 0.7 million in-the-money TriVascular stock options expected to be outstanding immediately prior to the effective time of the merger. For purposes of this presentation only, the estimated stock option intrinsic value has been calculated based on in-the-money options outstanding as of November 10, 2015 multiplied by excess of the volume weighted average closing price per share of TriVascular common stock for the five consecutive trading days ending on November 10, 2015, or $7.58, over the options’ respective exercise prices.
(4)	Represents the portion of total cash consideration based on the estimated aggregate intrinsic value of 0.2 million in-the-money TriVascular warrants expected to be outstanding immediately prior to the effective time of the merger. For purposes of this presentation only, the estimated warrant intrinsic value has been calculated based on in-the-money warrants outstanding as of November 10, 2015 multiplied by the excess of the volume weighted average closing price per share of TriVascular common stock for the five consecutive trading days ending on November 10, 2015, or $7.58, over the warrants’ respective exercise prices.
(5)	Represents the portion of total cash consideration based on the estimated aggregate exercise price paid to TriVascular by holders of 0.7 million stock options that are estimated to be exercised for cash between the date of the letter of intent dated September 11, 2015 and the effective time of the merger.
(6)	Represents the portion of total cash consideration based on the aggregate exercise price paid to TriVascular by holders of 0.2 million warrants that are estimated to be exercised for cash between the date of the letter of intent dated September 11, 2015 and the effective time of the merger.
(7)	Represents the portion of total cash consideration based on the product obtained by multiplying (i) 0.8 million TriVascular RSUs expected to be outstanding immediately prior to the effective time of the merger by (ii) by the volume weighted average closing price per share of TriVascular stock for the 10 full trading days immediately prior to the effective date of the merger. For purposes of this presentation only, the estimated weighted average closing price per share of TriVascular common stock for the 10 full trading days immediately prior to the effective time of the merger has been calculated based on the volume weighted average closing price per share for the five consecutive trading days ending on November 10, 2015, or $7.58.

The following table shows the effect of a change in Endologix’s stock price as of November 10, 2015 and the resulting impact on the estimated merger consideration and estimated goodwill (dollars in thousands, except stock price):

Change in Stock Price	Stock Price	Estimated Merger Consideration	Goodwill
Increase of 10%	$10.63	$156,866	$31,212
Decrease of 10%	$8.69	$130,602	$4,948

Preliminary Allocation of the Merger Consideration

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of TriVascular are recorded at the acquisition date fair values and added to those of Endologix. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the merger. The final determination of the allocation of the merger consideration upon the consummation of the merger will be based on TriVascular’s net assets acquired as of that date and will depend on a number of factors, which cannot be predicted with any certainty at this time. The allocation of the merger consideration may change materially based on the receipt of more detailed information. Therefore, the actual allocations will differ from the pro forma adjustments presented. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma allocation of the merger consideration is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair values set forth below.

The following table sets forth a preliminary allocation of the estimated merger consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of TriVascular based on TriVascular’s September 30, 2015 balance sheet (in thousands):

Cash and cash equivalents	$37,049
Short-term marketable securities	15,135
Accounts receivable	6,600
Inventories	12,434
Prepaid expenses and other current assets	2,265
Property and equipment	1,093
Intangible assets	125,436
Deposits and other assets	832

Total assets	200,844
Accounts payable	2,780
Accrued liabilities and other	6,826
Other long-term liabilities	259

Total liabilities	9,865

Net assets acquired (a)	190,979

Estimated merger consideration and repayment of TriVascular debt (b)	209,059

Estimated goodwill (b) — (a)	$18,080

The preliminary identifiable intangible assets acquired consist of anticipated intangibles derived from developed technology, in-process technology, customer related assets, the TriVascular trade name, and covenants not to compete. The amortization related to the amortizable identifiable intangible assets acquired is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of operations, as further described in Note 5(a). The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets and liabilities, and the related amount of amortization, may differ materially from this preliminary allocation. In addition, the periods impacted by the amortization will ultimately be based upon the periods in which the associated economic benefits or detriments are expected to be derived or, where appropriate, based on the use of a straight-line method. Therefore, the amount of amortization following the merger may differ significantly between periods based upon the final fair value assigned, and amortization methodology used for each identifiable intangible asset.

Deferred tax assets and liabilities have not been established for the pro forma adjustments above as it is anticipated that the adjustments will be in entities with a deferred tax valuation allowance.

Goodwill represents the excess of the preliminary estimated merger consideration over the fair value of the underlying net assets acquired. Goodwill is not amortized but instead is reviewed for impairment at least annually, absent any indicators of impairment. Any goodwill ultimately recognized in the merger is not expected to be deductible for tax purposes.

4. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

(a)	Represents the anticipated use of the combined company cash in connection with the merger, as detailed below (in thousands):

Cash proceeds from 3.25% Convertible Senior Notes — refer to Note 4(f)	$125,000
Cash consideration	(12,417)
Exercise of in-the-money TriVascular stock options and warrants	2,155
Repayment of TriVascular debt	(65,325)
Unamortized discount on TriVascular debt	(4,436)
Payment of TriVascular accrued interest	—
TriVascular early debt payment penalty	(1,913)
Transaction costs paid	(30,587)
Financing fees paid	(3,638)

Net cash inflow	$8,839

(b)	Reflects the net post-acquisition fair market value of TriVascular finished goods inventory that is expected to expire unsold as a result of the merger.
(c)	Reflects the acquisition method of accounting based on the estimated fair value of the assets and liabilities of TriVascular and the fair value of intangible assets acquired as discussed in Note 3 above.

Inventories — elimination of historical	$(9,534)
Inventories — fair value	12,434
Goodwill — elimination of historical	(8,259)
Goodwill — fair value	18,080
Intangible assets — elimination of historical	(1,182)
Intangible assets — fair value	125,436
Deferred revenue liability — elimination of historical	(3,017)
Deferred revenue liability — fair value	—
Deferred rent liability — elimination of historical	(59)
Deferred rent liability — fair value	—

Total	$133,899

The qualitative factors that are expected to lead to goodwill being recognized in the acquisition include an expanded complement of trained sales personnel, access to new geographies, assembled work force including unpatented technical expertise that is not separable from the assembled workforce, and expected synergies from combining operations of Endologix and TriVascular.

(d)	Reflects the following effects of the issuance by Endologix of the 3.25% Convertible Senior Notes as well as settlement of the historical loan balances of TriVascular:

Endologix debt issuance costs — capitalized in connection with new financing	$3,294
TriVascular debt issuance costs — settlement of historical debt	(529)

Total pro forma adjustment to deposits and other assets	$2,765

TriVascular had no accrued interest as of September 30, 2015. Refer to Note 5(c) for additional details regarding the 3.25% Convertible Senior Notes.

(e)	Reflects the cash settlement of non-recurring merger transaction costs included in accrued expenses within Endologix’s historical consolidated balance sheet as of September 30, 2015.
(f)	Reflects the settlement of TriVascular’s liability for early stock option exercises. All outstanding TriVascular stock options will automatically vest prior to the consummation of the merger.

(g)	Reflects adjustments to long-term debt for the issuance of $125 million in Senior Convertible Notes payable, net of estimated original issue discounts. For purposes of these pro forma financial statements only, Endologix, based on the terms of the Senior Convertible Notes and in accordance with the “cash conversion” guidance contained in ASC 470-20, has accounted for the Senior Convertible Notes by allocating the issuance proceeds between the fair value of the debt absent the conversion feature and the fair value of conversion feature as if it were a stand-alone instrument. In applying this guidance, Endologix determined that the number of authorized and unissued shares outstanding upon issuance of the Senior Convertible Notes is less than the maximum number of shares that could be required to be delivered during the term of the Senior Convertible Notes. For purposes of this assessment the number of authorized and unissued shares excludes 13.6 million shares issuable to TriVascular as part of the merger consideration and 13.9 million other shares issuable pursuant to contracts providing counterparties with an option to share settle. Accordingly, for purposes of the unaudited condensed combined pro forma balance sheet as of September 30, 2015, the conversion feature has been separated into two components: a component for which share settlement is controlled by Endologix (the “Equity Component”) and a separate component for which stockholder approval would be necessary to authorize the requisite number of shares to effect share settlement (the “Liability Component”). In accordance with ASC 815-40, the Equity Component is classified as permanent equity and the Liability Component is classified as liability which must be marked to market each period.

(dollars in thousands)
Proceeds allocated to Senior Convertible Notes	$95,066
Proceeds allocated to conversion feature — Equity Component	11,792
Proceeds allocated to conversion feature — Liability Component	18,142

Total gross proceeds	$125,000

The allocation of proceeds to the conversion feature results in a $29.9 million discount on the Senior Convertible Notes which reduces their carrying value from $125 million to $95.1 million. The discount is amortized over the term of the Senior Convertible Notes such that total effective interest expense approximates 10.3%. The allocation was performed by first determining the fair value of the Liability Component. That amount was then deducted from the initial proceeds of the Senior Convertible Notes as a whole to arrive at a residual amount, which was allocated to the Equity Component and the carrying value of the Senior Convertible Notes based on their relative fair values.

For purposes of the unaudited pro forma condensed combined balance sheet as of September 30, 2015 only, Endologix has estimated that the associated financing fees will total $3.6 million. Of this amount, $3.3 million are estimated to be capitalized and $0.3 million are estimated to be allocable to the Equity Component. Fees allocable to the Equity Component are regarded as equity issuance costs and accounted for as a reduction to additional paid in capital.

(h)	Reflects the anticipated use of the Senior Convertible Notes to repay existing TriVascular loan balances of $65.3 million, net of an unamortized original issue discount of $4.4 million.

(i)	Reflects the elimination of TriVascular’s historical additional paid-in capital and accumulated other comprehensive loss. In addition, reflects the elimination of $204,000 of TriVascular historical common stock at par, less $14,000 of par value common stock issuable in connection with the merger.

(j)	Represents the value of approximately 13.6 million shares of Endologix common stock estimated to be issued to TriVascular stockholders in connection with the merger, with additional paid in capital of $131.3 million.

(k)	Reflects the following adjustments to TriVascular’s and Endologix’s accumulated deficits:

Elimination of TriVascular historical accumulated deficit	$339,965
Recognition of write-off of TriVascular deferred financing fees and discounts	(4,966)
Recognition of TriVascular early loan payment penalty	(1,913)
Recognition of reserve on TriVascular inventory	(4,607)
Recognition of combined merger costs yet to be incurred	(30,231)

Total other pro forma adjustments to accumulated deficit	(41,717)

Total combined pro forma adjustment to accumulated deficit	$298,248

5. Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

(a)	Represents adjustment to record amortization expense related to identifiable intangible assets calculated on a straight-line basis. The amortization of intangible assets is based on the periods over which the economic benefits of the intangible assets are expected to be realized. Endologix currently does not have access to all relevant information necessary to reliably calculate amortization on a basis other than straight-line. Differences between this preliminary straight-line estimate and the final accounting after the merger could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined future results of operations and financial position.

The adjustment for the amortization of the identifiable intangible assets is as follows:

	Pro forma Nine months ended September 30, 2015		Pro forma Year ended December 30, 2014
	COGS	SG&A	COGS	SG&A
	(dollars in thousands)
Amortization of acquired identifiable intangible assets	4,275	1,926	5,700	2,568

The table below indicates the estimated fair value of each of the identifiable intangible assets and estimated useful life of each (in thousands):

Intangible asset	Approximate fair value	Estimated useful life (years)
Developed technology	$62,717	11
In-process technology	41,812	N/A
Customer related assets	10,453	10
Trade name	5,227	11
Other	5,227	5

Total	$125,436

Developed technology expected to be acquired in the merger consists primarily of the Ovation System, TriVascular’s stent graft platform and associated surgical techniques approved in the U.S, Europe, and certain countries in Asia for the treatment of AAA through minimally invasive EVAR. For the purposes of estimating the fair value of the developed technology in this unaudited pro forma condensed combined financial information, the Company compiled publicly available purchase allocation data for comparable acquisitions in the same industry and developed a range in relation to the median proportion of total purchase consideration assigned to technology based intangibles in those comparable transactions. A point within this range of percentages allocable to technology based intangibles was then selected based on company specific factors such as the significance of TriVascular’s tangible assets in relation to that of the comparable companies used and the public awareness of TriVascular’s tradename in relation to those same comparable companies. This selected percentage was then divided between developed and in-process technologies based on a qualitative assessment of the relative market potential of TriVascular’s approved and in-process technologies. Such assessment was necessarily limited to information available at the time and is subject to change as more information is made available upon consummation of the Merger. The respective percentages selected for developed and in-process technology were then applied to the estimated Merger Consideration to arrive at the estimated fair value for both of the technology based intangibles. The estimated useful life for developed technology was determined in reference to a variety of inputs, including the status of development of TriVascular’s next generation solutions, the extent to which TriVascular’s existing developed technology migrates to such future solutions, the estimated status of development of competing technologies, and the results of a benchmarking analysis in which useful lives assigned to developed technology associated with comparable transactions was compiled.

In-process technology expected to be acquired in the Merger consists primarily of the Ovation Alto platform, TriVascular’s next generation aortic body that together with the next generation iliac limbs make up the Ovation Alto stent graft, and other potential platform applications such as those applicable to the treatment of thoracic aneurysms. First-in-man clinical studies for the Ovation Alto currently are expected to begin in 2016 and regulatory approval is expected in 2018. Endologix expects that the remaining cash requirements to obtain regulatory approval relate to research and development and clinical studies for the Ovation Alto and is estimated to be approximately $5 to $10 million. In-process technology will be accounted for as an indefinite-lived intangible asset until the underlying projects are completed or abandoned.

(b)	Adjustment to eliminate $0.4 million of non-recurring merger transaction costs from historical Endologix general and administrative expenses for the nine months ended September 30, 2015. No transaction costs were incurred during the year ended December 31, 2014.

(c)	Adjustment to reflect interest expense for the nine months ended September 30, 2015 related to the new debt structure expected to be in place after the consummation of the merger, as shown in the table below (dollars in thousands):

Debt instrument	Principal	Stated interest rate	Interest expense
Existing convertible notes	86,250	2.25%	$4,460
Bank of America line of credit		Adjusted LIBOR + 2.5%	—
Senior Convertible Notes	125,000	3.25%	3,047
Amortization of discount and deferred financing fees			4,056

			11,563
Less: historical Endologix interest expense			4,460
Less: historical TriVascular interest expense			5,888

Total increase in interest expense			$1,215

Each 1/8% increase in the stated interest rate on the Senior Convertible Notes would result in a $0.1 million increase in interest expense for the nine months ended September 30, 2015. The following table shows the effect of a change in estimated all-in effective interest rate and the resulting discount on the Senior Convertible Notes at inception and interest expense for the nine months ended September 30, 2015 (dollars in thousands):

Change in Effective Interest Rate	Effective Interest Rate	Estimated Discount	Interest Expense
Increase of 1/8%	10.44%	29,829	7,179
Decrease of 1/8%	10.19%	30,040	7,009

(d)	Adjustment to reflect interest expense for the year ended December 31, 2014 related to the new debt structure expected to be in place after the consummation of the merger, as shown in the table below (dollars in thousands):

Debt instrument	Principal	Stated interest rate	Interest expense
Existing convertible notes	86,250	2.25%	$5,709
Bank of America line of credit		Adjusted LIBOR + 2.5%	—
Senior Convertible Notes	125,000	3.25%	4,063
Amortization of deferred financing fees			5,408

			15,180
Less: historical Endologix interest expense			5,709
Less: historical TriVascular interest expense			7,652

Total increase in interest expense			$1,819

Each 1/8% increase in the stated interest rate on the Senior Convertible Notes would result in a $0.2 million increase in interest expense for the year ended December 31, 2014. The following table shows the effect of a change in estimated all-in effective interest rate and the resulting discount on the Senior Convertible Notes at inception and interest expense for the year ended December 31, 2014 (dollars in thousands):

Change in Effective Interest Rate	Effective Interest Rate	Estimated Discount	Interest Expense
Increase of 1/8%	10.44%	29,829	9,596
Decrease of 1/8%	10.19%	30,040	9,345

(e)	No income tax effect has been provided for the pro forma adjustments to income (loss) before income taxes, as it is anticipated that the adjustments will be in entities with a deferred tax valuation allowance.
(f)	Represents the estimated shares issuable as part of the merger consideration.
(g)	Represents historical TriVascular basic and diluted shares to be eliminated upon the consummation of the merger.
(h)	Represents the pro forma weighted average shares outstanding that have been calculated using the historical weighted average Endologix shares outstanding and the additional shares issuable to TriVascular stockholders in connection with the consummation of the merger, assuming the shares were outstanding for the entire year ended December 31, 2014 and the nine months ended September 30, 2015. Because of the net losses incurred during the nine months ended September 30, 2015 and the year ended December 31, 2014, shares underlying the Senior Convertible Notes, stock options, restricted stock awards, and RSUs were excluded from the historical and pro forma computation of net loss per share as the effect would have been antidilutive.

Pro Forma Basic and Diluted Weighted Average Shares Outstanding (in thousands)	Pro Forma Nine months ended September 30, 2015	Pro Forma Year ended December 31, 2014
Historical Endologix basic and diluted shares outstanding	67,568	65,225
Issuance of Endologix shares to TriVascular stockholders	13,594	13,594

Pro Forma Weighted Average (basic and diluted)	81,162	78,819

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the merger to U.S. holders and non-U.S. holders (each as defined below) of TriVascular common stock who receive the merger consideration for their shares of TriVascular common stock pursuant to the merger. This discussion is limited to such holders who hold their TriVascular common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, judicial interpretations thereof and administrative rulings and published positions of the IRS, each as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth herein.

This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of TriVascular common stock in light of their particular facts and circumstances and does not apply to holders of TriVascular common stock that are subject to special rules under the U.S. federal income tax laws (including, for example, banks or other financial institutions, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, U.S. holders having a “functional currency” other than the U.S. dollar, holders who hold shares of TriVascular common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, “controlled foreign corporations,” “passive foreign investment companies,” “foreign financial institution,” “non-financial foreign entities,” holders who exercise appraisal or dissenters’ rights, holders that hold (or that held, directly or constructively, at any time during the five-year period ending on the date of the disposition of such holder’s TriVascular common stock pursuant to the merger) 5% or more of the TriVascular common stock, and holders who acquired their shares of TriVascular common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan). This discussion does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under any state, local or non-U.S. tax laws or under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of TriVascular common stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of TriVascular common stock should consult their tax advisors regarding the tax consequences of the merger to them.

ALL HOLDERS OF TRIVASCULAR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of shares of TriVascular common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of shares of TriVascular common stock that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

It is a condition to each of Endologix’s and TriVascular’s obligation to complete the merger that it receive a written opinion from each other’s legal counsel, Arnold & Porter, in the case of TriVascular, and SYCR, in the case of Endologix, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on representations made by TriVascular and Endologix and on customary factual assumptions, as well as certain covenants and undertakings of TriVascular and Endologix. If any of such representations, assumptions, covenants or undertakings is or becomes incorrect, incomplete, inaccurate or is violated, the validity of the opinions described above may be affected and the U.S. federal income tax consequences of the merger could differ materially from those described below. In addition, neither of the opinions described above will be binding on the IRS or any court. Endologix and TriVascular have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger. There can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

In the event that legal counsel is not able to give an opinion that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, Endologix and TriVascular nevertheless may waive this opinion requirement and cause the merger to occur. In that case, if the merger in fact does not qualify as a reorganization within the meaning of Section 368(a) of the Code, then each U.S. holder generally would recognize gain or loss equal to the difference between (a) the fair market value of the Endologix common stock and cash received by the U.S. holder and (b) the U.S. holder’s adjusted basis in its shares of TriVascular common stock surrendered.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

Assuming the receipt and accuracy of the opinions described above, the U.S. federal income tax consequences of the merger to U.S. holders are as follows:

•	a U.S. holder who receives a combination of shares of Endologix common stock and cash (other than cash received in lieu of fractional shares of Endologix common stock) in exchange for shares of TriVascular common stock pursuant to the merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Endologix common stock and cash received by the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of TriVascular common stock surrendered and (ii) the amount of cash received by such U.S. holder (in each case excluding any cash received in lieu of fractional shares in Endologix common stock, which will be treated as discussed below);

•	the aggregate tax basis of the shares of Endologix common stock received pursuant to the merger (including any fractional shares of Endologix common stock deemed received and exchanged for cash, as discussed below) will be the same as the aggregate tax basis of the shares of TriVascular common surrendered in exchange therefor, decreased by the amount of cash received (excluding any cash received instead of fractional shares of Endologix common stock), and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below), excluding any gain recognized with respect to any fractional shares of Endologix common stock for which cash is received, as discussed below; and

•	the holding period of the Endologix common stock received in exchange for shares of TriVascular common stock (including any fractional shares of Endologix common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the TriVascular common stock for which it is exchanged.

If a U.S. holder of TriVascular common stock acquired different blocks of shares of TriVascular common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of shares of TriVascular common stock and such U.S. holder’s basis and holding period in its shares of Endologix common stock may be determined with reference to each block of shares of TriVascular common stock. Any such holder should consult its tax advisors regarding the manner in which cash and shares of Endologix common stock received in the merger should be allocated among different blocks of shares of TriVascular common stock and with respect to identifying the bases or holding periods of the particular shares of Endologix common stock received.

Any gain recognized by a U.S. holder of TriVascular common stock in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holder has held its shares of TriVascular common stock surrendered for more than one year as of the date of the exchange. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. In some cases, if a holder actually or constructively owns Endologix common stock other than Endologix common stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, holders of TriVascular common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

A U.S. holder of shares of TriVascular common stock who receives cash instead of a fractional share of Endologix common stock will generally be treated as having received the fractional share pursuant to the merger, and then as having sold that fractional share of Endologix common stock for cash. As a result, such U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share of Endologix common stock. Gain or loss recognized with respect to cash received in lieu of a fractional share of Endologix common stock will generally constitute capital gain or loss, and will constitute long-term capital gain or loss if, as of the date of the exchange, the holding period for such share is greater than one year. The deductibility of capital losses is subject to limitations.

U.S. Federal Income Tax Consequences of the Merger to Non-U.S. Holders

In general, the U.S. federal income tax consequences of the merger to non-U.S. holders that receive a combination of shares of Endologix common stock and cash in exchange for shares of TriVascular common stock pursuant to the merger will be the same as those described above for U.S. holders, except that, subject to the discussion below regarding potential dividend treatment, a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized in connection with the merger unless:

•	such gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year in which the gain is realized and certain other conditions are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S. source capital losses, if any, of the non-U.S. holder.

As discussed above under “— U.S. Federal Income Tax Consequences of the merger to U.S. Holders,” in certain circumstances, gain recognized in connection with the merger by a non-U.S. holder could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Any amount so treated generally would be subject to U.S. withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) unless such dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States). To the extent the applicable withholding agent is unable to determine the amount subject to such withholding with respect to a non-U.S. holder, the withholding agent may withhold at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the entire amount of cash consideration payable to such non-U.S. holder pursuant to the merger. If a withholding agent withholds excess amounts from the cash consideration so payable to a non-U.S. holder, such non-U.S. holder may obtain a refund of any such excess amounts by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any portion of the cash consideration payable to them pursuant to the merger, and the possible desirability of selling their shares of TriVascular common stock or Endologix common stock (and considerations relating to the timing of any such sales).

Information Reporting and Backup Withholding

Payments of cash to a U.S. holder of TriVascular common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the U.S. holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Certain holders (such as corporations and non-U.S. holders) are exempt from backup withholding. Non-U.S. holders may be required to comply with certification requirements and identification procedures in order to establish an exemption from information reporting and backup withholding. The amount of any backup withholding will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any; provided that certain required information is timely furnished to the IRS.

FATCA Withholding

Under certain provision of the Code (the “FATCA Rules”), a 30% withholding tax will be imposed on dividends received by certain non-U.S. holders in connection with the merger if such holders fail to comply with certain information reporting requirements. Please consult your own tax advisor regarding the applicability of the FATCA Rules to your situation.

The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to a particular holder. All holders of TriVascular common stock should consult their own tax advisors as to the specific tax consequences of the merger to them, including tax reporting requirements, and the applicability and effect of any federal, state, local and non-U.S. tax laws.

DESCRIPTION OF ENDOLOGIX CAPITAL STOCK

As of the date of this proxy statement/prospectus, Endologix is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of January 4, 2016, there were 68,030,432 shares of Endologix common stock outstanding and no shares of preferred stock outstanding.

The following description of Endologix common stock and preferred stock summarizes the material terms and provisions of these types of securities, but it is not complete. For the complete terms of Endologix common stock and preferred stock, please refer to the Endologix charter and bylaws that are incorporated by reference into this proxy statement/prospectus and, with respect to preferred stock, any certificate of designation that Endologix may file with the SEC for a series of preferred stock Endologix may designate, if any.

Common Stock

The holders of Endologix common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of Endologix common stock are not entitled to cumulative voting rights with respect to the election of directors and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone.

Subject to preferences that may be applicable to any then-outstanding shares of preferred stock, holders of Endologix common stock are entitled to receive ratably such dividends as may be declared by the Endologix board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Endologix, holders of Endologix common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any then-outstanding shares of preferred stock. Holders of Endologix common stock have no preemptive rights and no right to convert their Endologix common stock into any other securities. There are no redemption or sinking fund provisions applicable to Endologix common stock. All outstanding shares of Endologix common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of Endologix common stock are subject to, and may be adversely affected by, the rights of the holders of outstanding shares of any of Endologix’s preferred stock.

Endologix common stock is listed on Nasdaq under the symbol “ELGX.” The transfer agent and registrar for Endologix common stock is American Stock Transfer and Trust Company.

Preferred Stock

The Endologix charter provides that the Endologix board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the number of shares constituting any series or the designation of a series and to determine or alter for each series or designation of a series the voting powers, if any, and the designations, preferences, and relative, participating, optional or other rights, and the qualifications, limitations or restrictions, of any series or the designation of a series. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of Endologix common stock until the Endologix board of directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things: restricting dividends on the Endologix common stock; diluting the voting power of the Endologix common stock; impairing the liquidation rights of the Endologix common stock; or delaying or preventing a change in control of Endologix without further action by the stockholders.

Prior to the issuance of shares of preferred stock, the Endologix board of directors is required by the DGCL and the Endologix charter to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series of preferred stock the rights, preferences and privileges of such class or series.

The DGCL provides that the holders of preferred stock will have the right to vote separately as a class on any proposed fundamental change in the rights of the preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

All shares of preferred stock will, when issued, be fully paid and nonassessable and will not have any preemptive or similar rights.

The Endologix board of directors could authorize the issuance of additional shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that might involve a premium price for the holders of the shares of Endologix common stock, or that such holders might believe to be in their best interests.

Potential Anti-Takeover Effects of Various Provisions of Delaware Law and the Endologix Charter and Bylaws

As a corporation organized under the laws of the State of Delaware, Endologix is subject to Section 203 of the DGCL, which restricts Endologix’s ability to enter into business combinations with an interested stockholder or a stockholder owning 15% or more of Endologix’s outstanding voting stock, or that stockholder’s affiliates or associates, for a period of three years. These restrictions do not apply if:

•	prior to becoming an interested stockholder, the Endologix board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of Endologix’s voting stock outstanding at the time the transaction commenced, subject to exceptions; or

•	on or after the date a stockholder becomes an interested stockholder, the business combination is both approved by the Endologix board of directors and authorized at an annual or special meeting of Endologix’s stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Each of Endologix’s amended and restated certificate of incorporation, as amended, and amended and restated bylaws also include a number of other provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management. First, Endologix’s amended and restated certificate of incorporation, as amended, and amended and restated bylaws provide for a classified board of directors comprised of three classes of directors with each class serving a staggered three-year term. Under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation’s certificate of incorporation provides otherwise. Endologix’s amended and restated certificate of incorporation, as amended, does not provide otherwise. Second, Endologix’s amended and restated bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing. Third, Endologix’s amended and restated bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Endologix’s amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management. Fourth, Endologix’s amended and restated certificate of incorporation, as amended, provides that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of Endologix’s directors then in office, even if less than a quorum. Fifth, the Endologix board of directors has the authority to issue preferred stock, which could potentially be used to discourage attempts by third parties to obtain control of Endologix through a merger, tender offer, proxy or consent solicitation or otherwise, by making those attempts more difficult to achieve or more costly.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Endologix and TriVascular are both organized under the laws of the State of Delaware and, accordingly, the rights of holders of Endologix common stock and TriVascular common stock are currently, and will continue to be, governed by the DGCL. Any differences, therefore, in the rights of holders of Endologix common stock and TriVascular common stock arise primarily from differences in the companies’ respective certificates of incorporation (which we refer to below as their respective charters) and bylaws. Upon completion of the merger, holders of TriVascular common stock will receive shares of Endologix common stock as partial consideration for their shares of TriVascular common stock. As a result, upon completion of the merger, the rights of holders of TriVascular common stock who become holders of Endologix common stock in connection with the merger will be governed by the DGCL, the Endologix charter and bylaws.

The following is a summary of the material differences between the current rights of Endologix stockholders and the current rights of TriVascular stockholders. Although Endologix and TriVascular believe that this summary covers the material differences between the two companies’ stockholder rights, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Endologix stockholders and TriVascular stockholders, and it is qualified in its entirety by reference Endologix’s and TriVascular’s respective certificates of incorporation and bylaws, which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part and incorporated into this proxy statement/prospectus by reference, the DGCL, the rules and regulations of the SEC and the various other documents of Endologix and TriVascular referred to in this summary. In addition, the characterization of some of the differences in the rights of Endologix stockholders and TriVascular stockholders as material is not intended to indicate that other differences do not exist or are not important. See “Where To Obtain Additional Information.”

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Authorized Capital Stock

The TriVascular charter authorizes TriVascular to issue 105,000,000 shares of its capital stock divided into two classes: 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

The TriVascular board of directors is authorized to issue the preferred stock in one or more series, to establish the number of authorized shares of any such series (up to the maximum number of authorized shares of preferred stock) and to fix the designation of any such series as well as the powers, preferences and rights, and any qualifications, limitations or restrictions of any such series. As of the date of this proxy statement/prospectus, the TriVascular board of directors has not fixed the terms of any series of preferred stock.

As of November 13, 2015, there were 20,577,753 shares of TriVascular common stock outstanding, and no shares of preferred stock outstanding.

The Endologix charter authorizes Endologix to issue 105,000,000 shares of its capital stock divided into two classes: 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

The Endologix board of directors is authorized to issue the preferred stock in one or more series, to establish the number of authorized shares of any such series (up to the maximum number of authorized shares of preferred stock) and to fix the designation of any such series as well as the voting powers, if any, and the designations, preferences, and relative, participating, optional, or other rights, and the qualifications, limitations or restrictions, of any series or the designation of a series. As of the date of this proxy statement/prospectus, the Endologix board of directors has not fixed the terms of any series of preferred stock.

As of November 13, 2015, there were 68,032,831 shares of Endologix common stock outstanding (excluding 194,011 shares held in treasury), and no shares of preferred stock outstanding.

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Dividends

The TriVascular charter provides that, subject to the rights of holders of any preferred stock, dividends may be paid on the TriVascular common stock from legally available funds, when, as and if declared thereon by the TriVascular board of directors.

The Endologix charter provides that dividends may be paid on the Endologix common stock from legally available funds, when and if determined by the Endologix board of directors and subject to any preferential dividend rights on any then-outstanding preferred stock. The Endologix charter also permits the Endologix board of directors to designate preferred stock and in connection with such designation fix dividend rights.

Liquidation Rights

The TriVascular charter provides that upon the liquidation, dissolution or winding up of TriVascular, after payment or provision for payment of the debts and other liabilities of TriVascular, and subject to the rights of holders of any preferred stock, holders of TriVascular common stock shall be entitled to receive all the remaining assets of TriVascular available for distribution to stockholders, ratably in proportion to the number of shares held by each of them.

The Endologix charter provides that upon the liquidation, dissolution or winding up of Endologix, Endologix’s assets will be distributed among the holders of Endologix common stock pro rata based on the number of shares of Endologix common stock held by each. The Endologix charter permits the Endologix board of directors to designate preferred stock and in connection with such designation fix liquidation rights.

Voting Rights

The TriVascular charter provides that each holder of TriVascular common stock is entitled to one vote for each such share on each matter properly submitted to the stockholders on which holders of shares of TriVascular common stock are entitled to vote.

The Endologix charter provides that each holder of Endologix common stock is entitled to one vote for each share held upon such matters and in such manner as may be provided by law. The Endologix charter permits the Endologix board of directors to designate preferred stock and in connection with such designation fix voting rights.

Quorum

Under the TriVascular bylaws, the holders of a majority of the shares of TriVascular common stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of TriVascular stockholders.

Under the Endologix bylaws, the holders of a majority of the shares of Endologix common stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of Endologix stockholders for the transaction of business.

Size of Board of Directors

The TriVascular charter provides that, subject to the rights of holders of any preferred stock, the number of members of the TriVascular board of directors will be fixed by one or more resolutions of the TriVascular board of directors. As of the date of this proxy statement/prospectus, the TriVascular board of directors consists of 7 members.

The Endologix charter provides that the number of directors on the Endologix board of directors will fixed by the Endologix bylaws. The Endologix bylaws provide that the exact number of members of the Endologix board of directors is to be determined by a resolution of the Endologix board of directors, and initially fixes the number at eight directors.

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Structure and Term of Board of Directors
The TriVascular charter provides that, subject to the rights of holders of any preferred stock then outstanding to elect additional directors under specified circumstances, the board of directors is divided into three classes, with the term of the first class of directors expiring at the first annual meeting of stockholders following the closing of TriVascular’s initial public offering, the term of the second class of directors expiring at the second annual meeting of stockholders following the closing of TriVascular’s initial public offering and the term of the third class of directors expiring at the third annual meeting of stockholders following the closing of TriVascular’s initial public offering, and at each annual meeting of stockholders thereafter the directors elected to succeed those directors whose terms expire will be elected to serve a three-year term.	The Endologix board of directors is classified into three classes. Directors are elected at each annual meeting of stockholders for a three-year term to succeed the directors of the class whose terms then expire.

Vacancies on Board of Directors and Newly Created Directorships

The TriVascular charter provides that, subject to the rights of holders of any preferred stock, any vacancy or newly created directorship on the TriVascular board of directors will, unless the board of directors determines by resolution that any such vacancy or newly created directorships shall be filled by the stockholders, and except as otherwise provided by law, be filled only by a majority of the directors then in office, even though less than a quorum, and not by the stockholders.

The Endologix bylaws provide that any vacancy and newly created directorship on the Endologix board of directors will be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director.

Election of Directors

The TriVascular bylaws provide that directors will be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The Endologix bylaws provide that directors will be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Removal of Directors
Under the DGCL and the TriVascular charter, directors may be removed by the stockholders only for cause by the holders of a majority of the shares then entitled to vote at an election of directors.

The Endologix bylaws provide that a director may be removed with or without cause by a vote of a majority of the shares of Endologix common stock then entitled to vote with respect to the election of directors.

Limitation on Liability of Directors

The TriVascular charter provides that, to the fullest extent permitted by the DGCL, a director will not be personally liable to TriVascular or its stockholders for monetary damages for breach of fiduciary duty as a director.

Section 102 of the DGCL provides that a corporation may include in its certificate of incorporation a

The Endologix charter limits, to the maximum extent permitted by the DGCL, the personal liability of Endologix directors for monetary damages for breach of their fiduciary duties as an Endologix director.

Section 102(b)(7) of the DGCL permits a corporation’s certificate of incorporation to include a provision eliminating or limiting the personal

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provision eliminating the personal liability of a director for monetary damages for breach of fiduciary duty as a director, except that such a provision may not eliminate the liability of a director for (i) any breach of a director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.	liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director for: (i) any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) transactions under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions); or (iv) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers
The TriVascular charter provides that TriVascular will, to the fullest extent permitted by applicable law, indemnify any current or former director or officer who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (all of the foregoing, a “proceeding”) by reason of the fact that he or she is or was a director or officer of TriVascular or is or was serving at the request of TriVascular as a director, officer, employee or agent of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such proceeding, except that TriVascular will not be obligated to indemnify any current or former director or officer in connection with a proceeding initiated by such person unless such proceeding was authorized by the TriVascular board of directors. The TriVascular bylaws also provide that TriVascular shall pay in advance the expenses (including attorneys’ fees) incurred by its current directors and officers in defending any proceeding upon TriVascular’s receipt of a written request therefor and an undertaking by or on behalf of such person to repay the advanced amounts if it is ultimately determined that the director or officer is not entitled to be indemnified.

The Endologix bylaws provide that Endologix shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by the DGCL.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145 of the DGCL also provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation,

TRIVASCULAR	ENDOLOGIX
partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification is permitted without judicial approval if the person is adjudged to be liable to the corporation. Where a person is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such person against the expenses which such person actually and reasonably incurred.

Stockholder Action by Written Consent
The TriVascular charter provides that stockholders may not act by written consent.	The Endologix charter does not allow stockholders to act by written consent.

Special Meetings of Stockholders

Under the TriVascular bylaws, special meetings of stockholders may be called, subject to the rights of holders of any preferred stock, only by a majority of the TriVascular board of directors, the Chairperson of the board of directors or the Chief Executive Officer. Only such business may be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of a majority of the TriVascular board of directors, the Chairperson of the board of directors or the Chief Executive Officer.

Special meetings of Endologix stockholders may be called only by the President, the Secretary or a majority of the Endologix board of directors, or upon the written request of stockholders who together own of record 50% of the entire capital stock of Endologix issued and outstanding and entitled to vote.

Stockholder Proposals and Nominations for Candidates for Election

Under the TriVascular bylaws, stockholders of record may propose business to be brought before an annual meeting of stockholders only if they provide timely and proper notice of the proposal. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of TriVascular not later than the 90th day nor earlier than the 120th day before the one-year anniversary of the date on which TriVascular first mailed its proxy materials for the preceding year’s annual meeting, unless the annual meeting is held more than 30 days prior to or delayed by more than 70 days after the anniversary of the preceding year’s annual meeting, or if no annual was held in the previous year, in which cases notice must be received no earlier than the 120th day prior to such annual meeting and no later than the close of business on the later of (i) the 90th day before such annual meeting or (ii) the 10th day following the day on which public announcement (as defined in the bylaws) of the date of

The Endologix bylaws allow stockholders to propose business to be brought before a stockholder meeting, including nominations for the election of directors, subject to timely and proper notice of such business in accordance with the requirements set forth in the Endologix bylaws.

To be timely, a stockholder’s notice must be delivered to the Secretary of Endologix at Endologix’s principal executive offices not later than the later of the 90th day prior to the date of such meeting or, if the first notice or public disclosure of the date of such meeting is less than 100 days prior to the date of such meeting, the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

The Endologix bylaws also require that a stockholder’s notice must set forth certain

TRIVASCULAR	ENDOLOGIX

such annual meeting is first made. To be in proper form, a stockholder’s notice must set forth a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting and certain additional information specified in the bylaws regarding the stockholder making the proposal.

Under the TriVascular bylaws, stockholders of record may nominate candidates for election to the board of directors at any annual meeting of stockholders or special meeting of stockholders at which directors are to be elected only if they give timely and proper notice of the persons nominated. To be timely in the case of nominations made in connection with an annual meeting, a stockholder’s notice must be received by the Secretary at the principal executive offices of TriVascular within the same time periods for giving notice of business proposals. To be timely in the case of nominations made in connection with a special meeting at which directors are to be elected, a stockholder’s notice must be received by the Secretary at the principal executive offices of TriVascular no later than the close of business on the later of (i) the 90th day before the special meeting or (ii) the 10th day following the day on which public announcement (as defined in the bylaws) is first made of the date of the special meeting and of the nominees proposed by the board of directors. To be in proper form, a stockholder’s notice must set forth certain information specified in the bylaws regarding the persons being nominated and the stockholder making the nominations.

information with respect to the stockholder and, if applicable, the stockholder’s nominee for the board of directors or a brief description of the business to be conducted.

Additionally, any stockholder proposal that complies with Rule 14a-8 promulgated under the Exchange Act and is to be included in Endologix’s proxy statement for an annual meeting of stockholders will be deemed to comply with the requirements of the Endologix bylaws related to non-director related business brought before a stockholder meeting.

Amendment of Charter and Bylaws

Under Section 242 of the DGCL, a proposed amendment to the certificate of incorporation must be approved by both the board of directors and, unless the certificate of incorporation requires a greater vote, the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class. As there currently is only one outstanding class of TriVascular capital stock, in general, the affirmative vote of a majority of the voting power of the outstanding shares of TriVascular common stock is required to approve a proposed amendment to the TriVascular charter. The TriVascular charter also provides that, in addition to the default voting requirement under Section 242 of the DGCL, amendments to specified provisions of the TriVascular charter require the affirmative vote of the holders of at least 66 2⁄3% of the outstanding shares of TriVascular common stock

The Endologix charter may be amended by the affirmative vote of the holders of a majority of the shares of the outstanding Endologix common stock entitled to vote thereon.

The Endologix bylaws may be amended by the affirmative vote of the holders of a majority of the shares of the outstanding Endologix common stock or by the affirmative vote of a majority of the entire Endologix board of directors; provided that no amendment or supplement to the bylaws adopted by the Endologix board of directors will vary or conflict with any amendment or supplement adopted by the Endologix stockholders.

TRIVASCULAR	ENDOLOGIX

entitled to vote generally in the election of directors, voting together as a single class. The provisions of the TriVascular charter subject to the supermajority voting requirement concern (i) the number, division into classes, election, term, removal, and power to fill vacancies and newly created directorships of the board of directors, (ii) director and stockholder authority to amend the TriVascular bylaws, (iii) stockholder authority to act by written consent, call special meetings, and propose business and nominate candidates for election at meetings of the stockholders, (iv) the limitation of personal liability of directors and indemnification rights of current directors and officers of TriVascular, and (v) amendments to the charter.

The TriVascular charter provides that the TriVascular bylaws may be amended or repealed by the TriVascular board of directors or the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all of the then-outstanding shares of TriVascular capital stock entitled to vote generally in the election of directors, voting together as a single class.

Shareholder Rights Plan
TriVascular does not currently have a shareholder rights plan in place.	Endologix does not currently have a shareholder rights plan in place.

Business Combination Statute
TriVascular has not opted out of Section 203 of the DGCL.

Endologix has not opted out of Section 203 of the DGCL. For a summary of Section 203 of the DGCL, see “Description of Endologix Capital Stock — Potential Anti-Takeover Effects of Various Provisions of Delaware Law and Endologix Charter and Bylaws.”

Exclusive Forum

The TriVascular bylaws provide that, unless TriVascular consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action brought on behalf of TriVascular, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of TriVascular to TriVascular or TriVascular stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine.

The Endologix bylaws do not provide for an exclusive forum.

BENEFICIAL OWNERSHIP OF TRIVASCULAR COMMON STOCK

The following table presents information as to the beneficial ownership of TriVascular common stock as of October 31, 2015 for:

•	each person, or group of affiliated persons, known by TriVascular to beneficially own more than 5% of TriVascular common stock;

•	each named executive officer as set forth in the summary compensation table above;

•	each of TriVascular’s directors; and

•	all executive officers and directors as a group.

The number of shares beneficially owned and the percentage of shares beneficially owned are based on 20,571,028 shares of TriVascular common stock outstanding as of October 31, 2015. Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them. In accordance with SEC rules, if a person has a right to acquire beneficial ownership of any shares of TriVascular common stock, on or within 60 days of October 31, 2015, upon exercise of outstanding options or otherwise, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of TriVascular common stock that person beneficially owns. These shares are not included in the computations of percentage ownership for any other person. Except as otherwise indicated, the address of each of the persons in this table is c/o TriVascular Technologies, Inc., 3910 Brickway Blvd., Santa Rosa, California 95403.

	Number of Shares Beneficially Owned	Percent
Name of Beneficial Owner
5% or Greater Stockholders:
Entities affiliated with NEA (1)	4,001,022	19.4%
Entities affiliated with Delphi (2)	3,586,837	17.4%
Entities affiliated with Wellington Management (3)	2,130,216	10.4%
Entities affiliated with MPM (4)	1,814,061	8.8%
Entities affiliated with Greenspring (5)	1,250,000	6.1%
Entities affiliated with Redmile (6)	1,755,568	8.5%
Entities affiliated with FMR (7)	2,051,152	10.0%
Named Executive Officers and Directors:
Christopher G. Chavez (8)	886,045	4.3%
Michael R. Kramer (9)	162,667	* %
Michael V. Chobotov, Ph.D. (10)	324,324	1.6%
Ryan D. Drant (11)	4,006,855	19.4%
Daniel J. Moore (12)	25,342	* %
Jake R. Nunn (13)	4,006,855	19.4%
Douglas A. Roeder (14)	3,586,837	17.4%
James P. Scopa (15)	1,819,894	8.8%
Robert W. Thomas (16)	122,727	* %
All directors and executive officers as a group (12 persons) (17)	11,180,82	52.1%

*	Indicates ownership of less than 1%.
(1)

Consists of (i) 3,945,191 shares of TriVascular common stock and (ii) 55,831 shares of TriVascular common stock issuable upon the exercise of warrants exercisable within 60 days of October 31, 2015 held of record by entities affiliated with New Enterprise Associates (“NEA”). NEA Ventures 2008, Limited

Partnership (“Ven 2008”), and New Enterprise Associates 12, Limited Partnership (“NEA 12”), are collectively referred to as the entities affiliated with NEA. The shares and warrants described in this footnote directly held by NEA 12 are indirectly held by NEA Partners 12, Limited Partnership (“NEA Partners 12”), the sole general partner of NEA 12, NEA 12 GP, LLC, the sole general partner of NEA Partners 12 and each of the individual managers of NEA 12 GP, LLC. The individual managers of NEA 12 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, a member of the TriVascular board of directors, Patrick J. Kerins, Krishna “Kittu” Kolluri and Scott D. Sandell. The individual managers share voting and dispositive power with regard to the shares directly held by NEA 12. The shares directly held by Ven 2008 are indirectly held by Karen P. Welsh, the general partner of Ven 2008. Karen P. Welsh shares voting and dispositive power with regard to the shares directly held by Ven 2008. Each individual identified in this footnote disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The amounts above exclude shares held personally by Justin Klein and John Nehra, affiliates of NEA. The address for the entities affiliated with NEA is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(2)	Consists of (i) 3,535,910 shares of TriVascular common stock, (ii) 45,094 shares of TriVascular common stock issuable upon the exercise of warrants exercisable within 60 days of October 31, 2015 held of record by entities affiliated with Delphi (“Delphi”), and (iii) 5,833 shares of TriVascular common stock issuable upon the exercise of options exercisable within 60 days of October 31, 2015, which were issued to Douglas A. Roeder pursuant to TriVascular’s non-employee director compensation program and, pursuant to an agreement between Mr. Roeder and Delphi Management Partners VIII, LLC, were issued to that entity. Delphi BioInvestments VII, L.P., Delphi BioInvestments VIII, L.P., Delphi Ventures VII, L.P. and Delphi Ventures VIII, L.P. are collectively referred to as the entities affiliated with Delphi. Delphi Management Partners VII, LLC (“DMP VII”) is the general partner of each of Delphi BioInvestments VII, L.P. and Delphi Ventures VII, L.P., and Delphi Management Partners VIII, LLC (“DMP VIII”) is the general partner of each of Delphi BioInvestments VIII, L.P. and Delphi Ventures VIII, L.P. The managing members of each of DMP VII and DMP VIII are Douglas A. Roeder, a member of the TriVascular board of directors, James J. Bochnowski, David L. Douglass and Deepika R. Pakianathan, Ph.D. Each of DMP VII and DMP VIII and each individual identified in this footnote disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address for the entities affiliated with Delphi is 3000 Sand Hill Road, 1-135, Menlo Park, California 94025.
(3)	Based on information provided in a Schedule 13G filed by the stockholders with the SEC on July 10, 2015. Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP are collectively referred to as the entities affiliated with Wellington Management (“Wellington Management”).
(4)	Consists of (i) 1,776,692 shares of TriVascular common stock and (ii) 37,369 shares of TriVascular common stock issuable upon the exercise of warrants exercisable within 60 days of October 31, 2015 held of record by entities affiliated with MPM (“MPM”). MPM Asset Management Investors BV4 LLC, MPM BioVentures IV GmbH & Co. Beteiligungs KG and MPM BioVentures IV-QP, L.P. are collectively referred to as the entities affiliated with MPM. MPM Asset Management Investors LLC is the managing member of MPM BioVentures IV GP LLC, which is the general partner of MPM BioVentures IV-QP, LP and the managing limited partner of MPM BioVentures IV GmbH & Co. Beteiligungs KG. MPM BioVentures IV LLC is the manager of MPM Asset Management Investors BV4 LLC. James Scopa, a member of the TriVascular board of directors, is a member of MPM BioVentures IV LLC along with Ansbert Gadicke, Luke Evnin, Vaughn Kailian and Todd Foley. All members have shared power to vote, acquire, hold and dispose of all shares and warrants. Each individual identified in this footnote disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address for the entities affiliated with MPM is 200 Clarendon Street, 54th Floor, Boston, Massachusetts, 02116.
(5)

Based on information provided in a Schedule 13G filed by the stockholder with the SEC on May 2, 2014. Greenspring Global Partners VI-A, L.P., Greenspring Global Partners VI-C, L.P., Greenspring General Partner VI, L.P., Greenspring GP VI, LLC, Greenspring Opportunities II, L.P., Greenspring Opportunities II-A, L.P., Greenspring Opportunities General Partner II, L.P., Greenspring Opportunities General Partner

II-A, L.P., Greenspring Opportunities GP II, LLC and Greenspring Associates, Inc. are collectively referred to as the entities affiliated with Greenspring (“Greenspring”).
(6)	Based on information provided in a Schedule 13G filed by the stockholder with the SEC on February 24, 2015.
(7)	Based on information provided in a Schedule 13G filed by the stockholder with the SEC on April 10, 2015.
(8)	Consists of (i) 656,129 shares of TriVascular common stock, of which 448,143 shares are held directly, including 37,172 subject to certain repurchase rights, and 207,986 are held equally in two separate trusts for Mr. Chavez and his spouse, (ii) 38,503 shares of TriVascular common stock issuable upon settlement of fully-vested RSUs that are subject to settlement deferral until certain future events, such as a change in control or termination of employment and (iii) 191,413 shares of TriVascular common stock issuable upon the exercise of options exercisable within 60 days of October 31, 2015.
(9)	Consists of 91,597 shares of TriVascular common stock, including 13,054 shares of TriVascular common stock subject to certain repurchase rights, and 71,070 shares of TriVascular common stock issuable upon the exercise of options exercisable within 60 days of October 31, 2015.
(10)	Consists of 173,015 shares of TriVascular common stock, including 8,986 shares of TriVascular common stock subject to certain repurchase rights, and 151,309 shares of TriVascular common stock issuable upon the exercise of options exercisable within 60 days of October 31, 2015.
(11)	Consists of the shares described in footnote (1) above, and 5,833 shares of TriVascular common stock issuable upon the exercise of options exercisable within 60 days of October 31, 2015. Mr. Drant is a general partner at NEA and, as such, may be deemed to share voting and dispositive power with respect to the shares held by these entities. Mr. Drant disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.
(12)	Consists of 25,342 shares of TriVascular common stock issuable upon the exercise of options exercisable within 60 days of October 31, 2015.
(13)	Consists of the shares described in footnote (1) above, and 5,833 shares of TriVascular common stock issuable upon the exercise of options exercisable within 60 days of October 31, 2015. Mr. Nunn is a partner at NEA and, as such, may be deemed to share voting and dispositive power with respect to the shares held by these entities. However, Mr. Nunn has no voting or dispositive power over and disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.
(14)	Includes of the shares described in footnote (2) above, including 5,833 shares of TriVascular common stock issuable upon the exercise of options exercisable within 60 days of October 31, 2015, which, pursuant to his agreement with Delphi Management Partners VIII, LLC, were issued to that entity on his behalf. Mr. Roeder is a general partner with Delphi Ventures and, as such, may be deemed to share voting and dispositive power with respect to the shares held by these entities. Mr. Roeder disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.
(15)	Consists of the shares described in footnote (4) above, and 5,833 shares of TriVascular common stock issuable upon the exercise of options exercisable within 60 days of October 31, 2015. Mr. Scopa is a managing director of MPM Capital and, as such, may be deemed to share voting and dispositive power with respect to the shares held by these entities. Mr. Scopa disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.
(16)	Consists of (i) 90,116 shares of TriVascular common stock, (ii) 6,326 shares of TriVascular common stock issuable upon the exercise of warrants exercisable within 60 days of October 31, 2015, and (iii) 26,285 shares of TriVascular common stock issuable upon the exercise of options exercisable within 60 days of October 31, 2015.
(17)	In addition to the shares and shares issuable upon exercise of options described in the footnotes above, includes 10,389 shares of TriVascular common stock and 237,917 shares of TriVascular common stock issuable upon the exercise of options exercisable within 60 days of October 31, 2015 held by other executive officers not expressly listed in table.

FUTURE STOCKHOLDER PROPOSALS

TriVascular will hold an annual meeting of stockholders in the year 2015 only if the merger has not already been completed. If the annual meeting is held, if a TriVascular stockholder wants TriVascular to include a proposal in TriVascular’s proxy materials, such proposal must be submitted in writing by December 16, 2015 to TriVascular’s Secretary at 3910 Brickway Blvd., Santa Rosa, California 95403; provided that, if the date of the annual meeting is more than 30 days from May 21, 2016, the deadline is a reasonable time before TriVascular begins to print and send its proxy materials for next year’s annual meeting, if it is to be held. If you wish to submit a proposal that is not to be included in TriVascular’s proxy materials for next year’s annual meeting or to nominate a director pursuant to TriVascular’s current bylaws, rather than the SEC’s stockholder proposal procedures, you must do so not less than 90 days nor more than 120 days prior to the first anniversary of the mailing of proxy materials for the preceding year’s annual meeting; provided that, if the date of that annual meeting is more than 30 days before or more than 70 days after the first anniversary of the preceding year’s annual meeting, you must give notice not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting and (ii) the 10th day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs. You are also advised to review the TriVascular bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

LEGAL MATTERS

The validity of the Endologix common stock offered by this proxy statement/prospectus will be passed upon for Endologix by SYCR, Newport Beach, California.

EXPERTS

The consolidated financial statements and schedule of Endologix, Inc. as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of TriVascular Technologies, Inc. incorporated into this prospectus/proxy statement by reference to TriVascular Technologies, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE TO OBTAIN ADDITIONAL INFORMATION

Endologix and TriVascular file annual, quarterly and current reports, proxy statements and other information with the SEC. TriVascular stockholders may read and copy any reports, statements or other information that Endologix or TriVascular file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. Endologix’s and TriVascular’s public filings also are available to the public from commercial document retrieval services and may be obtained without charge at the SEC’s website at www.sec.gov.

Endologix has filed a registration statement on Form S-4 with the SEC to register the offer and sale of shares of Endologix common stock to be issued in the merger. This proxy statement/prospectus is a part of that registration statement. Endologix may also file amendments to such registration statement. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information in the registration statement, or the exhibits to the registration statement. You may obtain copies of the Form S-4 (and any amendments thereto) by contacting the proxy solicitation agent as directed elsewhere in this proxy statement/prospectus.

The SEC allows Endologix and TriVascular to incorporate information into this proxy statement/prospectus “by reference,” which means that Endologix and TriVascular can disclose important information to TriVascular stockholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information amended or superseded by information contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents and information set forth below that Endologix and TriVascular have previously filed with the SEC. These documents contain important information about Endologix and TriVascular and their financial conditions, businesses, operations and results.

Endologix Filings:

Endologix Information Incorporated by Reference	Period Covered or Date of Filing
Annual Report on Form 10-K	Fiscal year ended December 31, 2014, as filed with the SEC on April 17, 2015

Quarterly Report on Form 10-Q	Quarter ended March 31, 2015, as filed with the SEC on April 29, 2015

Quarterly Report on Form 10-Q	Quarter ended June 30, 2015, as filed with the SEC on August 5, 2015

Quarterly Report on Form 10-Q	Quarter ended September 30, 2015, as filed with the SEC on October 30, 2015

The description of Endologix common stock contained in Endologix’s Registration Statement on Form 8-A	As filed with the SEC on June 18, 1996, together with all amendments and reports filed for the purpose of updating such description

Current Reports on Form 8-K

Filed with the SEC on:

•       February 25, 2015

•       March 13, 2015 (two filings)

•       April 30, 2015

•       June 1, 2015

•       July 27, 2015

•       August 3, 2015

•       September 17, 2015

•       October 21, 2015

•       October 26, 2015 (two filings)

•       October 29, 2015

•       November 2, 2015

Proxy Statement on Schedule 14A	For the 2015 annual meeting of stockholders, filed with the SEC on April 17, 2015

TriVascular Filings:

TriVascular Information Incorporated by Reference	Period Covered or Date of Filing
Annual Report on Form 10-K	Fiscal year ended December 31, 2014, as filed with the SEC on March 9, 2015

Quarterly Report on Form 10-Q	Quarter ended March 31, 2015, as filed with the SEC on May 6, 2015

Quarterly Report on Form 10-Q	Quarter ended June 30, 2015, as filed with the SEC on August 5, 2015

Quarterly Report on Form 10-Q	Quarter ended September 30, 2015, as filed with the SEC on November 9, 2015

The description of TriVascular common stock set forth in TriVascular’ Registration Statement on Form 8-A	As filed with the SEC on April 11, 2014, together with all amendments and reports filed for the purpose of updating such description

Current Reports on Form 8-K	Filed with the SEC on: • March 4, 2015 • May 27, 2015 • May 29, 2015 • August 4, 2015 • October 26, 2015

Proxy Statement on Schedule 14A	For the 2015 annual meeting of stockholders, filed with the SEC on April 14, 2015

Endologix and TriVascular also hereby incorporate by reference any additional documents that either Endologix or TriVascular may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus to the date of the TriVascular special meeting. Nothing in this proxy statement/prospectus will be deemed to incorporate information furnished but not filed with the SEC or the contents of Endologix’s and TriVascular’s websites.

TriVascular stockholders may obtain copies of any of these documents without charge upon request to TriVascular at 3910 Brickway Blvd., Santa Rosa, CA 95403, Attn: Investor Relations or from the SEC at the SEC’s website at www.sec.gov.

ANNEX A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

ENDOLOGIX, INC.,

TETON MERGER SUB, INC.,

and

TRIVASCULAR TECHNOLOGIES, INC.

Dated as of October 26, 2015

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 26, 2015 (this “Agreement”), is by and among Endologix, Inc., a Delaware corporation (“Parent”), Teton Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), and TriVascular Technologies, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS, it is proposed that the Parties effect a combination of the Company with Parent through the merger of Merger Sub with and into the Company, with the Company surviving the merger upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) (the “Merger”);

WHEREAS, in connection with the Merger, each outstanding share of common stock, $0.01 par value per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares or Dissenting Shares) will automatically be converted into the right to receive the Per Share Merger Consideration upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL;

WHEREAS, the Parties intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has unanimously (a) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby (the “Transactions”) upon the terms and subject to the conditions contained herein and (b) resolved to recommend that the holders of shares of Company Common Stock adopt this Agreement at any meeting of the Company’s stockholders held for such purpose and any adjournment or postponement thereof (such recommendation, the “Company Recommendation”);

WHEREAS, the boards of directors of Parent and Merger Sub have approved this Agreement and determined that this Agreement and the Transactions, including the Merger and the issuance of Parent Common Stock in the Merger, are advisable and fair to, and in the best interests of, Parent and Merger Sub and their respective stockholders, as applicable;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company are simultaneously herewith entering into those certain Voting Agreements (the “Voting Agreements”), pursuant to which, among other things, such stockholders agree to vote shares of Company Common Stock owned by them in favor of the adoption of this Agreement;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Key Employees are simultaneously herewith entering into the Noncompetition Agreements which are effective conditioned on the Closing; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Merger and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Corporation”), such that, following the Merger, the Surviving Corporation will be a direct wholly-owned subsidiary of Parent. The Merger shall be governed by Section 251(c) of the DGCL.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place via the electronic exchange of execution versions of all closing documents and the signature pages thereto via facsimile or email by .pdf at 10:00 a.m., Pacific time, as soon as practicable following receipt of the Company Stockholder Approval, and no later than the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the last of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of such conditions), but no earlier than January 4, 2016, or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.” If the third (3rd) Business Day after the satisfaction of all of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing) occurs prior to January 4, 2016 (such date, the “Satisfaction Date”), and the Company is able to satisfy all of the conditions that by their nature are to be satisfied at or immediately as of the Satisfaction Date, and Parent elects to delay the Closing until January 4, 2014 pursuant to the prior sentence, then the Company shall be deemed to have satisfied all of the conditions to Closing as of the Satisfaction Date and shall not be required to satisfy such conditions again as of January 4, 2016 when the Closing occurs.

Section 1.3 Effective Time. At the Closing, the Parties shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary or on such later date and time as shall be agreed to by the Company and Parent and specified in the Certificate of Merger in accordance with the DGCL (such date and time being hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

Section 1.5 Organizational Documents of the Surviving Corporation. At the Effective Time, the Company Certificate shall, by virtue of the Merger, be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law; provided, however, that Article I thereof shall read as follows: “The name of the Corporation is TriVascular Technologies, Inc.” The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

Section 1.6 Directors. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Definitions. For purposes of this Agreement:

(a) “Aggregate Cash Consideration” means the sum of (i) the Aggregate Company Option Exercise Value plus (ii) the Aggregate Company Warrant Exercise Value plus (iii) the Aggregate Company Option Intrinsic Value plus (iv) the Aggregate Company Warrant Intrinsic Value plus (v) the Aggregate Company RSU Value plus (vi) if CRG elects to convert the CRG Convertible Debt into shares of Company Common Stock prior to the Effective Time, the CRG Value.

(b) “Aggregate Company Option Exercise Value” means the aggregate exercise price paid to the Company upon the exercise of all Company Options exercised for cash between September 11, 2015, and the Business Day immediately prior to the Effective Time.

(c) “Aggregate Company Option Intrinsic Value” means the sum of all of the Company Option Intrinsic Values for all of the Company Options outstanding on the date of this Agreement.

(d) “Aggregate Company RSU Value” means the sum of all of the Company RSU Values for all of the Company RSU Awards outstanding on the Business Day immediately prior to the Effective Time.

(e) “Aggregate Company Warrant Exercise Value” means the aggregate exercise price paid to the Company upon the exercise of all Company Warrants exercised for cash between September 11, 2015, and the Business Day immediately prior to the Effective Time.

(f) “Aggregate Company Warrant Intrinsic Value” means the sum of all of the Company Warrant Intrinsic Values for all of the Company Warrants outstanding on the date of this Agreement.

(g) “Company Option Intrinsic Value” means, (i) for each Company Option outstanding on the date of this Agreement which has an exercise price less than the ten (10) day volume weighted average closing price per share of Company Common Stock on Nasdaq, as reported in The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source), for the ten (10) trading days ending on the last trading day immediately prior to the Closing Date (the “VWAP”), the product obtained by multiplying (A) the number of shares of Company Common Stock subject to such Company Option (which number of shares shall be set forth in a statement delivered to Parent prior to the Closing Date and certified by the Chief Financial Officer of the Company), by (B) the difference between (1) the VWAP and (2) the per share exercise price of each such Company Option and (ii) for each Company Option outstanding on the date of this Agreement which has an exercise price equal to or greater than the VWAP, zero.

(h) “Company RSU Value” means, for each Company RSU Award which vests between the date hereof and the Closing Date or for which either vesting or settlement is accelerated in connection with the Transactions, the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company RSU Award (which number of shares shall be set forth in a statement delivered to Parent on such date and certified by the Chief Financial Officer of the Company), by (ii) the VWAP.

(i) “Company Warrant Intrinsic Value” means, (i) for each Company Warrant outstanding on the date of this Agreement which has an exercise price less than VWAP, the product obtained by multiplying (A) the number of shares of Company Common Stock subject to such Company Warrant , by (B) the difference between (1) the VWAP and (2) the per share exercise price of each such Company Warrant and (ii) for each Company Warrant outstanding on the date of this Agreement which has an exercise price equal to or greater than the VWAP, zero.

(j) “CRG Value” means the product obtained by multiplying (i) the number of shares of Company Common Stock issuable to CRG upon conversion of the CRG Convertible Debt in accordance with its terms at or prior to the Effective Time by (ii) the ten (10) day volume weighted average closing price per share of Company Common Stock on Nasdaq, as reported in The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source), for the ten (10) trading days ending on the last trading day immediately prior to the Closing Date.

(k) “Outstanding Company Common Stock” means the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including shares of Company Common Stock issued upon exercise of Company Options and Company Warrants immediately prior to the Effective Time, shares of Company Common Stock subject to Company Warrants to be assumed by Parent at the Effective Time, shares of Company Common Stock issued upon conversion of Company RSU Awards immediately prior to the Effective Time and shares of Company Common Stock issued upon conversion of the CRG Convertible Debt immediately prior to the Effective Time, if applicable).

(l) “Outstanding Company Common Stock Adjusted” means the Outstanding Company Common Stock minus the shares of Company Common Stock subject to Company Warrants to be assumed by Parent at the Effective Time.

(m) “Per Share Cash Consideration” means an amount of cash issuable per share of Outstanding Company Common Stock equal to the quotient obtained by dividing (i) the Aggregate Cash Consideration by (ii) the Outstanding Company Common Stock Adjusted.

(n) “Per Share Merger Consideration” means collectively the Per Share Stock Consideration and the Per Share Cash Consideration.

(o) “Per Share Stock Consideration” means a number of shares of Parent Common Stock issuable per share of Outstanding Company Common Stock equal to the quotient obtained by dividing (i) the number of shares of Parent Common Stock equal to 19.999% of the issued and outstanding shares of Parent Common Stock as of the Effective Time, as reasonably determined by Parent in accordance with Rule 5635 of Nasdaq (which number of shares shall be set forth in a statement delivered to the Company on such date and certified by the Chief Financial Officer of Parent), rounded down to the nearest whole share, by (ii) the Outstanding Company Common Stock.

Section 2.2 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or the holder of any shares of Company Common Stock or common stock of Merger Sub:

(i) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and any Dissenting Shares) shall be automatically converted into the right to receive the Per Share Merger Consideration. From and after the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such shares of Company Common Stock in accordance with Section 2.3, the Per Share Merger Consideration into which such shares of Company Common Stock have been converted pursuant to this Section 2.2(a), together with the Fractional Share Cash Amount and any dividends or other distributions to which holders of Company Common Stock become entitled in accordance with Section 2.3.

(ii) Cancellation of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent, the Company or any direct or indirect wholly-owned Subsidiary of Parent (including Merger Sub) or the Company shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(iii) Treatment of Merger Sub Shares. At the Effective Time, each issued and outstanding share of common stock, par value $0.001 per share, of Merger Sub (the “Merger Sub Common Stock”) shall be automatically converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding share of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (“Dissenting Shares”) and held by a person (a “Dissenting Stockholder”) who has not voted in favor of the adoption of this Agreement at any meeting of the Company’s stockholders held for such purpose or any adjournment or postponement thereof, or otherwise consented thereto, and has complied with all the provisions of the DGCL concerning the right of holders of shares of Company Common Stock to require appraisal of their shares (the “Appraisal Provisions”) of Company Common Stock, to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive the Per Share Merger Consideration as described in Section 2.2(a), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder, after the Effective Time, withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as though such shares of Company Common Stock had been converted as of the Effective Time into the right to receive the Per Share Merger Consideration pursuant to Section 2.2(a). The Company shall give Parent prompt notice of any demands for appraisal of shares of Company Common Stock received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to direct all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reclassification, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred (other than in connection with the Transactions), then the Per Share Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.2(c) shall be construed to permit the Company to take any of the foregoing actions with respect to its securities to the extent otherwise prohibited by the terms of this Agreement.

(d) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger, no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Common Stock pursuant to Section 2.2(a), and such fractional share interests shall not entitle the owner thereof to vote, to receive any dividends or to exercise any other rights of a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to Section 2.2(a) who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash rounded up the nearest cent in an amount determined by multiplying (i) the closing price per share of Parent Common Stock on Nasdaq, as reported in The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source), on the Closing Date by (ii) the fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder rounded up to the nearest one thousandth when expressed in decimal form) to which such holder would otherwise be entitled (the “Fractional Share Cash Amount”).

Section 2.3 Exchange of Certificates.

(a) Appointment of Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company to act as exchange agent (such exchange agent, the “Exchange Agent”) for the payment of the Per Share Merger Consideration in the Merger and shall enter into an agreement relating to the Exchange Agent’s responsibilities under this Agreement.

(b) Deposit of Merger Consideration. Parent shall deposit, or cause to be deposited, with the Exchange Agent, prior to or concurrently with the Effective Time, cash sufficient to pay the aggregate Per Share Cash Consideration (together with, to the extent then determinable, the Fractional Share Cash Amount) payable in the Merger to holders of Company Common Stock and shall deposit, or shall cause to be deposited, with the Exchange Agent, prior to or concurrently with the Effective Time, evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Per Share Stock Consideration payable in the Merger to holders of Company Common Stock (such cash and shares, together with any dividends or distributions with respect thereto, the “Exchange Fund”).

(c) Exchange Procedures. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall, and shall cause the Surviving Corporation to, cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.2(a) into the right to receive the Per Share Merger Consideration (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company shall reasonably agree) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Per Share Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with this Section 2.3. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Per Share Merger Consideration, including payment of the Fractional Share Cash Amount and any amounts payable in respect of dividends or other distributions in accordance with this Section 2.3 out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(d) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Per Share Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with this Section 2.3. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.3, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Per Share Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(e) that such holder is entitled to receive pursuant to this ARTICLE II. Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a certificate or an executed letter of transmittal to the Exchange Agent to receive the Per Share Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(e) that such holder is entitled to receive pursuant to this ARTICLE II. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Per Share Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Book-Entry Shares become entitled in accordance with Section 2.3(e) shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and Parent shall cause the Exchange Agent to pay or issue, as the case may be, as promptly as reasonably practicable after the Effective Time, the Per Share Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(e) in respect of each such share of Company Common Stock, and the Book-Entry Shares of such holder shall forthwith be cancelled.

(e) Treatment of Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock, if any, with a record date after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into the right to receive shares of Parent Common Stock pursuant to Section 2.2(a)(i) until such holder shall surrender such share of Company Common Stock in accordance with this Section 2.3. After the surrender in accordance with this Section 2.3 of a share of Company Common Stock to be converted into the right to receive shares of Parent Common Stock pursuant to Section 2.2(a)(i), the holder thereof shall be entitled to receive (in addition to the Per Share Merger Consideration and the Fractional Share Cash Amount payable to such holder pursuant to this ARTICLE II) any such dividends or other distributions, without any interest thereon, which theretofore had become payable after the Effective Time with respect to the Parent Common Stock issuable in respect of such share of Company Common Stock.

(f) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock issued and cash paid in accordance with the terms of this ARTICLE II upon conversion of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (subject to applicable Law in the case of Dissenting Shares). From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares (other than any Cancelled Shares or Dissenting Shares) shall cease to have any rights as stockholders of the Company other than the right to receive the Per Share Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.3(d) (together with the Fractional Share Cash Amount and any dividends or other distributions to which the holders of such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(e)), without interest thereon, and (ii) the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation or the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, at any time after Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this ARTICLE II, subject to applicable Law in the case of Dissenting Shares.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. No such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this ARTICLE II and, following any losses from any such investment, or to the extent the cash portion of the Exchange Fund otherwise diminishes for any reason below the level required for the Exchange Agent to make cash payments pursuant to this ARTICLE II, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses or other shortfall, which additional funds will be deemed to be part of the Exchange Fund. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any cash amounts in excess of the amounts payable under this ARTICLE II, shall be promptly returned to Parent.

(h) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for one hundred eighty (180) days after the Effective Time shall be delivered to Parent, upon Parent’s demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this ARTICLE II shall thereafter look only to Parent or the Surviving Corporation (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for the Per Share Merger Consideration (together with the Fractional Share Cash Amount and any dividends and distributions which such holder has the right to receive pursuant to Section 2.3(e)).

(i) No Liability. None of Parent, the Company or Merger Sub or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Per Share Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Per Share Merger Consideration or the cash to be paid in accordance with this ARTICLE II that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second (2nd) anniversary of the Effective Time (or immediately prior to such earlier date on which the Per Share Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(j) Withholding Rights. Each of the Company, Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, such amounts as may be required to be deducted or withheld with respect to the making of such payment under any applicable tax Law. Any amounts so deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.

(k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in customary amount as Parent or the Exchange Agent may reasonably require as indemnity against any claim that may be made against it or the

Surviving Corporation with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.3(h), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration (together with the Fractional Share Cash Amount and any dividends and distributions which the holders of such Certificates have the right to receive pursuant to Section 2.3(e)) had such lost, stolen or destroyed Certificate been surrendered.

Section 2.4 Company Equity Awards; Company ESPP.

(a) Company Options. Parent, Merger Sub and the Company hereby acknowledge and agree that neither Parent nor the Surviving Corporation shall assume or continue any Company Options, or substitute any other options or securities for such Company Options. On the day that is five (5) days immediately prior to the Effective Time, the vesting schedules of all outstanding Company Options shall be accelerated in full (contingent upon the closing of the Merger). Holders of such vested Company Options who exercise them in accordance with their terms prior to the Effective Time shall be deemed to hold the underlying shares of Company Common Stock, and such shares of Company Common Stock shall be converted into the right to receive the Per Share Merger Consideration in accordance with Section 2.2 and Section 2.3. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, any unexercised Company Option outstanding immediately prior to the Effective Time shall terminate and cease to be outstanding, and shall be cancelled and shall be null and void, and no consideration shall be delivered in exchange therefor. Prior to the Effective Time, the Company shall provide notice (subject to reasonable review by Parent) to each holder of Company Options describing the treatment of such Company Options in accordance with the Company Stock Plans.

(b) Company RSU Awards. Parent, Merger Sub and the Company hereby acknowledge and agree that neither Parent nor the Surviving Corporation shall assume or continue any Company RSU Awards, or substitute any other options or securities for such Company RSU Awards. On the day that is five days immediately prior to the Effective Time, the vesting and settlement schedules of all outstanding Company RSU Awards shall be accelerated in full (contingent upon the closing of the Merger). The number of shares of Company Common Stock subject to each such Company RSU Award will be issued to the holder of the Company RSU Award as of such date, and such shares of Company Common Stock shall be automatically converted into the right to receive the Per Share Merger Consideration in accordance with Section 2.2 and Section 2.3. Prior to the Effective Time, the Company shall provide notice (subject to reasonable review by Parent) to each holder of Company RSU Awards describing the treatment of such Company RSU Awards in accordance with the Company Stock Plans.

(c) Company ESPP. (i) Each outstanding offering period in progress as of the Effective Time (each, an “Offering Period”) under the TriVascular Technologies, Inc. Employee Stock Purchase Plan (the “Company ESPP”) shall terminate on the Business Day immediately prior to the Effective Time, and be the final offering period under the Company ESPP, (ii) the accumulated contributions of each participant under the Company ESPP will be used to purchase Company Common Stock on the Business Day immediately prior to the Effective Time (with any participant payroll deductions not applied to the purchase of shares returned to the participant), and (iii) the Company ESPP shall terminate at the Effective Time. The Company shall pass resolutions as and when necessary to effect the treatment of the Company ESPP and the purchase rights under the Company ESPP as contemplated by this Section 2.4(c).

Section 2.5 Company Warrants. Prior to the Effective Time, the Company shall effect the exercise of any Company Warrants that, in accordance with their terms, will be deemed automatically exercised as a result of the Transactions. Holders of any such outstanding Company Warrants shall be deemed to hold the underlying shares of Company Common Stock as of the Effective Time, and such shares of Company Common Stock shall be converted, by virtue of the Merger and without any action on the part of the holders thereof, into the right to receive the Per Share Merger Consideration in accordance with the provisions of Section 2.2(a). Any in-the-money Company Warrants that are not exercised, whether automatically or otherwise, prior to the Effective time in accordance with their terms will be cancelled and terminated as of the Effective Time and no consideration will be issued to the holders of such Company Warrants with respect thereto. Any out-of-the-money Company

Warrants that are not exercised, whether automatically or otherwise, prior to the Effective time in accordance with their terms will be assumed by Parent at the Effective Time.

Section 2.6 CRG Convertible Debt. The Company shall deliver notice of the Transactions to CRG in accordance with Section 7(d)(i) of the CRG Convertible Debt. If CRG delivers a notice of conversion to the Company, and converts the CRG Convertible Debt, prior to the Effective Time, CRG will be issued shares of Company Common Stock in accordance with the terms of the CRG Convertible Debt, and such shares of Company Common Stock issued to CRG upon conversion of the CRG Convertible Debt shall be automatically converted into the right to receive the Per Share Merger Consideration in accordance with Section 2.2 and Section 2.3. If CRG does not deliver a notice of conversion to the Company, or otherwise convert the CRG Convertible Debt, prior to the Effective Time, Parent shall repay all outstanding principal, accrued but unpaid interest and applicable prepayment penalties owed under the CRG Convertible Debt at the Effective Time in accordance with its terms.

Section 2.7 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then, subject to the terms and conditions of this Agreement, Parent, Merger Sub, the Company, the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (i) in the publicly available Company SEC Documents filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) (including the exhibits and schedules thereto) since January 1, 2014 and prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document to the extent that they are forward-looking statements or are similarly non-specific, predictive, cautionary or forward-looking in nature), where the relevance of the information to a particular representation or warranty is reasonably apparent on the face of such disclosure or (ii) in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (provided that disclosure in any section of such Company Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that it is reasonably apparent that such disclosure applies to another representation or warranty), the Company represents and warrants to Parent as of the date of this Agreement and as of the Closing Date as follows:

Section 3.1 Organization.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets, perform its obligations and to carry on its business as presently conducted. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, perform its obligations and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property or assets owned, leased or operated by it or the nature of the business conducted by it makes such qualification, licensing or approvals necessary, except where the failure to be so qualified or licensed or to have such approvals or be in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company’s certificate of incorporation (the “Company Certificate”) and bylaws (the “Company Bylaws”) (collectively, the “Company Organizational Documents”), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents (the “Organizational Documents”) for each Subsidiary of the Company (the “Company Subsidiary Organizational Documents”), in each case, as amended through the date hereof. The Company Organizational Documents are in full force and effect and the Company is not in violation of their provisions. The Company Subsidiary Organizational Documents are in full force and effect and no Subsidiary is in material violation of its Organizational Documents. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Company and any joint ventures, partnerships or similar arrangements in which the Company or its Subsidiaries has a limited liability, partnership or other equity interest (or any other security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person) (and the amount and percentage of any such interest) as of the date of this Agreement.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of the close of business on October 22, 2015, (i) 20,522,256 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), (ii) no shares of Company Common Stock were held in treasury, (iii) no shares of Company Preferred Stock were issued or outstanding, (iv) 4,865,788 shares of Company Common Stock were reserved for issuance under the Company Stock Plans, of which amount (A) 775,633 shares of Company Common Stock were subject to outstanding Company RSU Awards (assuming, if applicable, satisfaction of any performance vesting conditions at maximum levels) and (B) 2,319,564 shares of Company Common Stock were issuable upon the exercise of outstanding Company Options, (v) 511,952 shares of Company Common Stock are reserved for issuance in respect of the Company ESPP, (vi) 395,863 shares of Company Common Stock were issuable upon the exercise of outstanding Company Warrants, (vii) up to 1,250,000 shares of Company Common Stock are reserved for issuance upon conversion, if any, of the CRG Convertible Debt and (viii) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of Company Common Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Stock Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 3.2(a) and Section 3.2(b), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (A) obligating the Company or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible or exercisable into, or exchangeable for, such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests or securities convertible or exercisable into, or exchangeable for, such shares or equity interests or (4) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock (other than in connection with Company Benefit Plans and other employee or contractor compensation arrangements) or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness other than the CRG Convertible Debt, the holders of which have the right to vote (or which are convertible or exercisable into or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interests of the Company or any of its Subsidiaries. Since October 22, 2015 through the date hereof, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Company Stock Awards in accordance with their respective terms).

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of (i) all Company Stock Awards outstanding, specifying, on a holder-by-holder basis, (A) the name of each holder, (B) the number of shares subject to each such Company Stock Award, (C) the grant date of each such Company Stock Award, (D) the exercise price for each such Company Stock Award, to the extent applicable, (E) the expiration date of each such Company Stock Award, to the extent applicable, and (F) whether such Company Stock Award is intended to qualify as an “incentive stock option” as defined in Section 422 of the Code, and (ii) all Company Warrants outstanding, specifying, on a holder-by-holder basis, (A) the name of each holder, (B) the number of shares subject to each such Company Warrant, and (C) the exercise price for each such Company Warrant. With respect to each grant of a Company Stock Award, (i) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of Nasdaq, (ii) each Company Option has been granted with a per-share exercise price at least equal to the per-share fair market value, as determined under Section 409A of the Code, of a share of Company Common Stock on the applicable date of grant, and does not have any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right, and (iii) each such grant was properly accounted for in accordance with U.S. generally accepted accounting principles (“GAAP”) in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws.

(c) All dividends or other distributions on securities of the Company or any of its Subsidiaries that have been declared or authorized have been paid in full.

(d) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest or agreement or commitment to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person. No Subsidiary of the Company owns any shares of capital stock of the Company.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the Transactions (subject to adoption of this Agreement by holders of at least a majority of the issued and outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”)). The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings on the part of the Company or vote of the Company’s stockholders are necessary to authorize the consummation of the Transactions, other than the Company Stockholder Approval. The Company Board of Directors has unanimously (i) determined that the terms of this Agreement and the Transactions are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interest of the Company and its stockholders to enter into, and declared advisable, this Agreement, (iii) approved the execution and delivery by the Company of this Agreement (including the agreement of merger, as such term is used in Section 251 of the DGCL), the performance by the Company of its covenants and agreements contained herein and the consummation of the Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the holders of shares of Company Common Stock adopt this Agreement at any meeting of the Company’s stockholders held for such purpose and any adjournment or postponement thereof.

(b) This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditor’s rights generally and the availability of equitable relief (the “Enforceability Exceptions”).

(c) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Delaware Secretary, (ii) the filing of the Form S-4 (including the Proxy Statement/Prospectus) with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Form S-4, (iii) the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (iv) the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (v) applicable state securities, takeover and “blue sky” laws, (vi) the rules and regulations of Nasdaq, (vii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any other requisite clearances or approvals under any other applicable Antitrust Laws, (viii) the approvals set forth in Section 3.3(c)) of the Company Disclosure Schedule (clauses (i) through (viii) collectively, the “Company Approvals”), and (ix) such other authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings, the failure of which to be obtained, given or made would not reasonably be expected to have a Company Material Adverse Effect or prevent or materially impede, interfere with, hinder or delay the consummation of any of the Transactions, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Transactions.

(d) The execution and delivery by the Company of this Agreement does not, and (assuming the Company Approvals are obtained) the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Contract or Governmental Authorization binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges or security interests (each, a “Lien”) other than Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or the Company Subsidiary Organizational Documents or (iii) conflict with or violate any applicable Laws to which the Company or any of its Subsidiaries is subject, except, in the case of clauses (i) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries have timely filed or furnished all forms, schedules, statements, documents and reports (including exhibits and all other information incorporated therein) required to be filed or furnished by it with or to the SEC since January 1, 2014 (all such forms, schedules, statements, documents and reports filed or furnished by the Company or any of its Subsidiaries, including documents and reports filed or furnished after the date of this Agreement, the “Company SEC Documents”) and has timely paid all fees due in connection therewith. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2014, no executive officer of the

Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents.

(b) (i) Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) presents fairly, in all material respects, or, in the case of Company SEC Documents filed after the date hereof, will present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and (ii) each of the Company’s consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) (such statements of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows, together with the consolidated balance sheets referred to in clause (i) (and the related notes and schedules), the “Company Financial Statements”) presents fairly, in all material respects, or, in the case of Company SEC Documents filed after the date hereof, will present fairly, in all material respects, the results of operations and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein. The Company Financial Statements have been prepared in accordance with GAAP (subject, in the case of the unaudited statements, to normal recurring year-end audit adjustments that are not, individually or in the aggregate, material, and the absence of notes and footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). The Company Financial Statements have been prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries. The Company Financial Statements comply as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act. PricewaterhouseCoopers LLC has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosures or auditing scope, practices or procedures. No financial statements of any Person other than the Company and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.

(c) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any material joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(d) Since January 1, 2014, none of the Company nor any Subsidiary of the Company nor, to the knowledge of the Company, any director, officer, employee, auditor or accountant of the Company or any Subsidiary of the Company, has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or any material complaint, allegation, assertion or claim from employees of the Company or any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company.

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and, to the extent required, internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 3a-15 under the Exchange Act) as required by Rule 3a-15 or 15d-5 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the forms, schedules, statements, documents and reports that it files or furnishes under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Based on its most recent evaluation, to the extent required, of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board of Directors that there are no (i) significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Section 3.6 No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due and whether or not required to be disclosed on a balance sheet (or the footnotes thereto) prepared in accordance with GAAP, except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the year ended December 31, 2014 (including any notes thereto) or in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, (b) Liabilities incurred in connection with this Agreement and the Transactions, (c) Liabilities incurred in the ordinary course of business since June 30, 2015 and (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Compliance with Laws.

(a) The Company and its Subsidiaries are, and since January 1, 2013 have been, in compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, Orders, injunctions, decrees or agency requirements of any Governmental Entities (collectively, “Laws” and each, a “Law”) except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect. Since January 1, 2013, neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, other communication from any Governmental Entity, including any Company Regulatory Agency, regarding any actual failure to comply with any material Law in any material respect. Notwithstanding the foregoing, this Section 3.7(a) shall not apply to Taxes, employee benefit plans, environmental matters, labor and employment matters or regulatory matters, which are the subjects exclusively of the representations and warranties in Section 3.8, Section 3.9, Section 3.10, Section 3.14 and Section 3.15, respectively.

(b) The Company and its Subsidiaries (i) hold, and have at all times since January 1, 2013 held, all Governmental Authorizations necessary for the lawful operation of the businesses of the Company and its Subsidiaries, and (ii) have filed all tariffs, reports, notices and other documents with all applicable Governmental Entities, including Company Regulatory Agencies, and have paid all fees and assessments due and payable in each case in connection with such Governmental Authorizations, except, in the case of each of clause (i) and clause (ii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (x) all Governmental Authorizations of the Company and its Subsidiaries are valid and in full force and effect, and are not subject to any administrative or judicial proceeding that could reasonably result in any modification, suspension, cancellation, termination or revocation thereof, and to the knowledge of the Company, no such modification, suspension, cancellation, termination or revocation of any such Governmental Authorization is threatened by a Governmental Entity and (y) the Company and each of its Subsidiaries is in compliance with the terms and requirements of all Governmental Authorizations.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company nor its Subsidiaries or, to the knowledge of the Company, any director, officer, employee, agent or other person authorized to act on behalf of the Company or any of its Subsidiaries has: (i) violated or is in violation of any applicable anti-corruption Laws, including the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law; (ii) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (iii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries; (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries; (v) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries; (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or obtain special concessions for the Company or any of its Subsidiaries; (vii) directly or indirectly, violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other similar Law; or (viii) engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person.

Section 3.8 Certain Regulatory Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each of the Company and its Subsidiaries holds all material Governmental Authorizations under the FDCA (including Sections 510(k) and 515 thereof) and the counsel directive 93/42 EEC concerning medical devices promulgated by the Council of the European Communities as amend (“MDD”), and all material Governmental Authorizations of any Company Regulatory Agency necessary for the lawful operation of the businesses of the Company or its Subsidiaries in each jurisdiction in which such Company or its Subsidiaries operates (the “Company Regulatory Permits”); (ii) all such Company Regulatory Permits are valid and in full force and effect; and (iii) the Company is in compliance with the terms of all Company Regulatory Permits. The Company Regulatory Permits cover the Company Products as they are currently being researched, developed, tested, manufactured, labeled, marketed, distributed, commercialized, sold, imported and exported. No changes have been made to any Company Product (or the testing, manufacturing, labeling or intended use of any Company Product) after the submission of the application or other filing for the relevant Company Regulatory Permits that would require a new Governmental Authorization, or a supplement or amendment to a Governmental Authorization, except those changes for which the Company subsequently obtained the required new Governmental Authorization (or supplement or amendment).

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the businesses of each of the Company and its Subsidiaries are being conducted in compliance with, and have appropriate internal controls that are reasonably designed to ensure compliance with: (i) the FDCA (including all applicable registration and listing requirements set forth in Section 510 of the FDCA (21 U.S.C. § 360) and 21 C.F.R. Part 807); (ii) federal Medicare and Medicaid statutes and related state or local statutes; (iii) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (42 U.S.C. § 1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, and any comparable federal, state or local Laws; (iv) federal, state or local testing, manufacturing, labeling, marketing, distribution, commercialization, sale, import, export, licensing, disclosure, gift ban, code of conduct and reporting requirements, including the Physician Payments Sunshine Act (42 C.F.R. Parts 402-403) and equivalent or related international or state reporting requirements; (v) Laws with respect to the protection of personally identifiable information collected or maintained by a Person; (vi) any comparable foreign Laws for any of the foregoing (including the MDD); and (vii) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Healthcare Laws”). Since January 1, 2013, none of the Company and its Subsidiaries has received any written notification or, to the knowledge of the Company, other communication from any Company Regulatory Agency, any MDD competent authority in any jurisdiction or any public or private entity designated by a Company Regulatory Agency for such purpose (each, a “Notified Body”), of noncompliance by, or liability of the Company or any of its Subsidiaries under, any Healthcare Laws, except where such noncompliance or liability has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries is party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Company Regulatory Agency and, to the Company’s knowledge, no such action is currently contemplated, proposed or pending.

(d) All pre-clinical and clinical investigations conducted or sponsored by or on behalf of the Company or any of its Subsidiaries or used or intended to be used to support any filing or application for a Company Regulatory Permit, has been or is being conducted in compliance in all material respects with all applicable Laws administered or issued by the applicable Company Regulatory Agencies, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials and the protection of human subjects, including without limitation, Title 21 parts 11, 50, 54, 56 and 812 of the Code of Federal Regulations, (iii) any comparable foreign Laws for any of the foregoing or other Laws (including state and local requirements) regulating the conduct of pre-clinical and clinical investigations and the protection of human subjects, (iv) federal and state Laws restricting the collection, use and disclosure of individually identifiable health information and personal information and (v) all directions, notices, approvals and restrictions issued by the relevant institutional review board or ethics board, except, in each case, for such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no investigator, employee or agent that has participated or is participating in any clinical investigation conducted or sponsored by or on behalf of the Company or any of its Subsidiaries or used or intended to be used to support any filing or application for a Company Regulatory Permit, (A) is or has been disqualified or restricted by the FDA from receiving investigational drugs, biologics or devices or from conducting any clinical investigation that supports an application for a research or marketing permit; (B) has entered into a restricted agreement with FDA; or (C) is or has been subject to any comparable action by any other Governmental Entity.

(e) Since January 1, 2013, neither the Company nor any of its Subsidiaries has been or is the subject of any 483 observations, warning letters, untitled letters, inspection or audit reports from any Company Regulatory Agency or any Notified Body identifying any major or minor non-compliances, subpoenas, investigations, actions, demands or notices relating to any alleged non-compliance, which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or to lead to the denial, modification, suspension, cancellation, termination or revocation of any application or grant for marketing approval with respect to any material Company Product currently pending before or previously approved or cleared by the FDA or such other Company Regulatory Agency. Since January 1, 2013, neither the Company nor any of its Subsidiaries has been subject to any adverse audit reports from any Notified Body or alleged non-compliance by its customers or other third parties with which it does business, except where such report or allegation of non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Since January 1, 2013, for each adverse event and device malfunction requiring the submission of a medical device report under 21 C.F.R. Part 803 (“MDR”), a medical device vigilance report under the MDD (“MDV”), or any other filing, submission, notice or report to the FDA or any other Company Regulatory Agency, the Company and its Subsidiaries have reported, filed, or submitted an MDR, MDV or other required filing, submission, notice or report in a timely manner, except where a failure to report, file or submit has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such MDRs, MDVs and other filings, submissions, notices and reports were complete and accurate in all material respects on the date filed and, to the extent any material new or additional information was learned or obtained after filing, were corrected in or supplemented by a timely subsequent filing, to the extent required by applicable Laws. The Company and its Subsidiaries have maintained and are maintaining all records, reports and other documentation required under the applicable Laws for product complaints and reports of adverse events and device malfunctions (including all required records and documentation related to MDR and MDV reporting), except where the failure to maintain such records, reports and other documentation has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Company Regulatory Agency, to an institutional review board or ethics board, or in any records or documentation prepared or maintained to comply with applicable Laws or failed to disclose a material fact required to be disclosed to the FDA or any other Company Regulatory Agency; or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Company or any of its Subsidiaries. Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Laws or authorized by 21 U.S.C. § 335a(b) or any similar Laws. Neither the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(g) As to each Company Product or Company Product candidate subject to the FDCA or similar Law in any foreign jurisdiction (including the MDD), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each such Company Product or Company Product candidate is being or has been designed, developed, manufactured, processed, tested, packaged, labeled, stored, distributed and marketed in compliance with all applicable Laws, including (i) those relating to investigational use and marketing approval or clearance, (ii) the Quality System Regulation at 21 C.F.R. Part 820, ISO 13485 and any other requirements related to good manufacturing practices for medical devices, including those requirements applicable to purchase controls and supplier oversight, and (iii) any comparable foreign Laws for any of the foregoing or other Laws (including state and local requirements) regulating the foregoing. There is no action or proceeding pending or, to the knowledge of the Company, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Company Product or Company Product candidate by the Company or any of its Subsidiaries of any Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) Since January 1, 2013, neither the Company nor any of its Subsidiaries have voluntarily nor involuntarily initiated, conducted or issued, caused to be initiated, conducted or issued any recall, removal, market withdrawal, replacement, field action, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to or involving wholesalers, distributors, retailers, healthcare professionals or patients (including any action required to be reported or for which records must be maintained under 21 C.F.R. Part 806) (collectively, a “Recall”) relating to any Company Product or is currently considering initiating, conducting or issuing any Recall of any Company Product, except as (with respect to Recalls other than Class I Recalls) has not had and would not reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect. To the knowledge of the Company, there are no facts which are reasonably likely to cause, and the Company has not received since January 1, 2010 any written notice from the FDA or any other Company Regulatory Agency regarding, (i) the Recall of any Company Product sold or intended to be sold by the Company or any of its Subsidiaries, (ii) a change in the marketing classification or a material change in the labeling of any such Company Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Company Products or (iv) a negative change in reimbursement status of a Company Product, that in each case, has had or would reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect.

Section 3.9 Environmental Laws and Regulations. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) there are no actions, suits, claims, proceedings or, to the knowledge of the Company, investigations (whether administrative or judicial) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging non-

compliance with or other Liability under any Environmental Law, (ii) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Governmental Authorizations required under applicable Environmental Laws to conduct their respective business and operations as presently conducted, and compliance with the terms and conditions thereof) since January 1, 2013, (iii) to the knowledge of the Company, since January 1, 2013, there have been no Releases at any Company Leased Real Property of Hazardous Materials by the Company or any of its Subsidiaries that would reasonably be expected to give rise to any Liability to the Company or its Subsidiaries, (iv) to the knowledge of the Company, no Hazardous Materials are present at, on, in or under any property currently or formerly owned or leased by the Company or its Subsidiaries that would reasonably be expected to result in Liabilities under applicable Environmental Laws, (v) none of the Company and its Subsidiaries is subject to any indemnity obligation or other Contract with any other person that would reasonably be expected to result in Liabilities to the Company and its Subsidiaries under applicable Environmental Laws or concerning Hazardous Materials or Releases, and (vi) none of the Company and its Subsidiaries has received any unresolved claim, written notice, written complaint or written request for information of or has entered into or is subject to any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the Company or any of its Subsidiaries from a Governmental Entity or any other person relating to actual or alleged noncompliance with or Liability under applicable Environmental Laws.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been made available to Parent by the Company: (i) the Company Benefit Plan document (including all amendments and attachments thereto); (ii) any related trust document, insurance contract or policy, group annuity contract and any other funding arrangement; (iii) the two (2) most recent annual reports (Form 5500) and all schedules thereto filed with the Internal Revenue Service (the “IRS”); (iv) the most recent opinion or determination letter from the IRS; (v) the most recent summary plan description and any summary of material modifications thereto; (vi) all material filings and communications received from or sent to any Governmental Entity since January 1, 2013; and (vii) the most recent audited financial statement and/or actuarial valuation.

(b) Each Company Benefit Plan (other than any Company Benefit Plan maintained outside of the United States) has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and all contributions required to be made prior to the date hereof to any such Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding such Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company and/or its Subsidiaries to the extent required by GAAP.

(c) Section 3.10(c) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Company Qualified Plan”). The IRS has issued a favorable opinion or determination letter, as applicable, with respect to each Qualified Plan and its related trust,, and such opinion or determination letter has not been revoked (nor, to the knowledge of the Company, has revocation been threatened), and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(d) Neither the Company or its Subsidiaries nor any of their respective ERISA Affiliates has ever established, contributed to or been obligated to contribute to any plan that is (i) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or (ii) subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the knowledge of the Company and its Subsidiaries, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted with respect to the Company Benefit Plans (including, for the avoidance of doubt, any claims, lawsuits or arbitrations relating to any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company or any of its Subsidiaries nor any of their respective ERISA Affiliates has incurred (either directly or indirectly, including as a result of any indemnification obligation) any Liability under or pursuant to Title I of ERISA or the penalty, excise Tax or joint and several Liability provisions of the Code relating to employee benefit plans, and (ii) no event, transaction or condition has occurred or exists that would reasonably be expected to result in any such Liability to the Company, any of its Subsidiaries, any of their respective ERISA Affiliates or, after the Effective Time, Parent or any of its Affiliates.

(f) Neither the Company nor any of its Subsidiaries has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement medical or death benefits (whether or not insured) with respect to former or current directors or employees, or their respective beneficiaries or dependents, beyond their retirement or other separation from service (including any obligation with respect to any such employee benefit plan that the Company or any of its Subsidiaries may have sponsored prior to the date hereof), except as required by Section 4980B of the Code or comparable state, local or foreign Laws.

(g) The consummation of the Transactions will not (i) entitle any current or former employee, consultant, independent contractor, director or officer of the Company or any of its Subsidiaries to severance or termination pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any such employee, consultant, independent contractor, director or officer, (iii) trigger any funding obligation under any Company Benefit Plan or impose any restrictions or limitations on the Company’s rights to amend, merge, terminate or receive a reversion of material assets from any Company Benefit Plan, (iv) result in the forgiveness of Indebtedness for the benefit of any current or former employee, or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Company Benefit Plan, or other contract, agreement, plan or arrangement, provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code, Section 409A(a)(1)(B) of the Code, or otherwise.

(h) Each Company Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in compliance in all material respects with its terms and the applicable statutes or governmental regulations and rulings relating to such plans, (ii) if intended to qualify for special tax treatment, has met (and continues to meet) all requirements for such treatment, and (iii) if intended to be funded and/or book-reserved, is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(i) Each Company Benefit Plan which is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been operated in material compliance with then applicable guidance under Code Section 409A and has been documented in all material respects in accordance with Code Section 409A.

Section 3.11 Absence of Certain Changes or Events.

(a) Other than in connection with the negotiation and execution of this Agreement, since June 30, 2015 through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business and none of the Company or any Subsidiary of the Company has undertaken any action that if taken after the date of this Agreement would require Parent’s consent pursuant to Section 5.1(b)(vi), (vii), (viii), (ix) or (x).

(b) Since June 30, 2015, there has not been any fact, change, circumstance, event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12 Investigations; Litigation. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (a) to the knowledge of the Company, there is no investigation or review pending or threatened by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits or proceedings or claims of any nature or subpoenas, civil investigative demands, other requests for information or, to the knowledge of the Company, inquiries or investigations, relating to potential violations of Law, in each case pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries and (c) there are no orders, settlements, judgments, injunctions, rulings, determinations, directives or decrees (collectively, “Orders”) of any Governmental Entity specifically imposed upon the Company or any of its Subsidiaries. Section 3.12 of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all material actions, suits, proceedings and claims, and inquiries and investigations of which the Company has knowledge, in each case pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.

Section 3.13 Information Supplied. The information supplied by the Company expressly for inclusion in the Form S-4 (including the Proxy Statement/Prospectus) will not, at the time the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the stockholders of the Company or at the time the Form S-4 is declared effective by the SEC, or on the date of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 (including the Proxy Statement/Prospectus) which were not supplied by or on behalf of the Company.

Section 3.14 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) Each of the Company and its Subsidiaries has prepared and timely filed on or before the applicable due date (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by it and all such Tax Returns are true, complete and accurate.

(ii) Each of the Company and its Subsidiaries has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return), except for Taxes for which adequate reserves have been established, in accordance with GAAP, on the Company Financial Statements.

(iii) Each of the Company and its Subsidiaries has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), including with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(iv) No Tax Returns of the Company and its Subsidiaries have been examined, and neither the Company nor any of its Subsidiaries has waived or extended any statute of limitations with respect to Taxes or agreed to any extensions of time with respect to a Tax assessment or deficiency.

(v) All assessments for Taxes due from the Company or any of its Subsidiaries with respect to completed and settled audits or examinations or any concluded litigation have been timely paid in full.

(vi) No deficiencies for Taxes have been claimed, proposed or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries except for deficiencies which have been fully satisfied by payment, settled or withdrawn.

(vii) There are no audits, examinations, investigations or other proceedings pending or, to the knowledge of the Company, threatened in respect of any Taxes or Tax matters of the Company or any of its Subsidiaries.

(viii) There are no written claims received by the Company or any of its Subsidiaries from any Governmental Entity in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries may be subject to Taxes in that jurisdiction.

(ix) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable.

(x) Neither the Company nor any of its Subsidiaries (A) is or has been a member of any affiliated, consolidated, combined, unitary, group relief or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company), (B) is a party to any agreement or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of any Tax or Tax asset (other than an agreement or arrangement solely between or among the Company and/or its Subsidiaries) or (C) has any Liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Law), as transferee, successor, or otherwise.

(xi) The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Financial Statements are adequate, in accordance with GAAP, to cover all material Taxes payable by the Company and its Subsidiaries for all periods through the date of the Company Financial Statements and such charges, accruals and reserves, as adjusted for the passage of time and ordinary course business operations through the Closing Date are adequate to cover all material Taxes payable by the Company and its Subsidiaries for all periods through the Closing Date.

(b) Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two (2)-year period ending on the date hereof.

(c) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any analogous or similar provision of state, local or foreign Law).

(d) Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(e) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local, or non U.S. income Tax law) executed on or prior to the Closing Date;

(iii) installment sale or open transaction disposition made on or prior to the Closing Date; or

(iv) prepaid amount received on or prior to the Closing Date.

Section 3.15 Employment and Labor Matters.

(a) Since January 1, 2013, (i) neither the Company nor any of its Subsidiaries is or has been, a party to any collective bargaining agreement, labor union contract, or trade union agreement (each, a “Company Collective Bargaining Agreement”), (ii) no employee is or has been represented by a labor organization for purposes of collective bargaining with respect to the Company or any of its Subsidiaries and (iii) to the knowledge of the Company, there have been no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. No Company Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. Since January 1, 2013, there has been no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries.

(b) There is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity. Neither the Company nor any of its Subsidiaries is a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. The Company and its Subsidiaries have complied in all material respects with all laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and independent contractors, and equitable pay practices) and other laws in respect of any reduction in force (including notice, information and consultation requirements). No claims relating to non-compliance with the foregoing are pending or, to the knowledge of the Company, threatened. There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by the Company pursuant to any workplace safety and insurance/workers’ compensation Laws, the Company and its Subsidiaries have not been reassessed under such Laws since January 1, 2013, and there are no pending claims that may affect the accident cost experience of the Company or its Subsidiaries.

Section 3.16 Intellectual Property.

(a) With respect to the Intellectual Property owned by, or exclusively licensed to, the Company or any of its Subsidiaries (collectively, the “Company Owned Intellectual Property”), Section 3.16(a) of the Company Disclosure Schedule sets forth, in each case as of the date hereof, an accurate and complete list of all: (i) Patents, including the patent number or application serial number, the date issued or filed, and the current status; (ii) registrations for and applications to register Trademarks, including the application serial number or registration number, for each country or regional filing, and the class of goods covered; (iii) Domain Names, including the registration date, any renewal date and name of registry; and (iv) registrations for and applications to register Copyrights, including the number and date of registration for each country or regional filing in which a Copyright has been registered (clauses (i) through (iv), collectively, the “Company Registered Intellectual Property”). As of the date of this Agreement, none of the Company Registered Intellectual Property (x) has expired, been canceled or been abandoned, except (A) for such expirations, cancelations and abandonments intended or permitted by the Company in its reasonable business judgment or by the third party controlling prosecution and maintenance thereof in its reasonable business judgment, or (B) in accordance with the expiration of its ordinary term, or (y) has been held invalid or unenforceable by a court or other tribunal of competent jurisdiction. With respect to Patents (other than any provisional patent applications) covering subject matter directed to Company Products, to the knowledge of the Company, there is no material prior art, prior use, prior sale or other novelty defeating acts that were not submitted to relevant Governmental Entities that applicable Law would require to be submitted. Each granted Patent, registered Trademark and registered Copyright of Company Registered Intellectual Property is valid, subsisting and enforceable.

(b) To the knowledge of the Company, the research, development, manufacture, marketing, distribution, sale or use of the Company Products by or on behalf of the Company prior to the date of this Agreement has been performed without infringing any valid granted Patent or misappropriating any Trade Secret or confidential information that is owned or controlled by a third party. The Company has not received any written notice from any third party asserting or alleging that any research, development, manufacturing, marketing, distribution, sale or use of any of the Company Products infringes, misappropriates or has infringed or misappropriated Intellectual Property of such third party. All Company Owned Intellectual Property that is owned by the Company or any of its Subsidiaries and all material Company Owned Intellectual Property that is exclusively licensed by the Company and directed to Company Products is free and clear of all Liens (except for Permitted Liens or licenses granted to the Company or any of its Subsidiaries). Other than the Company Owned Intellectual Property exclusively licensed to the Company or any of its Subsidiaries under the Contracts set forth in Section 3.16(b) of the Company Disclosure Schedule, the Company is the sole owner of all Company Owned Intellectual Property.

(c) (i) There are no proceedings, claims, or actions that have been instituted or are pending against the Company or any Subsidiary of the Company or, to the knowledge of the Company, are threatened, that challenge the Company’s or any of its Subsidiaries’ ownership of or right to practice any material Company Owned Intellectual Property; (ii) no interference, opposition, post-grant review, reissue, reexamination or other similar proceeding is pending or, to the knowledge of the Company, threatened, in which the scope, validity, enforceability or ownership of any application for a Patent or Patent included in the material Company Registered Intellectual Property is being or has been contested or challenged; (iii) the Company has not received any written notice alleging the invalidity or unenforceability of the Company Registered Intellectual Property or any infringement or misappropriation of any other person’s Intellectual Property and the Company has no knowledge of any basis for any such claims; (iv) none of the Company Owned Intellectual Property that is owned by the Company or its Subsidiaries is subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Entity affecting adversely the rights of the Company or any Subsidiary of the Company with respect thereto (excluding communications and decisions made in the ordinary course of patent prosecution); and (v) to the knowledge of the Company, no person has infringed upon or misappropriated any of the Company Owned Intellectual Property, or has claimed any ownership interest in any Company Owned Intellectual Property, or is currently doing so.

(d) To the knowledge of the Company, (i) there has been no misappropriation of any material Trade Secret owned by the Company by any person; (ii) no employee, independent contractor or agent of the Company or any Subsidiary of the Company has misappropriated any material Trade Secret of any other person in the course of performance as an employee, independent contractor or agent creating or contributing to the Company Owned Intellectual Property; and (iii) no employee, independent contractor or agent of the Company or any Subsidiary of the Company is in material default or material breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or Contract relating in any way to the protection, ownership, development, use or transfer of the Company Owned Intellectual Property. The Company and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality, integrity and security of the Company’s and its Subsidiaries’ material Trade Secrets and third party confidential information provided to the Company or any of its Subsidiaries. There are no claims pending or, to the knowledge of the Company, threatened against the Company or the Company Subsidiaries alleging a violation of any third person’s privacy or personal information or data rights except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) All inventors of inventions within Company Owned Intellectual Property that are owned by the Company or its Subsidiaries have assigned or have a contractual obligation to assign their entire right, title and interest in and to such inventions and the corresponding Intellectual Property to their respective employers.

Section 3.17 Property. Neither the Company nor any of its Subsidiaries own any real property. Either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens. Section 3.17 of the Company Disclosure Schedule sets forth a true, correct and complete list of all material Company Leased Real Property as of the date of this Agreement. Each Company Real Property Lease (a) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions and (b) no uncured, material breach or default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any such Company Real Property Lease. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person any right to use or occupy any material Company Leased Real Property.

Section 3.18 Insurance. (a) The Company and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate; (b) all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries are in full force and effect, all premiums due on such policies have been paid by the Company or its Subsidiaries; (c) neither the Company nor any of its Subsidiaries is in breach or default under such policies where such breach or default would permit cancellation, termination or modification of such insurance policies; and (d) there is no claim pending under any such policies or fidelity bonds to which coverage has been denied or disputed, in whole or in part, by the underwriters of such policies or bonds.

Section 3.19 Opinion of Financial Advisor. The Company Board of Directors has received the oral opinion of J.P. Morgan Securities LLC as financial advisor to the Company, dated as of October 26, 2015, to be confirmed by delivery of a written opinion, to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Per Share Merger Consideration to be paid to the holders of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. The Company shall, promptly following the execution of this Agreement by all Parties, furnish an accurate and complete copy of said opinion to Parent solely for informational purposes, and it is agreed and understood that such written opinion was delivered solely for the information and assistance of the Company Board of Directors.

Section 3.20 Material Contracts.

(a) Except for this Agreement, Contracts filed as exhibits to the Company SEC Documents or as set forth in Section 3.20 of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any of the following Contracts which are currently in force or under which the Company has continuing liabilities or obligations:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act);

(ii) any Contract between the Company or any Subsidiary of the Company, on the one hand, and any officer, director or affiliate (other than a wholly-owned Subsidiary of the Company) of the Company (or of any Subsidiary of the Company) or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 2b-2 and Rule 6a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Subsidiary of the Company has an obligation to indemnify such officer, director, affiliate or family member, but not including any Company Benefit Plans;

(iii) any Contract that imposes any restriction on the right or ability of the Company or any of its Subsidiaries to compete (or that following the Effective Time will restrict the ability of Parent and its Subsidiaries (other than the Company and its Subsidiaries) to compete) with any other person in any line of business, therapeutic area or geographic region or that contains any standstill or similar agreement pursuant to which the Company or its Subsidiaries has agreed not to acquire or dispose of the securities of another person;

(iv) any Contract that obligates the Company or any of its Subsidiaries (or following the Effective Time, obligates Parent or its Subsidiaries (other than the Company and its Subsidiaries)) to conduct business with any third party on a preferential or exclusive basis or which contains “most favored nation” or similar covenants;

(v) any material licensing agreement (other than commercial agreements which include licenses for the use of trademarks of the Company or any of its Subsidiaries) that contains indemnities or other obligation including “earnout” or other contingent payment obligations that would reasonably be expected to result in the receipt or making of future payments in excess of $250,000 in the twelve (12)-month period following the date hereof;

(vi) any Company Collective Bargaining Agreement to which the Company or a Company Subsidiary is a party;

(vii) any agreement relating to Indebtedness of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $250,000;

(viii) any Contract that grants any right of first refusal, right of first offer or similar right to a third party (including stockholders of the Company) with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(ix) any Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) and with any outstanding obligations as of the date of this Agreement that are material to the Company or any of its Subsidiaries;

(x) other than arrangements entered into in the ordinary course of business, (A) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries, and (B) any strategic alliance, collaboration, co-promotion or research and development project Contract, which, in the case of clause (B), is material to the Company and its Subsidiaries, taken as a whole;

(xi) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to (A) make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (B) make loans to the Company or any of its Subsidiaries, (C) pledge capital stock or other equity interests of the Company or prohibits the issuance of any guarantee or (D) grant liens on the property of the Company or any of its Subsidiaries;

(xii) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to any person in excess of $250,000 individually or $1,000,000 in the aggregate in the next twelve (12) months;

(xiii) any settlement agreement (A) involving more than $50,000 or (B) not entered into in the ordinary course of business, in each case with a former employee of the Company or any of its Subsidiaries or an independent contractor in connection with the cessation of such employee’s or independent contractor’s employment;

(xiv) any Contract that requires the Company, or any successor, to, or acquirer of the Company, to make any payment to another Person as a result of a change of control of the Company or gives another Person a right to receive or elect to receive payment from the Company in the event of a change of control of the Company;

(xv) any Contract that requires or may require (A) any severance, termination, tax gross-up or similar payment in excess of $250,000, (B) any bonus, deferred compensation or similar payment in excess of $250,000 or (C) granting or accelerating the vesting of, or otherwise modify, any equity award agreement other than accelerated vesting under the Company Stock Plans; and

(xvi) any Contract (A) granting the Company or any of its Subsidiaries any right to use any (1) Intellectual Property directly relating to the Company Products or (2) material Intellectual Property (other than Intellectual Property covered by clause (A)(1)), in each case, other than licenses in respect of commercially available software, (B) pursuant to which the Company or one of its Subsidiaries grants any third person the right to use (except pursuant to material transfer agreements), enforce or register any (1) Intellectual Property directly related to the Company Products, or (2) material Intellectual Property (other than Intellectual Property covered by clause (B)(1)), in each case that is owned by the Company or any of its Subsidiaries, including any license agreements, coexistence agreements and covenants not to sue or (C) restricting the right of the Company or its Subsidiaries to use, register, transfer, license, distribute or enforce any material Intellectual Property that is owned by the Company or any of its Subsidiaries.

All contracts of the types referred to in clauses (i) through (xvii) above (whether or not set forth on Section 3.20 of the Company Disclosure Schedule) are referred to herein as “Company Material Contracts.” The Company has made available to Parent prior to the date of this Agreement a complete and correct copy of each Company Material Contract as in effect on the date of this Agreement.

(b) Neither the Company nor any Subsidiary of the Company is in material breach of or default under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in material breach of or default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions. There are no material disputes pending or, to the knowledge of the Company, threatened with respect to any Company Material Contract. Neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract.

Section 3.21 Finders or Brokers. Except for J. P. Morgan Securities LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.22 State Takeover Statutes. The Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Voting Agreements and the Transactions all applicable state anti-takeover statutes or regulations (including Section 203 of the DGCL) and any similar provisions in the Company Certificate or Company Bylaws.

Section 3.23 No Other Representations. Except for the representations and warranties contained in this ARTICLE III, each of Parent and Merger Sub acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or in connection with the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed (i) in the publicly available Parent SEC Documents (including the exhibits and schedules thereto) filed with or furnished to the SEC since January 1, 2014 and prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document to the extent that they are forward-looking statements or are similarly non-specific, predictive, cautionary or forward-looking in nature), where the relevance of the information to a particular representation or warranty is reasonably apparent on the face of such disclosure, or (ii) in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule” and together with the Company Disclosure Schedule, the “Disclosure Schedules”) (provided that disclosure in any section of such Parent Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that it is reasonably apparent that such disclosure applies to another representation or warranty), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets, perform its obligations and to carry on its business as presently conducted. Each Subsidiary of Parent is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, perform its obligations and to carry on its business as presently conducted. Each Subsidiary of Parent is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property or assets owned, leased or operated by it or the nature of the business conducted by it makes such qualification, licensing or approvals necessary, except where the failure to be so qualified or licensed or to have such approvals or be in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially delay the consummation of the Transactions.

(b) Parent has made available to the Company prior to the date of this Agreement a true and complete copy of the Organizational Documents of each of Parent and Merger Sub (collectively, the “Parent and Merger Sub Organizational Documents”). The Parent and Merger Sub Organizational Documents are in full force and effect and neither Parent nor Merger Sub is in violation of the provisions of its respective Parent and Merger Sub Organizational Documents.

Section 4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of common stock, par value $0.001 per share (“Parent Common Stock”), and 5,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”). As of the close of business on October 23, 2015, (i) 67,789,325 shares of Parent Common Stock were issued and outstanding, (ii) 179,954 shares of Parent Common Stock were held in treasury, (iii) no shares of Parent Preferred Stock were issued or outstanding, (iv) 2,346,454 shares of Parent Common Stock were reserved for issuance under the Parent Stock Plans in respect of outstanding and future awards (any such awards, collectively, “Parent Stock Awards”), (v) 6,035,867 shares of Parent Common Stock were issuable upon the exercise of outstanding stock options granted under the Parent Stock Plans, (vi) 766,373 shares of Parent Common Stock are subject to outstanding performance- and time-based restricted stock units granted under the Parent Stock Plans, (vii) 150,000 shares of Parent Common Stock are subject to outstanding restricted stock awards granted under the Parent Stock Plans, (viii) 514,833 shares of Parent Common Stock are reserved for issuance in respect of the Endologix, Inc. Amended and Restated 2006 Employee Stock Purchase Plan and (ix) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All outstanding shares of Parent Common Stock are, and shares of Parent Common Stock reserved for issuance with respect to the Parent Stock Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 4.2(a), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (A) obligating Parent or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible or exercisable into, or exchangeable for, such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests or securities convertible or exercisable into, or exchangeable for, such shares or equity interests or (4) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Stock or Parent Preferred Stock (other than in connection with any benefit plans and other employee or contractor compensation arrangements), or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries. Neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exercisable into or exchangeable for securities having the right to vote) with the stockholders of Parent on any matter. There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of Parent or any of its Subsidiaries. Since October 23, 2015 through the date hereof, Parent has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Parent Stock Awards in accordance with their respective terms).

(b) All dividends or other distributions on securities of Parent or any of its Subsidiaries that have been declared or authorized have been paid in full.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) No vote of holders of capital stock of Parent is necessary, pursuant to applicable Law, the Parent and Merger Sub Organizational Documents, Nasdaq rules or otherwise, to approve this Agreement or the issuance of any Parent Common Stock to be exchanged for Company Common Stock pursuant to ARTICLE II or the Transactions. Parent’s approval as the sole stockholder of Merger Sub is the only vote of the holders of any class or series of capital stock of Merger Sub that is necessary under applicable Law and the Parent and Merger Sub Organizational Documents to adopt, approve or authorize this Agreement and to consummate the Transactions. Each of Parent and Merger Sub has the required corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Merger, subject only to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by each of them of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate or comparable action on the part of any of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the Transactions. The boards of directors of Parent and Merger Sub have unanimously (i) determined that the terms of this Agreement and the Transactions are fair to, and in the best interests of, Parent and Merger Sub, respectively, and their respective stockholders, (ii) determined that it is in the best interest of Parent and Merger Sub, respectively, and their respective stockholders to enter into, and declared advisable, this Agreement, and (iii) approved the execution and delivery by Parent and Merger Sub of this Agreement (including the agreement of merger, as such term is used in Section 251 of the DGCL), the performance by each of Parent and Merger Sub of its respective covenants and agreements contained herein and the consummation of the Transactions, upon the terms and subject to the conditions contained herein. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub and is enforceable against Parent and the Merger Sub in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Delaware Secretary, (ii) the filing of the Form S-4 (including the Proxy Statement/Prospectus) with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Form S-4, (iii) the Exchange Act, (iv) the Securities Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the rules and regulations of Nasdaq, (vii) the HSR Act and any other requisite clearances or approvals under any other applicable Antitrust Laws, (viii) the approvals set forth in Section 4.3(b) of the Parent Disclosure Schedule (items (i) through (viii) collectively, the “Parent Approvals”), and (ix) such other authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings, the failure of which to be obtained, given or made would not have a Parent Material Adverse Effect or prevent or materially impede, interfere with, hinder or delay the consummation of any of the Transactions, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the Transactions.

(c) The execution and delivery by Parent and Merger Sub of this Agreement does not, and (assuming the Parent Approvals are obtained) the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any loss or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Contract or Governmental Authorization binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Parent and Merger Sub Organizational Documents or the Organizational Documents of any Subsidiary of Parent, or (iii) conflict with or violate any applicable Laws to which Parent or any of its Subsidiaries is subject, except, in the case of clauses (i) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or permit or materially impede, interfere with, hinder or delay the consummations of the Transactions.

(d) Prior to the Effective Time, Parent will have taken all necessary action to permit it to issue the number of Parent Common Stock required to be issued in connection with Parent’s and Merger Sub’s obligations pursuant to ARTICLE II. Such Parent Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. Such Parent Common Stock, when issued, and the offering thereof, will be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” Laws.

Section 4.4 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries has timely filed or furnished all forms, schedules, statements, documents and reports (including exhibits and all other information incorporated therein) required to be filed or furnished by it with or to the SEC since January 1, 2014 (all such forms, schedules, statements, documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”) and has timely paid all fees due in connection therewith. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2014, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents.

(b) (i) Each of the consolidated balance sheets included in or incorporated by reference into the Parent SEC Documents (including the related notes and schedules) presents fairly, in all material respects, or, in the case of Parent SEC Documents filed after the date hereof, will present fairly, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of its date and (ii) each of Parent’s consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows included in or incorporated by reference into Parent SEC Documents (including any related notes and schedules) (such statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows, together with the consolidated balance sheets referred to in clause (i) (and the related notes and schedules), the “Parent Financial Statements”) presents fairly, in all material respects, or, in the case of Parent SEC Documents filed after the date hereof, will present fairly, in all material respects, the results of operations and cash flows, as the case may be, of Parent and its consolidated Subsidiaries for the periods set forth therein, in the case of each of clause (i) and clause (ii) of this Section 4.4(b), in conformity with GAAP (subject, in the case of the unaudited statements, to normal recurring year-end audit adjustments that are not, individually or in the aggregate, material, and the absence of notes and footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) the Parent Financial Statements have been prepared from, and are in accordance in all material respects with, the books and records of Parent and its consolidated Subsidiaries and (iv) the Parent Financial Statements comply as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act. KPMG LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreement with Parent on a matter of accounting principles or practices, financial statement disclosures or auditing scope, practices or procedures. No financial statements of any Person other than Parent and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent.

(c) Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any material joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(d) Since January 1, 2014, (i) none of Parent nor any Subsidiary of Parent nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any Subsidiary of Parent, has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary of Parent or any material complaint, allegation, assertion or claim from employees of Parent or any Subsidiary of Parent regarding questionable accounting or auditing matters with respect to Parent or any Subsidiary of Parent, and (ii) no attorney representing Parent or any Subsidiary of Parent, whether or not employed by Parent or any Subsidiary of Parent, has reported evidence of a violation of securities Laws or breach of fiduciary duty by Parent, any Subsidiary of Parent or any of their respective officers, directors, employees or agents to Parent board of directors or any committee thereof, or to the general counsel or chief executive officer of Parent.

Section 4.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 3a-15 under the Exchange Act) as required by Rule 3a-15 or 15d-5 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the forms, schedules, statements, documents and reports that it files or furnishes under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the board of directors of Parent (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors and/or the audit committee of the board of directors of Parent, if any, is set forth on Section 4.5 of the Parent Disclosure Schedule.

Section 4.6 No Undisclosed Liabilities. There are no Liabilities of Parent or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due and whether or not required to be disclosed on a balance sheet (or the footnotes thereto) prepared in accordance with GAAP), except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of Parent and its Subsidiaries included in its Annual Report on Form 10-K for the year ended December 31, 2014 (including any notes thereto) or in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, (b) Liabilities incurred in connection with this Agreement and the Transactions, (c) Liabilities incurred in the ordinary course of business since June 30, 2015, and (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Compliance with Laws.

(a) Parent and its Subsidiaries are, and since January 1, 2013 have been, in compliance with all applicable Laws except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect. Since January 1, 2013, neither Parent nor any of its Subsidiaries has received any written notice or, to the knowledge of Parent, other communication from any Governmental Entity, including any Parent Regulatory Agency, regarding any actual or possible failure to comply with any material Law in any material respect.

(b) Parent and its Subsidiaries (i) hold, and have at all times since January 1, 2013 held, all Governmental Authorizations necessary for the lawful operation of the businesses of Parent and its Subsidiaries, and (ii) have filed all tariffs, reports, notices and other documents with all applicable Governmental Entities, including Parent Regulatory Agencies, and have paid all fees and assessments due and payable, in each case in connection with such Governmental Authorizations, except, in the case of each of clause (i) and clause (ii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) all Governmental Authorizations held by Parent and its Subsidiaries are valid and in full force and effect, and are not subject to any administrative or judicial proceeding that could result in any suspension, cancellation, modification, termination or revocation thereof and, to the knowledge of Parent, no such suspension, cancellation, modification, termination or revocation of any such Governmental Authorization is threatened by a Governmental Entity and (ii) Parent and each of its Subsidiaries is in compliance with the terms and requirements of all such Governmental Authorizations.

(c) None of Parent nor its Subsidiaries, or to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has violated or is in violation of any applicable anti-corruption Laws, including the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law, nor, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries; (iii) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries; (iv) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries; (v) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or obtain special concessions for Parent or any of its Subsidiaries; (vi) directly or indirectly, violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other similar Law; or (vii) engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person.

Section 4.8 Certain Regulatory Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries holds all Governmental Authorizations under the FDCA (including Sections 510(k) and 515 thereof) and the MDD, and all Governmental Authorizations of any Parent Regulatory Agency necessary for the lawful operation of the businesses of Parent or its Subsidiaries in each jurisdiction in which such Parent or its Subsidiaries operates (the “Parent Regulatory Permits”); (ii) all such Parent Regulatory Permits are valid and in full force and effect; and (iii) Parent is in compliance with the terms of all Parent Regulatory Permits. The Parent Regulatory Permits cover the Parent Products as they are currently being researched, developed, tested, manufactured, labeled, marketed, distributed, commercialized, sold, imported and exported. No changes have been made to any Parent Product (or the testing, manufacturing, labeling or intended use of any Parent Product) after the submission of the application or other filing for the relevant Parent Regulatory Permits that would require a new Governmental Authorization, or a supplement or amendment to a Governmental Authorization, except those changes for which Parent subsequently obtained the required new Governmental Authorization (or supplement or amendment).

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the businesses of each of Parent and its Subsidiaries are being conducted in compliance with, and have appropriate internal controls that are reasonably designed to ensure compliance with the Healthcare Laws. Since January 1, 2013, none of Parent and its Subsidiaries has received any written notification or, to the knowledge of Parent, other communication from any Parent Regulatory Agency or any Notified Body, of noncompliance by, or liability of Parent or any of its Subsidiaries under, any Healthcare Laws, except where such noncompliance or liability has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Neither Parent nor any of its Subsidiaries is party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Parent Regulatory Agency and, to Parent’s knowledge, no such action is currently contemplated, proposed or pending.

(d) All pre-clinical and clinical investigations conducted or sponsored by or on behalf of Parent or any of its Subsidiaries, or used or intended to be used to support any filing or application for a Parent Regulatory Permit, has been or is being conducted in compliance with all applicable Laws administered or issued by the applicable Parent Regulatory Agencies, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials and the protection of human subjects, including without limitation, Title 21 parts 11, 50, 54, 56 and 812 of the Code of Federal Regulations, (iii) any comparable foreign Laws for any of the foregoing or other Laws (including state and local requirements) regulating the conduct of pre-clinical and clinical investigations and the protection of human subjects, (iv) federal and state Laws restricting the collection, use and disclosure of individually identifiable health information and personal information and (v) all directions, notices, approvals and restrictions issued by the relevant institutional review board or ethics board, except, in each case, for such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent, no investigator, employee or agent that has participated or is participating in any clinical investigation conducted or sponsored by or on behalf of any Parent or any of its Subsidiaries, or used or intended to be used to support any filing or application for a Parent Regulatory Permit, (A) is or has been disqualified or restricted by the FDA from receiving investigational drugs, biologics or devices or from conducting any clinical investigation that supports an application for a research or marketing permit; (B) has entered into a restricted agreement with FDA; or (C) is or has been subject to any comparable action by any other Governmental Entity.

(e) Since January 1, 2013, neither Parent nor any of its Subsidiaries has been or is the subject of any 483 observations, warning letters, untitled letters, inspection or audit reports from any Parent Regulatory Agency or Notified Body or identifying any major or minor non-compliances, subpoenas, investigations, actions, demands or notices relating to any alleged non-compliance, which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or to lead to the denial, modification, suspension, cancellation, termination or revocation of any application or grant for marketing approval with respect to any material Parent Product currently pending before or previously approved or cleared by the FDA or such other Parent Regulatory Agency. Since January 1, 2013, neither Parent nor any of its Subsidiaries has been subject to any adverse audit reports from any Notified Body or alleged non-compliance by its customers or other third parties with which it does business, except where such report or allegation of non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Since January 1, 2013, for each adverse event and device malfunction requiring the submission of an MDR, an MDV, or any other filing, submission, notice, or report to the FDA or any other Parent Regulatory Agency, Parent and its Subsidiaries have reported, filed, or submitted an MDR, MDV or other required filing, submission, notice or report in a timely manner, except where a failure to report, file, or submit has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such MDRs, MDVs and other filings, submissions, notices and reports were complete and accurate in all material respects on the date filed and, to the extent any material new or additional information was learned or obtained after filing, were corrected in or supplemented by a timely subsequent filing, to the extent required by applicable Laws. Parent and its Subsidiaries have maintained and are maintaining all records, reports and other documentation required under the applicable Laws for product complaints and reports of adverse events and device malfunctions (including all required records and documentation related to MDR and MDV reporting), except where the failure to maintain such records, reports and other documentation has not had and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent or any of its Subsidiaries, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Parent Regulatory Agency, to an institutional review board or ethics board, or in any records or documentation prepared or maintained to comply with the applicable Laws; or failed to disclose a material fact required to be disclosed to the FDA or any other Parent Regulatory Agency; or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of Parent or any of its Subsidiaries. Neither Parent or any of its Subsidiaries, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Laws or authorized by 21 U.S.C. § 335a(b) or any similar Laws. Neither Parent or any of its Subsidiaries, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(g) As to each Parent Product or Parent Product candidate subject to the FDCA or similar Law in any foreign jurisdiction (including the MDD), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each such Parent Product or Parent Product candidate is being or has been designed, developed, manufactured, processed, tested, packaged, labeled, stored, distributed and marketed in compliance with all applicable Laws, including (i) those relating to investigational use and marketing approval or clearance, (ii) the Quality System Regulation at 21 C.F.R. Part 820, ISO 13485 and any other requirements related to good manufacturing practices for medical devices, including those requirements applicable to purchase controls and supplier oversight, and (iii) any comparable foreign Laws for any of the foregoing or other Laws (including state and local requirements) regulating the foregoing. There is no action or proceeding pending or, to the knowledge of Parent, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Parent Product or Parent Product candidate by Parent or any of its Subsidiaries of any Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(h) Since January 1, 2013, neither Parent or any of its Subsidiaries have neither voluntarily nor involuntarily initiated, conducted or issued, caused to be initiated, conducted or issued any Recall relating to any Parent Product or is currently considering initiating, conducting or issuing any Recall of any Parent Product, except as (with respect to Recalls other than Class I Recalls) has not had and would not reasonably be expected to, individually or in the aggregate, result in a Parent Material Adverse Effect. To the knowledge of Parent, there are no facts which are reasonably likely to cause, and Parent has not received since January 1, 2010 any written notice from the FDA or any other Parent Regulatory Agency regarding, (i) the Recall of any Parent Product sold or intended to be sold by Parent or any of its Subsidiaries, (ii) a change in the marketing classification or a material change in the labeling of any such Parent Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Parent Products or (iv) a negative change in reimbursement status of a Parent Product, that in each case, has had or would reasonably be expected to, individually or in the aggregate, result in a Parent Material Adverse Effect.

Section 4.9 Environmental Laws and Regulations. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (i) there are no actions, suits, claims, proceedings or, to the knowledge of Parent, investigations (whether administrative or judicial) pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries alleging non-compliance with or other Liability under any Environmental Law, (ii) Parent and its Subsidiaries are and have been in compliance with all Environmental Laws (which compliance includes the possession by Parent and each of its Subsidiaries of all Governmental Authorizations required under applicable Environmental Laws to conduct their respective business and operations as presently conducted, and compliance with the terms and conditions thereof) since January 1, 2013, (iii) to the knowledge of Parent, since January 1, 2013, there have been no Releases at any Parent Leased Real Property of Hazardous Materials by Parent or any of its Subsidiaries that would reasonably be expected to give rise to any Liability to Parent or its Subsidiaries, (iv) to the knowledge of Parent, no Hazardous Materials are present at, on, in or under any property currently or formerly owned or leased by Parent or its Subsidiaries that could reasonably be expected to result in Liabilities under applicable Environmental Laws, (v) none of Parent and its Subsidiaries is subject to any indemnity obligation or other Contract with any other person that could reasonably be expected to result in Liabilities to Parent and its Subsidiaries under applicable Environmental Laws or concerning Hazardous Materials or Releases, and (vi) none of Parent and its Subsidiaries has received any unresolved claim, written notice, written complaint or written request for information of or has entered into or is subject to any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of Parent or any of its Subsidiaries from a Governmental Entity or any other person relating to actual or alleged noncompliance with or Liability under applicable Environmental Laws.

Section 4.10 Absence of Certain Changes or Events.

(a) Other than in connection with the negotiation and execution of this Agreement, since June 30, 2015 through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business and none of Parent or any Subsidiary of Parent has undertaken any action that if taken after the date of this Agreement would require the Company’s consent pursuant to Section 5.1(c)(ii) or Section 5.1(c)(iv).

(b) Since June 30, 2015, there has not been any fact, change, circumstance, event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.11 Investigations; Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation of the Transactions, (a) to the knowledge of Parent, there is no investigation or review pending or threatened by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits or proceedings or claims of any nature or subpoenas, civil investigative demands, other requests for information or, to the knowledge of Parent, inquiries or investigations, relating to potential violations of Law, in each case pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries and (c) there are no Orders of any Governmental Entity specifically imposed upon Parent or any of its Subsidiaries. Section 4.11 of the Parent Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all material actions, suits, proceedings and claims, and inquiries and investigations of which Parent has knowledge, in each case pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries.

Section 4.12 Information Supplied. The information supplied by Parent expressly for inclusion in the Form S-4 (including the Proxy Statement/Prospectus) will not, at the time the Proxy Statement/Prospectus (and any amendment or supplement thereto) are first mailed to the stockholders of the Company, or at the time the Form S-4 is declared effective by the SEC, or on the date of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus or the Form S-4 which were not supplied by or on behalf of Parent or Merger Sub.

Section 4.13 Intellectual Property.

(a) With respect to the Intellectual Property owned by, or exclusively licensed to, Parent and each Subsidiary of Parent (collectively, the “Parent Owned Intellectual Property”), Section 4.13(a) of the Parent Disclosure Schedule sets forth, in each case as of the date hereof, an accurate and complete list of all: (i) Patents, including the patent number or application serial number, the date issued or filed, and the current status; (ii) registrations for and applications to register Trademarks, including the application serial number or registration number, for each country or regional filing, and the class of goods covered; (iii) Domain Names, including the registration date, any renewal date and name of registry; and (iv) registrations for and applications to register Copyrights, including the number and date of registration for each country or regional filing in which a Copyright has been registered (clauses (i) through (iv), collectively, the “Parent Registered Intellectual Property”). Except as set forth in Section 4.13(a) of the Parent Disclosure Schedule, as of the date of this Agreement, none of the Parent Registered Intellectual Property (x) has expired, been canceled or been abandoned, except (A) for such expirations, cancelations and abandonments intended or permitted by Parent in its reasonable business judgment or by the third party controlling prosecution and maintenance thereof in its reasonable business judgment, or (B) in accordance with the expiration of its ordinary term, or (y) has been held invalid or unenforceable by a court or other tribunal of competent jurisdiction. With respect to Patents (other than any provisional patent applications) covering subject matter directed to Parent Products, to the knowledge of Parent, there is no material prior art, prior use, prior sale or other novelty defeating acts that were not submitted to relevant Governmental Entities that applicable law would require to be submitted. Each granted Patent, registered Trademark and registered Copyright of Parent Registered Intellectual Property is valid, subsisting and enforceable.

(b) To the knowledge of Parent, the research, development, manufacture, marketing, distribution, sale or use of the Parent Products by or on behalf of Parent prior to the date of this Agreement has been performed without infringing any granted Patent or misappropriating any Trade Secret or confidential information that is owned or controlled by a third party. Parent has not received any written notice from any third party asserting or alleging that any research, development, manufacturing, marketing, distribution sale or use of any of the Parent Products infringes, misappropriates or has infringed or misappropriated Intellectual Property of such third party. All Parent Owned Intellectual Property that is owned by Parent or its Subsidiaries and all material Parent Owned

Intellectual Property that is exclusively licensed by Parent and directed to Parent Products is free and clear of all Liens (except for Permitted Liens or licenses granted to Parent or its Subsidiaries). Other than the Parent Owned Intellectual Property exclusively licensed to Parent under the Contracts set forth in Section 4.13(b) of the Parent Disclosure Schedule, Parent is the sole owner of all Parent Owned Intellectual Property.

(c) Except as set forth in Section 4.13(c) of the Parent Disclosure Schedule: (i) there are no proceedings, claims, or actions that have been instituted or are pending against Parent or any Subsidiary of Parent, or to the knowledge of Parent are threatened, that challenge Parent’s or any of its Subsidiaries’ ownership of or right to practice any material Parent Owned Intellectual Property; (ii) there are no interference, opposition, post-grant review, reissue, reexamination, or other similar proceeding is or has been pending or threatened, in which the scope, validity, enforceability, or ownership of any application for a Patent or Patent included in the material Parent Registered Intellectual Property is being or has been contested or challenged; (iii) Parent has not received any notice alleging the invalidity or unenforceability of the Parent Registered Intellectual Property or any infringement or misappropriation of any other person’s Intellectual Property and Parent has no knowledge of any basis for any such claims; (iv) none of Parent Owned Intellectual Property is subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Entity affecting adversely the rights of Parent or any Subsidiary of Parent with respect thereto (excluding communications and decisions made in the ordinary course of patent prosecution); and (v) to the knowledge of Parent no person has infringed upon or misappropriated any of the Parent Owned Intellectual Property, or has claimed any ownership interest in any Parent Owned Intellectual Property, or is currently doing so.

(d) To the knowledge of Parent (i) there has been no misappropriation of any material Trade Secret owned by Parent by any person; (ii) no employee, independent contractor or agent of Parent or any Subsidiary of Parent has misappropriated any material Trade Secret of any other person in the course of performance as an employee, independent contractor or agent creating or contributing to the Parent Owned Intellectual Property; and (iii) no employee, independent contractor or agent of Parent or any Subsidiary of Parent is in material default or material breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or Contract relating in any way to the protection, ownership, development, use or transfer of the Parent Owned Intellectual Property. Parent and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality, integrity and security of Parent’s and its Subsidiaries’ material Trade Secrets and third party confidential information provided to Parent or any of its Subsidiaries. There are no claims pending or, to the knowledge of Parent, threatened against Parent or Parent’s Subsidiaries alleging a violation of any third person’s privacy or personal information or data rights except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(e) All inventors of inventions within (i) Parent Owned Intellectual Property that are owned by Parent or its Subsidiaries or (ii) Patents included in Parent Owned Intellectual Property that are not owned by Parent or its Subsidiaries have assigned or have a contractual obligation to assign their entire right, title and interest in and to such inventions and the corresponding Intellectual Property to their respective employers.

Section 4.14 Finders or Brokers. Except for Piper Jaffray & Co., neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.15 Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.001 per share, 100 shares of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent (free and clear of all Liens). Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations or activities and has not incurred any liabilities or obligations whatsoever, in each case other than the execution and delivery of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.16 Ownership of Company Common Stock. As of and for the three (3) years prior to the date of this Agreement, neither Parent nor any of its Subsidiaries (nor any of their respective “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL)) “owns” or “owned” (as such terms are defined in Section 203 of the DGCL) any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock. Other than the Voting Agreements, there are no voting trusts or other agreements or understanding to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 4.17 Tax Matters. Neither Parent nor any of its Subsidiaries knows of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.18 No Other Representations. Except for the representations and warranties contained in this ARTICLE IV, the Company acknowledges that neither Parent nor Merger Sub nor any person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of its Subsidiaries or in connection with the Transactions.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) During the period from the date hereof until the earlier of the Effective Time or the date this Agreement is terminated in accordance with Section 7.1 (the “Pre-Closing Period”), except (i) as may be required by applicable Law, (ii) with the prior written consent of the other Party (which consent shall not be unreasonably delayed, withheld or conditioned), (iii) as may be required or expressly permitted by this Agreement or (iv) as set forth in Section 3.1 of the Company Disclosure Schedule or Section 4.1 of the Parent Disclosure Schedule (as applicable), each of the Company and Parent shall and shall cause each of their respective Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice in all material respects and use reasonable best efforts to maintain and preserve intact its business organization, keep available the services of key employees and maintain satisfactory relationships with Governmental Entities, customers and suppliers; provided, however, that (A) no action taken by the Company or its Subsidiaries with respect to matters specifically addressed by Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision and (B) that no action taken by Parent or its Subsidiaries with respect to matters specifically addressed by Section 5.1(c) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) During the Pre-Closing Period, except (1) as may be required by applicable Law, (2) with the prior written consent of Parent (which consent shall not be unreasonably delayed, withheld or conditioned), (3) as may be required or expressly permitted by this Agreement, or (4) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) amend the Company Organizational Documents or the Company Subsidiary Organizational Documents, or otherwise take any action to exempt any person from any provision of the Company Organizational Documents or the Company Subsidiary Organizational Documents;

(ii) split, combine or reclassify any of its capital stock;

(iii) make, declare or pay any dividend, or make any other distribution on, or redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible or exercisable into or exchangeable for any shares of its capital stock (except (A) dividends paid by any direct or indirect wholly-owned Subsidiaries of the Company to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company, respectively, (B) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Options or for withholding Taxes incurred in connection with the exercise of Company Options or the vesting or settlement of Company RSU Awards, in each case outstanding as of the date hereof in accordance with past practice and the terms of the Company Stock Plans or (C) in connection with the Company ESPP in accordance with its terms);

(iv) issue, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exercisable into, or exchangeable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except (A) pursuant to the exercise of Company Options or the settlement of Company RSU Awards outstanding as of the date hereof (or granted in compliance with Section 5.1(b)(iv) of the Company Disclosure Schedule) in accordance with their terms, or (B) in connection with the Company ESPP in accordance with its terms, or enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

(v) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(vi) incur, assume, endorse, issue, guarantee or otherwise become liable for any Indebtedness, except for (A) indebtedness for borrowed money in an aggregate principal amount not to exceed $250,000 outstanding at any time or (B) any indebtedness for borrowed money among the Company and its wholly-owned Subsidiaries or among wholly-owned Subsidiaries of the Company; provided, however, that the Company may, in its reasonable discretion but with advance written notice to Parent, incur additional indebtedness for borrowed money on commercially reasonable terms to the extent necessary to meet its ongoing financial needs if the Effective Date has not occurred prior to March 31, 2016;

(vii) make any loans or advances to any other person in excess of $250,000 in the aggregate, except for loans or advances among the Company and any of its wholly-owned Subsidiaries;

(viii) (A) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any person other than in the ordinary course of business, or (B) cancel, release or assign any material Indebtedness of any such Person owed to it or any material claims held by it against any such Person;

(ix) (A) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any material property or assets of any other Person other than the purchase of assets from suppliers or vendors in the ordinary course of business, or (B) make any material investment in any other person either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any person other than a wholly-owned Subsidiary of the Company;

(x) make any capital expenditures in excess of $250,000 in the aggregate other than capital expenditures (i) as and to the extent itemized in the Company’s 2015 and 2016 capital expenditure budgets as disclosed to Parent prior to the date hereof, (ii) required by existing Contracts or (iii) made in response to any emergency or accident, whether caused by war, terrorism, weather events, public health events, outages or otherwise (whether or not covered by insurance);

(xi) except in the ordinary course of business, terminate, materially amend, or waive any material right under, any Company Material Contract in a manner which taken as a whole is adverse to the Company or which could prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby past the End Date;

(xii) except as required by applicable Law, this Agreement or the terms of any Company Benefit Plan set forth on Section 5.1(b)(xii) of the Company Disclosure Schedule as in effect on the date of this Agreement, (A) establish, adopt, enter into, amend or terminate any Company Collective Bargaining Agreement or Company Benefit Plan (including any employment, change-in-control, retention, severance, compensation or similar agreement or arrangement) or any plan that would be a Company Benefit Plan if in effect on the date hereof (including any employment, change-in-control, retention, severance, compensation or similar agreement or arrangement), (B) increase in any manner the compensation (including severance, change-in-control and retention compensation) or benefits of any of the current or former directors, officers, consultants or independent contractors or except in the ordinary course of business (including as a result of promotions) employees of the Company or its Subsidiaries, (C) accelerate any rights or benefits, or, other than in the ordinary course of business, make any determinations or interpretations with respect to any Company Benefit Plan, (D) establish or fund any rabbi trust or other funding arrangement in respect of any Company Benefit Plan or (E) grant or amend any Company Stock Awards or other equity-based awards, other than grants of Company Stock Awards to new employees other than executives in the ordinary course of business;

(xiii) implement or adopt any change in its financial accounting principles, practices or methods, other than as may be required by GAAP or applicable Law;

(xiv) settle or compromise any litigation, claim, suit, action or proceeding, except for settlements or compromises that (A) with respect to the payment of monetary damages, involve monetary remedies with a value not in excess of $250,000, individually or in the aggregate or (B) do not impose any material restriction on the businesses of the Company or any of its Subsidiaries;

(xv) make, change or revoke any material Tax election, change or adopt any annual Tax accounting period or adopt (other than in the ordinary course of business) or change any material method of Tax accounting, file any amended Tax Return, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or foreign Law), request any Tax ruling from any Taxing Authority, settle or compromise any material Tax Liability or any audit, examination or other proceeding relating to a material amount of Taxes, or surrender any claim for a material refund of Taxes;

(xvi) other than in the ordinary course of business, materially reduce the amount of insurance coverage or fail to renew or replace any material existing insurance policies;

(xvii) amend any material Governmental Authorization in a manner that adversely impacts the ability to conduct the businesses of the Company or any of its Subsidiaries, or terminate or allow to lapse any material Governmental Authorizations;

(xviii) (A) cancel or allow to lapse any material Intellectual Property of the Company other than any provisional patent applications, or (B) disclose to any third party, other than Representatives of Parent or under a confidentiality agreement, any material Trade Secret included in the Intellectual Property of the Company in a way that results in the loss of Trade Secret protection; or

(xix) agree to take, or make any binding commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1(b).

(c) During the period from the date hereof until the Effective Time, except (1) as may be required by applicable Law, (2) with the prior written consent of the Company, (3) as may be required or expressly permitted by this Agreement, or (4) as set forth in Section 5.1(c) of the Parent Disclosure Schedule, Parent and Merger Sub shall not and shall not permit any of their Subsidiaries to:

(i) amend the Organizational Documents of Parent or Merger Sub or otherwise take any action to exempt any person from any provision of the Organizational Documents of Parent or Merger Sub;

(ii) make, declare or pay any dividend, or make any other distribution on, or redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of Parent to Parent or any of their wholly-owned Subsidiaries, respectively, or (B) the acceptance of shares of Parent Common Stock as payment for the exercise price of options to purchase Parent Common Stock granted pursuant to the Parent Stock Plans or for withholding Taxes incurred in connection with the exercise, vesting or settlement of Parent Stock Awards, as applicable, in each case in accordance with past practice and the terms of the applicable award agreements);

(iii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization, other than the Merger and other than any mergers, consolidations or reclassifications solely among Parent and its Subsidiaries or among Parent’s Subsidiaries or any merger or acquisition that would not reasonably be expected to materially impede or delay the consummation of the Transactions; or

(iv) agree to take, or make any binding commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1(c).

(d) Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (i) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations (or the operations of the other Party’s Subsidiaries) during the Pre-Closing Period and (ii) during the Pre-Closing Period, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.2 Access.

(a) For purposes of furthering the Transactions, the Company shall, upon reasonable advance notice and subject to the terms of the Clean Team Agreement, afford Parent and its employees, accountants, consultants, and legal counsel, financial advisors, tax advisors, and agents and other Representatives reasonable access during normal business hours, throughout the Pre-Closing Period, to its and its Subsidiaries’ personnel, properties, assets, Contracts, books and records, and, during such period, the Company shall, and shall cause its Subsidiaries to, without limitation to the preceding obligations, make available to Parent all other information concerning its business as Parent may reasonably request. Notwithstanding the foregoing, the Company shall not be required to provide access to or make available to any person any document or information that, in the reasonable judgment of the Company, (i) violates any applicable Law, (ii) violates any of its obligations with respect to confidentiality, (iii) is subject to any attorney-client or work-product privilege or (iv) violates the terms of the Clean Team Agreement (provided that in the case of each of clause (ii) and (iii) the Company will use reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege, including entering into appropriate common interest or similar agreements). All requests for access or information made pursuant to this Section 5.2(a) shall be directed to an executive officer or other person designated by the Company.

(b) No investigation by Parent or its Representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement.

(c) The Parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the Transactions shall be governed in accordance with the Mutual Nondisclosure Agreement, dated as of June 16, 2015 (the “Confidentiality Agreement”), between the Company and Parent.

Section 5.3 No Solicitation.

(a) Except to the extent otherwise permitted by this Section 5.3, during the Pre-Closing Period, the Company shall not, and shall cause each of its Subsidiaries not to, and shall direct and shall use reasonable efforts to cause its and their respective officers, directors and employees and their respective agents, financial advisors, investment bankers, attorneys and accountants (such officers, directors, employees, agents, financial advisors, investment bankers, attorneys and accountants, collectively, “Representatives”) not to, directly or indirectly through intermediaries, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 5.3 and to limit its conversation or other communication exclusively to such referral), or (iii) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement or joint venture agreement) or similar document, agreement, commitment or agreement in principle (whether written, oral, binding or non-binding) with respect to a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(c)) (an “Alternative Acquisition Agreement”).

(b) The Company shall, and shall cause its Subsidiaries to, promptly request that each Person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Company Takeover Proposal that remains in effect as of the date of this Agreement to return or destroy all confidential information in the possession of such person or its Representatives. The Company shall not, and shall cause its Subsidiaries not to, release any third party from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which the Company or any of its Subsidiaries is a party; provided that, notwithstanding anything to the contrary contained in this Agreement, if the Company Board of Directors determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make, on a confidential basis to the Company Board of Directors, a Company Takeover Proposal, conditioned upon such third party agreeing that the Company shall not be prohibited from providing any information to Parent (including regarding any such Company Takeover Proposal) in accordance with, and otherwise complying with, this Section 5.3. Except to the extent otherwise permitted by the proviso in the foregoing sentence, the Company shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement.

(c) Notwithstanding anything to the contrary contained in this Agreement, if, at any time after the date of this Agreement and prior to the earlier of the time that the Company Stockholder Approval is obtained or this Agreement is terminated in accordance with Section 7.1 (the “Cut-off Time”), the Company or any of its Representatives receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from a knowing or intentional breach of this Section 5.3 by the Company or any of its Subsidiaries or their respective Representatives that the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes a Company Superior Proposal or would reasonably be expected to result in a Company Superior Proposal and the Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and its Representatives may (i) furnish information (including non-public information) with respect to the Company and its Subsidiaries to the person who has made such Company Takeover Proposal if the Company receives from such person an executed confidentiality agreement containing terms that are not less restrictive to the other party than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amendment of a Company

Takeover Proposal) (such confidentiality agreement, an “Acceptable Confidentiality Agreement”); provided that the Company shall concurrently with the delivery to such person make available to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives that has not been previously provided to Parent and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. The Company shall promptly (and in any event within forty-eight (48) hours) notify Parent and Merger Sub if the Company commences furnishing non-public information and/or commences discussions or negotiations as provided in this Section 5.3(c).

(d) The Company shall promptly (and in no event later than forty-eight (48) hours after receipt) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal or a request for information relating to the Company or any of its Subsidiaries that contemplates a Company Takeover Proposal, including the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof (including an unredacted copy of such Company Takeover Proposal or, where such Company Takeover Proposal is not in writing, a description of the terms thereof). The Company shall keep Parent reasonably informed, on a reasonably current basis, as to the status of discussions or negotiations relating to such Company Takeover Proposal (including by promptly (and in no event later than forty-eight (48) hours after receipt) providing to Parent copies of any correspondence, proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal). The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement that prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.3.

(e) Notwithstanding anything to the contrary set forth in this Agreement, if, at any time prior to the Cut-off Time, the Company or any of its Representatives receives a bona fide written Company Takeover Proposal from any person that did not result from a knowing or intentional breach of this Section 5.3 by the Company or any of its Subsidiaries or their respective Representatives that the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes a Company Superior Proposal and the Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to terminate this Agreement in order to enter into a definitive Alternative Acquisition Agreement with respect to such Company Superior Proposal would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company Board of Directors may terminate this Agreement in accordance with Section 7.1(h) but only if: (i) prior to taking any such action, the Company provides Parent with no fewer than four (4) Business Days’ prior written notice of its intention to take such action, attaching a copy of the Company Superior Proposal or any proposed Alternative Acquisition Agreement and a copy of any related financing commitments in the Company’s possession (or, where no such copy is available, a description of such Company Superior Proposal or proposed Alternative Acquisition Agreement), and during the four (4) Business Day period, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, concerning any revisions to the terms of this Agreement proposed by Parent and either (A) Parent shall not have irrevocably proposed revisions to the terms and conditions of this Agreement prior to the end of such period or (B) if Parent within such period shall have proposed irrevocable revisions to the terms and conditions of this Agreement, the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that the Company Takeover Proposal remains a Company Superior Proposal with respect to Parent’s revised proposal and, after consultation with its outside legal counsel, that the failure to terminate this Agreement and accept such Company Superior Proposal would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, that, in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration or any financing contingencies) of such Company Takeover Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with the notice described in clause (i) above and the four (4) Business Days’ notice period referred to in clause (i) above shall be extended for an additional two (2) Business Days after notification of such change to Parent to the extent Parent wishes to negotiate; (ii) prior to or substantially simultaneously with such termination the Company shall have entered into a definitive Alternative Acquisition Agreement with respect to such Company Superior Proposal; and (iii) immediately prior to or concurrently with such termination the Company shall have paid Parent the Termination Fee pursuant to Section 7.3(a)(iv).

(f) The Company Board of Directors shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement/Prospectus when disseminated to the Company’s stockholders, (B) change, qualify, withhold, withdraw or modify (or authorize or publicly propose to change, qualify, withhold, withdraw or modify), in any such case in a manner adverse to Parent, the Company Recommendation, (C) publicly make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board of Directors of the type contemplated by Rule 14d-9(f) under the Exchange Act, (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of the Company a Company Takeover Proposal, or (E) other than with respect to a tender offer or exchange offer covered by Section 5.3(e)(i)(C), if a Company Takeover Proposal shall have been publicly announced or disclosed, fail to recommend against such Company Takeover Proposal or fail to reaffirm the Company Recommendation, in either case on or prior to the later of (x) the second (2nd) Business Day prior to the date of the Company Stockholder Meeting (or any adjournment or postponement thereof), or (y) the tenth (10th) Business Day after the Company Takeover Proposal shall have been publicly announced or disclosed, but in any event at least one (1) Business Day prior to the Company Stockholder Meeting, as applicable) (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

(g) Notwithstanding anything to the contrary contained in this Agreement, prior to the Cut-off Time, but not after, if (x) an Intervening Event shall have occurred or (y) a bona fide written Company Takeover Proposal is received from any person that did not result from a knowing or intentional breach of this Section 5.3 that the Company Board of Directors has determined in good faith, after consultation with its independent financial adviser and outside legal counsel, constitutes a Company Superior Proposal and, in each case of (x) and (y), the Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that failure to make a Company Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company Board of Directors may make a Company Adverse Recommendation Change; provided, however, that, prior to taking such action, (i) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action, including, (A) if the Company Adverse Recommendation Change is due to an Intervening Event, a description of such Intervening Event and the reasons for the proposed Company Adverse Recommendation Change, and (B) if the Company Adverse Recommendation Change is in connection with a purported Company Superior Proposal, the terms and conditions of, and the identity of the person making, any such Company Superior Proposal and a copy of the Company Superior Proposal or any proposed Alternative Acquisition Agreement and a copy of any related financing commitments in the Company’s possession (or, in each case, if not provided in writing to the Company, a written summary of the terms thereof), (ii) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, concerning any revisions to the terms of this Agreement proposed by Parent, and (iii) following the end of such notice period, the Company Board of Directors shall have determined, after consultation with its independent financial advisor and outside legal counsel, and giving due consideration to the revisions to the terms of this Agreement to which Parent has irrevocably committed in writing, that (A) if such proposed Company Adverse Recommendation Change is in response to an Intervening Event, the failure to make a Company Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law and (B) if such proposed Company Adverse Recommendation Change is in response to a purported Company Superior Proposal, the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal (assuming the revisions committed to by Parent were to be given effect) and that the failure to make a Company Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law, and (iv) if such proposed Company Adverse Recommendation Change is in response to a purported Company Superior Proposal, in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (i) above of this proviso and the four (4) Business Days’ notice period referred to in clause (i) above of this proviso shall be extended for an additional two (2) Business Days after notification of such change to Parent.

(h) Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board of Directors from complying with its disclosure obligations under applicable Law with regard to a Company Takeover Proposal, including (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a)(2)-(3) promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (iii) making any disclosure to the Company’s stockholders if the Company Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties or other obligations under applicable Law; provided, however, that in any event the Company Board of Directors shall not make or resolve to make a Company Adverse Recommendation Change except in accordance with Section 5.3(g), or otherwise take, agree or resolve to take any action prohibited or governed by this Section 5.3 except in accordance with this Section 5.3.

Section 5.4 Preparation of Proxy Statement; Stockholder Meeting.

(a) As promptly as practicable following the date hereof, Parent and the Company shall jointly prepare and Parent shall file with the SEC a registration statement on Form S-4 to register under the Securities Act the offer and sale of Parent Common Stock pursuant to the Merger (the “Form S-4”), which shall include a proxy statement in preliminary form related to the Company Stockholder Meeting, which shall also serve as the prospectus of Parent in connection with the offer and sale of Parent Common Stock pursuant to the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement/Prospectus”). Each of Parent and the Company shall use its reasonable best efforts to (i) have the Form S-4 declared effective under the Securities Act as promptly as practicable after its filing, (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act, and (iii) keep the Form S-4 effective for so long as necessary to complete the Merger. The Company shall file with the SEC the Proxy Statement/Prospectus in definitive form as soon as practicable after the Form S-4 is declared effective by the SEC. Each of the Parties shall furnish to the other all information concerning such Party that is required by applicable Laws to be included in the Form S-4 and the Proxy Statement/Prospectus so as to enable Parent to file the Form S-4 and the Company to comply with its obligations under this Section 5.4(a). Parent, Merger Sub and the Company shall cooperate in good faith to determine the information regarding each of them that is necessary to include in the Form S-4 and the Proxy Statement/Prospectus in order to satisfy applicable Laws. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it or any of its Representatives for use in the Form S-4 and the Proxy Statement/Prospectus if and to the extent that such information shall have become false or misleading in any material respect. Each Party shall (A) provide the other and their respective counsels with a reasonable opportunity to review and comment on the Form S-4 and the Proxy Statement/Prospectus (and any amendments or supplements to the foregoing) prior to the filing thereof with the SEC, and shall give reasonable and good faith consideration to any timely comments thereon made by the other Party or its counsel, (B) promptly notify the other Party of the receipt of, and promptly provide the other Party copies of, all comments from, and all correspondence with, the SEC or its staff with respect to the Form S-4 and the Proxy Statement/Prospectus and shall promptly notify the other Party of any request by the SEC or its staff for any amendment or supplement thereto or for additional information, (C) provide the other Party and its counsel with a reasonable opportunity to review and comment on any proposed correspondence between it and/or any of its Representatives on the one hand and the SEC or its staff on the other hand with respect to the Form S-4 and the Proxy Statement/Prospectus and shall give reasonable and good faith consideration to any comments thereon made by the other Party or its counsel and (D) promptly provide the other Party with final copies of any correspondence sent by it and/or any of its Representatives to the SEC or its staff with respect to the Form S-4 and the Proxy Statement/Prospectus, and of any amendments or supplements to the Form S-4 and the Proxy Statement/Prospectus. The Proxy Statement/Prospectus shall include the fairness opinion of the Company’s financial advisor referenced in Section 3.19 and the notice and other information required by Section 262(d) of the DGCL.

(b) Subject to applicable Law, (i) Parent and Merger Sub may, by providing written notice to the Company, require the Company, within two (2) Business Days after receipt of such notice, to, and the Company shall, establish a record date consented to by Parent (such consent not to be unreasonably withheld, conditioned or delayed), which date shall be selected so as to permit the Proxy Statement/Prospectus to be mailed, and a meeting of the Company’s stockholders to be held, as soon as reasonably practicable after the effectiveness of the Form S-4, for the purpose of voting upon the adoption of this Agreement (together with any adjournments or postponements thereof, the “Company Stockholder Meeting”) and (ii) Parent and Merger Sub may, by providing written notice to the Company (a “Meeting Election”), require the Company, within two (2) Business Days, to, and the Company shall (A) give notice of the Company Stockholder Meeting, and (B) as soon as practicable after the Form S-4 is declared effective under the Securities Act, mail to the holders of Company Common Stock as of the record date established for the Company Stockholders Meeting the Proxy Statement/Prospectus (the date the Company is required to take such action, the “Mailing Date”). The Company shall duly call, convene and hold the Company Stockholder Meeting as soon as practicable after the Mailing Date; provided, however, that in no event shall such meeting be held later than twenty-five (25) Business Days following the date the Proxy Statement/Prospectus is mailed to the Company’s stockholders and any adjournments or postponements of such meetings shall require the prior written consent of Parent other than to the extent necessary to allow reasonable additional time for the filing and/or mailing, and review by the Company’s stockholders prior to the date of the Company Stockholder Meeting, of any supplemental or amended disclosure that the Company Board of Directors determines in good faith is required by applicable Law or the rules and regulations of Nasdaq. Notwithstanding the foregoing, the Company may, and Parent may require the Company to, adjourn or postpone the Company Stockholder Meeting one (1) time (for a period of not more than thirty (30) calendar days but not past two (2) Business Days prior to the End Date), unless prior to such adjournment or postponement the Company shall have received an aggregate number of proxies voting for the adoption of this Agreement, which have not been withdrawn, such that the condition in Section 6.1(a)(ii) would be satisfied at such meeting if it were to be held without such postponement or adjournment. Once the Company has established a record date for the Company Stockholder Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholder Meeting without the prior written consent of Parent, unless required to do so by applicable Law or the Company’s Bylaws. Unless the Company Board of Directors shall have effected a Company Adverse Recommendation Change, the Company shall use best efforts to obtain the Company Stockholder Approval, including to solicit proxies in favor of the adoption of this Agreement. Unless this Agreement has been terminated pursuant to ARTICLE VII, the Company shall submit this Agreement to its stockholders at the Company Stockholder Meeting even if the Company Board of Directors shall have effected a Company Adverse Recommendation Change or proposed or announced any intention to do so. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Company Stockholder Meeting as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than related procedural matters) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholder Meeting. Nothing contained in this Section 5.4 shall in any way affect the Company’s termination rights pursuant to ARTICLE VII.

Section 5.5 Employee Matters.

(a) Effective as of the Effective Time and until the one (1) year anniversary of the Closing Date, Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or any of its Subsidiaries who continue to be employed by Parent or the Surviving Corporation or any of their respective Subsidiaries following the Effective Time (the “Company Employees”) for so long as the applicable Company

Employee remains employed by Parent or the Surviving Corporation or any of their respective Subsidiaries, (i) annual cash compensation (in the form of base salary and cash-based incentive compensation opportunity) which is no less than that provided to such Company Employee immediately prior to the Effective Time, (ii) employee benefits that are no less favorable in the aggregate than employee benefits provided to similarly situated employees of Parent or any of its Subsidiaries, but in no event less than those received by such Company Employee immediately prior to the Effective Time, and (iii) an equity-based incentive compensation opportunity that is no less favorable that that provided to similarly situated employees of Parent or any of its Subsidiaries.

(b) Following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Corporation or their respective Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility, vesting and benefit accrual (including vacation and other paid time off credit) under such Post-Closing Plans, in each case, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not (i) apply for purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Company Employee with respect to the same period of service, (iii) apply for purposes of any plan, program or arrangement of Parent or any of its Subsidiaries that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan, for the plan year in which such Company Employee is first eligible to participate, Parent shall (A) cause any pre-existing condition limitations or eligibility waiting periods or actively-at-work requirements under such plan to be waived with respect to such Company Employee, and (B) with respect to any Post-Closing Plan that provides medical, dental, pharmaceutical or vision insurance, credit each Company Employee for an amount equal to any medical, dental, pharmaceutical or vision expenses incurred by such Company Employee in the year that includes the Closing Date (or, if later, the year in which such Company Employee is first eligible to participate in such Post-Closing Plan, if applicable) for purposes of any applicable deductible, coinsurance and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c) Unless otherwise directed in writing by Parent at least five (5) Business Days prior to the Effective Time, the Company Board of Directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is reasonably necessary to terminate the Company’s 401(k) plan (the “Company 401(k) Plan”), effective as of the Business Day prior to the Effective Time. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Parent shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or Parent’s applicable 401(k) plan (the “Parent 401(k) Plan”) to permit the Company Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, in the form of cash, shares of Parent Common Stock, notes (in the case of loans) or a combination thereof in an amount equal to the full account balance distributed to such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan, it being agreed that there shall be no gap in participation by any Company Employee in a tax-qualified defined contribution plan.

(d) Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent or any of its Subsidiaries or Affiliates, or shall interfere with or restrict in any way the rights of Parent or any of its Subsidiaries or Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent or any of its Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) or Affiliates; or (ii) alter or limit the ability of Parent or any of its Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) or Affiliates to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.5 shall create any third party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 5.6 Regulatory Approvals; Efforts.

(a) Prior to the Closing, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to consummate the Merger and make effective the Merger as promptly as practicable, including with respect to (i) the preparation and filing of all forms, registrations, applications and notices required to be filed under applicable Law to consummate the Merger (including the Form S-4 and the Proxy Statement/Prospectus), (ii) the satisfaction of the conditions to the consummation of the Merger, (iii) the taking of all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization or approval of, or any Order or exemption by, any third party, including any Governmental Entity required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any reasonable additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement.

(b) In furtherance and not in limitation of the foregoing, the Company and Parent shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, unless the Company and Parent mutually agree on a later date. Each of the Company and Parent shall use its respective reasonable best efforts to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Entity pursuant to the HSR Act or any other Antitrust Law and use its respective reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.6 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Each party shall use reasonable best efforts to ensure that its respective HSR Act filing is in compliance with the requirements of the HSR Act and the rules promulgated thereunder. The Company and Parent shall each request early termination of the waiting period with respect to the Merger under the HSR Act. If the Parties are served with a “second request for additional documents and information” (a “Second Request”) regarding the Transactions, then Parent and the Company shall make, or cause to be made, as promptly as reasonably practicable and after reasonable consultation with each other, a mutually agreeable appropriate response to such request.

(c) Parent agrees not to extend, directly or indirectly, any waiting period under the HSR Act or any other Antitrust Law or enter into any agreement with a Governmental Entity to delay or not to consummate the Merger or any of the other Transactions, except with the prior written consent of the Company, which consent shall not be unreasonably withheld; provided, however, that Parent may in accordance with the rules promulgated under the HSR Act pull-and-refile its HSR filing once to extend the initial waiting period by an additional thirty (30) days without Company’s consent.

(d) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger, including any proceeding initiated by a private Person, and work cooperatively in connection with obtaining all required consents, authorizations or approvals of, or any Orders or exemptions by, any Governmental Entity, pursuant to the provisions of this Section 5.6. In that regard, prior to the Closing, each Party shall promptly consult with the other Parties to this Agreement with respect to and provide any reasonable information and assistance as the other Parties may reasonably request with respect to all filings, notifications or submissions made by such Party with any Governmental Entity, or in connection with any proceeding by a private Person, made to any other Person, or any other information supplied by such Party to a Governmental Entity, or in connection with any proceeding by a private Person, made to any other Person, in connection with this Agreement and the Merger. Each Party to this Agreement shall promptly inform the other Parties to this Agreement and, if in writing, furnish the other Parties with copies of (or, in the case of oral communications, advise the other Parties orally of) any communication from or to any Governmental Entity regarding the Merger, or in connection with any proceeding by a private Person, to or from any other Person, and afford the other Parties a reasonable opportunity to review and discuss in advance, and consider in good faith the views of the other Parties in connection with, any proposed communication with any such Governmental Entity, or in connection with any proceeding by a private Person, with any other Person. Notwithstanding the foregoing, the Parties agree that it is Parent’s sole right to devise the strategy for all filings, notifications, submissions and communications with a Governmental Entity subject to this Section 5.6; provided, that Parent agrees to consult in advance with the Company on the strategy for such filings, notifications, submissions and communications. If any Party to this Agreement or any Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Merger, then such Party shall use reasonable best efforts to make, or cause to be made, as promptly as reasonably practicable and after reasonable consultation with the other Parties to this Agreement, an appropriate response to such request. Each Party agrees to consult with the other Party in advance of any meeting or teleconference with any Governmental Entity discussing substantive issues or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Entity or other Person, give the other Party the opportunity to attend and participate in such meetings and teleconferences. Notwithstanding the foregoing, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.6 as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Notwithstanding anything to the contrary contained in this Section 5.6, materials provided pursuant to this Section 5.6 may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

(e) Notwithstanding anything to the contrary contained in this Agreement, nothing shall require Parent to take any action, including: (i) disposing or transferring any asset, including those of Parent or the Company; (ii) licensing or otherwise making available to any Person, any technology or other intellectual property of Parent or the Company; (iii) holding separate any assets or operations (either before or after the Closing Date) of Parent or the Company; or (iv) changing or modifying any course of conduct or otherwise making any commitment (to any Governmental Entity or otherwise) regarding future operations of the businesses of Parent or the Company to obtain any approval from any Governmental Entity or to prevent the initiation of any lawsuit by any Governmental Entity under any Antitrust Law or to prevent the entry of any Order that would otherwise make the Merger unlawful. Parent shall not be obligated to defend any action or proceeding instituted (or threatened to be instituted) challenging the Transactions as violative of any Antitrust Law, or if any Order is entered, enforced or attempted to be entered or enforced by a Governmental Entity, which Order would make the Transactions illegal or would otherwise prohibit, prevent, restrict, impair or delay consummation of the Transactions, Parent is not required to take any action to contest or resist any such action or proceeding or to have vacated, lifted, reversed or overturned any such Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions or to have such Order repealed, rescinded or made inapplicable so as to permit consummation of the Transactions.

Section 5.7 Takeover Statutes. None of Parent, the Company or any of their respective Subsidiaries shall take any action that would cause the Transactions or any Voting Agreement, to be subject to requirements imposed by any takeover statute. If any “moratorium”, “control share acquisition”, “fair price”, “supermajority”,

“affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Transactions, or any Voting Agreement, each of the Company and Parent and their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby and by the Voting Agreements may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby and by the Voting Agreements.

Section 5.8 Public Announcements. During the Pre-Closing Period, unless a Company Adverse Recommendation Change has occurred, the Parties shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Transactions and shall not issue any such public announcement or statement prior to such consultation, except as may be required by Law or by the rules and regulations of Nasdaq; provided that each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or analyst or investor calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Parent (or made by one Party after having consulted with the other Party). The Company and Parent agree to issue a joint press release announcing the execution and delivery of this Agreement.

Section 5.9 Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted by applicable Law, each present and former director and officer of the Company and any of its Subsidiaries (in each case, when acting in such capacity) (collectively, together with their respective heirs, executors and administrators, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or Liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to the fact that such person is or was a director or officer of the Company or any of its Subsidiaries and pertaining to matters existing or occurring or actions or omissions taken prior to the Effective Time, including (i) the Transactions, and (ii) actions to enforce this Section 5.9 or any other indemnification or advancement right of any Company Indemnified Party, and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, also advance expenses to the Company Indemnified Parties as incurred to the fullest extent permitted by applicable Law; provided that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Company Indemnified Party is not entitled to indemnification.

(b) From and after the Effective Time until the sixth (6th) anniversary thereof, the Organizational Documents of the Surviving Corporation and its Subsidiaries as of the Effective Time shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were, prior to the Effective Time, directors, officers or employees of the Company, a Subsidiary of the Company or any of their predecessor entities, than are presently set forth in the Company Organizational Documents and the Company Subsidiary Organizational Documents, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals.

(c) All rights to indemnification and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Company Indemnified Party or as provided in the Company Organizational Documents (or Company Subsidiary Organizational Documents), or any indemnification agreements in existence as of the date hereof between such Company Indemnified Party and the Company or any of its Subsidiaries that are set forth on Section 5.9(b) of the Company Disclosure Schedule, shall survive the Transactions and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing Date in any manner that would adversely affect the rights thereunder of such Company Indemnified Parties.

(d) Prior to the Effective Time, the Company shall and, if the Company is unable to, the Surviving Corporation shall promptly following the Effective Time, obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions). If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, then, for a period of six (6) years after the Closing Date, the Surviving Corporation shall cause to be maintained in effect the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as those provided in the Company’s existing policies as of the date hereof (provided that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of similar national reputation that have at least the same coverage and amounts as the D&O Insurance in place on the date hereof and containing terms, conditions, retentions and limits of liability which are no less advantageous to the Company Indemnified Parties than those of the D&O Insurance in place on the date hereof) with respect to claims arising from facts or events, or actions or omissions, which occurred or are alleged to have occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the premiums paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap.

(e) The rights of each Company Indemnified Party pursuant to this Section 5.9 shall be in addition to, and not in limitation of, any other rights such Company Indemnified Party may have under the Company Organizational Documents (or Company Subsidiary Organizational Documents) or under any applicable Contracts or Law.

(f) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.9.

(g) The provisions of this Section 5.9 and (b) shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives.

Section 5.10 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11 Transaction Litigation. The Company shall give Parent the opportunity to participate in, but not control, the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the Transactions. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any stockholder of the Company relating to this Agreement, the Merger, or the other Transactions without the prior written consent of Parent, which shall not be unreasonably withheld or delayed.

Section 5.12 Nasdaq Matters.

(a) Parent shall file a notification of listing of additional shares (or such other form as may be required) with Nasdaq with respect to the shares of Parent Common Stock to be issued in connection with the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger, and shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

(b) The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting of the Company Common Stock from Nasdaq and the termination of its registration under the Exchange Act, in each case, as promptly as practicable after the Effective Time, provided that such delisting and termination shall not be effective until after the Effective Time.

Section 5.13 Certain Tax Matters. Each of the Company and Parent shall use its reasonable best efforts to obtain the opinions of counsel referenced in Section 6.2(d) and Section 6.3(d)), including by executing and delivering customary tax representation letters to each such counsel in form and substance reasonably satisfactory to such counsel. None of the Parties shall (and each Party shall cause its respective Subsidiaries not to) knowingly take any action (or fail to take any reasonable action) which action (or failure to act) would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, provided the above referenced opinions of counsel are received, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.14 Advice of Changes. The Company and Parent shall each promptly advise the other Party of (i) any notice or other communication from any counterparty to a Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Transactions (and provide a copy thereof), (ii) any notice or other communication from any other person alleging that the consent of such person is or may be required in connection with the Transactions (and provide a copy thereof) or (iii) upon receiving any communication from any Governmental Entity or third party whose consent or approval is required for consummation of the Transactions that causes such Party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed. The Company shall notify Parent as promptly as practicable of any notice or other communication from any party to any Company Material Contract to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with the Company or any Subsidiary of the Company as a result of the Transactions.

Section 5.15 Parent Board. Parent shall take all appropriate actions at or prior to the Closing to appoint Christopher G. Chavez to Class II of the board of directors of Parent effective as of the Effective Time, including adjusting the size of the board of directors of Parent, if necessary.

Section 5.16 Parent Agreements Concerning Merger Sub. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder. Parent shall, promptly following execution of this Agreement, approve and adopt this Agreement in its capacity as sole stockholder of Merger Sub and deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub.

ARTICLE VI

CONDITIONS TO THE MERGERS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment (or waiver by the Company and Parent, to the extent permissible under applicable Law) on or prior to the Effective Time of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Approvals Under Antitrust Laws. Any waiting period (and extensions thereof) applicable to the Merger under the HSR Act and any applicable Antitrust Laws shall have expired or been terminated.

(c) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) Listing of Shares. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance (provided that Parent shall not be entitled to invoke this condition if it has not complied in all material respects with Section 5.14).

(e) No Legal Prohibition. No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect, and no Law shall have been adopted or be effective, in each case that restrains, enjoins, prohibits or makes illegal the consummation of the Merger.

Section 6.2 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the fulfillment (or waiver by Parent and Merger Sub, to the extent permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) ARTICLE III (other than in Section 3.1(a) (first sentence only), Section 3.2(a), Section 3.2(b), Section 3.3(a) (first and second sentences only) and Section 3.3(b)) shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) Section 3.1(a) (first sentence only), Section 3.2(a), Section 3.2(b), Section 3.3(a) (first and second sentences only) and Section 3.3(b) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i) and (ii), as applicable) only as of such date or period.

(b) Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with all covenants required by the Agreement to be performed or complied with by it prior to the Closing Date.

(c) Company Approvals. Those Company Approvals set forth in Section 6.2(c) of the Company Disclosure Schedule shall have been obtained, delivered or made, as applicable, by the Company.

(d) No Company Material Adverse Effect. During the period from the date hereof until the Effective Time, there shall not have occurred a Company Material Adverse Effect, and no event shall have occurred or circumstance exist that, in combination with any other events or circumstances, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Delivery of Certificates. The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its chief executive officer or another senior executive officer, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.3(d) have been satisfied.

(f) Tax Matters. Parent shall have received a written opinion from Arnold & Porter LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; provided that Parent shall waive the condition set forth in this Section 6.2(f) upon the written request of the Company if the Company has waived the condition set forth in Section 6.3(f).

Section 6.3 Conditions to Obligations of the Company to Effect the Merger. The obligations of the Company to effect the Merger are further subject to the fulfillment (or waiver by the Company, to the extent permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in (i) ARTICLE IV (other than in Section 4.1(a) (first sentence only), Section 4.2(a), Section 4.3(a) (first, second, third, fourth and sixth sentences only) and Section 4.15 (second sentence only)) shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and do not prevent or materially delay Parent from consummating the Merger in accordance with the terms of this Agreement and (ii) Section 4.1(a) (first sentence only), Section 4.2(a), Section 4.3(a) (first, second, third, fourth and sixth sentences only) and Section 4.15 (second sentence only) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period need to be true and correct (in the manner set forth in clauses (i) and (ii), as applicable) only as of such date or period.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed and complied in all material respects with all covenants required by the Agreement to be performed or complied with by them prior to the Closing Date.

(c) Parent Approvals. Those Parent Approvals set forth in Section 6.3(c) of the Parent Disclosure Schedule shall have been obtained, delivered or made, as applicable, by the Company.

(d) No Parent Material Adverse Effect. During the period from the date hereof until the Effective Time, there shall not have occurred a Parent Material Adverse Effect, and no event shall have occurred or circumstance exist that, in combination with any other events or circumstances, has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Delivery of Certificates. Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by its chief executive officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d) have been satisfied.

(f) Tax Matters. The Company shall have received a written opinion from Stradling Yocca Carlson & Rauth, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (whether before or after the Company Stockholder Approval shall have been obtained, unless otherwise provided below), only as follows:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent if the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting duly convened and held or any adjournment or postponement thereof permitted by this Agreement;

(c) by either the Company or Parent if the Closing shall not have occurred on or prior to 12:00 midnight, New York City time, on March 31, 2016 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a Party whose breach of this Agreement proximately caused the failure of any of the conditions set forth in ARTICLE VI; provided, however, that either the Company or Parent may in its sole discretion extend the End Date for one (1) additional ninety (90) day period if the Parties have not received the requisite approvals necessary to comply with Antitrust Laws by March 31, 2016;

(d) by either the Company or Parent if any Law shall have been passed that makes the consummation of the Transactions illegal or any Order by a Governmental Entity of competent jurisdiction shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to a Party whose breach of this Agreement proximately caused such Order (or such Order becoming final and nonappealable);

(e) by the Company if: (i) (A) Parent and/or Merger Sub shall have breached or failed to perform in any material respect any of their covenants or other agreements contained in this Agreement, or (B) Parent shall have breached any of its representations and warranties contained in this Agreement, which breach or failure to perform if occurring or continuing to occur as of the Closing Date, would result in a failure of the condition set forth in Section 6.1 or Section 6.3 and (ii) the relevant breaches or failures to perform referred to in clause (i) of this Section 7.1(e) are not cured by the earlier of (A) the End Date and (B) the date that is forty-five (45) days following written notice from the Company to Parent describing such breach or failure in reasonable detail;

(f) by Parent if: (i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform if occurring or continuing to occur as of the Closing Date, would result in a failure of a condition set forth in Section 6.1 or Section 6.2, and (ii) the relevant breaches or failures to perform referred to in clause (i) of this Section 7.1(f) are not cured by the earlier of (A) the End Date and (B) the date that is forty-five (45) days following written notice from Parent to the Company describing such breach or failure in reasonable detail;

(g) by Parent, prior to the Cut-off Time, following a Company Adverse Recommendation Change; and

(h) by the Company (at any time prior to the Company Stockholder Approval), following full compliance with Section 5.3(e) and compliance with the remaining provisions of Section 5.3 in all material respects, in order to enter into a definitive Alternative Acquisition Agreement with respect to a Company Superior Proposal that did not result from a knowing or intentional breach of this Agreement, but only if (i) concurrently with such termination, the Company enters into the applicable Alternative Acquisition Agreement and (ii) prior to or concurrently with and as a condition to such termination, the Company has paid to Parent the Termination Fee pursuant to Section 7.3(a)(iv).

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate and become void and of no effect (except that the Confidentiality Agreements and the provisions of this Section 7.2, Section 7.3 and ARTICLE VIII shall survive any termination), and there shall be no other Liability on the part of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to the other except (i) as provided in Section 7.3 or (ii) Liability arising out of or resulting from fraud or any Willful Breach occurring prior to termination (in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity).

Section 7.3 Termination Fees.

(a) (i) If this Agreement is terminated by Parent pursuant to Section 7.1(g), the Company shall pay to Parent the Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds within two (2) Business Days after such termination.

(ii) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b) or Section 7.1(c) or by Parent pursuant to Section 7.1(f), if, in any of the foregoing cases, (A) prior to such termination, a Company Takeover Proposal shall have been made public or proposed publicly to the Company or its stockholders and has not been publicly withdrawn prior to the Company Stockholder Meeting and (B) within twelve (12) months following such termination, the Company or one or more of its Subsidiaries shall have executed a definitive agreement in respect of such Company Takeover Proposal and shall have consummated the transactions contemplated thereby, in which cases the Company shall pay to Parent the Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds on the date of consummation of such transaction; provided that, for purposes of this Section 7.3(a)(ii), the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 8.16(b), except that all references to “25%” therein shall be deemed to be references to “50%.”

(iii) If this Agreement is terminated (A) pursuant to Section 7.1(a), (B) by either Parent or the Company pursuant to Section 7.1(c) or (C) by either Parent or the Company pursuant to Section 7.1(d) as a result of a Law or an Order in connection with any Antitrust Law and, in each of the foregoing cases of (A), (B) or (C), all of the conditions to Closing of Parent set forth in ARTICLE VI (other than (1) the condition set forth in Section 6.1(b), (2) the condition set forth in Section 6.1(e) as it relates to any Antitrust Laws and (3) those other conditions that, by their nature, cannot be satisfied until the Closing Date, but, in the case of this clause (3), which conditions would be capable of satisfaction if the Closing Date were the date of such termination, in each case other than any failures of such conditions to be satisfied that result from a breach by Parent of this Agreement where such breach proximately contributed to the failure of such conditions to be satisfied or capable of satisfaction) have been satisfied or waived on or prior to the date of such termination, then Parent shall pay to the Company the Reverse Termination Fee, by wire transfer (to an account designated by the Company) in immediately available funds within two (2) Business Days after such termination.

(iv) If this Agreement is terminated by the Company pursuant to Section 7.1(h), then the Company shall pay to Parent, by wire transfer (to an account designated by Parent) in immediately available funds concurrently with and as a condition to such termination, the Termination Fee.

(b) For purposes of this Agreement:

(i) “Reverse Termination Fee” shall mean a cash amount equal to $9,495,000.

(ii) “Termination Fee” shall mean a cash amount equal to $6,330,000.

(c) The parties agree that, if this Agreement is validly terminated in accordance with any provision under which payment of the Termination Fee or the Reverse Termination Fee, as applicable, is required hereunder, then upon receipt of such payment by the receiving Party, the payment of such Termination Fee or Reverse Termination Fee, as applicable, in accordance with this Section 7.3, shall, except in the case of fraud or a Willful Breach, be the sole and exclusive remedy of the receiving Party for any loss suffered as a result of any breach of any covenant or agreement herein or the failure of the Transactions to be consummated and, upon payment of such amount, except in the case of fraud or a Willful Breach, neither the receiving Party nor any of its Subsidiaries or its or their respective former, current or future stockholders, directors, officers, employees, Affiliates, agents or other Representatives shall have any further Liability of any kind for any reason arising out of or in connection with the Transactions.

(d) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. Accordingly, if either the Company or Parent (the “Breaching Party”) fails to pay in a timely manner any amount due pursuant to this Section 7.3, and, in order to obtain such payment, the other Party (the “Non-Breaching Party”) commences a suit that results in a judgment against the Breaching Party for the amounts set forth in this Section 7.3 or any portion thereof, then (i) the Breaching Party shall reimburse the Non-Breaching Party for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with such suit and (ii) the Breaching Party shall pay to the Non-Breaching Party interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus two percent (2%).

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger. This Section 8.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance or compliance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the other Transactions shall be paid by the Party incurring or required to incur such expenses, it being understood that the HSR filing fee shall be paid by Parent.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by facsimile, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 8.5 Specific Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the obligation of the Parties to consummate the Transactions and the obligation of Parent and Merger Sub to pay, and the Company’s stockholders’ right to receive, the aggregate consideration payable to them pursuant to the Transactions, in each case in accordance with the terms and subject to the conditions of this Agreement) in addition to any other rights and remedies to which such Party is entitled at law or in equity, except as may be limited by this Section 8.5. In the event that any action is brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The Parties further agree that no Party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each Party irrevocably waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Without limiting the provisions of Section 7.3(c), the Termination Fee pursuant to Section 7.3(a)(i), Section 7.3(a)(ii) or Section 7.3(a)(iv) and the Reverse Termination Fee pursuant to Section 7.3(a)(iii) shall not be a basis for denying specific performance or an injunction contemplated by this Section 8.5.

Section 8.6 Jurisdiction. Each of the Parties hereto irrevocably agrees that any legal suit, action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such suit, action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any suit, action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the Parties hereto hereby consents to the service of process in accordance with Section 8.8; provided, however, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law.

Section 8.7 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.7.

Section 8.8 Notices. All notices and other communications hereunder shall be in writing in one of the following formats and shall be deemed given (a) upon actual delivery if personally delivered to the Party to be notified; (b) when sent, when sent by email or facsimile by the Party to be notified; provided, however, that notice given by email or facsimile shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 8.8 and either (ii) (A) a duplicate copy of such email or facsimile notice is promptly given by one of the other methods described in this Section 8.8 or (B) the receiving Party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” replies) or facsimile or any other method described in this Section 8.8, or (c) when delivered if sent by a courier (with confirmation of delivery); in each case to the Party to be notified at the following address:

To Parent or the Merger Sub:

Endologix, Inc.

2 Musick

Irvine, CA 92618

Facsimile: 949-595-7317

Attention: John McDermott, Chief Executive Officer

Email: jmcdermott@endologix.com

with copies (not constituting notice) to:

Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660
Attention:	Lawrence B. Cohn
Michael L. Lawhead
Facsimile:	(949) 725-4000
Email:	lcohn@sycr.com
mlawhead@sycr.com

To the Company:

TriVascular Technologies, Inc.

3910 Brickway Blvd.

Santa Rosa, CA 95403

Facsimile: (855) 569-7763

Attention: Christopher G. Chavez, President and Chief Executive Officer

Email: cchavez@trivascular.com

with copies (not constituting notice) to:

Arnold & Porter LLP
Three Embarcadero Center, 10th Floor
San Francisco, CA 94111-4024
Attention:	Julia Vax
Edward Deibert
Fax:	(415) 471-3400
Email:	julia.vax@aporter.com
edward.deibert@aporter.com

or to such other address as any Party shall specify by written notice so given. Any Party to this Agreement may notify any other Party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.9 Assignment; Binding Effect. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned or delegated by any of the Parties hereto without the prior written consent of the other Parties. Subject to the first sentence of this Section 8.9, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.9 shall be null and void.

Section 8.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction (a) shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement and (b) shall not, solely by virtue thereof, be invalid or unenforceable in any other jurisdiction. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision.

Section 8.11 Entire Agreement. This Agreement, together with the exhibits and schedules hereto (including the Disclosure Schedules) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof, and except as provided by Section 8.14, this Agreement is not intended to grant standing to any person other than the Parties hereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, MERGER SUB AND THE COMPANY MAKES OR RELIES ON ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 8.12 Amendments; Waivers. At any time prior to the Effective Time, and, if applicable, whether before or after the Company Stockholder Approval shall have been obtained, any provision of this Agreement may be amended or waived, but only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the Party waiving such provision; provided, if applicable, that following receipt of the Company Stockholder Approval no amendment may be made which under applicable Law requires further stockholder approval without obtaining such approval. At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent permissible by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, in the case of an extension by the Company, or of the Company, in the case of an extension by Parent and Merger Sub, as applicable, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of any such Party contained herein. Notwithstanding the foregoing, no failure or delay by any Party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.13 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.14 No Third-Party Beneficiaries. Except as provided in Section 5.9, each of Parent, Merger Sub and the Company agrees that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The Parties further agree that the rights of third party beneficiaries under Section 5.9 and clause (b) of the first sentence of this Section 8.14 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.12 without notice or Liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.15 Interpretation. When a reference is made in this Agreement to an Article, Section or Annex, such reference shall be to an Article, Section or Annex of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “since” when used in this Agreement in reference to a date shall be deemed to be inclusive of such date. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 8.16 Definitions.

(a) General Definitions. References in this Agreement to “Subsidiaries” of any Party means any corporation, partnership, association, trust or other form of legal entity of which (i) more than fifty percent (50%) of the voting power are on the date hereof directly or indirectly owned by such Party or (ii) such Party or any Subsidiary of such Party is a general partner on the date hereof. References in this Agreement (except as specifically otherwise defined) to “Affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement to “made available” (or words of similar import), in respect of information made available (or words of similar import) to or by any of the Parties, means information made available to or (as applicable) by such person electronically. References in this Agreement (except as specifically otherwise defined) to “Person” or “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge, after reasonable inquiry, of the individuals listed in Section 8.16(a) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.16(a) of the Company Disclosure Schedule.

(b) Certain Specified Definitions. As used in this Agreement:

(i) “Antitrust Laws” means any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

(ii) “Book-Entry Shares” means all shares of Company Common Stock in book-entry form.

(iii) “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in Los Angeles, California are authorized or required by Law to close.

(iv) “Certificate” means each certificate that, immediately prior to the Effective Time, represented shares of Company Common Stock.

(v) “Clean Team Agreement” means that certain Clean Team Confidentiality Agreement dated as of September 21, 2015 by and between Parent and the Company, as amended from time to time.

(vi) “Company Benefit Plan” means each employee benefit plan, program, policy, agreement or arrangement, including pension, retirement, supplemental retirement, profit-sharing, deferred compensation, stock option, change in control, retention, employment, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other compensatory or employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any Subsidiary, or to which the Company or any Subsidiary contributes or is obligated to contribute or might otherwise have or reasonably be expected to have any Liability.

(vii) “Company Material Adverse Effect” means any fact, change, circumstance, event, occurrence or development that has a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been, is or would be a Company Material Adverse Effect:

(A) any changes in global or national economic conditions, including securities, credit, financial or other capital markets conditions;

(B) any changes in conditions generally affecting the medical device industry;

(C) any decline in the market price or trading volume of the shares of Company Common Stock on Nasdaq (provided that the exception in this clause (C) shall not prevent or otherwise affect a determination that any change, effect or development underlying such decline has resulted in or contributed to a Company Material Adverse Effect);

(D) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (D) shall not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in or contributed to a Company Material Adverse Effect);

(E) the execution and delivery of this Agreement, the performance by any Party of its obligations hereunder the consummation of the Transactions or the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any Subsidiary of the Company with its employees or with any other third party;

(F) changes or proposed changes in GAAP or in Laws applicable to the Company or any Subsidiary of the Company or the enforcement or interpretation thereof;

(G) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement; or

(H) any action expressly required to be taken pursuant to or in accordance with this Agreement or taken with the consent, of Parent or Merger Sub;

except, in the case of any of clauses (A), (B), (F) or (G) in the event that such changes in conditions have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other medical device companies (in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect).

(viii) “Company Options” means each award designated as an award of options to purchase shares of Company Common Stock granted under the Company Stock Plans.

(ix) “Company Product” means any product that is or has been developed, manufactured, labeled, marketed, distributed, commercialized, sold, imported or exported by or on behalf of the Company or any of its Subsidiaries.

(x) “Company Regulatory Agency” means any applicable Governmental Entity that has regulatory authority over the development, design, testing, quality, identity, safety, efficacy, manufacturing, labeling, marketing, distribution, commercialization, sale, pricing, import or export of any Company Products, including the FDA.

(xi) “Company RSU Awards” means each award designated as an award of restricted stock units granted under the Company Stock Plans.

(xii) “Company Stock Awards” means collectively the Company Options and the Company RSU Awards.

(xiii) “Company Stock Plans” means the TriVascular Technologies, Inc. 2008 Equity Incentive Plan and the TriVascular Technologies, Inc. 2014 Equity Incentive Plan, and any applicable award agreements granted under any of the foregoing, collectively.

(xiv) “Company Superior Proposal” means a written Company Takeover Proposal (but substituting “50%” for all references to “25%” in the definition of such term) that the Company Board of Directors determines in good faith, after consultation with its outside financial advisor and outside legal counsel, taking into account the timing, likelihood of consummation, legal, financial, regulatory and other aspects of such Company Takeover Proposal, including the financing terms thereof, and such other factors as the Company Board of Directors considers to be appropriate, and taking into account any revisions to the terms of this Agreement proposed by Parent in response to such Company Takeover Proposal, as contemplated by Section 5.3(g) of this Agreement, is more favorable to the stockholders of the Company than the Transactions.

(xv) “Company Takeover Proposal” means any inquiry, proposal or offer from any person (other than Parent and its Subsidiaries) relating to (A) a merger, consolidation, business combination, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries, (B) any acquisition of twenty-five percent (25%) or more of the outstanding Company Common Stock or securities of the Company representing more than twenty-five percent (25%) of the total voting power of the Company, (C) any acquisition (including the acquisition of stock in any Subsidiary of the Company) of assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing twenty-five percent (25%) or more of the fair market value of the total consolidated assets, the consolidated net revenues or consolidated net income of the Company and its Subsidiaries (other than sales of inventory in the ordinary course of business, leases in the ordinary course of business and nonexclusive licenses in the ordinary course of business) or (D) any tender offer or exchange offer that if consummated would result in any person beneficially owning twenty-five percent (25%) or more of the outstanding Company Common Stock or securities of the Company representing more than twenty-five percent (25%) of the voting power of the Company.

(xvi) “Company Warrants” shall mean (A) that certain Warrant, dated October 30, 2012, by and between the Company and Capital Royalty Partners II L.P., (B) that certain Warrant, dated June 30, 2010, by and between the Company and Entity affiliated with Pinnacle Ventures, (C) that certain Warrant, dated June 30, 2010, by and between the Company and Entity affiliated with Pinnacle Ventures, and (D) those certain Warrants, dated February 2, 2012, by and between the Company and Holder.

(xvii) “Contract” means any contract, note, loan, bond, mortgage, indenture, guarantee of indebtedness or credit agreement, deed of trust, license, lease, agreement or other instrument or obligation that is legally binding, whether written or oral.

(xviii) “CRG” means Capital Royalty Partners II L.P. and its Affiliates.

(xix) “CRG Convertible Debt” means those certain Senior Convertible Promissory Notes dated August 18, 2015, issued by the Company to CRG.

(xx) “Environmental Law” means any applicable Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials), in each case as in effect as of the date of this Agreement.

(xxi) “ERISA” means, the Employee Retirement Income Security Act of 1974, as amended.

(xxii) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(xxiii) “FDA” means the United States Food and Drug Administration, or any successor agency thereto.

(xxiv) “FDCA” means the United States Federal Food, Drug, and Cosmetic Act, as amended.

(xxv) Governmental Authorization” means any instrument, permit, concession, license, certificate, franchise, permission, variance, clearance, registration, qualification, listing, approval, CE-mark, right or authorization (including any supplement or amendment thereto) issued, granted, given or otherwise put into effect by or under the authority of any Governmental Entity or pursuant to any Law.

(xxvi) “Governmental Entity” means any federal, state, local or foreign government, any transnational governmental organization, any quasi-governmental organization or any court of competent jurisdiction, arbitral body, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

(xxvii) “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. §300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

(xxviii) “Indebtedness” means, with respect to any person, without duplication, as of the date of determination, (A) all obligations of such person for borrowed money, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such person incurred in the ordinary course of business), (D) all lease obligations of such person required to be classified and accounted for as capital leases on the balance sheet of such person, (E) the net cash payment of obligations of such person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (F) all letters of credit or performance bonds issued for the account of such person, to the extent drawn upon, and (G) all guarantees of such person of any Indebtedness of any other person other than a wholly-owned subsidiary of such person.

(xxix) “Intellectual Property” means all intellectual property rights arising under the Laws of any jurisdiction with respect to the following: (A) patents and patent applications (and any patents that issue as a result of those patent applications), including rights in respect of utility models or industrial designs, and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications (collectively, “Patents”), (B) trademarks, service marks, trade dress, logos and trade names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications (including intent to use applications) for registration thereof (collectively, “Trademarks”), (C) copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof (collectively, “Copyrights”), (D) mask work rights and registrations and applications for registration thereof, (E) trade secrets (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material, methods, processes, techniques, formulae, algorithms, technical data, specifications, research and development information, or technology, in each case, to the extent qualifying as a trade secret under applicable Law) (collectively, “Trade Secrets”), (F) URL and domain name registrations (collectively, “Domain Names”) and (G) other intellectual property rights now known or hereafter recognized.

(xxx) “Intervening Event” means any event, change, effect, development, condition or occurrence that (a) does not relate to any Company Takeover Proposal and (b) is not known and was not reasonably foreseeable to the Company Board of Directors as of the date hereof.

(xxxi) “Key Employees” means the following: Christopher G. Chavez and Michael V. Chobotov, Ph.D.

(xxxii) “Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

(xxxiii) “Nasdaq” means the NASDAQ Global Select Market

(xxxiv) “Noncompetition Agreements” means those certain Noncompetition and Nonsolicitation Agreements being entered into simultaneously herewith by each Key Employee and effective on the Closing Date.

(xxxv) “Parent Material Adverse Effect” means any fact, change, circumstance, event, occurrence or development that has a material adverse effect on the financial condition, business or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been, is or would be a Parent Material Adverse Effect:

(A) any changes in global or national economic conditions, including securities, credit, financial or other capital markets conditions;

(B) any changes in conditions generally affecting the medical device industry;

(C) any decline in the market price or trading volume of the shares of Parent Common Stock on Nasdaq (provided that the exception in this clause (C) shall not prevent or otherwise affect a determination that any change, effect or development underlying such decline has resulted in or contributed to a Parent Material Adverse Effect);

(D) any failure, in and of itself, by Parent or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (D) shall not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in or contributed to a Parent Material Adverse Effect);

(E) the execution and delivery of this Agreement, the performance by any Party of its obligations hereunder the consummation of the Transactions or the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any Subsidiary of the Company with its employees or with any other third party;

(F) changes or proposed changes in GAAP or in Laws applicable to Parent or any Subsidiary of Parent or the enforcement or interpretation thereof;

(G) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement; or

(H) any action expressly required to be taken pursuant to or in accordance with this Agreement or taken with the consent of the Company;

except, in the case of any of clauses (A), (B), (F) or (G) in the event that such changes in conditions have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other medical device companies (in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect).

(xxxvi) “Parent Product” means any product that is or has been developed, manufactured, labeled, marketed, distributed, commercialized, sold, imported or exported by or on behalf of Parent or any of its Subsidiaries.

(xxxvii) “Parent Regulatory Agency” means any applicable Governmental Entity that has regulatory authority over the development, design, testing, quality, identity, safety, efficacy, manufacturing, labeling, marketing, distribution, commercialization, sale, pricing, import or export of any Parent Products, including the FDA.

(xxxviii) “Parent Stock Plan” means the Endologix, Inc. 2006 Stock Incentive Plan, as amended, and any applicable award agreements granted thereunder.

(xxxix) “Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmen’s, contractors’, subcontractors’, suppliers’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to Liabilities that are not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among a person and its wholly-owned subsidiaries, (F) defects, irregularities or imperfections of title which do not materially interfere with, or materially impair the use of, the property or assets subject thereto, (G) Liens that constitute non-exclusive licenses to Intellectual Property granted in the ordinary course of business and (H) (vi) purchase money liens and liens securing rental payments under all obligations for capital leases (determined in accordance with GAAP).

(xl) “Prohibited Person” means (A) an entity that has been determined by a competent authority to be the subject of a prohibition under any Law, regulation, rule or executive order administered by the Office of Foreign Assets Control; (B) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes; (C) any individual or entity that acts on behalf of or is owned or controlled by a government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (D) any individual or entity that has been identified on the Office of Foreign Assets Control Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or fifty percent (50%) or more of which is owned, directly or indirectly, by any such individual or entity; or (E) any individual or entity that has been designated on any similar list or order published by a Governmental Entity in the United States.

(xli) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

(xlii) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

(xliii) “Tax Return” means any return, report, information return, claim for refund, election, estimated tax filing or declaration or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any amendments thereof.

(xliv) “Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection, assessment or administration of such Tax.

(xlv) “Willful Breach” means a material breach that is a consequence of an act undertaken by the breaching Party with the actual knowledge that the taking of such act would cause a material breach of this Agreement.

Index of Defined Terms

.pdf	Section 8.3
Acceptable Confidentiality Agreement	Section 5.3(c)
Affiliates	Section 8.16(a)
Aggregate Cash Consideration	Section 2.1(a)
Aggregate Company Option Exercise Value	Section 2.1(b)
Aggregate Company Option Intrinsic Value	Section 2.1(c)
Aggregate Company RSU Value	Section 2.1(d)
Aggregate Company Warrant Exercise Value	Section 2.1(e)
Aggregate Company Warrant Intrinsic Value	Section 2.1(f)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.3(a)
Antitrust Laws	Section 8.16(b)(i)
Appraisal Provisions	Section 2.2(b)
Book-Entry Shares	Section 8.16(b)(ii)
Breaching Party	Section 7.3(d)
Business Day	Section 8.16(b)(ii)
Cancelled Shares	Section 2.2(a)(ii)
Certificate	Section 8.16(b)(iv)
Certificate of Merger	Section 1.3
Clean Team Agreement	Section 8.16(b)(v)
Closing	Section 1.2
Closing Date	Section 1.2
Code	RECITALS
Company	Preamble
Company 401(k) Plan	Section 5.5(c)
Company Adverse Recommendation Change	Section 5.3(e)

Company Approvals	Section 3.3(c)
Company Benefit Plan	Section 8.16(b)(vi)
Company Board of Directors	RECITALS
Company Bylaws	Section 3.1(b)
Company Certificate	Section 3.1(b)
Company Collective Bargaining Agreement	Section 3.15(a)
Company Common Stock	RECITALS
Company Disclosure Schedule	ARTICLE III
Company Employees	Section 5.5(a)
Company ESPP	Section 2.4(c)
Company Financial Statements	Section 3.4(b)
Company Indemnified Parties	Section 5.9(a)
Company Leased Real Property	Section 3.17
Company Material Adverse Effect	Section 8.16(b)(vii)
Company Material Contracts	Section 3.20(a)
Company Option Intrinsic Value	Section 2.1(g)
Company Options	Section 8.16(b)(viii)
Company Organizational Documents	Section 3.1(b)
Company Owned Intellectual Property	Section 3.16(a)
Company Preferred Stock	Section 3.2(a)
Company Product	Section 8.16(b)(ix)
Company Qualified Plan	Section 3.10(c)
Company Real Property Leases	Section 3.17
Company Recommendation	RECITALS
Company Registered Intellectual Property	Section 3.16(a)
Company Regulatory Agency	Section 8.16(b)(xi)
Company Regulatory Permits	Section 3.8(a)
Company RSU Awards	Section 8.16(b)(xi)
Company RSU Value	Section 2.1(h)
Company SEC Documents	Section 3.4(a)
Company Stock Awards	Section 8.16(b)(xii)
Company Stock Plans	Section 8.16(b)(xiii)
Company Stockholder Approval	Section 3.3(a)
Company Stockholder Meeting	Section 5.4(b)
Company Subsidiary Organizational Documents	Section 3.1(b)
Company Superior Proposal	Section 8.16(b)(xiv)
Company Takeover Proposal	Section 8.16(b)(xv)
Company Warrant Intrinsic Value	Section 2.1(i)
Company Warrants	Section 8.16(b)(xvi)
Confidentiality Agreement	Section 5.2(c)
Contract	Section 8.16(b)(xvii)
Control	Section 8.16(a)
controlled by	Section 8.16(a)
Copyrights	Section 8.16(b)(xxix)
CRG	Section 8.16(b)(xviii)
CRG Convertible Debt	Section 8.16(b)(xix)
CRG Value	Section 2.1(j)
Cut-off Time	Section 5.3(c)
D&O Insurance	Section 5.9(d)
Delaware Secretary	Section 1.3
DGCL	RECITALS
Disclosure Schedules	ARTICLE IV

Dissenting Shares	Section 2.2(b)
Dissenting Stockholder	Section 2.2(b)
Domain Names	Section 8.16(b)(xxix)
Effective Time	Section 1.3
End Date	Section 7.1(c)
Enforceability Exceptions	Section 3.3(b)
Environmental Law	Section 8.16(b)(xx)
ERISA	Section 8.16(b)(xxi)
ERISA Affiliate	Section 8.16(b)(xxii)
Exchange Act	Section 3.3(c)
Exchange Agent	Section 2.3(a)
Exchange Fund	Section 2.3(b)
FDA	Section 8.16(b)(xxiii)
FDCA	Section 8.16(b)(xxiv)
Form S-4	Section 5.4(a)
Fractional Share Cash Amount	Section 2.2(d)
GAAP	Section 3.2(b)
Governmental Authorization	Section 8.16(b)(xxv)
Governmental Entity	Section 8.16(b)(xxvi)
Hazardous Materials	Section 8.16(b)(xxvii)
Healthcare Law	Section 3.8(b)
HSR Act	Section 3.3(c)
Indebtedness	Section 8.16(b)(xxviii)
Intellectual Property	Section 8.16(b)(xxix)
Intervening Event	Section 8.16(b)(xxx)
IRS	Section 3.10(a)
Knowledge	Section 8.16(a)
Key Employee	Section 8.16(b)(xxx)
Law	Section 3.7(a)
Laws	Section 3.7(a)
Letter of Transmittal	Section 2.3(c)
Liability	Section 8.16(b)(xxxii)
Lien	Section 3.3(d)
made available	Section 8.16(a)
Mailing Date	Section 5.4(b)
MDD	Section 3.8(a)
MDR	Section 3.8(f)
MDV	Section 3.8(f)
Meeting Election	Section 5.4(b)
Merger	RECITALS
Merger Sub	Preamble
Merger Sub Common Stock	Section 2.2(a)(iii)
Nasdaq	Section 8.16(b)(xxxiii)
Noncompetition Agreements	Section 8.16(b)(xxxiv)
Non-Breaching Party	Section 7.3(d)
Notified Body	Section 3.8(b)
Offering Period	Section 2.4(c)
Order	Section 3.12
Organizational Documents	Section 3.1(b)
Outstanding Company Common Stock	Section 2.1(k)
Outstanding Company Common Stock Adjusted	Section 2.1(l)
Parent	Preamble

Parent 401(k) Plan	Section 5.5(c)
Parent Approvals	Section 4.3(b)
Parent Common Stock	Section 4.2
Parent Disclosure Schedule	ARTICLE IV
Parent Financial Statements	Section 4.4(b)
Parent Leased Real Property	Section 4.16
Parent Material Adverse Effect	Section 8.16(b)(xxxv)
Parent and Merger Sub Organizational Documents	Section 4.1(b)
Parent Owned Intellectual Property	Section 4.13(a)
Parent Registered Intellectual Property	Section 4.13(a)
Parent Product	Section 8.16(b)(xxxvi)
Parent Preferred Stock	Section 4.2
Parent Real Property Leases	Section 4.16
Parent Regulatory Agency	Section 8.16(b)(xxxvii)
Parent Regulatory Permits	Section 4.8
Parent SEC Documents	Section 4.4(a)
Parent Stock Awards	Section 4.2
Parent Stock Plans	Section 8.16(b)(xxxviii)
Parties	Preamble
Party	Preamble
Patents	Section 8.16(b)(xxix)
Permitted Lien	Section 8.16(b)(xxxix)
Per Share Cash Consideration	Section 2.1(m)
Per Share Merger Consideration	Section 2.1(n)
Per Share Stock Consideration	Section 2.1(o)
Person or person	Section 8.16(a)
Post-Closing Plans	Section 5.5(b)
Pre-Closing Period	Section 5.1(a)
Premium Cap	Section 5.9(c)
Prohibited Person	Section 8.16(b)(xl)
Proxy Statement/Prospectus	Section 5.4(a)
Company Qualified Plan	Section 3.10(c)
Recall	Section 3.8(h)
Registrations	Section 8.16(b)(xxxii)
Release	Section 8.16(b)(xli)
Representatives	Section 5.3(a)
Reverse Termination Fee	Section 7.3(b)(i)
Sarbanes-Oxley Act	Section 3.4(a)
Satisfaction Date	Section 1.2
SEC	ARTICLE III
Second Request	Section 5.6(b)
Securities Act	Section 3.3(c)
Subsidiaries	Section 8.16(a)
Surviving Corporation	Section 1.1
Tax	Section 8.16(b)(xxxii)
Tax Return	Section 8.16(b)(xliii)
Taxes	Section 8.16(b)(xxxii)
Taxing Authority	Section 8.16(b)(xliv)
Termination Fee	Section 7.3(b)(ii)
Trade Secrets	Section 8.16(b)(xxix)
Trademarks	Section 8.16(b)(xxix)
Transactions	RECITALS

under common control with	Section 8.16(a)
Voting Agreements	RECITALS
VWAP	Section 2.1(g)
Willful Breach	Section 8.16(b)(xlv)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ENDOLOGIX, INC.

By:	/s/ John McDermott
Name:	John McDermott
Title:	Chief Executive Officer

TETON MERGER SUB, INC.

By:	/s/ John McDermott
Name:	John McDermott
Title:	Chief Executive Officer

TRIVASCULAR TECHNOLOGIES, INC.

By:	/s/ Christopher G. Chavez
Name:	Christopher G. Chavez
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX B

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of October 26, 2015, is entered into by and among Endologix, Inc. a Delaware corporation (“Parent”), Teton Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and                          (the “Stockholder”). All terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution hereof, Parent, Merger Sub and TriVascular Technologies, Inc., a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”), which provides, among other things, for the Company to convene and hold the Company Stockholder Meeting for the purpose of obtaining the Company Stockholder Approval and to consummate the Merger (subject to the conditions set forth in Article VI of the Merger Agreement) as soon as practicable after the Company Stockholder Approval has been obtained;

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of common stock, par value $0.01 per share of the Company (“Company Common Stock”) set forth on the signature page hereto (such shares, in addition to any shares of Company Common Stock acquired in any manner after the date of this Agreement, being referred to herein as the “Subject Shares”); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, and as an inducement and in consideration for Parent and Merger Sub to enter into the Merger Agreement, the Stockholder, on his, her or its own account with respect to the Subject Shares, has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

AGREEMENT TO VOTE

1.1 Agreement to Vote. Subject to the terms of this Agreement, the Stockholder hereby irrevocably and unconditionally agrees that, until this Agreement is terminated in accordance with Section 5.2, at the Company Stockholder Meeting or any other annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company, the Stockholder shall, in each case to the fullest extent that the Subject Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all of the Subject Shares to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of the Subject Shares: (i) for adoption of the Merger Agreement and for the approval of the Transactions; (ii) for any proposal to adjourn or postpone the Company Stockholder Meeting or such other meeting of the Company’s stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement; (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Stockholder contained in this Agreement; (iv) against any Company Takeover Proposal and or any other action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Transactions; and (v) in favor of any other matter necessary to consummate the Transactions. Subject to the proxy granted under Section 1.2 below, the Stockholder shall retain at all times the right to vote the Subject Shares in the Stockholder’s sole discretion, and without any other limitation, on any matters other than those set forth in this Section 1.1 that are at any time or from time to time presented for consideration to the Company’s stockholders generally.

1.2 Irrevocable Proxy. Solely with respect to the matters described in Section 1.1, until this Agreement is terminated in accordance with Section 5.2, the Stockholder hereby irrevocably appoints Parent as his, her or its attorney and proxy with full power of substitution and resubstitution, to the full extent of the Stockholder’s voting rights with respect to all of the Subject Shares (which proxy is irrevocable and which appointment is coupled with an interest, including for purposes of Section 212 of the DGCL) to vote, and to execute written consents with respect to, all of the Subject Shares solely on the matters described in Section 1.1, and in accordance therewith. The Stockholder agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained herein. Such proxy shall automatically terminate upon the valid termination of this Agreement in accordance with its terms. Parent may terminate this proxy with respect to the Stockholder at any time at its sole election by written notice provided to the Stockholder.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants, on his, her or its own account with respect to the Subject Shares, to Parent and Merger Sub that:

2.1 Authorization; Binding Agreement. The Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Enforceability Exceptions”). If the Stockholder is married, and any of the Subject Shares of the Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly executed and delivered by the Stockholder’s spouse and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, is enforceable against the Stockholder’s spouse in accordance with its terms, subject to the Enforceability Exceptions.

2.2 Non-Contravention. Neither the execution and delivery of this Agreement by the Stockholder nor the consummation of the transactions contemplated hereby nor compliance by the Stockholder with any provisions herein will (a) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any note, license, agreement, contract, indenture or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of his, her or its assets may be bound, (b) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any asset of the Stockholder (other than one created by Parent or Merger Sub), or (c) violate any order, writ, injunction or decree applicable to the Stockholder or by which any of his, her or its assets are bound, except, with respect to the foregoing clauses (a), (b) and (c), as would not impair or adversely affect Stockholder’s ability to perform Stockholder’s obligations under this Agreement.

2.3 Ownership of Subject Shares; Total Shares. Such Stockholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all of the Subject Shares and has good and marketable title to all of the Subject Shares free and clear of any liens, claims, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a stockholder in respect of such Subject Shares (collectively, “Encumbrances”), except for any such Encumbrance that may be imposed pursuant to (a) this Agreement and (b) any applicable restrictions on transfer under the Securities Act or any state securities law (collectively, “Permitted Encumbrances”). For the avoidance of doubt, the fact that the Subject Shares are held in a margin account shall not be deemed to be an Encumbrance hereunder. The Subject Shares constitute all of the shares of “voting stock” of the Company of which the Stockholder is the “owner” (as such terms are defined in Section 203 of the DGCL) as of the date hereof.

2.4 Voting Power. The Stockholder has full voting power with respect to all of the Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Subject Shares, subject to applicable federal securities laws and the terms of this Agreement.

2.5 Reliance. The Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.6 Brokers. Except as otherwise disclosed in the Merger Agreement, no broker, finder, financial advisor, investment banker or other person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission from the Company in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Stockholder that:

3.1 Organization and Qualification. Each of Parent and Merger Sub is a duly organized and validly existing corporation in good standing under the Laws of the state of Delaware. All of the issued and outstanding capital stock of Merger Sub is owned directly by Parent.

3.2 Authority for this Agreement. Each of Parent and Merger Sub has all requisite entity power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Stockholder, constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

ARTICLE IV

ADDITIONAL COVENANTS

The Stockholder hereby covenants and agrees that until the termination of this Agreement:

4.1 No Transfer; No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, from and after the date hereof and until the earlier of the date this Agreement is terminated and the receipt of the Company Stockholder Approval, the Stockholder shall not, directly or indirectly, (a) create or permit to exist any Encumbrance, other than Permitted Encumbrances, on any of the Subject Shares, (b) transfer, sell, assign, gift, hedge, pledge or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of the Subject Shares, or any right or interest therein (or consent to any of the foregoing), (c) enter into any Contract with respect to any Transfer of the Subject Shares or any interest therein, (d) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of the Subject Shares, (e) deposit or permit the deposit of any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Subject Shares, or (f) take or permit any other action that would in any way restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder or otherwise make any representation or warranty of the Stockholder herein untrue or incorrect. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, the Stockholder may Transfer the Subject Shares (1) if such Stockholder is a partnership, limited liability company or trust, to one or more partners or members of such Stockholder or to an affiliated corporation under common control with such Stockholder or to any trustee or beneficiary of the trust, (2) if such Stockholder is an individual, (w) to any member of the Stockholder’s immediate family, (x) to a trust for the sole benefit of the Stockholder or any member of the Stockholder’s immediate family, the sole trustees of which are the Stockholder or any member of the Stockholder’s immediate family, (y) by will, or (z) under the laws of intestacy upon the death of the Stockholder, (3) to a charitable organization, including but not limited to, a private charitable foundation under Section 501(c)(3) of the Code or (4) pursuant to a Rule 10b5-1 in place prior to the date of this Agreement; provided, that a Transfer referred to in clause (1), (2)(w), (2)(x), (2)(y) or (3) of this sentence shall be permitted only if the transferee agrees in writing to accept the Subject Shares subject to the terms of this Agreement and to be bound by the terms of this Agreement and to agree and acknowledge that such person shall constitute a Stockholder for all purposes of this Agreement. If any involuntary Transfer of any of the Subject Shares shall occur (including, but not limited to, a sale by the Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold the Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. Notwithstanding the foregoing, the Stockholder may make such Transfers of the Subject Shares as Parent may agree in writing in its sole discretion.

4.2 No Exercise of Appraisal Rights. The Stockholder forever waives and agrees not to exercise any appraisal rights or dissenters’ rights pursuant to Section 262 of the DGCL or otherwise in respect of the Subject Shares that may arise in connection with the Merger.

4.3 Documentation and Information. The Stockholder shall not make any public announcement regarding this Agreement and the transactions contemplated hereby without the prior written consent of Parent, except as may be required by applicable Law or in compliance with the rules or regulations of the SEC, any other Governmental Entity or the Nasdaq or any other national securities exchange as determined in the reasonable discretion of the Stockholder in consultation with his, her or its counsel (provided that notice of any such disclosure will be provided to Parent). The Stockholder consents to and hereby authorizes Parent and Merger Sub to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or Merger Sub reasonably determines to be necessary in connection with the Merger and any other transactions contemplated by the Merger Agreement, the Stockholder’s identity and ownership of the Subject Shares, the existence of this Agreement and the nature of the Stockholder’s commitments and obligations under this Agreement, and the Stockholder acknowledges that Parent and Merger Sub will file this Agreement or a form hereof with the SEC or any other Governmental Entity. The Stockholder agrees to promptly give Parent any information it may reasonably require for the preparation of any such disclosure documents, and the Stockholder agrees to promptly notify Parent of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

4.4 Adjustments. In the event of any stock split, stock dividend, merger, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Subject Shares, the terms of this Agreement shall apply to the resulting securities.

4.5 Waiver of Certain Actions. The Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger) or (b) alleging a breach of any duty of the Company Board of Directors in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby.

4.6 No Solicitation. The Stockholder shall, and shall cause his, her or its Affiliates (which term, solely for purposes of this Section 4.6, shall be deemed to exclude the Company and its Subsidiaries) and his, her or its and their respective Representatives, not to, directly or indirectly, (a) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (b) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of knowingly encouraging or facilitating, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 4.6 and to Section 5.3 of the Merger Agreement and to limit his, her or its conversation or other communication exclusively to such referral), or (c) support, recommend, endorse or approve, or propose to support, recommend, endorse or approve, any Company Takeover Proposal or enter into any letter of intent or similar document, agreement, commitment or agreement in principle relating to or facilitating a Company Takeover Proposal. The foregoing notwithstanding, no announcement or disclosure made by, nor any action taken by, the Company Board of Directors (including, without limitation, a Company Adverse Recommendation Change) shall be deemed to be a breach of this Section 4.6 by the Stockholder or Affiliate thereof that serves as a director of the Company so long as such announcement, disclosure or action does not constitute a breach of the Merger Agreement by the Company.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified; provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or facsimile notice is promptly given by one of the other methods described in this Section 5.1 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or facsimile or any other method described in this Section 5.1; or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address; provided that the notice or other communication is sent to the address, facsimile number or email address set forth (i) in the case to Parent or Merger Sub, to the address, facsimile number or email address set forth in Section 8.8 of the Merger Agreement and (ii) if to the Stockholder, to the address, facsimile number or email address set forth on the signature page hereto.

5.2 Termination. Subject to the following sentence, this Agreement shall terminate automatically, without any notice or other action by any person, upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the mutual written consent of Parent and the Stockholder or (d) the Company’s entry into any material amendment, modification or waiver to the Merger Agreement, including, without limitation, any amendment thereto, whether or not material, that adversely affects the consideration payable thereunder to the stockholders pursuant to the Merger Agreement as in effect as of the date hereof. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 5.2 shall relieve any party from liability for any breach of this Agreement prior to termination hereof and (y) the provisions of this Article V shall survive any termination of this Agreement.

5.3 Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.4 Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

5.5 Entire Agreement; Assignment. This Agreement and the other documents and certificates delivered pursuant hereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement shall not be assigned by any party (including by operation of law, by merger or otherwise) without the prior written consent of the other parties; provided, that Parent or Merger Sub may assign any of their respective rights and obligations to any direct or indirect Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder.

5.6 Enforcement of the Agreement. The parties agree that irreparable damage would occur in the event that the Stockholder did not perform any of the provisions of this Agreement in accordance with their specific terms or otherwise breached any such provisions. It is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity. Any and all remedies herein expressly conferred upon Parent and Merger Sub will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon Parent or Merger Sub, and the exercise by Parent or Merger Sub of any one remedy will not preclude the exercise of any other remedy.

5.7 Jurisdiction; Waiver of Jury Trial.

(a) The Stockholder (i) consents to submit himself, herself or itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, solely if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware with respect to any dispute arising out of, relating to or in connection with this Agreement or any transaction contemplated hereby, (ii) agrees that he, she or it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that he, she or it will not bring any action arising out of, relating to or in connection with this Agreement or any transaction contemplated by this Agreement in any court other than any such court. The Stockholder irrevocably and unconditionally waives any objection to the laying of venue of any proceeding arising out of this Agreement or the transactions contemplated hereby in the chancery courts of the State of Delaware or in any Federal court located in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum. The Stockholder hereby agrees that service of any process, summons, notice or document by U.S. registered mail in accordance with Section 5.1 shall be effective service of process for any proceeding arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby.

(b) THE STOCKHOLDER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND

DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. THE STOCKHOLDER CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF PARENT OR MERGER SUB HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT PARENT OR MERGER SUB WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) THE STOCKHOLDER UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) THE STOCKHOLDER MAKES THIS WAIVER VOLUNTARILY, AND (IV) THE STOCKHOLDER HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

5.8 Governing Law. This Agreement, and any dispute arising out of, relating to or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

5.9 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

5.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

5.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

5.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

5.13 Interpretation. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph and schedule references are to the articles, sections, paragraphs and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all persons and vice versa. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any person by virtue of the authorship of any provision of this Agreement.

5.14 Further Assurances. The Stockholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use his, her or its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations, to perform his, her or its obligations under this Agreement.

5.15 No Agreement Until Executed. This Agreement shall not be effective unless and until (a) the Company Board of Directors has approved the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto and (c) this Agreement is executed by all parties hereto.

5.16 Stockholder Capacity. The Stockholder shall not be deemed to make any agreement or understanding in this Agreement in the capacity as a director or officer of the Company. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as the record holder or beneficial owner of, or as a trust whose beneficiaries are the beneficial owners of, the Subject Shares. Nothing herein shall be construed as preventing or limiting a Stockholder, or a director, officer or employee of a Stockholder or affiliate of a Stockholder, who is an officer or director of the Company from taking (or omitting to take) any action in his or her capacity as a director or officer of the Company or otherwise fulfilling the obligations of such office (including the performance of obligations required by the fiduciary obligations of such Stockholder, or director, officer or employee of a Stockholder or affiliate of a Stockholder, acting solely in his or her capacity as an officer or director of the Company). The taking of any actions (or any failures to act) by the Stockholder in the Stockholder’s capacity as a director or officer of the Company shall not be deemed to constitute a breach of this Agreement, regardless of the circumstances related thereto so long as no such action is or would be a breach or violation of any provision of the Merger Agreement if taken by an officer or director of the Company acting in such capacity.

[Signature Pages Follow]

The parties are executing this Agreement on the date set forth in the introductory clause.

ENDOLOGIX, INC.

By:

Name:
Title:

TETON MERGER SUB, INC.

By:

Name:
Title:

STOCKHOLDER

By:

Name:
Title:

Address:

Facsimile:
E-mail:

Number of Subject Shares record and beneficially
owned as of the date hereof:

[Signature Page to Voting Agreement]

ANNEX C

OPINION OF J.P. MORGAN SECURITIES LLC

October 26, 2015

The Board of Directors

TriVascular Technologies, Inc.

3910 Brickway Blvd.

Santa Rosa, CA

95403

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of TriVascular Technologies, Inc., a Delaware corporation (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of Endologix, Inc., a Delaware corporation (the “Acquiror”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, the Acquiror and its subsidiary, Teton Merger Sub Inc. (“Teton Merger Sub”), the Company will become a wholly- owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury by the Company or owned by the Acquiror, the Company or any direct or indirect wholly-owned subsidiary of the Acquiror or the Company, and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive consideration per share equal to the quotient obtained by dividing the Aggregate Cash Consideration by the Outstanding Company Common Stock Adjusted (each as defined in the Agreement) (the “Cash Consideration”) and the number of shares of the Acquiror’s common stock, par value $0.001 per share (the “Acquiror Common Stock”) equal to the quotient obtained by dividing (i) the number of shares of Acquiror Common Stock equal to 19.999% of the issued and outstanding shares of Acquiror Common Stock as of the Effective Time (as defined in the Agreement), as reasonably determined by the Acquiror in accordance with Rule 5635 of the Nasdaq Stock Market, rounded down to the nearest whole share, by (ii) the Outstanding Company Common Stock (as defined in the Agreement) (the “Stock Consideration”, and, together with the Cash Consideration, the “Consideration”).

In connection with preparing our opinion, we have (i) reviewed a draft dated October 25, 2015 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by each of the managements of the Company and the Acquiror relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Acquiror or Teton Merger Sub. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on the Company’s initial public offering in April 2014. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities. In addition, neither we nor our affiliates hold, on a proprietary basis, any of the outstanding common stock of the Company, Acquiror or Teton Merger Sub.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

ANNEX D

800 Nicollet Mall, Minneapolis, MN 55402
Tel: 612-303-6000	Tel: 800-333-6000	Fax: 612-303-1036
Piper Jaffray & Co. Since 1895. Member SIPC and NYSE.

October 23, 2015

Board of Directors

Endologix, Inc.

2 Musick

Irvine, CA 92618

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Endologix, Inc. (the “Company”) of the Aggregate Merger Consideration (as defined below) to be paid by the Company for the outstanding shares of common stock of TriVascular Technologies, Inc. (“TriVascular”), par value $0.01 per share (the “TriVascular Common Stock”), pursuant to a draft of the Agreement and Plan of Merger (the “Agreement”), to be entered into by and among the Company, Teton Merger Sub (the “Merger Sub”), a newly formed wholly-owned subsidiary of the Company, and TriVascular. The Agreement provides for, among other things, the merger (the “Merger”) of the Merger Sub with and into TriVascular, pursuant to which the Company will (1) issue an aggregate of 19.999% of the issued and outstanding shares of its common stock, par value $0.001 per share (the “Company Common Stock”) as of the Effective Time (as defined in the Agreement), and (2) pay cash consideration in an amount equal to the sum of (i) the intrinsic values of TriVascular’s outstanding options, warrants, and restricted stock units; (ii) the aggregate exercise price paid in cash to TriVascular upon exercise of all options and warrants between September 11, 2015 and the Effective Time (as defined in the Agreement); and (iii) if applicable, the conversion value of the CRG Convertible Debt (as defined in the Agreement). This Aggregate Merger Consideration constitutes consideration for all of the issued and outstanding shares of TriVascular Common Stock, other than (a) Dissenting Shares (as defined in the Agreement), and (b) any shares of TriVascular Common Stock owned by TriVascular, the Company, or any direct or indirect wholly-owned subsidiary of the Company (including the Merger Sub). The terms and conditions of the Merger are more fully set forth in the Agreement.

In connection with our review of the Merger, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement, dated October 21, 2015; (ii) reviewed and analyzed certain financial and other data with respect to the Company and TriVascular which was publicly available; (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and TriVascular, on a stand-alone basis, that were publicly available, as well as those that were furnished to us by the Company, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects, strategic benefits and other synergies expected by management of the Company to result from the Merger (the “Synergies”); (iv) conducted discussions with members of senior management and representatives of the Company and TriVascular concerning the matters described in clauses (ii) and (iii) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Synergies; (v) reviewed the current and historical reported prices and trading activity of the Company Common Stock and TriVascular Common Stock and similar information for certain other companies deemed by us to be comparable to TriVascular; (vi) compared the financial performance of TriVascular with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

Endologix, Inc.

October 23, 2015

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company and TriVascular that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information (including the Synergies) reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company and TriVascular, respectively. We express no opinion as to any such financial forecasts, estimates or forward-looking information (including the Synergies) or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company and TriVascular, and on the assumptions of the management of the Company as to all accounting, legal, tax and financial reporting matters with respect to the Company, TriVascular and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct; (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party; (iii) the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto; and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company, TriVascular or the contemplated benefits of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or TriVascular, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or TriVascular under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company, TriVascular or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, TriVascular or any of their affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor TriVascular or any of their affiliates is party to any material pending transaction, including without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

No company or transaction used in any analysis for purposes of comparison is identical to the Company, TriVascular or the Merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company, TriVascular and the Merger were compared and other factors that could affect the public trading value or transaction value of the companies.

Endologix, Inc.

October 23, 2015

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of TriVascular Common Stock or Company Common Stock may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its exclusive financial advisor in connection with the Merger and we will receive a fee from the Company for providing our services, a considerable portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We have in the past provided investment banking services to the Company as an underwriter of its December 2013 $86.25 million 2.25% Convertible Senior Notes due 2018 offering, for which we received an underwriting fee. We are currently in the process of providing investment banking services to the Company as the sole book-running underwriter of its proposed registered offering of convertible debt, for which we expect to receive an underwriting fee upon closing of such transaction. We also expect to provide financial advisory services and investment banking services to the Company in the future. In addition, we have, since January 2012, provided investment banking services to portfolio companies of three financial sponsor affiliates of TriVascular, for which we have received aggregate fees in excess of $19 million.

In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company and TriVascular for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, TriVascular or entities that are affiliated with the Company or TriVascular, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s Research Department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Merger and other participants in the Merger that differ from the views of Piper Jaffray’s investment banking personnel.

This opinion is provided solely to the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act or vote with respect to the Merger or any other matter. This opinion is provided solely for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Merger, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, creditor or any other person other than the Board of Directors or used or relied upon for any other purpose. This opinion shall not be published or otherwise used, nor shall any public references to use be made, without our prior written approval. This opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to the Company of the proposed Aggregate Merger Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Merger or any other terms of the Agreement. We were not requested to opine as to, and this

Endologix, Inc.

October 23, 2015

opinion does not address: (i) the basic business decision to proceed with or effect the Merger; (ii) the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company; (iii) any other terms contemplated by the Agreement or the fairness of the Merger to, or any consideration received in connection therewith by, any creditor or other constituency of the Company; or (iv) the solvency or financial viability of the Company or TriVascular as of the date hereof, upon consummation of the Merger, or at any future time. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the Aggregate Merger Consideration to be paid by the Company in the Merger or with respect to the fairness of any such compensation.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Aggregate Merger Consideration to be paid by the Company is fair, from a financial point of view, to the Company as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

ANNEX E

SECTION 262 APPRAISAL RIGHTS

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §

251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145 of the DGCL also provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification is permitted without judicial approval if the person is adjudged to be liable to the corporation. Where a person is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such person against the expenses which such person actually and reasonably incurred.

Section 102(b)(7) of the DGCL permits a corporation’s certificate of incorporation to include a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that such provision will not eliminate or limit the liability of a director for: (i) any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) transactions under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions); or (iv) any transaction from which the director derived an improper personal benefit.

Endologix’s amended and restated certificate of incorporation, as amended, limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Endologix’s amended and restated bylaws provide that Endologix will indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by Delaware law.

Endologix’s directors and officers are covered by directors’ and officers’ liability insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by Endologix. Endologix has entered into indemnification agreements with each of its directors and certain of its officers under which Endologix agreed to indemnify the director or officer to the maximum extent permitted by applicable law from claims arising out of his or her capacity as Endologix’s director, officer, employee and/or agent. Under the indemnification agreements, Endologix agreed to advance expenses to its directors or officers to the maximum extent permitted by law in connection with any proceeding for which Endologix has agreed to provide indemnification. The contractual rights to indemnification provided by the indemnification agreements are subject to the limitations and conditions specified in those agreements.

Item 21. Exhibits and Financial Statement Schedules.

A list of exhibits filed with this registration statement is contained in the index to exhibits, which is incorporated by reference into this Item 21.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus/offer to exchange required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus/offer to exchange any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus/offer to exchange filed with the SEC pursuant to Rule 424(b) promulgated under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the offer to exchange, to each person to whom the offer to exchange is sent or given, the latest annual report to security holders that is incorporated by reference in the offer to exchange and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the offer to exchange, to deliver, or cause to be delivered to each person to whom the offer to exchange is sent or given, the latest quarterly report that is specifically incorporated by reference in the offer to exchange to provide such interim financial information.

(d)

(1) The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that are incorporated by reference into the prospectus/offer to exchange pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on January 5, 2016.

ENDOLOGIX, INC.

By:	/s/ John McDermott
	Name:	John McDermott
	Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ John McDermott John McDermott	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	January 5, 2016

/s/ Vaseem Mahboob Vaseem Mahboob	Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)	January 5, 2016

* Thomas F. Zenty, III	Director	January 5, 2016

* Daniel Lemaitre	Director	January 5, 2016

* Thomas C. Wilder, III	Director	January 5, 2016

* Guido J. Neels	Director	January 5, 2016

* Gregory D. Waller	Director	January 5, 2016

* Leslie Norwalk	Director	January 5, 2016

*By:	/s/ Vaseem Mahboob
Vaseem Mahboob Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1*	Agreement and Plan of Merger, dated October 26, 2015, among Endologix, Inc., TriVascular Technologies, Inc., and TriVascular Merger Sub, Inc (incorporated by reference to the copy included as Annex A to Part I of this Registration Statement on Form S-4).

3.1	Amended and Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to Endologix, Inc. Quarterly Report on Form 10-Q, No. 000-28440, filed on July 31, 2014).

3.2	Amended and Restated Bylaws, as amended (incorporated by reference to Exhibit 3.1 to Endologix, Inc. Current Report on Form 8-K, No. 000-28440, filed on December 14, 2010).

4.1*	Form of Voting Agreement, dated as of October 26, 2015, by and among Endologix, Inc., TriVascular Merger Sub, Inc. and certain stockholders of TriVascular Technologies, Inc. (incorporated by reference to the copy included as Annex B to Part I of this Registration Statement on Form S-4).

4.2	Specimen Certificate of Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Endologix, Inc. Registration Statement on Form S-1, No. 333-04560, filed on June 10, 1996).

4.3	Updated Specimen Certificate of Common Stock effective as of May 22, 2014 (incorporated by reference to Endologix, Inc. Annual Report on Form 10-K, No. 000-28440, filed on March 2, 2015).

5.1*	Form of opinion of Stradling Yocca Carlson & Rauth, P.C. regarding legality of securities being registered.

8.1*	Form of opinion of Stradling Yocca Carlson & Rauth, P.C.as to certain tax matters.

8.2*	Form of opinion of Arnold & Porter LLP as to certain tax matters.

10.1**	1997 Supplemental Stock Option Plan (incorporated by reference to Exhibit 99.1 to Endologix, Inc. Registration Statement on Form S-8, No. 333-42161, filed on December 12, 1997).

10.2**	1996 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 4.1 to Endologix, Inc. Registration Statement on Form S-8, No. 333-122491, filed on February 2, 2005).

10.3**	2006 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to Endologix, Inc. Current Report on Form 8-K, File No. 000-28440, filed on May 24, 2013).

10.4**	Form of Stock Option Agreement under 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Endologix, Inc. Quarterly Report on Form 10-Q, File No. 000-28440, filed on November 9, 2006).

10.5**	Form of Restricted Stock Award Agreement under 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Endologix, Inc. Quarterly Report on Form 10-Q, File No. 000-28440, filed on November 9, 2006).

10.6**	Form of Employee Restricted Stock Unit Award Agreement under 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Endologix, Inc, Quarterly Report on Form 10-Q, File No. 000-28440, filed on November 1, 2012.)

10.7**	Form of Director Restricted Stock Unit Award Agreement under 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Endologix, Inc. Quarterly Report on Form 10-Q, File No. 000-28440, filed on November 1, 2012.)

10.8**	Amended and Restated 2006 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.2 to Endologix, Inc. Current Report on Form 8-K, File No. 000-28440, filed on May 24, 2013).

Exhibit Number	Description of Exhibit

10.9**	Employment Agreement, dated February 1, 2014, by and between Endologix, Inc. and John McDermott (incorporated by reference to Exhibit 10.18 to Endologix, Inc. Annual Report on Form 10-K, File No. 000-28440, filed on March 3, 2014).

10.10**	Employment Agreement, dated February 1, 2014, by and between Endologix, Inc. and Shelley B. Thunen (incorporated by reference to Exhibit 10.19 to Endologix, Inc. Annual Report on Form 10-K, File No. 000-28440, filed on March 3, 2014).

10.11**	Employment Agreement, dated February 1, 2014, by and between Endologix, Inc. and Robert D. Mitchell (incorporated by reference to Exhibit 10.20 to Endologix, Inc. Annual Report on Form 10-K, File No. 000-28440, filed on March 3, 2014).

10.12**	Employment Agreement, dated February 2, 2014, by and between Endologix, Inc. and Dave Jennings (incorporated by reference to Exhibit 10.4 to Endologix, Inc. Quarterly Report on Form 10-Q, File No. 000-28440, filed on May 2, 2014).

10.13**	Employment Agreement, dated February 2, 2014, by and between Endologix, Inc. and James Machek (incorporated by reference to Exhibit 10.5 to Endologix, Inc. Quarterly Report on Form 10-Q, File No. 000-28440, filed on May 2, 2014).

10.14**	Employment Agreement, dated August 18, 2014, by and between Endologix, Inc. and Amanda DePalma. (incorporated by reference to Exhibit 10.14 to Endologix, Inc. Annual Report on Form 10-K, File No. 000-28440, filed on March 2, 2015).

10.15**	Employment Agreement, dated February 1, 2014, by and between Endologix, Inc. and Jose Lima. (incorporated by reference to Exhibit 10.15 to Endologix, Inc. Annual Report on Form 10-K, File No. 000-28440, filed on March 2, 2015).

10.16**	Form of Indemnification Agreement entered into with Endologix, Inc. officers and directors (incorporated by reference to Exhibit 10.23 to Endologix, Inc. Annual Report on Form 10-K, File No. 000-28440, filed on March 3, 2014).

10.17	Standard Industrial/Commercial Single-Tenant Lease — Net, dated November 2, 2004, by and between Endologix, Inc. and Del Monico Investments, Inc. (incorporated by reference to Exhibit 10.46 to Endologix, Inc. Current Report on Form 8-K, File No. 000-28440, filed on November 24, 2004).

10.17.1	Addendum No. 2 to Standard Industrial/Commercial Single-Tenant Lease — Net, by and between Endologix, Inc. and Del Monico Investments, Inc., dated June 9, 2009 (incorporated by reference to Exhibit 10.1 to Endologix, Inc. Quarterly Report on Form 10-Q, File No. 000-28440, filed on November 2, 2009).

10.17.2	Addendum No. 3 to Standard Industrial/Commercial Single-Tenant Lease — Net, by and between Endologix, Inc. and Del Monico Investments, Inc., dated June 9, 2009 (incorporated by reference to Exhibit 10.17.2 to Endologix, Inc. Annual Report on Form 10-K, File No. 000-28440, filed on March 2, 2015).

10.17.3	Addendum No. 4 to Standard Industrial/Commercial Single-Tenant Lease — Net, by and between Endologix, Inc. and Del Monico Investments, Inc., dated June 9, 2009 (incorporated by reference to Exhibit 10.17.3 to Endologix, Inc. Annual Report on Form 10-K, File No. 000-28440, filed on March 2, 2015).

10.18	Standard Industrial/Commercial Multi -Tenant Lease — Net, by and between Endologix, Inc. and Four-In-One Associates, dated August 28, 2009 (incorporated by reference to Exhibit 10.2 to Endologix, Inc. Quarterly Report on Form 10-Q, File No. 000-28440, filed on November 2, 2009).

Exhibit Number	Description of Exhibit

10.18.1	Addendum No. 3 to Standard Industrial/Commercial Multi -Tenant Lease — Net, by and between Endologix, Inc. and Four-In-One Associates, dated August 28, 2009 (incorporated by reference to Exhibit 10.18.1 to Endologix, Inc. Annual Report on Form 10-K, File No. 000-28440, filed on March 2, 2015).

10.19	Standard Industrial/Commercial Multi-Tenant Lease — Net, for 2 Musick, Irvine, California and 35 Hammond, Irvine, dated June 12, 2013, by and between Endologix, Inc. and The Northwestern Mutual Life Insurance Company (incorporated by reference to Exhibit 10.1 to Endologix, Inc. Quarterly Report on Form 10-Q, File No. 000-28440, filed with on August 5, 2013).

10.20+	Cross License Agreement dated as of October 26, 2011, by and between Endologix, Inc. and Bard Peripheral Vascular, Inc. (incorporated by reference to Exhibit 10.19 to Endologix Inc. Annual Report on Form 10-K, File No. 000-28440, filed on March 6, 2012).

10.21+	Settlement Agreement, dated October 16, 2012 by and among Endologix, Inc., Cook Incorporated, Cook Group and Cook Medical, Inc. (incorporated by reference to Exhibit 10.22 to Endologix, Inc. Annual Report on Form 10-K, File No. 000-28440, filed with on March 14, 2013).

10.22	Base Capped Call Confirmation, dated December 4, 2013, between Endologix, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to Endologix, Inc. Current Report on Form 8-K, File No. 000-28440, filed on December 6, 2013).

10.23	Additional Capped Call Confirmation, dated December 5, 2013, between Endologix, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to Endologix, Inc. Current Report on Form 8-K, File No. 000-28440, filed on December 6, 2013).

12.1***	Endologix, Inc. Computation of Ratios of Earnings to Fixed Charges.

21.1	List of Subsidiaries of Endologix, Inc. (incorporated by reference to Exhibit 21.1 to Endologix, Inc. Annual Report on Form 10-K, File No. 000-28440, filed on March 2, 2015).

23.1*	Consent of KPMG LLP as independent registered public accounting firm to Endologix, Inc.

23.2*	Consent of PricewaterhouseCoopers LLP as independent registered public accounting firm to TriVascular Technologies, Inc.

23.3*	Consent of Stradling Yocca Carlson & Rauth with respect to legality opinion (included in the opinion filed as Exhibit 5.1 and incorporated herein by reference).

23.4*	Consent of Stradling Yocca Carlson & Rauth with respect to tax matters opinion (included in the opinion filed as Exhibit 8.1 and incorporated herein by reference).

23.5*	Consent of Arnold & Porter with respect to tax matters opinion (included in the opinion filed as Exhibit 8.2 and incorporated herein by reference).

24.1*	Power of Attorney (incorporated by reference to the signature pages to this Registration Statement on Form S-4).

99.1***	Consent of J.P. Morgan Securities LLC.

99.2***	Consent of Piper Jaffray & Co.

99.3*	Form of Proxy Card.

+	Confidential treatment was granted for portions of such exhibit.
^	To be filed by amendment.
*	Filed herewith.
**	Indicates a management contract or compensatory plan or arrangement required to be filed pursuant to Item 15(b) of Form 10-K.
***	Previously filed.